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As filed with the Securities and Exchange Commission on October 18, 2006

Registration No. 333-136263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRIMAS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3452 (Primary Standard Industrial Classification Code Number)	38-2687639 (I.R.S. Employer Identification Number)

39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304
(248) 631-5450
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joshua A. Sherbin, Esq.
General Counsel
TriMas Corporation
39400 Woodward Avenue, Suite 130
Bloomfield Hills, Michigan 48304
(248) 631-5497
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Jonathan A. Schaffzin, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Valerie Ford Jacob, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion.
Preliminary Prospectus Dated October 18, 2006

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P R O S P E C T U S

                    Shares

TriMas Corporation

Common Stock

        This is our initial public offering. We are offering            shares to be sold in this offering.

        We expect the public offering price to be between $            and $            per share. Since January 1998, there has been no public market for our common stock. We intend to apply to have our common stock approved for listing on the New York Stock Exchange under the symbol "TRS."

        Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

        The underwriters will have an option for a period of 30 days to purchase up to                additional shares of TriMas Corporation common stock from us on the same terms and conditions set forth above to cover overallotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                        , 2006.

Goldman, Sachs & Co.	Merrill Lynch & Co.
Credit Suisse	JPMorgan

The date of this prospectus is                        , 2006.

TRIMAS CORPORATION

Packaging Systems

Rieke Packaging Systems™ A TriMas Company

Rieke ITALIA S.r.L.

Rieke Dispensing

englass

Rieke GERMANY GmbH

COMPAC CORPORATION A TriMas Company

Where innovative ideas take hold.

Energy Products

LAMONS LAMONS GASKET COMPANY

ARROW ENGINE COMPANY

Industrial Specialties

MONOGRAM AEROSPACE FASTENERS

LAKE ERIE PRODUCTS

NORRIS CYLINDER COMPANY A TriMas Company

KEO

NI

Richards Micro-Tool, Inc.

RV & Trailer Products

TOUGH & TRUSTED BULLDOG

FULTON Performance Products

Tekonsha

Bargman

Wesbar

TRIMOTIVE

ROLA ROOF RACKS

Recreational Accessories

HIGHLAND The Pro's Brand!

REESE

HIDDEN HITCH

TOUGH & TRUSTED BULLDOG

DRAW-TITE INC.

TOW READY

ROLA ROOF RACKS

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus, as supplemented by any related free writing prospectus. We are offering to sell, and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

MARKET AND INDUSTRY DATA

        Due to the variety of our products and the niche markets that we serve, there are few published independent sources for data related to the markets for many of our products. To the extent we are able to express our belief on the basis of data derived in part from independent sources, we have done so. To the extent we have been unable to do so, we have expressed our belief solely on the basis of our own internal analyses and estimates of our and our competitors' products and capabilities. Industry publications and surveys and forecasts that we have utilized generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe that the third-party sources are reliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying assumptions or basis for any such information. In general, when we say we are a "leader" or a "leading" manufacturer or make similar statements about ourselves, we are expressing our belief that we formulated principally from our estimates and experiences in, and knowledge of, the markets in which we compete. In some cases, we possess independent data to support our position, but that data may not be sufficient in isolation for us to reach the conclusions that we have reached without our knowledge of our markets and businesses.

Use of Trademarks

        Arrow®, Bargman®, Bulldog®, Compac™, Composi-Lok®, Composi-Lok® II, Draw-Tite®, Englass®, FlexSpout®, Fulton®, Hidden Hitch®, Highland "The Pro's Brand"®, Keo®, Lamons™, LEP™, OSI-Bolt®, Poly-ViseGrip™, Radial-Lok®, Reese®, Reese Outfitter®, Reese Towpower™, Rieke®, ROLA®, Stolz®, Tekonsha®, Tow Ready™, ViseGrip®, Visu- Lok®, Visu-Lok® II and Wesbar® are among our registered trademarks. This prospectus also includes other registered and unregistered trademarks of ours. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

ii

PROSPECTUS SUMMARY

        This summary highlights the material information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including "Risk Factors" and our financial statements and the notes to those financial statements included elsewhere in this prospectus. Unless the context otherwise requires, the terms "we," "our" and "us" refer to TriMas Corporation and its subsidiaries.

Our Company

        We are a manufacturer of highly engineered products serving niche markets in a diverse range of commercial, industrial and consumer applications. Most of our businesses share important characteristics, including leading market shares, strong brand names, broad product offerings, established distribution networks, relatively high operating margins, relatively low capital investment requirements, product growth opportunities and strategic acquisition opportunities. We believe that a majority of our 2005 net sales were in markets in which our products have the number one or number two market position within their respective product categories. In addition, we believe that in many of our businesses, we are one of only a few manufacturers in the geographic markets where we currently compete.

        Our broad product portfolio and customer base, as well as diverse end-markets reduce our dependence on any one product, customer, distribution channel, geographic region or industry segment. We are led by an experienced management team that pursues the highest level of customer satisfaction. Our operating system allows us to build on the strengths of each of our operating segments and across our businesses as a whole. Our businesses are organized into five operating segments, each of which represents a distinct business platform: Packaging Systems, Energy Products, Industrial Specialties, RV& Trailer Products and Recreational Accessories.

  •
  Packaging Systems. We believe Packaging Systems is a leading designer, manufacturer and distributor of specialty, highly engineered closure and dispensing systems for a range of niche end markets, including steel and plastic industrial and consumer packaging applications. We also manufacture specialty laminates, jacketings and insulation tapes used with fiberglass insulation as vapor barriers in commercial and industrial construction applications. Our brands include Rieke® and Compac™.

  •
  Energy Products. We believe Energy Products is a leading designer, manufacturer and distributor of a variety of engines and engine replacement parts and accessory products for the oil and gas industry as well as metallic and non-metallic industrial sealant products and fasteners for the petroleum refining, petrochemical and other industrial markets. We are the largest gasket supplier to the domestic petroleum industry. Our brands include Lamons® and Arrow®.

  •
  Industrial Specialties. We believe Industrial Specialties is a leading designer, manufacturer and distributor of a diverse range of industrial products for use in niche markets within the aerospace, industrial, defense and medical equipment markets. This segment's products include highly engineered composite aerospace fasteners, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gases, precision tools, and military ordnance components and steel cartridge cases. Our brands include Monogram Aerospace Fasteners, Norris Cylinder, Keo® Cutters and Richards Micro-Tool.

  •
  RV & Trailer Products. We believe RV & Trailer Products is a leading designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered trailer products, lighting accessories and roof racks for the trailer original equipment manufacturers, recreational vehicle, agricultural/utility, marine and commercial trailer markets. We believe it is also the market leader in brake control solutions. Our brands include Bargman®, Bulldog®, Fulton®, Wesbar® and Tekonsha®.

  •
  Recreational Accessories. We believe Recreational Accessories is a leading designer, manufacturer and distributor of a wide range of aftermarket cargo management products, towing and hitch systems and accessories and vehicle protection products used to outfit and accessorize light trucks, sport utility vehicles and passenger cars. Our brands include Draw-Tite®, Reese®, Hidden Hitch®, Tow Ready™, ROLA™ and Highland "The Pro's Brand"®.

Our Strategy

        Guided by our experienced senior management team and a disciplined operating approach, we have pursued and intend to continue to pursue the following strategies:

  •
  Continued Product Innovation. Product development and expanded market and product line offerings have historically driven and will continue to drive organic growth initiatives. We currently have a significant number of pending product initiatives across all of our business segments.

  •
  Pursue International Growth Opportunities. We have launched initiatives to expand sales and product lines outside of our traditional NAFTA-based markets across all businesses in our portfolio. We are currently focusing on growth in Asia, Western Europe and South America.

  •
  Pursue Lower-Cost Manufacturing and Sourcing Initiatives. We continue to focus on lean manufacturing, global sourcing and selectively shifting manufacturing capabilities to countries with lower production costs. For example, we recently launched two lower-cost manufacturing facilities in China and one in Thailand, and have also expanded our Mexican operations.

  •
  Pursue Strategic Niche Acquisitions on a Disciplined Basis. We have completed and integrated over 30 acquisitions since 1986, including seven since June 2002. We have acquired and our current acquisition strategy targets, companies with engineered products and strong market positions and, in our opinion, sustainable organic growth prospects.

Risks Related to Our Strategies

        You should also consider the many risks we face that could mitigate our competitive strengths and limit our ability to implement our business strategies, including:

  •
  we may be unable to maintain or enhance our competitive positions if we are unable to address technological advances, implement new and more cost effective manufacturing techniques or introduce new or improved products;

  •
  we face the risk of lower cost foreign manufacturers competing in the markets for our products and we may be adversely impacted;

  •
  our ability to improve or sustain operating margins as a result of cost-savings may be limited and may be further impacted by increases in steel, resins and other material commodities or energy costs to the extent we are unable to offset any such cost increases with price increases on a timely basis;

  •
  in the past, we have grown through acquisitions and we may be unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions;

  •
  as of June 30, 2006 we had approximately $721.5 million of outstanding debt and would have had $            of outstanding debt after giving effect to this offering and the use of proceeds therefrom as described under "Use of Proceeds"; after this offering, we will continue to have substantial principal and interest payment obligations; and

  •
  as we expand our international operations we may be subjected to risks not present in the U.S. markets such as foreign and U.S. government regulations and restrictions, tariffs and other trade barriers, foreign exchange risks and other risks related to political, economic and social instability.

Our Executive Offices and Structure

        TriMas Corporation is a Delaware corporation. Our principal executive offices are located at 39400 Woodward Avenue, Suite 130, Bloomfield Hills, Michigan 48304. Our telephone number is (248) 631-5450. Our web site address is www.trimascorp.com. Information contained on our web site is not a part of this prospectus.

        TriMas Corporation is a holding company with no material assets of its own other than 100.0% of the capital stock of an intermediate holding company, TriMas Company LLC. TriMas Company LLC directly or indirectly owns our domestic and foreign operating subsidiaries, which represent the primary source of all of our revenues and are the primary owners of all of our operating assets. All of our senior credit facility and public debt are issued or guaranteed by TriMas Corporation, TriMas Company LLC and our domestic subsidiaries (other than our receivables financing subsidiary).

        As of June 30, 2006, we employed approximately 5,000 people, 38% of which were located outside the United States. We operate 15 domestic manufacturing facilities and 12 manufacturing facilities located outside the United States. Our foreign manufacturing facilities are located in Australia, Canada, China, the United Kingdom, Italy, Thailand, Germany and Mexico.

Company Background and Our Controlling Stockholder

        We operated as an independent public company from 1989 through 1997. In 1998, we were acquired by Metaldyne Corporation (formerly MascoTech, Inc.) ("Metaldyne") and in November 2000 Metaldyne was acquired by an investor group led by Heartland Industrial Partners, L.P. ("Heartland") and Credit Suisse. On June 6, 2002, an investor group led by Heartland acquired 66.0% of our fully diluted common equity from Metaldyne for cash with the objective of permitting us to independently pursue growth opportunities.

        On August 31, 2006, Metaldyne entered into an Agreement and Plan of Merger with Asahi Tec Corporation ("Asahi") whereby Metaldyne will become a wholly-owned subsidiary of Asahi. It is a condition to the consummation of the proposed merger that Metaldyne dividend or otherwise distribute the 4,825,587 shares of our common stock that it owns on a pro rata basis to the holders of Metaldyne's common stock at the time of such dividend. The dividend or other distribution of our common stock is referred to herein as the "Metaldyne Dividend." Assuming that the Metaldyne Dividend occurs immediately after the consummation of this offering, Heartland, Credit Suisse and Masco Corporation will be distributed 2,413,443, 1,087,691 and 280,849 shares of our voting common stock, respectively and will beneficially own %, % and    %, respectively of our fully diluted common equity (valued in aggregate at $                   million, $                   million and $                   million, respectively, in each case based upon the midpoint of the price range determined as of the distribution date) assuming no exercise of the over-allotment option. If Metaldyne becomes a wholly-owned subsidiary of Asahi, we and Metaldyne will cease to be related parties. Metaldyne has disclosed that it currently expects the merger with Asahi to be consummated on or before December 31, 2006. See "Related Party Transactions." See "Principal Shareholders."

  Our Controlling Stockholder and Other Significant Stockholders & Relationships

        Heartland. Heartland currently directly owns 61.1% of our outstanding voting common equity. Metaldyne, which is majority owned by Heartland, currently directly owns an additional 23.2% of our outstanding voting common equity. As a result, Heartland currently directly and indirectly controls 84.3% of our outstanding voting common equity. After giving effect to this offering (assuming no exercise of the over-allotment option): (1) in the event that the Metaldyne Dividend occurs prior to the consummation of this offering, Heartland will directly own      % of our outstanding voting common equity and (2) in the event that the Metaldyne Dividend has not occurred on or before the time of this offering, Heartland will beneficially own approximately       % of our outstanding voting common equity (which includes      % held by Metaldyne). One of our directors is the Managing Member of Heartland's General Partner and is also currently a director of Metaldyne. Entities affiliated with our Chairman also own limited liability company interests in Heartland Additional Commitment Fund, LLC which is a limited partner in Heartland.

        Metaldyne. Metaldyne was a public company until November 2000 when an investor group led by Heartland and Credit Suisse acquired approximately 97% of Metaldyne's common stock. According to publicly available information, as of September 29, 2006 Heartland, Credit Suisse and Masco Corporation owned 50.04%, 24.60% and 5.82% respectively of Metaldyne's outstanding voting common stock.

        Masco Corporation. Masco Corporation, through its wholly-owned subsidiary, Masco Capital Corporation, currently owns approximately 10.5% of our outstanding voting common stock. Masco Corporation currently owns approximately 5.82% of Metaldyne. After giving effect to this offering (assuming no exercise of the over-allotment option): (1) in the event that the Metaldyne Dividend occurs prior to the consummation of this offering, Masco Corporation together with Masco Capital Corporation would beneficially own    % of our outstanding voting common equity and (2) if the Metaldyne Dividend has not occurred on or before the consummation of this offering, Masco Capital Corporation will beneficially own approximately            % of our fully diluted common equity. Our Chairman is also the President and Chairman of Masco Capital Corporation.

        Credit Suisse. Credit Suisse does not currently own any of our outstanding voting common stock, but will acquire 1,087,691 shares as a result of the Metaldyne Dividend. After giving effect to this offering (assuming no exercise of the over-allotment option): (1) in the event that the Metaldyne Dividend occurs prior to the consummation of this offering, Credit Suisse will own approximately      % of our outstanding voting common equity and (2) if the Metaldyne Dividend has not occurred on or before the consummation of this offering, Credit Suisse will own 0% of our outstanding voting common stock.

        We, Heartland, Metaldyne, Masco Capital Corporation, Masco Corporation and Credit Suisse are party to a shareholders agreement relating to the ownership of our common equity. See "Related Party Transactions—Shareholders Agreements." The provisions of this agreement will not apply to Masco Corporation and Credit Suisse unless and until they receive shares in the Metaldyne Dividend. We are not aware of any additional agreements or understandings between or among Heartland, Metaldyne, Masco Capital Corporation, Masco Corporation, Credit Suisse and any of our directors or officers concerning our common equity.

        Heartland, Metaldyne and those of our directors associated with Heartland will realize certain direct and indirect costs and benefits from this offering, including the following: (1) all pre-offering owners of our common stock will benefit from the creation of a public market for our common stock although they will be subject to lock-up agreements described elsewhere in this prospectus; (2) Heartland and Metaldyne will continue to collectively own, and as a result one of our directors will continue to control, shares representing a majority of our voting stock (valued in aggregate at $                      million based upon the midpoint of the price range.) Heartland originally acquired 66% of our fully diluted common equity from Metaldyne at an aggregate cost of $265.0 million; (3) Heartland is agreeing to a contractual settlement of its right to receive an annual monitoring fee of $4.0 million and 1.0% fee for this offering in exchange for a $         million payment, but will continue

to have the right to earn fees for services provided in connection with certain future financings, acquisitions and divestitures by us; and (4) Heartland and Metaldyne will suffer a reduction in their percentage of share ownership and will have reduced representation on our Board of Directors and its committees, although Heartland and Metaldyne will continue to control a majority of our shares immediately following this offering, as indicated above, and Heartland will continue to have the ability to elect a majority of our Board of Directors.

        At the time of the June 2002 transactions, we, Metaldyne and Heartland entered into a number of agreements pertaining to, among other things, Heartland's investment, the dividend, our respective ongoing relationships and the allocation of certain liabilities that might arise. We subsequently repurchased some of our common stock from Metaldyne in April 2003 at the same price as originally paid by Heartland. See "Related Party Transactions." Consequently, there are continuing ongoing relationships that will exist between us, on the one hand, and Heartland, Metaldyne and certain of our officers and directors, on the other hand. See "Management," "Principal Stockholders," "Related Party Transactions—Benefits of This Offering to Certain Related Parties" and the relevant portions of the section captioned "Risk Factors." None of these matters are specific to this offering.

The Offering

Common stock offered by us	shares
Shares to be outstanding after the offering	shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million. We intend to use these net proceeds to repay a portion of our outstanding term loans under our credit facilities and/or a portion of our senior subordinated notes. We also may seek to terminate certain of our operating leases by acquiring the underlying assets. To the extent there are any remaining net proceeds, we intend to use such funds for general corporate purposes.
Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.
Risk factors	Please read "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        We intend to apply for listing of the shares on the New York Stock Exchange under the symbol "TRS."

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise of the over-allotment option granted by us in favor of the underwriters; and

  •
  excludes 2,222,000 shares of common stock reserved for issuance under our long-term equity incentive plan including, as of August 31, 2006, 1,993,091 shares of common stock issuable upon the exercise of outstanding stock options under the long-term equity incentive plan at exercise prices of $20.00 per share and $23.00 per share, of which 1,088,654 and 69,888 options were vested, respectively.

Summary Financial Data

        The following table sets forth our summary financial data for the three years ended December 31, 2005 and the six months ended June 30, 2006 and June 30, 2005, as well as summary as adjusted balance sheet data as of June 30, 2006. The summary financial data for the fiscal years ended December 31, 2005, 2004 and 2003 have been derived from our audited financial statements and notes to those financial statements included elsewhere in this prospectus. The audited financial statements for the years ended December 31, 2005, 2004 and 2003 have been audited by KPMG LLP. The summary information for the six months ended June 30, 2006 and June 30, 2005 has been derived from our unaudited interim financial statements and the notes to those financial statements, which, in the opinion of management, include all adjustments which are normal and recurring in nature, necessary for the fair presentation of that data for such periods.

        We acquired three significant businesses during 2003: (1) HammerBlow Acquisition Corp. on January 30, 2003, (2) Highland Group Corporation on February 21, 2003 and (3) an automotive fittings business from Metaldyne, which we refer to as the Fittings Acquisition, on May 9, 2003. The summary financial information for 2003 includes the results of the HammerBlow and Highland businesses subsequent to the date of their acquisition. The Fittings Acquisition was accounted for as a reorganization of entities under common control because of Heartland's interests in Metaldyne and us. As a result, historical periods have been revised to include the effects of the Fittings Acquisition as if Fittings had been owned by us for all periods presented. The as adjusted summary balance sheet data reflect the impact of this offering and the use of proceeds therefrom as if it had occurred June 30, 2006. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Financial Information" and our financial statements and the notes thereto, each included elsewhere in this prospectus.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
	(dollars and shares in thousands, except per share data)
Statement of Operations Data:
Net sales	$552,670	$529,550	$1,000,860	$931,400	$807,330
Gross profit	148,400	133,580	246,990	256,530	227,820
Operating profit	60,810	54,240	84,320	88,520	51,170
Income (loss) from continuing operations	12,210	8,510	1,010	13,910	(17,170)
Basic Earnings (Loss) Per Share Data:
Continuing operations	$0.61	$0.43	$0.05	$0.70	$(0.85)
Weighted average shares for basic EPS	20,010	20,010	20,010	20,010	20,047
Diluted Earnings (Loss) Per Share Data:
Continuing operations	$0.59	$0.41	$0.05	$0.70	$(0.85)
Weighted average shares for diluted EPS	20,760	20,760	20,010	20,010	20,047

Statement of Cash Flows Data:
Cash flows provided by (used for)
operating activities	$17,250	$14,220	$29,890	$42,620	$41,360
investing activities	(13,290)	(7,090)	(16,640)	(46,840)	(161,280)
financing activities	(6,290)	(6,360)	(12,610)	530	26,260
Other Financial Data:
Depreciation and amortization(1)(2)	$18,950	$19,110	$37,090	$36,190	$43,590
Capital expenditures(2)	10,760	8,710	20,300	36,110	25,240
Adjusted EBITDA(3)(4)	68,810	68,220	113,140	117,470	108,910
	As of June 30, 2006
	Actual	Pro Forma(5)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,400	$
Current assets	334,880
Goodwill and other intangibles, net	899,700
Total assets	1,444,410
Current liabilities	233,190
Total debt	721,470
Shareholders' equity	363,960

(1)
Includes non-cash charges of $0.4 million, $0.6 million and $5.6 million in 2005, 2004 and 2003, respectively, to write–off customer relationship intangibles as we no longer maintain a sales relationship with several customers. See Note 7 to the audited financial statements included elsewhere in this prospectus.

(2)
Reflects amounts attributable to continuing operations.

(3)
In evaluating our business, our management considers and uses Adjusted EBITDA as a key indicator of financial operating performance and as a measure of cash generating capability. We define Adjusted EBITDA as net income (loss) before cumulative effect of accounting change, before interest, taxes, depreciation, amortization, non-cash asset and goodwill impairment charges and write-offs and non-cash losses on sale-lease back of property and equipment. In evaluating Adjusted EBITDA, our management deems it important to consider the quality of our underlying earnings by separately identifying certain costs undertaken to improve our results, such as costs related to consolidating facilities and businesses in an effort to eliminate duplicative costs or achieve efficiencies, costs related to integrating acquisitions and restructuring costs related to expense reduction efforts. Although we may undertake new consolidation, restructuring and integration efforts in the future as a result of our acquisition activity, our management separately considers these costs in evaluating underlying business performance. Caution must be exercised in considering these items as they include substantially (but not necessarily entirely) cash costs and there can be no assurance that we will ultimately realize the benefits of these efforts. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and the impact of purchase accounting and SFAS No. 142 (affecting depreciation and amortization expense). Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incent and compensate our management personnel, in measuring our performance relative to that of our competitors and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA or similar measures are widely used by investors, securities analysts, ratings agencies and other interested parties as a measure of financial performance and debt service capabilities. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. These limitations are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

        The following is a reconciliation of our Adjusted EBITDA to net income (loss) before cumulative effect of accounting change, and cash flows from operating activities:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Net income (loss) before cumulative effect of accounting change	$6,840	$6,560	$(45,460)	$(2,190)	$(30,930)
Income tax expense (benefit)(a)	3,070	3,690	(30,580)	(4,290)	(5,590)
Interest expense	39,950	36,950	75,210	67,650	64,780
Loss on sale-leaseback of property and equipment(c)	—	—	—	—	18,200
Asset impairment(b)	—	—	73,220	10,650	7,600
Write-off of deferred equity offering costs	—	—	—	1,140	—
Depreciation and amortization	18,950	21,020	40,750	44,510	54,850

Adjusted EBITDA(c)	$68,810	$68,220	$113,140	$117,470	$108,910
Interest paid	(28,640)	(33,760)	(70,550)	(61,650)	(61,710)
Taxes paid	(6,730)	(5,750)	(12,630)	(10,220)	(8,500)
Legacy stock award payments	—	—	—	(5,400)	(4,560)
Loss on dispositions of plant and equipment	3,130	130	300	790	1,910
Payments to Metaldyne to fund contractual liabilities	—	(330)	(2,900)	(4,610)	(6,370)
Receivables sales and securitization, net	18,100	24,440	(9,580)	47,960	—
Net change in working capital	(37,420)	(38,730)	12,110	(41,720)	11,680

Cash flows provided by operating activities	$17,250	$14,220	$29,890	$42,620	$41,360

  (a)
  Includes addback of income tax benefit of $32.6 million recorded in 2005 related to discontinued operations. See Note 5 to the audited financial statements included elsewhere in this prospectus.

  (b)
  Includes asset impairments related to continuing operations in the amount of $2.9 million, $2.4 million and $7.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Also includes impairment charges related to discontinued operations in the amount of $70.3 million and $8.3 million for the years ended December 31, 2005 and 2004, respectively.

  (c)
  Of the $18.2 million loss on sale-leaseback of property and equipment, $9.7 million related to continuing operations and is included in the loss on dispositions of property and equipment in our consolidated statement of operations and $8.5 million related to discontinued operations. These sale-leaseback transactions were of a financing nature and the proceeds were used to reduce indebtedness. The lease transactions are accounted for as operating leases. For the years ended December 31, 2005 and December 31, 2004, Adjusted EBITDA was lower by $10.1 million in each year, for lease payments related to property and equipment that was sold and leased back during the first and second quarters of 2003. If such leases had been in effect for the full year in 2003, the lease payments would have resulted in an additional $4.0 million in lease expense in 2003.

        The following details certain items relating to our consolidation, restructuring and integration efforts that are included in the determination of net income (loss) under GAAP and are not added back to net income (loss) in determining Adjusted EBITDA, but that we separately consider in evaluating our Adjusted EBITDA:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Facility and business consolidation costs(a)	$40	$—	$200	$280	$—
Business unit restructuring costs(b)	180	660	1,130	6,250	2,650
Acquisition integration costs(c)	490	900	1,290	1,510	6,810

	$710	$1,560	$2,620	$8,040	$9,460

  (a)
  Includes employee training, severance and relocation costs, equipment move and plant rearrangement costs associated with facility and business consolidations.

  (b)
  Principally employee severance costs associated with business unit restructuring and other cost reduction activities.

  (c)
  Includes equipment move and other facility closure costs, excess and obsolete inventory reserve charges related to brand rationalization, employee training, and other organization costs associated with the integration of acquired operations. Also includes a non-cash expense of $4.0 million for the year ended December 31, 2003 that will not be recurring associated with the step-up in basis of inventory acquired in connection with the acquisitions of HammerBlow and Highland.

        In 2003, we incurred legacy stock award expense of $4.83 million that is included in the determination of net income (loss) under GAAP and is not added back to net income (loss) in determining Adjusted EBITDA, but that we separately consider in evaluating our Adjusted EBITDA.

(4)
Adjusted EBITDA herein includes discontinued operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Information and Supplemental Analysis."

(5)
The pro forma consolidated balance sheet data as of June 30, 2006 gives effect to this offering and the use of proceeds therefrom as described under "Use of Proceeds" and "Unaudited Pro Forma Financial Information."

RISK FACTORS

        You should carefully consider each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. As a result of any of the following risks, our business, results of operations or financial condition could be materially adversely affected, the market price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

  We have a history of net losses.

        We incurred net losses of $45.9 million, $2.2 million and $30.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. These losses principally resulted from the high interest expense associated with our highly leveraged capital structure, discontinued operations and assets held for sale, and non-cash expenses such as depreciation and amortization of intangible assets and asset impairments also contributed to our net losses. We may continue to experience net losses in the future.

  Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries; as such we are subject to the loss of sales and margins due to an economic downturn or recession.

        Our financial performance depends, in large part, on conditions in the markets that we serve in both the U.S. and global economies. Some of the industries that we serve are highly cyclical, such as the automotive, construction, industrial equipment, energy, aerospace and electrical equipment industries. We may experience a reduction in sales and margins as a result of a downturn in economic conditions or other macroeconomic factors. Lower demand for our products may also negatively affect the capacity utilization of our production facilities, which may further reduce our operating margins.

  Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins.

        Many of our products are sold in competitive markets. We believe that the principal points of competition in our markets are product quality and price, design and engineering capabilities, product development, conformity to customer specifications, reliability and timeliness of delivery, customer service and effectiveness of distribution. Maintaining and improving our competitive position will require continued investment by us in manufacturing, engineering, quality standards, marketing, customer service and support of our distribution networks. We may have insufficient resources in the future to continue to make such investments and, even if we make such investments, we may not be able to maintain or improve our competitive position. We also face the risk of lower-cost foreign manufacturers located in China, Southeast Asia and other regions competing in the markets for our products and we may be driven as a consequence of this competition to increase our investment overseas. Making overseas investments can be highly complicated and we may not always realize the advantages we anticipate from any such investments. Competitive pressure may limit the volume of products that we sell and reduce our operating margins.

  Increases in our raw material or energy costs or the loss of raw material or energy suppliers could adversely affect our profitability and other financial results.

        We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, copper, aluminum, polyethylene and other resins and energy. Prices for these products fluctuate with market conditions and we have experienced sporadic increases recently. We may be unable to offset the impact with price increases on a timely basis due to outstanding commitments to our customers, competitive considerations or our customers' resistance to accepting such price increases and our financial performance may be adversely impacted by further price increases. A failure by our suppliers to continue to supply us with certain raw materials or component parts on commercially reasonable terms, or at all, would also have a material adverse effect on us. To the extent there are energy supply disruptions or material fluctuations in energy costs, our margins could be materially adversely impacted.

  We may be unable to successfully implement our business strategies. Our ability to realize our business strategies may be limited.

        Our businesses operate in relatively mature industries and it may be difficult to successfully pursue our growth strategies and realize material benefits therefrom. Even if we are successful, other risks attendant to our businesses and the economy generally may substantially or entirely eliminate the benefits. While we have successfully utilized some of these strategies in the past, our growth has principally come through acquisitions.

  Our products are typically highly engineered or customer-driven and we are subject to risks associated with changing technology and manufacturing techniques that could place us at a competitive disadvantage.

        We believe that our customers rigorously evaluate their suppliers on the basis of product quality, price competitiveness, technical expertise and development capability, new product innovation, reliability and timeliness of delivery, product design capability, manufacturing expertise, operational flexibility, customer service and overall management. Our success depends on our ability to continue to meet our customers' changing expectations with respect to these criteria. We anticipate that we will remain committed to product research and development, advanced manufacturing techniques and service to remain competitive, which entails significant costs. We may be unable to address technological advances, implement new and more cost-effective manufacturing techniques, or introduce new or improved products, whether in existing or new markets, so as to maintain our businesses' competitive positions or to grow our businesses as desired.

  We depend on the services of key individuals and relationships, the loss of which would materially harm us.

        Our success will depend, in part, on the efforts of our senior management, including our Chief Executive Officer. Our future success will also depend on, among other factors, our ability to attract and retain other qualified personnel. The loss of the services of any of our key employees or the failure to attract or retain employees could have a material adverse effect on us. In addition, our largest stockholder, Heartland, has provided us with valuable strategic, financial and operational support pursuant to arrangements that will terminate in connection with this offering. The loss of such services could adversely affect us.

  We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations.

        We currently have, and will continue to have upon the application of proceeds from this offering, indebtedness that is substantial in relation to our shareholders' equity. As of June 30, 2006, we had approximately $721.5 million of outstanding debt and approximately $364.0 million of shareholders' equity. After giving effect to this offering and the use of proceeds therefrom as described under "Use of Proceeds," on June 30, 2006, as of that date we would have had approximately $       million of outstanding debt and $       million of shareholders' equity. As of June 30, 2006, approximately 40% of our debt bears interest at variable rates and we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Our debt service payment obligations in 2005 were approximately $73.4 million. Based on amounts outstanding as of June 30, 2006 a 1.0% increase in the per annum interest rate for our variable rate debt would increase our interest expense by approximately $2.9 million annually. Our degree of leverage and level of interest expense may have other significant consequences, including:

  •
  our leverage may place us at a competitive disadvantage as compared with our less leveraged competitors and make us more vulnerable in the event of a downturn in general economic conditions or in any of our businesses;

  •
  our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate may be limited;

  •
  our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, business development efforts, general corporate or other purposes may be impaired;

  •
  a substantial portion of our cash flow from operations will be dedicated to the payment of interest and principal on our indebtedness, thereby reducing the funds available to us for other purposes, including our operations, capital expenditures, future business opportunities or obligations to pay rent in respect of our operating leases; and

  •
  our operations are restricted by our debt instruments, which contain material financial and operating covenants, and those restrictions may limit, among other things, our ability to borrow money in the future for working capital, capital expenditures, acquisitions or other purposes.

        Our ability to service our debt and other obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Our businesses may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  Restrictions in our debt instruments and accounts receivable facility limit our ability to take certain actions and breaches thereof could impair our liquidity.

        Our credit facility and the indenture governing our senior subordinated notes contain covenants that restrict our ability to:

  •
  pay dividends or redeem or repurchase capital stock;

  •
  incur additional indebtedness and grant liens;

  •
  make acquisitions and joint venture investments;

  •
  sell assets; and

  •
  make capital expenditures.

        Our credit facility also requires us to comply with financial covenants relating to, among other things, interest coverage and leverage. Our accounts receivable facility contains covenants similar to those in our credit facility and includes additional requirements regarding our receivables.

        We may not be able to satisfy these covenants in the future or be able to pursue our strategies within the constraints of these covenants. Substantially all of our assets and the assets of our domestic subsidiaries (other than our special purpose receivables subsidiary) are pledged as collateral pursuant to the terms of our credit facility. A breach of a covenant contained in our debt instruments could result in an event of default under one or more of our debt instruments, our accounts receivable facility and our lease financing arrangements. Such breaches would permit the lenders under our credit facility to declare all amounts borrowed thereunder to be due and payable, and the commitments of such lenders to make further extensions of credit could be terminated. In addition, such breach may cause a termination of our accounts receivable facility. Each of these circumstances could materially and adversely impair our liquidity.

  We may face liability associated with the use of products for which patent ownership or other intellectual property rights are claimed.

        We may be subject to claims or inquiries regarding alleged unauthorized use of a third party's intellectual property. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, reengineer, or rebrand certain products or packaging, any of which could affect our business, financial condition and operating results. If we are required to seek licenses under patents or other intellectual property rights of others, we may not be able to acquire these licenses on acceptable terms, if at all. In addition, the cost of responding to an intellectual property infringement claim, in terms of legal fees and expenses and the diversion of management resources, whether or not the claim is valid, could have a material adverse effect on our business, results of operations and financial condition.

  We may be unable to adequately protect our intellectual property.

        While we believe that our patents, trademarks and other intellectual property have significant value, it is uncertain that this intellectual property, or any intellectual property acquired or developed by us in the future, will provide a meaningful competitive advantage. Our patents or pending applications may be challenged, invalidated or circumvented by competitors or rights granted thereunder may not provide meaningful proprietary protection. Moreover, competitors may infringe on our patents or successfully avoid them through design innovation. Policing unauthorized use of our intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States. An adverse outcome in any intellectual property litigation could subject us to significant liabilities to third parties, require us to license technology or other intellectual property rights from others, require us to comply with injunctions to cease marketing or using certain products or brands, or require us to redesign, reengineer or rebrand certain products or packaging. Further, we may incur costs in terms of legal fees and expenses, whether or not the claim is valid, to respond to intellectual property infringement claims. These or other liabilities or claims may increase or otherwise have a material adverse effect on our financial condition and future results of operations.

  We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us.

        We are subject to a variety of litigation incidental to our businesses, including claims for damages arising out of use of our products, claims relating to intellectual property matters and claims involving employment matters and commercial disputes.

        We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. Although, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability to date, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower net income or cause the need to reduce our insurance coverage. In addition, a future claim may be brought against us that could have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products, divert management's attention, and could have a material adverse effect on our business.

        In addition, one of our Energy Products segment subsidiaries is a party to lawsuits related to asbestos contained in gaskets formerly manufactured by it or its predecessors. Some of this litigation includes claims for punitive and consequential as well as compensatory damages. We are not able to predict the outcome of these matters given that, among other things, claims may be initially made in jurisdictions without specifying the amount sought or by simply stating the minimum or maximum permissible monetary relief, and may be amended to alter the amount sought. Of the 11,119 claims pending at September 30, 2006, 123 set forth specific amounts of damages (other than those stating the statutory minimum or maximum). 93 of the 123 claims sought between $1.0 million and $5.0 million in total damages (which includes compensatory and punitive damages) and 30 sought between $5.0 million and $10.0 million in total damages (which includes compensatory and punitive damages). Solely with respect to compensatory damages, 99 of the 123 claims sought between $50,000 and $600,000 and 24 sought between $1.0 million and $5.0 million. Solely with respect to punitive damages, 93 of the 123 claims specifying damages sought between $1.0 million and $2.5 million and 30 sought $5.0 million. Total defense costs from January 1, 2003 to September 30, 2006 were approximately $17.7 million and total settlement costs (exclusive of defense costs) for all asbestos cases since inception have been approximately $3.5 million. To date, approximately 50% of our costs related to defense and settlement of asbestos litigation have been covered by our primary insurance. However, in the future we may incur significant litigation costs in defending these matters and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our businesses. See "Business—Legal Proceedings" for a discussion of these matters.

  Our business may be materially and adversely affected by compliance obligations and liabilities under environmental laws and regulations.

        We are subject to federal, state, local and foreign environmental laws and regulations which impose limitations on the discharge of pollutants into the ground, air and water and establish standards for the generation, treatment, use, storage and disposal of solid and hazardous wastes, and remediation of contaminated sites. We may be legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites, and for personal injury or property damages, if any, associated with such contamination. We have been named as potentially responsible parties under CERCLA (the federal Superfund law) or similar state laws in several sites requiring clean-up related to disposal of wastes we generated. These laws generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred substantial expenses for all these sites over a number of years, a portion of which has been covered by insurance. See "Business—Legal Proceedings" for a discussion of these matters. In addition to the foregoing, our businesses have incurred and likely will continue to incur expenses to investigate and clean up existing and former company-owned or leased property, including those properties made the subject of sale-leaseback transactions for which we have provided environmental indemnities to the lessors. Additional sites may be identified at which we are a potentially responsible party under the federal Superfund law or similar state laws. We must also comply with various health and safety regulations in the U.S. and abroad in connection with our operations.

        We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Based on information presently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us. The operation of manufacturing plants entails risks in these areas, however, and we may incur material costs or liabilities in the future that could adversely affect us. There can be no assurance that we have been or will be at all times in substantial compliance with environmental health and safety laws. Failure to comply with any of these laws could result in civil, criminal, monetary and non-monetary penalties and damage to our reputation. In addition, potentially material expenditures could be required in the future. For example, we may be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response.

  Historically, we have grown primarily through acquisitions. If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected.

        Historically, one of our principal growth strategies has been to pursue strategic acquisition opportunities. A substantial portion of our historical growth has derived from acquisitions. Since our separation from Metaldyne in June 2002, we have completed seven acquisitions. Each of these acquisitions required integration expense and actions that negatively impacted our results of operations and that could not have been fully anticipated beforehand. In addition, attractive acquisition candidates may not be identified and acquired in the future, financing for acquisitions may be unavailable on satisfactory terms or at all and we may be unable to accomplish our strategic objectives in effecting a particular acquisition. We may encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management's attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect our business strategy and financial condition and results of operations.

  We have significant operating lease obligations and our failure to meet those obligations could adversely affect our financial condition.

        We lease many of our manufacturing facilities and certain capital equipment. Our annualized rental expense under these operating leases was approximately $16.1 million in 2005. A failure to pay our rental obligations with respect to a facility lease would constitute a default allowing the applicable landlord to pursue any remedy available to it under applicable law, which include taking possession of our property and evicting us. These leases are categorized as operating leases and are not considered indebtedness for purposes of our debt instruments.

  We have significant goodwill and intangible assets, and future impairment of our goodwill and intangible assets could have a material negative impact on our financial results.

        At June 30, 2006, our goodwill and intangible assets were approximately $899.7 million, and represented approximately 62.3% of our total assets. Our net loss of $45.9 million for the year ended December 31, 2005 included a charge of $41.6 million, net of income tax benefit of $28.7 million, for impairment of property and equipment and intangible assets related to our industrial fasteners business, which is held for sale and is reported as discontinued operations. Because of the significance of our goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on our financial results.

  We may be subject to further unionization and work stoppages at our facilities or our customers may be subject to work stoppages, which could seriously impact the profitability of our business.

        As of June 30, 2006, approximately 18% of our work force in our continuing operations was unionized under several different unions and bargaining agreements. If our unionized workers or those of our customers or suppliers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. In addition, if a greater percentage of our work force becomes unionized, our labor costs and risks associated with strikes, work stoppages or other slowdowns may increase. On July 19, 2006 approximately 150 workers at our Monogram Aerospace Fasteners business unit commenced a strike, which lasted until July 27, 2006. Many of our direct or indirect customers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or their suppliers could result in slowdowns or closures of assembly plants where our products are included. In addition, organizations responsible for shipping our customers' products may be impacted by occasional strikes or other activity. Any interruption in the delivery of our customers' products could reduce demand for our products and could have a material adverse effect on us.

  Our healthcare costs for active employees and future retirees may exceed our projections and may negatively affect our financial results.

        We maintain a range of healthcare benefits for our active employees and a limited number of retired employees pursuant to labor contracts and otherwise. Healthcare benefits for active employees and certain retirees are provided through comprehensive hospital, surgical and major medical benefit provisions or through health maintenance organizations, all of which are subject to various cost-sharing features. Some of these benefits are provided for in fixed amounts negotiated in labor contracts with the respective unions. If our costs under our benefit programs for active employees and retirees exceed our projections, our business and financial results could be materially adversely affected. Additionally, foreign competitors and many domestic competitors provide fewer benefits to their employees and retirees, and this difference in cost could adversely impact our competitive position.

  A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results.

        Approximately 17.2% of our net sales for the fiscal year ended December 31, 2005 were derived from sales by our subsidiaries located outside of the United States. We may significantly expand our international operations through internal growth and acquisitions. Sales outside of the U.S., particularly sales to emerging markets, and foreign manufacturing operations are subject to various other risks which are not present within U.S. markets, including governmental embargoes or foreign trade restrictions such as antidumping duties, changes in U.S. and foreign governmental regulations, tariffs and other trade barriers, the potential for nationalization of enterprises, foreign exchange risk and other risks related to political, economic and social instability. In addition, there are tax inefficiencies in repatriating cash flow from non-U.S. subsidiaries that could affect our financial results and reduce our ability to service debt.

Risks Related to Our Common Stock

  Our common stock may not trade actively, which may cause our common stock to trade at a discount and make it difficult for you to sell your stock.

        This is our initial public offering, which means that our common stock currently does not trade in any market. Upon the consummation of this offering, our common stock may not trade actively. You may not be able to sell your shares at or above the offering price, which will be determined by negotiations between representatives of the underwriters and us and which may not be indicative of prices that will prevail in the trading market. An illiquid market for our common stock may result in price volatility and poor execution of buy and sell orders for investors.

  Investors in this offering will suffer immediate and substantial dilution.

        The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of $                  per share of the common stock, assuming an initial public offering price of $                  per share. Our issuance of shares pursuant to options will cause investors to experience further dilution if the market price of our common stock exceeds the exercise price of these securities.

  Future sales of our common stock in the public market could cause our stock price to fall.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have            shares of common stock authorized for issuance under our certificate of incorporation and            shares of common stock outstanding. There will be            shares outstanding if the underwriters exercise their over-allotment option in full. Restrictions under the securities laws and the lock-up agreements described in "Underwriting" limit the number of shares of common stock that can be sold immediately following the public offering. All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act.            shares of common stock outstanding after this offering will be "restricted securities" subject to the volume limitations and the other conditions of Rule 144 or Rule 701 plus            additional shares issuable upon the exercise of outstanding options, available for sale after the expiration of their initial 180-day lock-up period.

        Of the            "restricted shares" outstanding after this offering, without giving effect to the Metaldyne Dividend, Heartland will directly own 12,678,082 and Metaldyne will own 4,825,587. Heartland and Metaldyne will have the ability to require us to register the resale of their shares 180 days after the consummation of this offering pursuant to registration rights. In addition, the parties to our shareholders agreement, other than those who became party to the agreement in connection with the Metaldyne Dividend, have the right, subject to the limitations in the shareholders agreement, to exercise certain piggyback registration rights in connection with other registered offerings. Substantial sales by Heartland or Metaldyne or the perception that these sales will occur may materially and adversely affect the price of our common stock.

  If we sell or issue additional shares of common stock to finance future acquisitions, your stock ownership could be diluted.

        Part of our growth strategy is to expand into new markets and enhance our position in existing markets through acquisitions. In order to successfully complete acquisitions we may target or fund our other activities, we may issue additional equity securities that could be dilutive to our earnings per share and to your stock ownership. The timing and quantity of the shares of our common stock that will be sold may have a negative impact on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or in connection with acquisition financing), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for our common stock.

  Possible volatility in our stock price could negatively affect our stockholders.

        The trading price of our common stock may be volatile in response to a number of factors, many of which are beyond our control, including actual or anticipated variations in quarterly financial results; changes in financial estimates or recommendations by securities analysts; changes in accounting standards, policies, guidance, interpretations or principles; sales of common stock by us or members of our management team; and announcements by our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments. In addition, our financial results may be below the expectations of securities analysts and investors. If this were to occur, the market price of our common stock could decrease, possibly significantly.

        In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may negatively affect the price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management's attention and resources, which could negatively affect our financial results.

  We are controlled by Heartland, which can control or substantially influence all matters requiring the approval of our stockholders, and Heartland's interests in our business may be different than yours.

        After this offering, Heartland will beneficially own approximately    % of our outstanding voting common stock and Metaldyne, which is controlled by Heartland, will beneficially own approximately
    % of our outstanding voting common stock. If the Metaldyne Dividend occurs prior to this offering,

Heartland will beneficially own    % of our outstanding voting common stock. As a result, and regardless of whether the Metaldyne Dividend occurs, Heartland will have the power to control or substantially influence all matters submitted to our stockholders, elect our directors, exercise control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders regardless of whether other stockholders believe that any such transactions are in their own best interests. For example, Heartland could cause us to make acquisitions that increase the amount of our indebtedness, sell revenue-generating assets or cause us to undergo a "going private" transaction with it or one of our affiliates based on its ownership immediately following the consummation of this offering without a legal requirement of unaffiliated shareholder approval. So long as Heartland continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions. Its interests may differ from yours and it may vote in a way with which you disagree. In addition, this concentration of ownership may have the effect of preventing, discouraging or deterring a change of control, which could depress the market price of our common stock. One of our directors is the Managing Member of Heartland's general partner. See "Related Party Transactions."

  We are party to certain transactions with Heartland and its affiliates, including Metaldyne, which may continue in the future.

        While we have no current plans with respect to additional related party transactions with Heartland or Metaldyne or their respective affiliates, apart from those existing and ordinary course matters summarized or referred to under "Related Party Transactions," we may enter into such transactions in the future. Our debt instruments currently require that, principles of corporate law may recommend that and we intend to, enter into such transactions only on arm's length third party terms. However, we cannot assure you that, should we enter into any such transactions, they would not be detrimental to us and to shareholders other than the relevant affiliated party or that there will be relevant arm's length third party transactions to which we may compare.

  Provisions of Delaware law and upon the consummation of this offering, our certificate of incorporation and by-laws, could delay or prevent a change in control of our company, which could adversely impact the value of our common stock.

        Upon the consummation of this offering, our certificate of incorporation and by-laws will contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Upon the consummation of this offering, provisions of our certificate of incorporation and by-laws will impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our certificate of incorporation will authorize our Board of Directors to determine the rights, preferences, privileges and restrictions of an unissued series of preferred stock, without any vote or action by our shareholders. Thus, our Board of Directors will be able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Additional provisions include the sole power of our Board of Directors to fix the number of directors, limitations on the removal of directors, the sole power of our Board of Directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise, and the inability of shareholders to act by written consent to call special meetings. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock."

  We are a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon the closing of this offering, affiliates of Heartland will continue to control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including:

  •
  the requirement that a majority of the Board of Directors consist of independent directors,

  •
  the requirement that we have a nominating/corporate governance committee consisting entirely of independent directors,

  •
  the requirement that we have a compensation committee consisting entirely of independent directors, and

  •
  the requirement for an annual performance evaluation of any such compensation committee.

        Following this offering, we currently intend to utilize the second, third and fourth of such listed exemptions and may elect while we remain a "controlled company" to also utilize the remaining listed exemptions. As a result, while we will have both a nominating/corporate governance committee and a compensation committee we do not expect that either will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

  As of June 30, 2006, our system of internal controls was not effective. If we fail to have an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or to detect and prevent fraud could harm our business. As of December 31, 2005, in connection with management's assessment of our internal controls, we, together with our independent auditors, identified a material weakness in internal controls over financial reporting at our industrial fasteners business and management concluded that our disclosure controls and procedures were ineffective. The control deficiencies identified related to a lack of timely, complete analysis and documentation in support of inventory valuation and related reserve accounts and incomplete analysis of past due customer accounts receivable and related documentation in support of accounts receivable reserves. The deficiencies noted resulted in adjustments being recorded to correctly state inventory valuation and accounts receivable reserve accounts as of December 31, 2005. We have taken the following steps during the six months ended June 30, 2006 to strengthen our disclosure controls and procedures at our industrial fasteners business:

  •
  hired a new controller in the first quarter of 2006 and temporarily assigned one financial group controller and provided other supplemental resources, as needed, to assist with monthly recurring accounting and control activities while the new controller transitions into his responsibilities;

  •
  developed and continued to implement revised processes with respect to the accounting, analysis and reporting of inventory balances, including valuation reserves; and

  •
  in the first quarter of 2006, implemented a revised process to timely review past due accounts receivable for purposes of analyzing collectibility and to document and support accounts receivable reserves required in connection with the month-end closing process.

        As of June 30, 2006, management determined that our disclosure controls and procedures remained ineffective at our industrial fasteners business. While we believe the actions implemented are expected to correct the material weakness identified in the near term, this determination can only be substantiated with the passage of time. We cannot assure you that we will be able to complete the work necessary to conclude that our internal controls are effective.

        Our conclusions and actions relative to our control weaknesses may be subject to scrutiny in the future, including review by the Securities and Exchange Commission in connection with its ordinary course review of our public filings and disclosure. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

  We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

        We have not declared or paid cash dividends on our common stock since becoming a stand-alone entity in June 2002 and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, restrictions in our credit facility and our indenture governing our senior subordinated notes restrict our ability to pay dividends. We currently intend to retain future earnings, if any, to finance our business and growth strategies. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

FORWARD-LOOKING INFORMATION

        This prospectus contains forward-looking statements about our financial condition, results of operations and business, and our plans, objectives, goals, strategies, future events, revenue or performance, capital expenditures, financing needs, plans or intentions concerning acquisitions and business trends and other nonhistorical information. Many of these statements appear under the headings "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "forecasts," or future or conditional verbs, such as "will," "should," "could," or "may," and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management's examination of historical operating trends and data are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will be achieved.

        Forward-looking statements are subject to numerous assumptions, risks and uncertainties and accordingly, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution readers not to place undue reliance on the statements, which speak only as of the date of this prospectus.

        The cautionary statements set forth above should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. We do not undertake any obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

        Risks and uncertainties that could cause actual results to vary materially from those anticipated in the forward-looking statements included in this prospectus include general economic conditions in the markets in which we operate and industry-related factors such as:

  •
  Our businesses depend upon general economic conditions and we serve some customers in highly cyclical industries. As a result, we are subject to the loss of sales and margins due to an economic downturn or recession, which could negatively affect us;

  •
  Many of the markets we serve are highly competitive, which could limit the volume of products that we sell and reduce our operating margins. We also face the risk of lower cost foreign manufacturers located in China, Southeast Asia and other regions competing in the markets for our products, and we may be adversely impacted;

  •
  Increases in our raw material or energy costs or the loss of a substantial number of our raw material or energy suppliers could adversely affect our profitability and other financial results;

  •
  We may be unable to successfully implement our business strategies. Our ability to realize benefits from our business strategies may be limited;

  •
  Our products are typically highly engineered or customer-driven and, as such, we are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage;

  •
  We depend on the services of key individuals and relationships, the loss of which would materially harm us;

  •
  We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations;

  •
  Restrictions in our debt instruments and accounts receivable facility limit our ability to take certain actions and breaches thereof could impair our liquidity;

  •
  We may be unable to protect our intellectual property or face liability associated with the use of products for which intellectual property rights are claimed;

  •
  We may incur material losses and costs as a result of product liability, recall and warranty claims that may be brought against us;

  •
  Our business may be materially and adversely affected by compliance obligations and liabilities including environmental and other laws and regulations;

  •
  Historically, we have grown primarily through acquisitions. If we are unable to identify attractive acquisition candidates, successfully integrate acquired operations or realize the intended benefits of our acquisitions, we may be adversely affected;

  •
  We have significant operating lease obligations. Failure to meet those obligations could adversely affect our financial condition;

  •
  We have significant goodwill and intangible assets. Future impairment of our goodwill and intangible assets could have a material adverse impact on our financial results;

  •
  We may be subject to work stoppages and further unionization at our facilities or our customers or suppliers may be subjected to work stoppages, which could seriously impact the profitability of our business;

  •
  Our healthcare costs for active employees and retirees may exceed our projections and may negatively affect our financial results;

  •
  A growing portion of our sales may be derived from international sources, which exposes us to certain risks which may adversely affect our financial results; and

  •
  We have not yet completed implementing our current plans to improve internal controls over financial reporting and may be unable to remedy certain internal control weaknesses identified by our management and take other actions to maintain compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. When we indicate that an event, condition or circumstance could or would have an adverse effect on us, we mean to include effects upon our business, financial and other condition, results of operations, prospects and ability to service our debt.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $             million from the sale of shares of our common stock in this offering, based upon an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses.

        We intend to use the net proceeds from this offering to repay a portion of our outstanding term loans under our credit facilities and/or a portion of our senior subordinated notes. Our term loans mature in August 2013 (which may be changed to February 2012 if our senior subordinated notes are still outstanding at that time) and bear interest at a weighted average rate of 8.6% per annum during the eight months ended August 31, 2006 and our senior subordinated notes mature in June 2012 and bear interest at a rate of 9 7/8% per annum. We also may seek to terminate certain of our operating leases by acquiring the underlying assets. To the extent there are any remaining net proceeds, we intend to use such funds for general corporate purposes. See "Unaudited Pro Forma Financial Information."

        A $1.00 increase (decrease) in the assumed initial public offering price of $          per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $           million, assuming the number of shares offered by us, as set forth on the cover page of this preliminary prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

        We have not declared or paid cash dividends on our common stock since becoming a stand-alone entity in June 2002 and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, restrictions in our credit facility and our indenture governing our senior subordinated notes restrict our ability to pay dividends. We currently intend to retain future earnings, if any, to finance our business and growth strategies. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2006 on an actual and a pro forma basis to reflect:

  •
  the sale by us of approximately    shares of our common stock in this offering at an assumed public offering price per share of $                       (the midpoint of the range on the cover page of this prospectus). We estimate that we will receive net proceeds of approximately $            , after deducting estimated underwriting discounts and offering expenses; and

  •
  the assumed repayment of $             million in principal amount of our outstanding debt and the termination of certain operating leases through the reacquisition of underlying assets at a cost of $            with the proceeds we receive from this offering.

        You should read this table in conjunction with our historical financial statements and the notes to those financial statements, our unaudited pro forma financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	As of June 30, 2006
	Actual	Pro Forma(1)
	(unaudited–dollars in thousands)
Cash and cash equivalents	$1,400	$

Long-term debt (including current maturities):
Credit facility(2)	$259,780	$
Senior subordinated notes(3)	436,450
Other	25,240

Total long-term debt	721,470
Shareholders' equity:
Preferred stock: par value $0.01 per share; 100,000,000 shares authorized; no shares issued and outstanding actual or as adjusted(4)	—		—
Common stock: par value $0.01 per share; 400,000,000 shares authorized; 20,010,000 shares issued and outstanding actual; shares issued and outstanding as adjusted(4)	200
Paid-in capital	397,810
Retained deficit(5)	(79,470)
Accumulated other comprehensive income	45,420

Total shareholders' equity	363,960

Total capitalization	$1,085,430	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, paid-in capital, total shareholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

(2)
At June 30, 2006, our credit facility was comprised of a $150 million revolving credit facility that matures in December 2007 and a $335.0 million term loan that matures in December 2009. As of June 30, 2006, we had outstanding borrowings of $259.8 million and utilized approximately $43.4 million of the letter of credit capacity under our revolving credit facility to support certain lease obligations and our ordinary course needs. In addition, our receivables facility provides us with up to $125.0 million of availability of eligible accounts receivable through December 31, 2007, of which $52.0 million was outstanding at June 30, 2006. We amended and restated our credit facilities on August 2, 2006. The amended and restated credit facilities are comprised of a $90.0 million revolving credit facility, a $60.0 million deposit-linked supplemental revolving credit facility, each of which will mature in August 2011 and a $260.0 million term loan facility that matures in August 2013, subject to certain conditions that could result in the term loans maturing in February 2012. See "Description of Our Debt."

(3)
At June 30, 2006, actual face value of the senior subordinated notes was $437.8 million and as adjusted face value was $436.5 million. See Note 7 to our unaudited financial statements included elsewhere in this prospectus.

(4)
As of September 15, 2006, there were 20,759,500 shares issued and outstanding as a result of Metaldyne exercising its warrant to purchase 749,500 shares after giving effect to the exercise price.

(5)
Reflects adjustment for a $     million expense related to the write-off of deferred debt issuance costs associated with the repayment of term loan indebtedness and $     million expense related to discontinuation of the $4.0 million annual fee paid under the Heartland Advisory Agreement, net of related tax benefit.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

        Our net negative tangible book value as of June 30, 2006 was approximately $(535.7) million, or $(26.77) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2006. After giving effect to the issuance and sale of     shares of our common stock in this offering at an assumed initial public offering price of $                  (the midpoint of the range on the cover page of this prospectus), and after deducting the underwriting discounts and estimated offering expenses that we will pay, our net tangible book value as of June 30, 2006 would have been approximately $                  million, or $                  per share of common stock. This represents an immediate increase in net tangible book value of $                  per share to existing shareholders and an immediate dilution of $                  per share to new investors purchasing shares of common stock in this offering.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of June 30, 2006		$(26.77)
Increase per share attributable to this offering	$
Net tangible book value per share after this offering	$
Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range on the cover page of this prospectus) would (decrease) increase our net tangible book value (deficit) by $             million, the net tangible book value (deficit) per share after this offering by $            per share and the decrease in net tangible book value (deficit) to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

        Assuming the underwriters exercise in full their over-allotment option to purchase             additional shares of common stock, our net tangible book value as of June 30, 2006 would have been $                    million or $                    per share. This represents an immediate increase in the net tangible book value of $                    per share to existing shareholders and an immediate dilution of $                    per share to new investors participating in this offering.

        The following table summarizes, as of June 30, 2006, the total number of shares of common stock purchased or to be purchased from us for cash during the past five years by existing shareholders, by holders of options or warrants and the total consideration paid or to be paid us and the average price per share paid or to be paid by them and by new investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and estimated offering expenses that we will pay:

	Shares purchased			Total consideration
	Number	Percent of total shares		Amount	Percent		Average price per share
Existing shareholders			%	$		%	$
New investors			%	$		%	$

Total		100.0%			100.0%

        The tables and calculations above (other than the last table above) assume no exercise of outstanding options. None of these options will be exercisable prior to 180 days after the consummation of this offering. As of August 31, 2006, there were 1,993,091 shares of our common stock issuable upon exercise of outstanding options at exercise prices of $20.00 per share and $23.00 per share. See "Management—Director and Executive Officer Compensation—Long Term Equity Incentive Plan."

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected historical financial data for the five years ended December 31, 2005 and the six months ended June 30, 2006 and June 30, 2005. The financial data for the fiscal years ended December 31, 2005, 2004 and 2003 have been derived from our audited financial statements and notes to those financial statements included elsewhere in this prospectus. The financial statements for the years ended December 31, 2005, 2004 and 2003 have been audited by KPMG LLP. The financial data for the fiscal years ended December 31, 2002 and 2001 have been derived from our consolidated financial statements for the years ended December 31, 2002 and 2001 that are not included in this prospectus. The selected information for the six months ended June 30, 2006 and June 30, 2005 has been derived from our unaudited interim financial statements and the notes to those financial statements, which, in the opinion of management, include all adjustments which are normal and recurring in nature, necessary for the fair presentation of that data for such periods.

        In reviewing the following information, it should be noted that on June 6, 2002, Metaldyne issued approximately 66.0% of our then fully diluted common equity to an investor group led by Heartland. We did not establish a new basis of accounting as a result of this common equity issuance due to the continuing contractual control by Heartland. Our combined financial information for the periods prior to June 6, 2002 includes allocations and estimates of direct and indirect Metaldyne corporate administrative costs attributed to us, which are deemed by management to be reasonable but are not necessarily reflective of the costs which we thereafter incurred or may incur on an ongoing basis. Prior to June 6, 2002, we were wholly-owned by Metaldyne.

        In addition, we acquired three significant businesses during 2003: (1) HammerBlow Acquisition Corp. on January 30, 2003, (2) Highland Group Corporation on February 21, 2003 and (3) an automotive manufacturing business from Metaldyne, which we refer to as the Fittings acquisition, on May 9, 2003. The historical financial information for 2003 includes the results of the HammerBlow and Highland businesses subsequent to the date of their acquisition. The Fittings acquisition was accounted for as a reorganization of entities under common control because of Heartland's interests in Metaldyne and us. As a result, historical periods have been revised to include the effects of the Fittings acquisition as if Fittings had been owned by us for all periods presented. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto, each included elsewhere in this prospectus.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars and shares in thousands, except per share data)
Statement of Operations Data:
Net sales	$552,670	$529,550	$1,000,860	$931,400	$807,330	$647,660	$639,590
Gross profit	148,400	133,580	246,990	256,530	227,820	190,040	184,280
Operating profit	60,810	54,240	84,320	88,520	51,170	74,270	70,020
Income (loss) from continuing operations	12,210	8,510	1,010	13,910	(17,170)	5,670	(9,250)
Per Share Data:
Basic:
Continuing operations	$0.61	$0.43	$0.05	$0.70	$(0.85)
Weighted average shares	20,010	20,010	20,010	20,010	20,047
Diluted:
Continuing operations	$0.59	$0.41	$0.05	$0.70	$(0.85)
Weighted average shares	20,760	20,760	20,010	20,010	20,047

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
	(dollars and shares in thousands)
Statement of Cash Flows Data:
Cash flows provided by (used for)
operating activities	$17,250	$14,220	$29,890	$42,620	$41,360	$(22,000)	$78,710
investing activities	(13,290)	(7,090)	(16,640)	(46,840)	(161,280)	(39,090)	(13,020)
financing activities	(6,290)	(6,360)	(12,610)	530	26,260	157,750	(68,970)
Balance Sheet Data:
Total assets	$1,444,410	$1,509,520	$1,428,510	$1,522,200	$1,500,030	$1,426,060	$1,281,600
Total debt	(721,470)	(731,740)	(727,680)	(738,020)	(735,980)	(696,180)	(440,760)
Goodwill and other intangibles(1)	899,700	911,120	900,000	925,280	938,550	751,800	806,870

(1)
Reflects amounts attributable to continuing operations.

 UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma financial information has been derived from our audited and unaudited historical financial statements, adjusted to give pro forma effect to:

  •
  this offering;

  •
  the purchase of $         million of assets we currently lease;

  •
  the redemption of $         million aggregate principal amount of our outstanding 9 7/8% senior subordinated notes due 2012;

  •
  the repayment of $         million aggregate principal amount of term loans outstanding under our amended and restated credit agreement;

  •
  $         million expense related to discontinuation of the $4.0 million annual fee paid to Heartland under the Advisory Agreement; and

  •
  the payment of $         million in fees and expenses related to the underwriting discount and other fees and expenses associated with this offering (collectively, the "Transactions").

        The unaudited pro forma combined statement of operations does not reflect any charges related to (i) the expected loss on extinguishment of debt resulting from the repayment of the above-referenced debt or (ii) the one-time $         million fee paid to Heartland in connection with the discontinuance of the Advisory Agreement fee described above, in each case because such charges are non-recurring in nature.

        The unaudited pro forma combined statement of operations for the six months ended June 30, 2006 and the unaudited pro forma combined statement of operations for the year ended December 31, 2005 each give effect to the Transactions as if they had occurred on January 1, 2005, except for the payment of the one-time fee to Heartland described above due to the non-recurring nature of the payment.

        The unaudited pro forma balance sheet as of June 30, 2006 includes adjustments necessary to reflect the estimated effect of the Transactions as if they had occurred as of June 30, 2006.

        The unaudited pro forma financial information referred to above is presented for informational purposes only and does not purport to represent what our results of operations or financial position would actually have been had the Transactions occurred at such time or to project our results of operations for any future period or date.

        The pro forma adjustments are based upon available information and various assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis.

        The unaudited pro forma financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and the related notes to such financial statements included elsewhere in this prospectus.

 Unaudited Pro Forma Combined Statement of Operations
For the Six Months Ended June 30, 2006
(dollars in millions, except per share amounts)

	TriMas Historical	Pro Forma Adjustments		Pro Forma
Net sales	$552.7			$
			(1)
Cost of sales	(404.3)		(2)

Gross profit	148.4	—
Selling, general and administrative expenses	(87.5)	2.0	(3)
Gain (loss) on dispositions of property and equipment	(0.1)

Operating profit	60.8	2.0

Other expense, net:
Interest expense	(40.0)		(4)
Other, net	(1.9)

Other expense, net	(41.9)	—

Income from continuing operations before income tax expense	18.9	2.0
Income tax expense	(6.7)		(5)

Income from continuing operations	12.2	2.0
Loss from discontinued operations, net of income tax benefit	(5.4)

Net income	$6.8	$2.0		$

Earnings (loss) per share—basic:
Continuing operations	$0.61
Discontinued operations, net of income tax benefit	(0.27)

Net income per share	$0.34

Weighted average common shares—basic	20,010

Earnings (loss) per share—diluted:
Continuing operations	$0.59
Discontinued operations, net of income tax benefit	(0.26)

Net income per share	$0.33

Weighted average common shares—diluted	20,760

See notes to Unaudited Pro Forma Financial Information.

 Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2005
(dollars in millions, except per share amounts)

	TriMas Historical	Pro Forma Adjustments		Pro Forma
Net sales	$1,000.9			$
			(1)
Cost of sales	(753.9)		(2)

Gross profit	247.0	—
Selling, general and administrative expenses	(159.0)	4.0	(3)
Loss on disposition of property and equipment	(0.7)
Gain (loss) on dispositions of property and equipment	(3.0)

Operating profit	84.3	4.0

Other expense, net:
Interest expense	(75.2)		(4)
Other, net	(6.1)

Other expense, net	(81.3)	—

Income from continuing operations before income tax expense	3.0
Income tax expense	(2.0)		(5)

Income from continuing operations	1.0
Loss from discontinued operations, net of income tax benefit	(46.5)
Cumulative effect of change in accounting principle, net of income tax benefit	(0.4)

Net loss	$(45.9)	$4.0		$

Earnings (loss) per share—basic:
Continuing operations	$0.05
Discontinued operations, net of income tax benefit	(2.32)
Cumulative effect of change in accounting principle	(0.02)

Net loss per share	$(2.29)

Weighted average common shares—basic	20,010

Earnings (loss) per share—diluted:
Continuing operations	$0.05
Discontinued operations, net of income tax benefit	(2.32)
Cumulative effect of change in accounting principle	(0.02)

Net loss per share	$(2.29)

Weighted average common shares—diluted	20,010

See notes to Unaudited Pro Forma Financial Information.

 TRIMAS CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

Pro Forma Adjustments

(1)
Reflects increased depreciation and amortization of $     million for the six months ended June 30, 2006 and $     million for the year ended December 31, 2005, in each case related to the reacquisition of property and equipment recorded at estimated fair values, based on estimated remaining useful lives at the date of acquisition ranging from three to ten years. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses: (a) a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million for the six months ended June 30, 2006 and $                       million for the year ended December 31, 2005, (b) a decrease below $                      in the assumed initial public offering price of $                  per share (the midpoint of the range on the cover page of this prospectus) would result in no increase in depreciation and amortization and (c) an increase above $                      in the assumed initial public offering price of $                  per share (the midpoint of the range on the cover page of this prospectus) would result in no incremental increase in depreciation and amortization.

(2)
Reflects adjustment to eliminate machinery and equipment lease expense related to operating leases that will be terminated. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses: (a) a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million for the six months ended June 30, 2006 and $                      million for the year ended December 31, 2005, (b) a decrease below $                      in the assumed initial public offering price of $                  per share (the midpoint of the range on the cover page of this prospectus) would result in no elimination of machinery and equipment lease expense and (c) an increase above $                      in the assumed initial public offering price of $                  per share (the midpoint of the range on the cover page of this prospectus) would result in no additional elimination of machinery and equipment lease expense.

(3)
Reflects adjustment to eliminate the $4.0 million annual monitoring fee paid to Heartland that will be terminated in connection with consummation of this offering.

(4)
Reflects adjustment to reduce interest expense and amortization of debt issuance costs associated with retirement of $     million of 9 7/8% senior subordinated notes due 2012 and $     million of term loans. Our term loans bore interest at a weighted average rate of 8.6% per annum during the eight months ended August 31, 2006. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses: (a) a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million for the six months ended June 30, 2006 and $                      million for the year ended December 31, 2005, (b) an increase above $                      in the assumed initial public offering price of $                  per share (the midpoint of the range on the cover page of this prospectus) would result in no additional reduction of interest expense and amortization of debt issuance costs associated with the retirement of debt and (c) a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) the aggregate amount of 9 7/8% senior subordinated notes due 2010 and term loans repaid by $                      million and $                      million, respectively.

(5)
To reflect the estimated tax effect of the above adjustments at an effective statutory tax rate of 38%.

 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(dollars in thousands, except share amounts)

	TriMas Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$1,400		(1)	$
Receivables, net	104,680
Inventories	157,940
Deferred income taxes	20,120
Prepaid expenses and other current assets	7,450
Assets of discontinued operations held for sale	43,290

Total current assets	334,880	—
Property and equipment, net	164,130
Goodwill	650,650
Other intangibles, net	249,050
Other assets	45,700		(2)

Total assets	$1,444,410	$—		$

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$7,780			$
Accounts payable	114,230
Accrued liabilities	72,980
Due to Metaldyne	4,910
Liabilities of discontinued operations	33,290

Total current liabilities	233,190	—
Long-term debt	713,690		(3)
Deferred income taxes	95,680
Other long-term liabilities	34,410
Due to Metaldyne	3,480

Total liabilities	1,080,450	—

Preferred stock, $0.01 par: Authorized 100,000,000 shares;
Issued and outstanding: None	—	—			—
Common stock, $0.01 par: Authorized 400,000,000 shares;
Issued and outstanding: 20,759,500 shares	200
Paid-in capital	397,810		(4)
Retained deficit	(79,470)		(5)
Accumulated other comprehensive income	45,420

Total shareholders' equity	363,960	—

Total liabilities and shareholders' equity	$1,444,410	$—		$

See notes to Unaudited Pro Forma Financial Information.

 TRIMAS CORPORATION
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

Pro Forma Adjustments

(1)
Reflects net adjustment for residual cash proceeds of the offering $     million which, when combined with available cash balances, fund a $     million payment to Heartland for services related to this offering and to discontinue payment of the $4.0 million annual fee under the Heartland Advisory Agreement.

(2)
Reflects adjustment to eliminate deferred debt issuance costs associated with retirement of $     million of 9 7/8% senior subordinated notes due 2012 using proceeds of the offering. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million.

(3)
Reflects adjustment for retirement of 9 7/8% senior subordinated notes due 2012, net of unamortized discount and premium, and term loans. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million.

(4)
Adjustment to reflect proceeds of the offering, net of related expenses. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, a $1.00 increase (decrease) in the assumed initial public offering price of $                       per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million.

(5)
Reflects adjustment for costs associated with redemption premium of $     million to retire $     million of 9 7/8% senior subordinated notes due 2012 and term loans, $     million expense related to deferred debt issuance costs and net amortized discount/premium at June 30, 2006, and $     million expense related to discontinuation of the $4.0 million annual fee paid under the Heartland Advisory Agreement, net of related tax benefit. Assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, a $1.00 increase (decrease) in the assumed initial public offering price of $                      per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) this amount by $                      million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers periods subsequent to our separation from Metaldyne and the acquisition of HammerBlow, Highland and Fittings. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under the heading "Forward-Looking Information," elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors," "Selected Historical Financial Data," "Unaudited Pro Forma Financial Information" and our historical consolidated financial statements included elsewhere in this prospectus.

Introduction

        We are an industrial manufacturer of highly engineered products serving niche markets in a diverse range of commercial, industrial and consumer applications. During the first quarter of 2006, we realigned our operating segments and management structure to better focus our various businesses' product line offerings by industry, end customer markets and related channels of distribution. We currently have five operating segments: Packaging Systems, Energy Products, Industrial Specialties, RV & Trailer Products and Recreational Accessories. In reviewing our financial results, consideration should be given to certain critical events, particularly our separation from Metaldyne in June 2002, and subsequent acquisitions and recent consolidation, integration and restructuring efforts.

        Key Factors and Risks Affecting Our Reported Results.    Critical factors affecting our ability to succeed include: our ability to successfully pursue organic growth through product development, cross-selling and product bundling and our ability to quickly and cost-effectively introduce new products; our ability to acquire and integrate companies or products that will supplement existing product lines, add new distribution channels, expand our geographic coverage or enable us to better absorb overhead costs; our ability to manage our cost structure more efficiently through improved supply base management, internal sourcing and/or purchasing of materials, selective outsourcing and/or purchasing of support functions, working capital management, and greater leverage of our administrative and overhead functions. If we are unable to do any of the foregoing successfully, our financial condition and results of operations could be materially and adversely impacted.

        Our businesses and results of operations depend upon general economic conditions and we serve some customers in highly cyclical industries that are highly competitive and themselves adversely impacted by unfavorable economic conditions. There is some seasonality in the business of our Recreational Accessories and RV & Trailer Products operating segments as well. Sales of towing and trailering products within these business segments are generally stronger in the second and third quarters, as trailer original equipment manufacturers (OEMs), distributors and retailers acquire product for the selling season. No other operating segment experiences significant seasonal fluctuation in its business. We do not consider sales order backlog to be a material factor in our business. A growing portion of our sales may be derived from international sources, which exposes us to certain risks, including currency risks. The demand for some of our products, particularly in the Recreational Accessories and RV & Trailer Products segments, is influenced by consumer sentiment, which could be negatively impacted by increased costs to consumers as a result of higher interest rates and energy costs, among other things.

        We are sensitive to price movements in our raw materials supply base. Our largest material purchases are for steel, copper, aluminum, polyethylene and other resins and energy. We have experienced increasing costs of steel and resin and have worked with our suppliers to manage cost pressures and disruptions in supply. We have also initiated pricing programs to pass increased steel, copper, aluminum and resin costs to customers. Although we have experienced delays in our ability to implement price increases, we generally recover such increased costs. Although steel price increases and disruptions in supply abated in 2005, we may experience recurring steel price increases or disruptions in supply in the future and we may not be able to pass along such higher costs to our customers in the form of price increases. We will continue to take actions as necessary to manage risks associated with increasing steel or other raw material costs however, such increased costs may adversely impact our earnings.

        The Company reports shipping and handling expenses associated with Recreational Accessories' sales distribution network as an element of selling, general and administrative expenses in its consolidated statement of operations. As such, gross margins for the Recreational Accessories segment may not be comparable to other companies which include all costs related to their distribution network in cost of sales.

        We have substantial debt, interest and lease payment requirements that may restrict our future operations and impair our ability to meet our obligations and, in a rising interest rate environment, our performance may be adversely affected by our degree of leverage.

        Our June 2002 Recapitalization and Separation from Metaldyne.    On June 6, 2002, we undertook a recapitalization that resulted in our separation from Metaldyne. Heartland and other investors invested approximately $265.0 million in us and acquired approximately 66.0% of our fully diluted common stock. Metaldyne retained or received approximately 34.0% of our fully diluted common stock. As part of this recapitalization: (1) we entered into a credit facility that then consisted of a $150.0 million revolving credit facility and a $260.0 million term loan facility; (2) we entered into a $125.0 million receivables securitization facility; and (3) we issued approximately $352.8 million in aggregate principal amount of senior subordinated notes. We used the proceeds from these financings to pay a cash dividend to Metaldyne that had been declared immediately prior to the recapitalization and to repay our obligations in respect of Metaldyne financing arrangements. In total, we declared and paid a cash dividend to Metaldyne equal to $840.0 million, less the aggregate amount of such debt repayment and receivables repurchase.

        See the information under the headings "Description of Our Debt" for information on our current credit facility terms and "Related Party Transactions" for additional information concerning the June 2002 transactions.

        We operated as an independent public company from 1989 through 1997. In 1998, we were acquired by Metaldyne (formerly MascoTech, Inc.) and in November 2000 Metaldyne was acquired by an investor group led by Heartland. In early 2001, we hired a new senior management team to increase our operating efficiency and develop a focused growth strategy.

        Our Prior Acquisitions.    Since our separation from Metaldyne in June 2002, we have completed seven acquisitions. The most significant of these were the HammerBlow, Highland and Fittings acquisitions. We also completed four smaller acquisitions: Haun Engine in August 2002, Cutting Edge Technologies in January 2003, Chem-Chrome in October 2003, and Bargman in January 2004.

        On January 30, 2003, within our RV & Trailer Products segment, we acquired all of the capital stock of HammerBlow Acquisition Corp., a manufacturer and distributor of towing, trailer and other vehicle accessories throughout North America, for a purchase price of approximately $145.2 million. Of this amount, $7.2 million of the purchase price was deferred and paid in January 2004.

        On February 21, 2003, within our Recreational Accessories segment, we acquired all of the capital stock of Highland Group Corporation, a manufacturer of cargo management and vehicle protection products, for a purchase price of approximately $73.5 million.

        On May 9, 2003, within our Industrial Specialities segment, we acquired an automotive fasteners manufacturing business from Metaldyne, a related party, for approximately $22.7 million on a debt-free basis (the "Fittings Acquisition"). In connection with the Fittings Acquisition, we agreed to sublease Metaldyne's Livonia, Michigan facility, at which the acquired business was and continues to be located. Because we and Metaldyne are under the common control of Heartland, this transaction was accounted for as a reorganization of entities under common control and, accordingly, we did not establish a new basis of accounting in the assets or liabilities of Fittings. Our reported results for prior periods have been revised to include the financial results of Fittings, including the allocation of certain charges to Fittings by Metaldyne. Examples of such allocations include amounts charged or allocated by Metaldyne for corporate-level services and interest expense attributed to Fittings. See "Related Party Transactions."

        Recent Consolidation, Integration and Restructuring Activities.    We have undertaken significant consolidation, integration and other cost-savings programs to enhance our efficiency and achieve cost reduction opportunities arising from our acquisitions. These programs were essentially completed as of December 31, 2004. In addition to these major projects, there were also a series of other smaller initiatives to eliminate duplicative and excess manufacturing and distribution facilities, sales forces, and back office and other support functions, some of which were extended in 2005 in order to continue to optimize our cost structure in response to competitor actions and market conditions. The aggregate costs of these actions for 2005, 2004 and 2003 were approximately $2.6 million, $8.0 million and $9.5 million, respectively. We believe all of these costs were warranted by the anticipated future benefits of these actions. In 2004, we completed the establishment of our stand-alone corporate office. With the expiration on December 31, 2003 of the shared services agreement between Metaldyne and us, we now handle internally the legal, tax, benefit administration and environmental, health and safety services formerly provided by Metaldyne.

        The key elements of our completed consolidation, integration and other cost-savings programs are summarized below:

  •
  In 2002, our electrical products manufacturing plant in Indiana within the RV & Trailer Products segment was closed and consolidated into an existing lower-cost contract manufacturing plant in Mexico. In addition, as part of an integration and consolidation plan that was executed in the second half of 2002 within the Recreational Accessories segment, two towing products manufacturing facilities, each with its own separate master distribution warehouse, were consolidated into a single manufacturing and master warehouse facility in Goshen, Indiana. We finalized these actions, including receipt of proceeds from real estate disposals of the closed facilities, during 2003.

  •
  In 2003, we began integrating facilities that were acquired from HammerBlow and Highland. In the third quarter of 2003, within the Recreational Accessories segment we closed one of the HammerBlow towing products manufacturing facilities and consolidated its operations into our Goshen, Indiana plant. Within RV & Trailer Products, we began consolidating the HammerBlow trailer products manufacturing facility in Wausau, Wisconsin into our Mosinee, Wisconsin facility during the fourth quarter of 2003 and completed this action in the third quarter of 2004.

  •
  In 2003, we began to consolidate two Compac facilities within the Packaging Systems segment that manufacture pressure-sensitive tape and insulation products into a single facility, and we initiated a capital expenditure program to modernize and provide expansion room for certain projected product growth. We completed these actions during the fourth quarter of 2004.

  •
  In the first of quarter 2004, the Recreational Accessories segment opened a new distribution center in South Bend, Indiana to further consolidate distribution activities and better serve our retail and aftermarket installer, wholesale and distributor customers. Recreational Accessories completed the consolidation of distribution activities in South Bend, Indiana during the fourth quarter of 2004. Also, in May 2004, Recreational Accessories announced its decision to cease manufacturing in Oakville, Ontario, and consolidated distribution activities for all Canadian customers in that location. The manufacturing operations were consolidated into our existing facility located in Goshen, Indiana as of the end of the third quarter of 2004, and we completed consolidation of the distribution activities for all Canadian customers during the second quarter of 2005.

  •
  In the second quarter of 2005, the Recreational Accessories and RV & Trailer Products segments implemented an initiative to further rationalize back office engineering, marketing and general administrative support personnel at certain of its locations. This action resulted in the elimination of 30 positions as of June 30, 2005. The associated severance costs were fully paid as of September 30, 2005.

  •
  In the fourth quarter of 2005, the RV & Trailer Products segment completed the integration of its Elkhart, Indiana plastics operation into our Goshen, Indiana facility and relocated its Albion, Indiana wiring operation to our facilities in Reynosa, Mexico. The Recreational Accessories segment also closed its Sheffield, Pennsylvania distribution/manufacturing facility and consolidated distribution activities in our South Bend, Indiana distribution center and outsourced the manufacturing activities.

        Key Indicators of Performance.    In evaluating our business, our management considers Adjusted EBITDA as a key indicator of financial operating performance and as a measure of cash generating capability. We define Adjusted EBITDA as net income (loss) before the cumulative effect of accounting change, before interest, taxes, depreciation, amortization, non-cash asset and goodwill impairment charges and write-offs and non-cash losses on sale-leaseback of property and equipment. In evaluating Adjusted EBITDA, our management deems it important to consider the quality of our underlying earnings by separately identifying certain costs undertaken to improve our results, such as costs related to consolidating facilities and businesses in an effort to eliminate duplicative costs or achieve efficiencies, costs related to integrating acquisitions and restructuring costs related to expense reduction efforts. Although we may undertake new consolidation, restructuring and integration efforts in the future as a result of our acquisition activity, our management separately considers these costs in evaluating underlying business performance. Caution must be exercised in considering these items as they include substantially (but not necessarily entirely) cash costs and there can be no assurance that we will ultimately realize the benefits of these efforts. Moreover, even if the anticipated benefits are realized, they may be offset by other business performance or general economic issues.

        Management believes that consideration of Adjusted EBITDA together with a careful review of our results as reported under GAAP is the best way to analyze our ability to service and/or incur indebtedness, as we are a highly leveraged company. We use Adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and the impact of purchase accounting and SFAS No. 142 (affecting depreciation and amortization expense). Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we also use Adjusted EBITDA for business planning purposes, to incent and compensate our management personnel, in measuring our performance relative to that of our competitors and in evaluating acquisition opportunities. In addition, we believe Adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other interested parties as a measure of financial performance and debt-service capabilities. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  it does not reflect our cash expenditures for capital equipment or other contractual commitments;

  •
  although depreciation, amortization and asset impairment charges and write-offs are non-cash charges, the assets being depreciated, amortized or written off may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements;

  •
  it does not reflect changes in, or cash requirements for, our working capital needs;

  •
  it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

  •
  it does not reflect certain tax payments that may represent a reduction in cash available to us;

  •
  it includes amounts resulting from matters we consider not to be indicative of underlying performance of our fundamental business operations, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and

  •
  other companies, including companies in our industry, may calculate these measures differently and as the number of differences in the way two different companies calculate these measures increases, the degree of their usefulness as a comparative measure correspondingly decreases.

        Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. We carefully review our operating profit margins (operating profit as a percentage of net sales) at a segment level, which are discussed in detail in our year-to-year comparison of operating results.

        The following is a reconciliation of our Adjusted EBITDA to net income (loss) and cash flows from operating activities for the six months ended June 30, 2006 and June 30, 2005 and the three years ended December 31, 2005, 2004 and 2003:

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Net income (loss) before cumulative effect of accounting change	$6,840	$6,560	$(45,460)	$(2,190)	$(30,930)
Income tax expense (benefit)(1)	3,070	3,690	(30,580)	(4,290)	(5,590)
Interest expense	39,950	36,950	75,210	67,650	64,780
Loss on sale-leaseback of property and equipment(3)	—	—	—	—	18,200
Asset impairment(2)	—	—	73,220	10,650	7,600
Write-off of deferred equity offering costs	—	—	—	1,140	—
Depreciation and amortization	18,950	21,020	40,750	44,510	54,850

Adjusted EBITDA(3)	$68,810	$68,220	$113,140	$117,470	$108,910
Interest paid	(28,640)	(33,760)	(70,550)	(61,650)	(61,710)
Taxes paid	(6,730)	(5,750)	(12,630)	(10,220)	(8,500)
Legacy stock award payments	—	—	—	(5,400)	(4,560)
Loss on dispositions of plant and equipment	3,130	130	300	790	1,910
Payments to Metaldyne to fund contractual liabilities	—	(330)	(2,900)	(4,610)	(6,370)
Receivables, sales and securitization, net	18,100	24,440	(9,580)	47,960	—
Net change in working capital	(37,420)	(38,730)	12,110	(41,720)	11,680

Cash flows provided by operating activities	$17,250	$14,220	$29,890	$42,620	$41,360

(1)
Includes add-back of income tax benefit of $32.6 million recorded in 2005 related to discontinued operations. See Note 5 to the audited financial statements included elsewhere in this prospectus.

(2)
Includes asset impairments related to continuing operations in the amount of $2.9 million, $2.4 million and $7.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Also includes impairment charges related to discontinued operations in the amount of $70.3 million and $8.3 million for the years ended December 31, 2005 and 2004, respectively.

(3)
Of the $18.2 million loss on sale-leaseback of property and equipment, $9.7 million related to continuing operations and is included in loss on dispositions of property and equipment in our consolidated statement of operations and $8.5 million related to discontinued operations. These sale-leaseback transactions were of a financing nature and the proceeds were used to reduce indebtedness. The lease transactions are accounted for as operating leases. For the years ended December 31, 2005 and 2004, Adjusted EBITDA was lower by $10.1 million in each year, for lease payments related to property and equipment that was sold and leased back during the first and second quarters of 2003. If such leases had been in effect for the full year in 2003, the lease payments would have resulted in an additional $4.0 million in lease expense in 2003.

        The following details certain items relating to our consolidation, restructuring and integration efforts that are included in the determination of net income (loss) under GAAP and are not added back to net income (loss) in determining Adjusted EBITDA, but that we separately consider in evaluating our Adjusted EBITDA.

	Six months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003
	(dollars in thousands)
Facility and business consolidation costs(a)	$40	$—	$200	$280	$—
Business unit restructuring costs(b)	180	660	1,130	6,250	2,650
Acquisition integration costs(c)	490	900	1,290	1,510	6,810

	$710	$1,560	$2,620	$8,040	$9,460

(a)
Includes employee training, severance and relocation costs, equipment move and plant rearrangement costs associated with facility and business consolidations.

(b)
Principally employee severance costs associated with business unit restructuring and other cost reduction activities.

(c)
Includes equipment move and other facility closure costs, excess and obsolete inventory reserve charges related to brand rationalization, employee training, and other organization costs associated with the integration of acquired operations. Also includes a non-cash expense of $4.0 million for the year ended December 31, 2003, that will not be recurring associated with the step-up in basis of inventory acquired in connection with the acquisitions of HammerBlow and Highland.

        In 2003, we also incurred legacy stock award expense of $4.83 million that is included in the determination of net income (loss) under GAAP and is not added back to net income (loss) in determining Adjusted EBITDA, but that we separately consider in evaluating our Adjusted EBITDA.

Segment Information and Supplemental Analysis

        The following table summarizes financial information of continuing operations for our five business segments for the six months ended June 30, 2006 and 2005:

	Six Months Ended June 30,
	2006	As a Percentage of Net Sales	2005	As a Percentage of Net Sales
	(dollars in thousands)
Net Sales:
Packaging Systems	$105,040	19.0%	$97,070	18.4%
Energy Products	78,670	14.2%	64,850	12.2%
Industrial Specialties	91,510	16.6%	84,610	16.0%
RV & Trailer Products	107,340	19.4%	108,160	20.4%
Recreational Accessories	170,110	30.8%	174,860	33.0%

Total	$552,670	100.0%	$529,550	100.0%

Gross Profit:
Packaging Systems	$30,740	29.3%	$28,640	29.5%
Energy Products	23,240	29.5%	18,140	28.0%
Industrial Specialties	26,620	29.1%	23,360	27.6%
RV & Trailer Products	24,850	23.2%	25,640	23.7%
Recreational Accessories	42,950	25.2%	37,800	21.6%

Total	$148,400	26.9%	$133,580	25.2%

Selling, General and Administrative:
Packaging Systems	$12,100	11.5%	$11,920	12.3%
Energy Products	11,590	14.7%	9,630	14.8%
Industrial Specialties	8,280	9.0%	7,230	8.5%
RV & Trailer Products	10,210	9.5%	9,970	9.2%
Recreational Accessories	32,160	18.9%	30,530	17.5%
Corporate expenses and management fees	13,150	N/A	9,850	N/A

Total	$87,490	15.8%	$79,130	14.9%

Operating Profit:
Packaging Systems	$18,660	17.8%	$16,740	17.2%
Energy Products	11,470	14.6%	8,520	13.1%
Industrial Specialties	18,270	20.0%	16,090	19.0%
RV & Trailer Products	14,680	13.7%	15,300	14.1%
Recreational Accessories	10,880	6.4%	7,460	4.3%
Corporate expenses and management fees	(13,150)	N/A	(9,870)	N/A

Total	$60,810	11.0%	$54,240	10.2%

Adjusted EBITDA:
Packaging Systems	$25,030	23.8%	$20,810	21.4%
Energy Products	12,700	16.1%	9,780	15.1%
Industrial Specialties	20,930	22.9%	18,600	22.0%
RV & Trailer Products	18,400	17.1%	18,910	17.5%
Recreational Accessories	15,920	9.4%	12,730	7.3%
Corporate expenses and management fees	(15,150)	N/A	(11,330)	N/A

Subtotal from continuing operations	$77,830	14.1%	$69,500	13.1%
Discontinued operations	(9,020)	N/A	(1,280)	N/A

Total	$68,810	12.5%	$68,220	12.9%

        The following table summarizes financial information of continuing operations for our five operating segments for the years ended December 31, 2005, 2004 and 2003:

	Year ended December 31,
	2005	As a Percentage of Net Sales	2004	As a Percentage of Net Sales	2003	As a Percentage of Net Sales
	(dollars in thousands)
Net Sales
Packaging Systems	$189,910	19.0%	$183,470	19.7%	$174,550	21.6%
Energy Products	131,020	13.1%	103,010	11.1%	88,690	11.0%
Industrial Specialties	164,700	16.4%	133,620	14.3%	116,670	14.5%
RV & Trailer Products	209,030	20.9%	196,990	21.1%	149,660	18.5%
Recreational Accessories	306,200	30.6%	314,310	33.8%	277,760	34.4%

Total	$1,000,860	100.0%	$931,400	100.0%	$807,330	100.0%

Gross Profit
Packaging Systems	$54,510	28.7%	$57,000	31.1%	$55,950	32.1%
Energy Products	35,420	27.0%	28,250	27.4%	24,390	27.5%
Industrial Specialties	47,580	28.9%	36,800	27.5%	33,690	28.9%
RV & Trailer Products	48,200	23.1%	49,110	24.9%	46,430	31.0%
Recreational Accessories	61,300	20.0%	85,440	27.2%	67,360	24.3%
Allocated/Corporate expenses	(20)	N/A	(70)	N/A	—	N/A

Total	$246,990	24.7%	$256,530	27.5%	$227,820	28.2%

Selling, General and Administrative
Packaging Systems	$23,810	12.5%	$26,330	14.4%	$24,170	13.8%
Energy Products	20,180	15.4%	19,080	18.5%	18,940	21.4%
Industrial Specialties	15,880	9.6%	14,960	11.2%	15,560	13.3%
RV & Trailer Products	20,520	9.8%	22,920	11.6%	19,240	12.9%
Recreational Accessories	56,610	18.5%	59,060	18.8%	54,500	19.6%
Corporate expenses and management fees	22,020	N/A	21,930	N/A	25,610	N/A

Total	$159,020	15.9%	$164,280	17.6%	$158,020	19.6%

Loss (Gain) on Disposition of Property and Equipment
Packaging Systems	$110	0.1%	$460	0.3%	$5,200	3.0%
Energy Products	10	0.0%	10	0.0%	(790)	(0.9%)
Industrial Specialties	70	0.0%	30	0.0%	4,440	3.8%
RV & Trailer Products	580	0.3%	520	0.3%	580	0.4%
Recreational Accessories	(80)	0.0%	330	0.1%	2,110	0.8%
Corporate	—	N/A	—	N/A	(510)	N/A

Total	$690	0.1%	$1,350	0.1%	$11,030	1.4%

Impairment of Assets and Goodwill
Packaging Systems	$—	0.0%	$2,280	1.2%	$—	0.0%
Energy Products	—	0.0%	—	0.0%	—	0.0%
Industrial Specialties	—	0.0%	—	0.0%	7,600	6.5%
RV & Trailer Products	310	0.1%	100	0.1%	—	0.0%
Recreational Accessories	2,650	0.9%	—	0.0%	—	0.0%

Total	$2,960	0.3%	$2,380	0.3%	$7,600	0.9%

Operating Profit
Packaging Systems	$30,590	16.1%	$27,940	15.2%	$26,580	15.2%
Energy Products	15,210	11.6%	9,160	8.9%	6,240	7.0%
Industrial Specialties	31,650	19.2%	21,810	16.3%	6,090	5.2%
RV & Trailer Products	26,790	12.8%	25,560	13.0%	26,610	17.8%
Recreational Accessories	2,120	0.7%	26,050	8.3%	10,760	3.9%
Corporate expenses and management fees	(22,040)	N/A	(22,000)	N/A	(25,110)	N/A

Total	$84,320	8.4%	$88,520	9.5%	$51,170	6.3%

Capital Expenditures
Packaging Systems	$8,680	4.6%	$17,800	9.7%	$14,390	8.2%
Energy Products	1,720	1.3%	1,230	1.2%	900	1.0%
Industrial Specialties	2,440	1.5%	3,980	3.0%	2,320	2.0%
RV & Trailer Products	4,690	2.2%	7,070	3.6%	4,380	2.9%
Recreational Accessories	2,700	0.9%	5,750	1.8%	3,010	1.1%
Corporate	70	N/A	280	N/A	240	N/A

Total	$20,300	2.0%	$36,110	3.9%	$25,240	3.1%

Depreciation and Amortization
Packaging Systems	$11,580	6.1%	$10,720	5.8%	$13,520	7.7%
Energy Products	2,310	1.8%	2,560	2.5%	5,230	5.9%
Industrial Specialties	4,980	3.0%	4,600	3.4%	5,160	4.4%
RV & Trailer Products	7,430	3.6%	7,430	3.8%	6,750	4.5%
Recreational Accessories	10,590	3.5%	10,640	3.4%	12,550	4.5%
Corporate	200	N/A	240	N/A	380	N/A

Total	$37,090	3.7%	$36,190	3.9%	$43,590	5.4%

Adjusted EBITDA
Packaging Systems	$40,350	21.2%	$41,370	22.5%	$45,210	25.9%
Energy Products	17,550	13.4%	11,700	11.4%	10,280	11.6%
Industrial Specialties	36,660	22.3%	26,490	19.8%	23,160	19.9%
RV & Trailer Products	34,280	16.4%	33,370	16.9%	34,050	22.8%
Recreational Accessories	14,930	4.9%	36,880	11.7%	23,700	8.5%
Corporate expenses and management fees	(25,490)	N/A	(22,680)	N/A	(24,590)	N/A

Subtotal from continuing operations	$118,280	11.8%	$127,130	13.6%	$111,810	13.8%
Discontinued operations	(5,140)	N/A	(9,660)	N/A	(2,900)	N/A

Total	$113,140	11.3%	$117,470	12.6%	$108,910	13.5%

Results of Operations

Six Months Ended June 30, 2006 Compared with Six Months Ended June 30, 2005

        The principal factors impacting us during the six months ended June 30, 2006, compared with the six months ended June 30, 2005, were:

  •
  continued economic expansion and a strong industrial economy which impacted end user demand across our Packaging Systems, Energy Products and Industrial Specialties segments;

  •
  the impact of significant competitive pricing pressures within the retail market channel of our Recreational Accessories segment and our RV & Trailer Products segment, and reduced demand for trailering components within our RV & Trailer Products segment; and

  •
  the impact of higher material costs and availability of some commodities, notably certain types of steel, polyethylene and polypropylene resins.

        Net sales increased $23.1 million, or approximately 4.4% for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005. Packaging Systems' net sales increased $7.9 million to $105.0 million from $97.1 million, or approximately 8.1%, for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005, as sales of core industrial closure products and specialty dispensing products increased 7.7%, while sales of specialty tapes, laminates and insulation products improved 9.7%. Net sales within Energy Products increased $13.8 million, or 21.3%, to $78.7 million in the six months ended June 30, 2006 from $64.9 million in the six months ended June 30, 2005 as businesses in this segment benefited from extensive oil and gas drilling activity in North America and continued high levels of turnaround activity at petroleum refineries and petrochemical facilities. Net sales within our Industrial Specialties segment increased $6.9 million, or approximately 8.2%, to $91.5 million for the six months ended June 30, 2006 from $84.6 million in the six months ended June 30, 2005, due to continued strong demand across all businesses in this segment, but most notably within our aerospace fasteners and industrial cylinders businesses. Net sales within RV & Trailer Products were $107.3 million in the six months ended June 30, 2006 compared to $108.2 million in the six months ended June 30, 2005 as lower sales demand in the agricultural/industrial and RV distributor markets was approximately offset by stronger demand in the horse/livestock and OEM automotive market sectors. Recreational Accessories' net sales decreased $4.8 million to $170.1 million in the six months ended June 30, 2006 from $174.9 million in the six months ended June 30, 2005 principally as a result of reduced sales activity in our towing products business' early order program and reduced demand in our automotive OEM and big box retail channels (e.g. Lowe's and Home Depot).

        Gross profit margin (gross profit as a percentage of sales) approximated 26.9% and 25.2% for the six months ended June 30, 2006 and 2005, respectively. Packaging Systems' gross profit margin decreased slightly to approximately 29.3% for the six months ended June 30, 2006 from 29.5% for the six months ended June 30, 2005. Energy Products' gross profit margin increased to 29.5% in the six months ended June 30, 2006 compared to 28.0% for the six months ended June 30, 2005 as this segment's margin benefited primarily from higher sales volumes between years. Gross profit margin within our Industrial Specialties segment increased in the six months ended June 30, 2006 to 29.1% compared to 27.6% in the six months ended June 30, 2005 due generally to the higher sales volumes between periods as well as greater sales of high margin aerospace fasteners. RV & Trailer Products' gross profit margin was essentially constant at 23.2% and 23.7% for the six months ended June 30, 2006 and 2005, respectively. Recreational Accessories' gross profit margin increased to 25.2% in the six months ended June 30, 2006 from 21.6% in the six months ended June 30, 2005. The increase between periods is due primarily to improved material margin ($3.6 million) and higher productivity levels at our Goshen, Indiana manufacturing facility.

        Operating profit margin (operating profit as a percentage of sales) approximated 11.0% and 10.2% for the six months ended June 30, 2006 and 2005, respectively. Packaging Systems' operating profit margin was 17.8% and 17.2% for the six months ended June 30, 2006 and 2005, respectively. Operating profit increased $2.0 million for the six months ended June 30, 2006 as compared with the six months ended June 30, 2005 as the decline in gross profit margin was more than offset by gross profit earned on increased sales and reduced spending on selling, general and administrative activities between years. Energy Products' operating profit margin was 14.6% and 13.1% for the six months ended June 30, 2006 and 2005, respectively. Operating profit improved $3.0 million in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 as increased margins earned on higher sales levels were partially offset by higher selling, general and administrative expenses, principally increased asbestos litigation defense costs. Industrial Specialties' operating profit margin was 20.0% and 19.0% for the six months ended June 30, 2006 and 2005, respectively. Operating profit increased $2.2 million in the six months ended June 30, 2006 compared to the year ago period due to increased sales levels in four of five businesses in this segment and proportionately greater sales of higher margin aerospace fasteners, partially offset by higher selling, general and administrative expenses, in particular increased employee related compensation and benefit costs. RV & Trailer Products' operating profit margin was 13.7% and 14.1% for the six months ended June 30, 2006 and 2005, respectively, as cost savings initiatives approximately offset increased transportation costs and slightly higher employee benefit costs. Recreational Accessories' operating profit margin was 6.4% and 4.3% in the six months ended June 30, 2006 and 2005, respectively. Operating profit increased $3.4 million to $10.9 million for the six months ended June 30, 2006 as compared to $7.5 million in the first half of 2005. The improvement in gross profit was in part offset by $1.5 million higher selling expenses related principally to increased promotional spending to support greater retail channel sales activity and an increase in distribution costs from our South Bend facility associated, in part, with closure of our Sheffield operations.

        Adjusted EBITDA margin (Adjusted EBITDA as a percentage of sales) approximated 14.1% and 13.1% for the six months ended June 30, 2006 and 2005, respectively. The increase or decrease in Adjusted EBITDA margin by segment was consistent with the increase or decrease in operating profit margin by segment, with the exception of Packaging Systems. The Adjusted EBITDA margin for Packaging Systems improved to 23.8% from 21.4% for the six months ended June 30, 2006 and 2005, respectively. The improvement in Adjusted EBITDA margin between periods resulted principally from $1.8 million in net losses on transactions denominated in foreign currencies for the six months ended June 30, 2005, that did not recur in 2006.

        Packaging Systems.    Net sales increased $7.9 million, or approximately 8.1% to $105.0 million for the six months ended June 30, 2006 compared to $97.1 million for the six months ended June 30, 2005. Net sales in the six months ended June 30, 2006 were negatively impacted by approximately $1.2 million versus the six months ended June 30, 2005 due to currency exchange as our reported results in U.S. dollars were reduced by weaker foreign currencies. Overall, the $7.9 million increase in sales is a result of stronger demand for our products in the general industrial, commercial construction and metal building markets due to overall economic expansion and new products. Of the increase in sales, approximately $2.7 million was due to increased sales of specialty tapes, laminates and insulation products, $3.3 million was due to increased sales of industrial closures, rings and levers, and $2.0 million was due to increased sales of new consumer-oriented specialty dispensing products.

        Packaging Systems' gross profit increased approximately $2.1 million to $30.7 million for the six months ended June 30, 2006, from $28.6 million in the six months ended June 30, 2005. Gross profit margins were 29.3% and 29.5% for the six months ended June 30, 2006 and 2005, respectively and the increase in gross profit between years was consistent with the increased sales levels.

        Packaging Systems' selling, general and administrative costs increased approximately $0.2 million to $12.1 million, or 11.5% of sales, during the six months ended June 30, 2006 as compared to $11.9 million, or 12.3% of sales, in the six months ended June 30, 2005. Overall, selling, general and administrative expenses increased approximately $0.6 million in the six months ended June 30, 2006, which was offset in part by $0.4 million of expense incurred in the six months ended June 30, 2005 related to completion of Compac's facilities consolidation that did not recur in 2006.

        Overall, Packaging Systems' operating profit increased $2.0 million to $18.7 million, or 17.8% of sales, during the six months ended June 30, 2006 from $16.7 million, or 17.2% of sales, in the six months ended June 30, 2005. Of this amount, approximately $1.4 million is due to increased sales levels between years, $0.4 million is attributed to costs associated with Compac's 2005 facility consolidation that did not recur in 2006, with the remaining improvement resulting from lower selling costs as a percentage of sales.

        Packaging Systems' Adjusted EBITDA increased $4.2 million to $25.0 million, or 23.8% of sales for the six months ended June 30, 2006 from $20.8 million, or 21.4% of sales for the six months ended

June 30, 2005. Of this amount, approximately $1.8 million was due to net losses on transactions denominated in foreign currencies in the first six months of 2005 that did not recur in six months ended June 30, 2006. Otherwise, the improvement in Adjusted EBITDA was consistent with the improvement in operating profit.

        Energy Products.    Net sales increased $13.8 million, or 21.3%, to $78.7 million for the six months ended June 30, 2006 from $64.9 million for the six months ended June 30, 2005. Of this amount, $3.1 million represents increased demand from existing customers for slow speed engine products as result of continued favorable market conditions for oil and gas producers in the United States and Canada and $2.6 million represents market share gains due to extended product line offerings for various engine models, principally in Canada, and expanded replacement parts offerings mainly for the Waukesha and CAT engine lines. An additional $2.0 million is the result of overall stronger market conditions in the industry and additional organic growth throughout Arrow Engine's other distribution channels. Within our specialty gasket business, sales increased $5.6 million as a result of increased demand from existing customers due to continued high levels of turnaround activity at petrochemical refineries and $0.3 million due to increased international sales, principally in Latin America, the Far East and Europe.

        Gross profit within Energy Products increased $5.1 million to $23.2 million, or 29.5% of sales, for the six months ended June 30, 2006, from $18.1 million or 28.0% of sales for the six months ended June 30, 2005. Of this amount, approximately $3.9 million is attributed to the sales level increase between periods and $0.8 million is the result of on-going efforts to source certain products to suppliers in low cost manufacturing countries. The remaining improvement is due to better absorption of fixed overhead costs given increased sales volumes in the first six months of 2006 compared to the first six months of 2005.

        Selling, general and administrative expenses in the six months ended June 30, 2006 increased $2.0 million to $11.6 million, or 14.7% of sales from $9.6 million, or 14.8% of sales for the six months ended June 30, 2005. Of this amount, $1.0 million is due to increased asbestos litigation defense costs in our specialty gasket business, while other selling, general and administrative expenses within this segment increased a net $1.0 million compared to the same period a year ago, as Energy Products achieved increased sales levels without a proportionate increase in selling, general and administrative costs due to the relatively fixed costs nature of this segment's existing distribution network, particularly with respect to sales of specialty gaskets.

        Overall, operating profit within Energy Products improved $3.0 million between years to $11.5 million for the six months ended June 30, 2006 from $8.5 million for the six months ended June 30, 2005. Operating profit as a percentage of sales improved to 14.6% of sales for the six months ended June 30, 2006 from 13.1% of sales for the six months ended June 30, 2005. The improvement in operating margin is attributed to increased gross profits due to higher sales levels and better absorption of fixed costs overhead costs, as well as lower selling costs as a percentage of sales due to the relatively fixed cost nature of this segment's existing distribution network.

        Energy Products' Adjusted EBITDA increased $2.9 million to $12.7 million or 16.1% of sales for the six months ended June 30, 2006 from $9.8 million or 15.1% of sales for the six months ended June 30, 2005, consistent with the improvement in operating profit between years.

        Industrial Specialties.    Net sales during the six months ended June 30, 2006, increased $6.9 million, or approximately 8.2%, to $91.5 million from $84.6 million in the six months ended June 30, 2005. The increase in sales is a result of stronger demand for our products in the general industrial, aerospace and automotive markets due to market share gains, new products, and economic expansion. Notably, our aerospace fastener business continues to experience stronger market demand, with a sales increase of approximately 17.1% in the six months ended June 30, 2006 over the six months ended June 30, 2005, due to continued strong commercial and business jet build rates. Sales of specialty automotive fittings improved 13.0% compared to the year ago period and sales within our industrial cylinders business increased 9.8%. We estimate that steel cost increases recovered from customers via pricing during the six months ended June 30, 2006, principally within our industrial cylinder and precision tool businesses, was comparable to the six months ended June 30, 2005.

        Gross profit within Industrial Specialties increased $3.2 million to $26.6 million in the six months ended June 30, 2006 from $23.4 million in the six months ended June 30, 2005. Gross profit margin was approximately 29.1% and 27.6% for the six months ended June 30, 2006 and 2005, respectively. Of the increase in gross profit, approximately $1.9 million is attributed to the sales level increase between years and $1.6 million is due to improved material margins, partially offset by higher direct labor and variable manufacturing costs.

        Selling, general and administrative expenses increased $1.1 million to $8.3 million in the six months ended June 30, 2006 from $7.2 million in the six months ended June 30, 2005, due primarily to an increase of employee related compensation charges and sales commission expense. Selling, general and administrative spending as a percentage of sales was 9.0% and 8.5% for the six months ended June 30, 2006 and 2005, respectively.

        Operating profit in the second quarter of 2006 increased $2.2 million to $18.3 million from $16.1 million in the six months ended June 30, 2005. Operating profit margin within Industrial Specialties improved to 20.0% for the six months ended June 30, 2006 compared to 19.0% from the six months ended June 30, 2005 primarily due to the increased sales volumes across all businesses and improved material margins, offset in part by higher selling, general and administrative spending.

        Industrial Specialties' Adjusted EBITDA increased $2.3 million to $20.9 million or 22.9% of sales for the six months ended June 30, 2006 from $18.6 million or 22.0% of sales for the six months ended June 30, 2005, consistent with the improvement in operating profit between years.

        RV & Trailer Products.    Net sales were essentially constant at $107.3 million for the six months ended June 30, 2006 compared to $108.2 million for the six months ended June 30, 2005. Net sales in the six months ended June 30, 2006 were negatively impacted by approximately $1.0 million versus the six months ended June 30, 2005 due to currency exchange as our reported results in U.S. dollars were reduced as a result of a weaker Australian dollar. Net sales in the six months ended June 30, 2006 to agricultural/industrial and marine markets and recreational vehicle wholesalers and distributors were approximately $4.0 million lower compared to the six months ended June 30, 2005 due to lower market demand and increased foreign competition. These decreases were offset by sales increases of approximately $3.3 million due to stronger demand in the horse/livestock and OEM automotive market sectors.

        RV & Trailer Products' gross profit decreased slightly to $24.9 million, or 23.2% of net sales, for the six months ended June 30, 2006 from approximately $25.6 million, or 23.7% of net sales, in the six months ended June 30, 2005. Lower gross profit due to sales mix, sales incentives and import pricing pressures were approximately offset by lower material costs due to sourcing initiatives and improved recovery of material cost increases, as well as savings associated with cost reduction initiatives implemented in 2005.

        RV & Trailer Products' selling, general and administrative expenses were approximately constant at $10.2 million and $10.0 million for the six months ended June 30, 2006 and 2005, respectively, as this segment managed selling expenses and overhead spending in response to constant sales between years. Selling, general and administrative expenses as a percentage of sales were 9.5% and 9.2% in the six months ended June 30, 2006 and 2005, respectively.

        Overall, RV & Trailer Products' operating profit declined $0.6 million to approximately $14.7 million, or 13.7% of net sales, in the six months ended June 30, 2006 from $15.3 million, or

14.1% of net sales, in the six months ended June 30, 2005. The decline in operating profit between periods is the result of slightly lower gross profit due to constant demand overall.

        RV & Trailer Products' Adjusted EBITDA decreased $0.5 million to $18.4 million or 17.1% of sales for the six months ended June 30, 2006 from $18.9 million or 17.5% of sales for the six months ended June 30, 2005, consistent with the decline in operating profit between years.

        Recreational Accessories.    Net sales decreased $4.8 million, or approximately 2.7%, to $170.1 million for the six months ended June 30, 2006 compared to $174.9 million for the six months ended June 30, 2005. Net sales in the six months ended June 30, 2006 were positively impacted by approximately $2.1 million due to currency exchange as our reported results in U.S. dollars were higher due to a stronger Canadian dollar. The net decrease in sales between periods was principally the result of reduced sales activity in our towing products business' early order program and reduced demand in our automotive OEM and big box retail channels (e.g. Lowe's and Home Depot).

        Recreational Accessories' gross profit increased $5.2 million to $43.0 million, or 25.2% of net sales, for the six months ended June 30, 2006 from approximately $37.8 million, or 21.6% of net sales, in the six months ended June 30, 2005. Of this increase in gross profit, we estimate $3.6 million is due to lower material costs as a result of sourcing initiatives and recoveries of material cost increases via pricing. Gross margin was also favorably impacted by increased productivity at our Goshen, Indiana manufacturing facility and savings associated with cost reduction initiatives implemented in 2005, which essentially offset increased costs associated with employee benefits, transportation and energy.

        Recreational Accessories' selling, general and administrative expenses increased approximately $1.7 million to $32.2 million, or 18.9% of net sales, during the six months ended June 30, 2006 from $30.5 million, or 17.5% of net sales, in the six months ended June 30, 2005, due to increased promotion costs in our retail channel, costs associated with closure of our Sheffield operations, and an increase in distribution costs from our South Bend facility associated, in part, with the exit from our Sheffield operations.

        Overall, Recreational Accessories' operating profit increased $3.4 million to approximately $10.9 million, or 6.4% of net sales, in the six months ended June 30, 2006 from $7.5 million, or 4.3% of net sales, in the six months ended June 30, 2005. The improvement in operating profit between periods is the result of higher gross profit due principally to lower material costs and improved productivity, offset in part by higher selling, general and administrative expenses due to increased promotion costs in our retail channel, costs associated with closure of our Sheffield operations, and an increase in distribution costs from our South Bend facility associated, in part, with the exit from our Sheffield operations.

        Recreational Accessories' Adjusted EBITDA increased $3.2 million to $15.9 million or 9.4% of sales for the six months ended June 30, 2006 from $12.7 million or 7.3% of sales for the six months ended June 30, 2005 consistent with the improvement in operating profit between years.

        Corporate Expenses and Management Fees.    Corporate expenses and management fees included in operating profit and Adjusted EBITDA consist of the following:

	Six months ended June 30,
	2006	2005
Corporate operating expenses	$6.4	$4.9
Employee costs and related benefits	4.7	2.9
Management fees and expenses	2.1	2.1

Corporate expenses and management fees—operating profit	$13.2	$9.9
Receivables securitization expenses	2.0	1.4
Depreciation	(0.1)	(0.1)
Other, net	0.1	0.1

Corporate expenses and management fees—Adjusted EBITDA	$15.2	$11.3

        Corporate expenses and management fees increased approximately $3.3 million to $13.2 million for the six months ended June 30, 2006 from $9.9 million for the six months ended June 30, 2005. The increase between years is due primarily to increased employee compensation costs of $1.9 million, principally increased incentive compensation expense and stock compensation expense as a result of implementation of SFAS No. 123R, "Accounting for Stock-Based Compensation," increased tax, legal and audit expense of $0.7 million, and increased costs associated with the Company's self-insured programs of $0.7 million.

        Interest Expense.    Interest expense increased approximately $3.0 million to $40.0 million for the six months ended June 30, 2006 from $37.0 million for the six months ended June 30, 2005. The increase is primarily the result of an increase in our weighted average interest rate on variable rate borrowings to approximately 8.3% for the six months ended June 30, 2006 from approximately 6.44% for the six months ended June 30, 2005, offset in part by a reduction in weighted average borrowings to approximately $333.6 million in the first six months of 2006 from approximately $370.9 million in the first six months of 2005.

        Other Expense, Net.    Other expense, net decreased approximately $2.0 million to $1.9 million for the six months ended June 30, 2006 from $3.9 million for the six months ended June 30, 2005. In the first six months of 2006, we incurred approximately $2.0 million of expense in connection with use of our receivables securitization facility to fund working capital needs. In the first six months of 2005, we incurred $1.4 million of expense in connection with use of our receivables securitization facility to fund working capital needs, $0.3 million of expense in connection with the one-time sale of receivables during first quarter 2005, and $2.1 million of net losses on transactions denominated in foreign currencies other than the local currency of the subsidiary that is a party to the transaction.

        Income Taxes.    The effective income tax rate for the six months ended June 30, 2006 and 2005 was 36% and 37%, respectively. The decrease in the effective rate in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 is primarily related to our recording a net tax benefit of $0.5 million due to a change in the Texas state tax law, which was signed into effect on May 19, 2006. In the six months ended June 30, 2006, we reported domestic and foreign pre-tax income of approximately $11.7 million and $7.2 million, respectively. In the six months ended June 30, 2005, we reported domestic and foreign pre-tax income of approximately $6.8 million and $6.6 million, respectively.

        Discontinued Operations.    During the second quarter of 2006, we sold our asphalt-coated paper line of business, which was part of our Packaging Systems operating segment. In fourth quarter 2005, the Board of Directors authorized management to move forward with its plan to sell our industrial fasteners operations, which consists of operations located in Frankfort, Indiana, Wood Dale, Illinois, and Lakewood, Ohio. In the six months ended June 30, 2006, the loss from discontinued operations, net of income tax benefit, was $5.4 million compared to a loss from discontinued operations, net of income tax benefit, of $2.0 million in the six months ended June 30, 2005. See Note 2 to our consolidated financial statements for the six months ended June 30, 2006 included elsewhere in this prospectus.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

        The principal factors impacting us during the year ended December 31, 2005 compared with the year ended December 31, 2004 were:

  •
  a stronger industrial economy in 2005, which impacted end-user demand across our Industrial Specialties and Packaging Systems segments;

  •
  the impact of significant competitive pricing pressures in the towing products business of our Recreational Accessories segment, most notably in our retail market channel; and

  •
  the impact of higher material costs and availability of some commodities, including the effects of higher steel costs within our Recreational Accessories and RV & Trailer Products segments and higher polyethylene and polypropylene resin costs within our Packaging Systems segment.

        Overall, net sales increased $69.5 million, or approximately 7.5%, in 2005 as compared with 2004. Of this increase, approximately $46.5 million is attributed to organic growth, and approximately $6.0 million is due to currency exchange as our reported results in U.S. dollars benefited from stronger foreign currencies. In addition, we estimate that approximately $17.0 million of additional sales in 2005 was the result of recovery of steel cost increases that were passed through to customers. Packaging Systems' net sales increased $6.4 million, or approximately 3.5%, in 2005 as compared with 2004 due to new product sales, the favorable effects of currency exchange and partial recovery of increased steel costs, offset in part by slightly lower sales of core products such as rings, closures and plastic plugs. Net sales within Energy Products increased $28.0 million, or 27.2%, in 2005 as compared with 2004 as businesses in this segment benefited from high levels of oil and gas drilling activity in North America due to elevated oil prices and higher levels of turnaround activity at petroleum refineries and petrochemical facilities. Net sales within our Industrial Specialties segment increased $31.1 million, or 23.2%, in 2005 as compared with 2004 due to improved demand across all businesses in the segment and recovery of steel cost increases, most notably in our industrial cylinder business. RV & Trailer Products' net sales increased $12.0 million, or approximately 6.1%, in 2005 as compared with 2004. After consideration of the favorable impacts of currency exchange of $2.0 million, net sales increased approximately $10.0 million in 2005 from 2004. Recreational Accessories' net sales decreased $8.1 million, or approximately 2.6%, in 2005 as compared with 2004. After consideration of the favorable effects of currency exchange of $3.1 million and the beneficial impact of steel cost increases recovered from customers of approximately $14.6 million, net sales decreased approximately $25.8 million in 2005 from 2004.

        Gross profit margin (gross profit as a percentage of sales) approximated 24.7% and 27.5% in 2005 and 2004, respectively. Most notably, Recreational Accessories' gross profit margin declined to approximately 20.0% in 2005 from approximately 27.2% in 2004 due principally to reduced sales volumes of towing and trailer products in the higher margin wholesale distributor and installer channels, significant competitive pricing pressures in all market channels, but especially retail, and insufficient recovery of steel and other material cost increases via pricing. Packaging Systems' gross profit margin declined to 28.7% in 2005 from 31.1% in 2004. The decline in gross profit margins is due principally to the impact of resin cost increases, steel cost recovery issues related to certain products in Europe and other cost increases not able to be fully recovered from customers. Within Energy Products, gross profit margin declined slightly to approximately 27.0% in 2005 from approximately 27.4% in 2004. Gross profit margin within Industrial Specialties improved to 28.9% in 2005 from 27.5% in 2004 due principally to increased sales of higher margin aerospace fasteners. Within RV & Trailer Products, gross profit margins declined to approximately 23.1% in 2005 from approximately 24.9% in 2004, due primarily to competitor-driven pricing pressures in the trailer products business.

        Operating profit margin (operating profit as a percentage of sales) approximated 8.4% and 9.5% for the years ended December 31, 2005 and 2004, respectively. The decline in operating profit margin is due principally to reduced profit margin within Recreational Accessories. Within Recreational Accessories, operating profit decreased $23.9 million in 2005 compared to 2004 as this business segment had lower sales levels, margin erosion due to competitor-driven pricing pressures, and overall lower gross profits due to inability to recover material cost increases from customers. Operating profit margin at Packaging Systems increased to 16.1% in 2005 from 15.2% in 2004. The impact of increased steel, resin and other material cost increases which were not able to be fully recovered from customers were more than offset by reduced operating expenses. Also in the first half of 2004, our Compac business unit incurred higher costs and operational inefficiencies associated with the consolidation of manufacturing facilities into its new Hackettstown, New Jersey facility, which did not recur in 2005. Within Energy Products, operating profit margin improved to 11.6% in 2005 from 8.9% in 2004 as this segment benefited from significantly higher sales with only a nominal increase in related selling and other fixed costs. Within the Industrial Specialties segment, operating profit increased to 19.2% in 2005 from 16.3% in 2004 as businesses in this segment benefited from significantly increased sales levels. Within RV & Trailer Products, operating profit margin decreased marginally to 12.8% in 2005 from 13.0% in 2004.

        Adjusted EBITDA margin (Adjusted EBITDA as a percentage of sales) decreased to 11.8% for the year ended December 31, 2005 from 13.6% for the year ended December 31, 2004, respectively, consistent with the overall decrease in operating profit margin between years. See discussion of operating results by segment for further explanation of changes in segment Adjusted EBITDA between years.

        Packaging Systems.    Net sales increased $6.4 million, or approximately 3.5%, to $189.9 million in 2005 compared to $183.5 million in 2004. Of this amount, $9.6 million relates to increased sales of new specialty dispensing products, $1.8 million is due to higher sales of pressure sensitive tapes and insulation products, and $0.5 million is due to the favorable impact of foreign currency exchange as a result of a weaker U.S. dollar. These increases were in part offset by an approximate $5.5 million decrease in sales of core products, including industrial closures, rings and levers, compared to 2004.

        Packaging Systems' gross profit margin declined to approximately 28.7% during 2005 from approximately 31.1% in 2004, and gross profit declined $2.5 million in 2005 from 2004. The beneficial impact of higher sales levels and favorable impact of currency exchange were more than offset by increased resin, steel and other materials cost increases not able to be recovered from customers and higher energy costs, resulting in the decrease in gross profit margin in 2005 from 2004.

        Packaging Systems' selling, general and administrative costs were $23.8 million or approximately 12.5% of sales in 2005 compared to $26.3 million or approximately 14.4% of sales in 2004. Increased costs associated with launch and sales ramp-up activities related to sale of Rieke's specialty pump dispensing products for consumer applications were approximately offset by costs incurred in the first half 2004 related to employee severance and maintaining compliance with various health and safety requirements at a European manufacturing facility. Also in 2004, we estimate we incurred approximately $4.1 million of costs in connection with the consolidation of Compac's Netcong and Edison, New Jersey facilities into a new facility in Hackettstown, New Jersey. These consolidation actions were essentially completed in fourth quarter 2004 and related costs did not recur in 2005.

        Overall, Packaging Systems' operating profit margin increased to approximately 16.1% in 2005 as compared to 15.2% in 2004. The impact of increased sales levels, the favorable effect of stronger foreign currencies on results reported in U.S. dollars, and facility consolidations and certain employee-related and other regulatory health and safety costs that did not recur in 2005 more than offset increased resin, steel and other material cost increases not able to be fully recovered from customers and increased costs associated with the launch of new specialty dispensing products.

        Packaging Systems' Adjusted EBITDA decreased approximately $1.0 million to $40.4 million, or 21.2% of sales for the year ended December 31, 2005 from $41.4 million, or 22.5% of sales for the year ended December 31, 2004. Compared to 2004, Adjusted EBITDA in 2005 was reduced $2.1 million due to net losses on transactions denominated in foreign currencies while in 2004 Adjusted EBITDA was $0.4 million higher due to net gains on transactions denominated in foreign currencies. In 2004, Adjusted EBITDA also included the add-back of a $2.3 million asset impairment charge related to the consolidation of operating facilities.

        Energy Products.    Net sales for 2005 increased $28.0 million, or 27.2%, to $131.0 million compared to $103.0 million in 2004. Of this amount, approximately $8.4 million represents increased demand from existing customers for slow speed and compressor engines and products as a result of continued favorable market conditions for oil and gas producers in the United States and Canada and approximately $5.2 million represents market share gains due to extended product line offerings of existing engine models, principally in Canada, and expanded replacement parts offerings internationally. Sales of specialty gaskets increased $13.1 million as a result of increased demand from existing customers due to continued high levels of turn-around activity at petrochemical refineries, incremental business with existing customers and increased demand for replacement parts as a result of severe weather in the United States Gulf Coast region in the second half of 2005. In addition, $1.3 million is due to increased international sales of specialty gaskets, principally in Latin America, the Far East and Europe.

        Gross profit within Energy Products increased $7.2 million to $35.4 million or 27.0% of sales in 2005 from $28.3 million or 27.4% of sales in 2004. Of this amount, approximately $7.7 million is attributed to the sales level increase which was marginally offset by net material cost increases not able to be recovered from customers or otherwise offset. Increased costs of steel for bolts used in our specialty gasket business were approximately offset by sourcing initiatives.

        Selling, general and administrative expenses at Energy Products increased $1.1 million to $20.2 million or 15.4% of net sales in 2005 from $19.1 million or 18.5% of net sales in 2004. Selling, general and administrative costs as a percentage of net sales improved 3.1% in 2005 from 2004 as Energy Products achieved higher sales levels with only a modest increase in selling and administrative costs due to the relatively fixed cost nature of this segment's existing distribution network, particularly with respect to sales of specialty gaskets.

        Overall, operating profit within Energy Products increased $6.0 million to $15.2 million or 11.6% of sales in 2005 from $9.2 million or 8.9% of sales in 2004 due principally to significantly higher sales levels.

        Energy Products' Adjusted EBITDA increased $5.9 million to $17.6 million or 13.4% of sales for the year ended December 31, 2005 from $11.7 million or 11.4% of sales for the year ended December 31, 2004, consistent with the improvement in operating profit between years.

        Industrial Specialties.    Net sales during 2005 increased $31.1 million, or approximately 23.2% to $164.7 million compared to $133.6 million in 2004. Of this amount, approximately $27.1 million is a result of increasing demand for our products in the aerospace, general industrial, and defense markets due to new products, market share gains and economic expansion. We estimate approximately $4 million is due to additional recovery of steel cost increases passed through to customers, principally within our industrial cylinder and precision tooling businesses.

        Gross profit within our Industrial Specialties segment increased $10.8 million to $47.6 million or 28.9% of sales in 2005 from $36.8 million, or 27.5% of sales in 2004. The improvement in gross margin is primarily the result of a more profitable product mix due to proportionately greater sales of higher margin aerospace fasteners and overall higher sales levels.

        Selling, general and administrative expenses increased $0.9 million to $15.9 million or 9.6% of sales in 2005 from $15.0 million or 11.2% of sales in 2004 as the Industrial Specialties businesses were able to achieve higher sales levels without increasing selling and administrative costs to do so.

        Overall, operating profit within Industrial Specialties increased $9.9 million to $31.7 million, or 19.2% of net sales in 2005, from $21.8 million, or 16.3% of net sales in 2004. The increase is due primarily to increased sales volumes across all of this segment's businesses and the result of proportionately greater sales of higher margin aerospace fasteners.

        Industrial Specialties' Adjusted EBITDA increased $10.2 million to $36.7 million or 22.3% of sales for the year ended December 31, 2005, from $26.5 million or 19.8% of sales for the year ended December 31, 2004, consistent with the improvement in operating profit between years.

        RV & Trailer Products.    Net sales increased $12.0 million or 6.1%, to $209.0 million in 2005 from $197.0 million in 2004. After consideration of the favorable impacts of currency exchange of $2.0 million, net sales increased approximately $10.0 million in 2005 from 2004. This increase is due principally to an increase in unit volume within our electrical products business unit.

        RV & Trailer Products' gross profit decreased $0.9 million to $48.2 million, or 23.1% of net sales in 2005, from $49.1 million or 24.9% of net sales in 2004. The decline in gross profit is due to significant competitive pricing pressures in our trailering products business.

        RV & Trailer Products' selling, general and administrative expenses decreased $2.4 million to $20.5 million or 9.8% of sales in 2005, from $22.9 million or 11.6% of sales in 2004, as RV & Trailer Products reduced selling, general and administrative expenses in response to lower gross profits.

        Overall, RV & Trailer Products' operating profit increased $1.2 million to $26.8 million, or 12.8% of net sales, in 2005, from $25.6 million, or 13.0% of net sales in 2004. The increase in operating profit is primarily the result of reductions in selling, general and administrative expenses in response to lower gross margins earned as a result of pricing pressures in its trailering products business.

        RV & Trailer Products' Adjusted EBITDA increased $0.9 million to $34.3 million or 16.4% of sales for the for the year ended December 31, 2005 from $33.4 million or 16.9% of sales for the year ended December 31, 2004, consistent with the change in operating profit between years.

        Recreational Accessories.    Net sales decreased $8.1 million, or approximately 2.6%, to $306.2 million in 2005 from $314.3 million in 2004. After consideration of the favorable impacts of currency exchange of $3.1 million and steel cost increases recovered from customers of approximately $14.6 million, net sales decreased approximately $25.8 million in 2005 from 2004. This decrease is due to lower market demand in 2005 compared to 2004 and the impact of customer inventory adjustments, primarily within our towing products business unit, as well as significant price competition in all market channels, but especially retail due to increasing competition from manufacturers in lower cost countries.

        Recreational Accessories' gross profit decreased $24.1 million to $61.3 million, or 20.0% of net sales in 2005, from $85.4 million or 27.2% of net sales in 2004. Of this decline in gross profit, we estimate approximately $23.5 million is attributed to a decline in material margins due to inability to fully recover steel and other material cost increases through pricing in our towing products businesses, and significant competitive pricing pressures in all market channels, but especially retail. This decline in material margins was offset in part by reductions in direct labor costs and variable spending of approximately $5.3 million. The remaining decline in gross profit is due to loss of incremental margin on an estimated $25.8 million of lower sales in 2005 when compared to 2004.

        Recreational Accessories' selling, general and administrative expenses decreased $2.5 million to $56.6 million or 18.5% of sales in 2005, from $59.1 million or 18.8% of sales in 2004, as Recreational Accessories reduced selling, general and administrative expenses in response to lower sales and gross profits. In 2004, Recreational Accessories incurred approximately $1.2 million in higher costs related to the consolidation of certain businesses distribution activities in South Bend, Indiana and ramp-up of that facility's operations. These costs did not recur in 2005.

        In 2005, operating profit was reduced an additional $2.7 million as Recreational Accessories incurred asset impairment charges related to the closure of its Elkhart, Indiana plastics operation, which was merged into our Goshen, Indiana facility, and the shutdown of our Consumer Products business unit's distribution/manufacturing facility located in Sheffield, Pennsylvania, which was merged into our South Bend, Indiana distribution center.

        Overall, Recreational Accessories' operating profit decreased $23.9 million to $2.1 million, or 0.7% of net sales in 2005, from $26.1 million, or 8.3% of net sales in 2004. The decline in operating profit in 2005 from 2004 is the result of lower sales levels, principally in the towing products business, and margin erosion in all market channels due to severe competitor pricing pressures and inability to recover fully steel and other material cost increases through pricing. These negative impacts to operating profit were partially offset by reductions in selling, general and administrative expenses in response to reduced levels of sales activity and lower gross profits. Operating profit was also impacted by $2.7 million in asset impairment charges associated with closure and merger of facilities into other existing Recreational Accessories operations.

        Recreational Accessories' Adjusted EBITDA decreased approximately $22.0 million to $14.9 million or 4.9% of sales for the year ended December 31, 2005 from $36.9 million or 11.7% of sales for the year ended December 31, 2004. Compared to 2004, the decrease in Adjusted EBITDA in 2005 was less than the decline in operating profit in 2005 due primarily to the add-back of a $2.7 million asset impairment charge related to the consolidation and closure of two operating facilities.

        Corporate Expenses and Management Fees.    Corporate expenses and management fees included in operating profit and Adjusted EBITDA consist of the following:

	Year ended December 31,
	2005	2004
Corporate operating expenses	$10.4	$10.9
Employee costs and related benefits	7.4	6.9
Management fees and expenses	4.2	4.2

Corporate expenses and management fees—operating profit	$22.0	$22.0
Receivables securitization expenses	3.5	1.9
Depreciation	(0.2)	(0.2)
Deferred equity offering costs	—	(1.1)
Other, net	0.2	0.1

Corporate expenses and management fees—Adjusted EBITDA	$25.5	$22.7

        Corporate expenses and management fees approximated $22.0 million in 2005 and 2004, respectively. In 2005, increases in group medical and workers compensation insurance expense and higher costs associated with operating our Asian Sourcing Office were approximately offset by the $1.1 million write-off of deferred equity offering costs in 2004 that did not recur in 2005.

        Interest Expense.    Interest expense increased approximately $7.6 million in 2005 as compared to 2004 due to an increase in our weighted average interest rate from 5.69% at December 31, 2004 to 7.2% at December 31, 2005. We also incurred greater borrowings on our revolving credit facility in the first half of 2005 to fund increasing levels of investment in working capital, which were offset in part by reductions in borrowings on our revolving credit facility in the second half of 2005, as we partially paid down amounts outstanding on our revolver in addition to scheduled principal payments of $2.9 million on our term loan facility.

        Other Expense, Net.    Other expense, net increased approximately $5.0 million to $6.1 million in 2005 from $1.1 million in 2004. Of this amount, approximately $1.0 million relates to greater expenses incurred as a result of increased use of our receivables securitization facility, $0.5 million in expense related to the sale of receivables at one business and under a factoring arrangement at certain European subsidiaries to fund working capital needs and $0.6 million is due to expenses incurred in connection with renewal of our receivables securitization facility in July 2005. The remaining increase is primarily due to net losses on transactions denominated in foreign currencies other than the local currency of the company subsidiary that is a party to the transaction of $2.3 million in 2005, compared to net gains on foreign currency transactions of $0.7 million in 2004.

        Income Taxes.    The effective income tax rate for 2005 was 66.6% compared to 29.6% for 2004. In 2005, we reported foreign pre-tax income of approximately $10.6 million and a domestic pre-tax loss of approximately $7.6 million. In 2004, our foreign operations reported pre-tax income of approximately $34.9 million compared to a reported domestic pre-tax loss of $15.2 million. In 2005, certain of our foreign subsidiaries made a dividend distribution of approximately $55.8 million from accumulated earnings and profits. Prior to 2005, we provided for applicable federal taxes of approximately $3.1 million on the anticipated repatriation of foreign earnings. The 2005 dividend resulted in our recording an additional tax expense of approximately $0.4 million in the current year related to federal taxes on foreign accumulated earnings and profits. A valuation allowance of $2.2 million and $0.5 million was recorded during 2005 and 2004, respectively. We have determined the need for valuation allowances against deferred tax assets associated with a dual consolidated tax loss, certain state net operating losses, and a foreign tax credit carryforward. During 2005 and 2004, we recorded a tax benefit of $1.0 million and $1.2 million, respectively, related to extraterritorial income exclusions ("ETI"). The ETI tax deduction is based on the amount of export sales by domestic entities and has minimal relationship with net income (loss). In addition, the tax benefits associated with our 2005 and 2004 domestic pre-tax losses for U.S. Federal purposes were offset by tax expense incurred on foreign income and to a lesser extent at the state level.

        Discontinued Operations.    In the fourth quarter 2005, our board of directors authorized management to move forward with its plan to sell our industrial fasteners operations, which consists of operations located in Frankfort, Indiana, Wood Dale, Illinois, and Lakewood, Ohio. During the second quarter of 2006, we sold our asphalt-coated paper line of business, which was part of our Packaging Systems segment. The results of our asphalt-coated paper business are reported as discontinued operations for all periods presented. The loss from discontinued operations, net of income tax benefit, in 2005 was $46.5 million and included a net of tax impairment charge of $41.6 million which was recorded to reduce the carrying value of net assets used in the industrial fastener business to their estimated fair value. In 2004, the loss from discontinued operations, net of related tax benefits, was $16.1 million.

        Cumulative Effect of Change in Accounting Principle.    In the fourth quarter 2005, we adopted FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligation." We adopted FIN 47 as of December 31, 2005 and recorded a cumulative effect of change in accounting principle of approximately $0.4 million, net of income tax benefit of $0.3 million. Pro forma balance sheet information has not been provided as the impact to the balance sheet is not material.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

        The principal factors impacting us during the year ended December 31, 2004 compared with the year ended December 31, 2003 were:

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  a stronger economy in 2004, which impacted end-user demand across all of our business segments;

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  the impact of higher costs charged by our steel suppliers not fully recovered from our customers and lost sales and operational inefficiencies due to steel shortages;

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  continued restructuring and consolidation of certain businesses in our Packaging Systems and Energy Products segments; and

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  the HammerBlow and Highland acquisitions in the first quarter of 2003 and the Bargman acquisition in the first quarter of 2004.

        Overall, net sales increased $124.1 million, or approximately 15.4%, in 2004 as compared with 2003. Of this increase, approximately $55.4 million is attributed to organic growth and approximately

$14.9 million is due to currency exchange as our reported results in U.S. dollars benefited from stronger foreign currencies. We estimate that approximately $27.0 million of additional sales in 2004 was the result of recovery of steel cost increases that were passed through to customers. In addition, approximately $26.8 million of the increase is the result of including a full year of activity related to HammerBlow and Highland, which were acquired during the first quarter of 2003, and the acquisition of Bargman, which occurred in January 2004. Packaging Systems' net sales increased $8.9 million, or approximately 5.1%, in 2004, as compared with 2003 due to new product sales, the favorable effects of currency exchange and partial recovery of increased steel costs, offset in part by a one-time revenue increase in 2003 from certain government programs and slightly lower sales of core products such as rings and plastic plugs. Net sales within Energy Products increased $14.3 million, or approximately 16.1%, in 2004 as compared with 2003 due to increased demand for this segment's products as a result of a strong market for oil and gas producers in the United States and Canada and increased levels of turnaround at petrochemical refineries in 2004 as compared to 2003. Net sales within Industrial Specialties increased $17.0 million, or approximately 14.6%, in 2004 as compared with 2003 due to improved demand across all businesses in the segment, specifically in sales of aerospace fasteners and recovery of steel cost increases, most notably at our industrial cylinder manufacturing business. RV & Trailer Products' net sales increased $47.3 million, or approximately 31.6%, in 2004 as compared with 2003. This increase is a result of including a full year's sales activity related to HammerBlow's trailering and electrical products business acquired in January 2003 and due to customer inventory builds for the spring/summer selling season, recovery of steel cost increases and the favorable effects of currency exchange. Recreational Accessories' net sales increased $36.6 million, or approximately 13.2%, in 2004 as compared with 2003. This increase is the result of including a full year's sales activity related to the acquisition of Highland and HammerBlow's towing products business in the first quarter 2003, and due to strong early order activity and customer inventory builds for the spring/summer selling season, recovery of steel cost increases and the favorable effects of currency exchange.

        Gross profit margin (gross profit as a percentage of sales) approximated 27.5% and 28.2% in 2004 and 2003, respectively. Gross profits within Packaging Systems improved approximately $1.1 million in 2004 as compared to 2003 as Packaging Systems benefited from increased sales levels and favorable impact of currency exchange. However, gross profit margin was approximately the same in 2004 and 2003 as one-time costs associated with the start-up of a new manufacturing facility in China and increased costs associated with new product launches during the first half of 2004 negated the favorable impacts of increased sales levels and foreign exchange. Energy Products' gross profit margin was approximately the same at 27.4% in 2004 compared to 27.5% in 2003. Gross profit margin within Industrial Specialties declined in 2004 to approximately 27.5% compared to approximately 28.9% in 2003 primarily due to steel cost increases incurred and passed through to customers on which no gross profit was earned. RV & Trailer Products' gross profit margin declined to approximately 24.9% in 2004 from approximately 31.0% in 2003 as the beneficial impact of increased sales volumes and the favorable impact of currency exchange were more than offset by the impact of significantly higher steel and freight costs not able to be recovered from customers and higher costs associated with its Reynosa, Mexico operations. Recreational Accessories gross profit margin improved to 27.2% of net sales in 2004 from 24.3% of net sales in 2003 as the beneficial impact of increased sales volumes, greater operating efficiencies as a result of completion of plant consolidation activities at its Goshen, Indiana facility in the first half of 2003 and favorable impact of currency exchange more than offset the impact of significantly higher steel costs and freight costs not able to be fully recovered from customers.

        Operating profit margin (operating profits as a percentage of sales) approximated 9.5% and 6.3% in 2004 and 2003, respectively. Operating profits at Packaging Systems increased approximately $1.4 million in 2004 as compared with 2003. This increase was due principally to increased sales volumes and the favorable impact of currency exchange during 2004 as compared to 2003, offset in part by plant start-up costs in China, increased costs associated with the consolidation of two manufacturing plants into a single facility within our specialty laminates business and new product launch costs related to the introduction of eight new consumer specialty dispensing products during the first half of 2004. Operating profit at Packaging Systems in 2003 was also reduced approximately $7.0 million due to non-cash losses associated with the sale-leaseback of equipment in the first half of 2003 and impairment of customer relationship intangibles. Within Energy Products, operating profit increased approximately $3.0 million to $9.2 million in 2004 from $6.2 million in 2003. Overall, the net increase in 2004 from 2003 is due to significantly higher sales levels between years and lower non-cash charges associated with impairment of assets and customer intangibles and losses on sale-leaseback transactions in 2003, which did not recur in 2004. Within Industrial Specialties, operating profit increased $15.7 million in 2004 as compared to 2003 as the segment benefited from higher overall sales in all markets compared to the prior year and reduced non-cash charges associated with impairment of assets, goodwill and customer intangibles and losses on sale-leaseback transactions. At RV & Trailer Products, operating profit decreased $1.1 million in 2004 as compared with 2003 due principally to higher steel and freight costs incurred that were not able to be recovered from customers and increased costs at this segment's Reynosa, Mexico operations. In 2003, operating profit at RV & Trailer Products was also reduced approximately $0.5 million by non-cash losses associated with the impairment of customer relationship intangibles. Within Recreational Accessories, operating profit increased $15.3 million in 2004 as compared with 2003 primarily due to higher sales volumes and increased operating efficiencies as a result of completing plant consolidation activities in the first half of 2003 at our Goshen, Indiana operations. However, these improvements were partially offset by higher steel and freight costs due to fuel surcharges that could not be fully passed through to its customers. In 2003, operating profit at Recreational Accessories was also reduced approximately $2.5 million by non-cash losses associated with the sale-leaseback of equipment at various locations and impairment of customer relationship intangibles.

        Adjusted EBITDA margin (Adjusted EBITDA as a percentage of sales) was approximately 13.6% and 13.8% for the years ended December 31, 2004 and 2003, respectively. As compared to 2003, the increase in Adjusted EBITDA in 2004 was approximately $22.0 million less than the increase in operating profit in 2004 due primarily to the add-back to Adjusted EBITDA in 2003 of: (1) $9.7 million in losses on sale-leaseback transactions; (2) a $7.6 million goodwill impairment charge; and (3) $5.6 million of non-cash charges due to the write-off of customer intangibles where customer relationships no longer exist.

        Packaging Systems.    Net sales increased $8.9 million, or approximately 5.1%, to $183.5 million in 2004 as compared to $174.6 million in 2003. Compared to 2003, Packaging Systems' sales increased approximately $3.9 million due to increased sales of new products and $4.4 million due to the favorable impact of foreign currency exchange. In addition, we estimate approximately $2 million of the sales increase was due to steel cost increases Packaging Systems was able to recover from its customers. These increases were partially offset by approximately $1.4 million of revenue in 2003 from U.S. Government aid programs to Afghanistan, Iraq and other countries that did not recur at the same levels in 2004. In 2004, Packaging Systems also experienced a decrease in sales of industrial closure and other dispensing products in North America.

        Packaging Systems' gross profit increased $1.0 million to $57.0 million, or 31.1% of net sales in 2004 from approximately $56.0 million, or 32.1% of net sales in 2003. In 2004, we estimate Packaging Systems incurred $2 million of steel cost increases that it was not able to recover from customers. Also, during the first half of 2004, Packaging Systems incurred higher costs of approximately $1 million associated with the start-up of a new manufacturing facility in Hangzhou, China. These increased costs were largely offset through material cost reduction projects, reduced discretionary spending and the favorable impacts of currency exchange.

        Packaging Systems' selling, general and administrative costs increased $2.1 million to $26.3 million in 2004 from $24.2 million in 2003. This increase is attributed to increased selling costs associated with higher sales levels and $3.9 million of costs incurred during 2004 in connection with the facilities consolidation within its specialty laminates businesses. These amounts, however, were offset by a decrease of $1.9 million in non-cash charges in 2004 from 2003 due to impairment of customer intangibles of $0.3 million and $2.1 million in 2004 and 2003, respectively.

        During 2004, Packaging Systems recorded a $2.3 million non-cash asset impairment charge related to property and equipment abandoned as a result of completing the aforementioned facilities consolidation within its specialty laminate business. In 2003, Packaging Systems incurred $4.8 million of non-cash losses on the sale-leaseback of machinery and equipment that did not recur in 2004.

        Overall, Packaging Systems' operating profit margin remained constant at 15.2% in 2004 and 2003. Operating profit in 2004 increased $1.4 million compared to 2003 due to increased sales levels, the benefit of stronger foreign currencies, $4.8 million in non-cash losses on the sale-leaseback of machinery and equipment in 2003 that did not recur, and $1.9 million of lower non-cash charges associated with impairment of customer intangibles. These improvements were offset by steel cost increases not recovered from customers, start-up costs at our new manufacturing facility in China, increased costs associated with the consolidation of two manufacturing plants into a single facility within our specialty laminates business, and higher launch costs associated with sales of new products.

        Packaging Systems' Adjusted EBITDA decreased approximately $3.8 million to $41.4 million, or 22.5% of sales for the year ended December 31, 2004 from $45.2 million, or 25.9% of sales for the year ended December 31, 2003. In 2003, Adjusted EBITDA included add-backs of $4.9 million in losses on sale-leaseback transactions and $2.1 million of non-cash charges due to the write-off of customer intangibles where customer relationships no longer exist, and those items did not recur in 2004. However, the impact of these amounts were in part offset by $2.3 million in asset impairment charges in 2004 related to the consolidation of facilities.

        Energy Products.    Net sales for 2004 increased $14.3 million, or 16.1%, to $103.0 million compared to $88.7 million in 2003. Of this amount, $6.1 million relates to increased sales of slow speed and compressor engines and products due to strong demand as a result of improved market conditions for oil and gas producers in the United States and Canada. Sales of specialty gasket improved $7.2 million as a result of higher demand from existing customers due to increased levels of turn-around activity at petrochemical refineries, and $1.0 million is due to increased international sales, principally in Latin America, the Far East and Europe.

        Gross profit within Energy Products improved $3.9 million to $28.3 million or 27.4% of sales in 2004 from $24.4 million or 27.5% of sales in 2003 due to the increased sales volumes in 2004 from 2003, which was partially offset by the impact of higher material cost increases not able to be recovered from customers.

        Selling, general and administrative expenses at Energy Products increased $0.1 million to $19.1 million or 18.5% of net sales in 2004 from $19.0 million or 21.4% of net sales in 2003. Selling, general and administrative costs as a percentage of net sales declined in 2004 from 2003 as result of Energy Products completing a restructuring project within its specialty gasket business in 2003 to focus branch locations predominately on sales and distribution efforts. Additionally, in 2004 Energy Products' specialty gasket business recorded a $2.7 million charge related to increased asbestos litigation defense costs. However, the impact of this amount was largely offset by $2.0 million in non-cash charges incurred in 2003 due to impairment of customer intangibles that did not recur in 2004.

        Overall, operating profit within Energy Products increased $3.0 million to $9.2 million or 8.9% of sales in 2004 from $6.2 million or 7.0% of sales in 2003 as gross profit earned on higher sales levels was offset by only $0.1 million net increase in selling and administrative expenses. In 2003, Energy Products' operating profit also benefited from a $0.8 million gain on the disposition of assets that did not recur in 2004.

        Energy Products' Adjusted EBITDA increased $1.4 million to $11.7 million or 11.4% of sales for the year ended December 31, 2004 from $10.3 million or 11.6% of sales for the year ended December 31, 2003. In 2003, Adjusted EBITDA included the add-back of $2.0 million in non-cash charges due to the write-off of customer intangibles where customer relationships no longer exist, which was in part reduced by a $1.0 million gain on sale-leaseback transactions that did not recur in 2004.

        Industrial Specialties.    Net sales increased $17.0 million, or approximately 14.6% to $133.6 million in 2004 from $116.7 million in 2003. Of this amount, approximately $12.0 million is attributed to improved demand for Industrial Specialties' products in the aerospace, precision tool, automotive and general industrial markets. In addition, we estimate approximately $5 million of increased sales in 2004 is the result of steel cost increases that Industrial Specialties was able to recover from its customers, principally within its industrial cylinder manufacturing business.

        Gross profit in Industrial Specialties improved $3.1 million to $36.8 million, or 27.5% of sales in 2004 from $33.7 million or 28.9% of sales in 2003. The decline in gross margin is primarily the result of higher steel costs incurred and recovered from customers but on which no gross profit was earned.

        Selling, general and administrative expenses as a percent of sales declined to approximately 11.2% in 2004 from approximately 13.3% in 2003, primarily due to elimination of certain group operating expenses as a result of the consolidation of staff personnel and elimination of certain general and administrative positions.

        In 2003, Industrial Specialties recorded $4.2 million in non-cash losses on sale-leaseback transactions of machinery and equipment and a goodwill impairment charge of $7.6 million related to its precision cutting tools business.

        Operating profits within the Industrial Specialties segment were $21.8 million, or 16.3% of sales, in 2004, as compared to $6.1 million, or 5.2% of sales, in 2003 as the benefits of higher sales levels and lower selling and administrative costs associated with the elimination of certain group level operating expenses resulted in improved operating profits. In 2003, operating profit was significantly impacted by non-cash charges related to losses on sale-leaseback of equipment ($4.2 million) and impairment of goodwill ($7.6 million).

        Industrial Specialties' Adjusted EBITDA increased $3.3 million to $26.5 million or 19.8% of sales for the year ended December 31, 2004, from $23.2 million or 19.9% of sales for the year ended December 31, 2003. Compared to 2003, the increase in Adjusted EBITDA between years was $12.4 million less than the increase in operating profit due primarily to the add-back to Adjusted EBITDA in 2003 of a $4.2 million loss on sale-leaseback transactions and $7.6 million goodwill impairment charge that did not recur in 2004.

        RV & Trailer Products.    Net sales increased $47.3 million, or approximately 31.6%, to $197.0 million in 2004, compared to $149.7 million in 2003. Of this amount, approximately $16.5 million is the result of including a full year's worth of activity related to the trailering products operations of HammerBlow, which was acquired in the first quarter of 2003, and the acquisition of Bargman, which occurred in January 2004. In addition, we estimate approximately $8.0 million of increased sales in 2004 is the result of steel cost increases that RV & Trailer Products was able to recover from its customers and $5.3 million is due to the favorable impact of currency exchange as reported results in U.S. dollars benefited from a stronger Australian dollar. After consideration of these items, RV & Trailer Products experienced organic sales growth in 2004 of approximately $17.5 million, or 11.7%, as compared to 2003, as the segment benefited from improved consumer sentiment and overall economic outlook, which resulted in strong customer demand across all of RV & Trailer Products' business lines, particularly in the first half of 2004.

        RV & Trailer Products' gross profit increased approximately $2.7 million to $49.1 million in 2004 from $46.4 million in 2003, although gross profit margins declined to 24.9% in 2004 from 31.0% in 2003. The increase in profits of approximately $8.5 million is attributed to higher sales levels compared to the prior year and the aforementioned acquisitions of HammerBlow and Bargman. However, the improvement in gross profit was offset in part by higher steel costs incurred that were not able to be recovered from customers of approximately $3.4 million, a $1.2 million reserve recorded related to excess/obsolete inventories at this segment's operations in Reynosa, Mexico, $0.6 million of employee-

related costs due to expatriate personnel added at the Reynosa, Mexico operations, and $1.2 million related to a change in customer mix.

        RV & Trailer Products' selling, general and administrative expenses increased $3.7 million in 2004 compared to 2003, primarily due to the increased sales levels associated with acquisitions of HammerBlow and Bargman. These cost increases were partially offset by a $0.5 million non-cash charge related to impairment of customer intangibles that did not recur in 2004. Even after consideration of increased sales resulting from steel costs recovered from customers in 2004 and the impact of the non-cash impairment in 2003, selling, general and administrative costs as a percent of sales decreased in 2004 from 2003 as higher sales levels more than offset additional selling and administrative expenses incurred.

        Overall, RV & Trailer Products' operating profit decreased $1.0 million to $25.6 million, or 13.0% of sales in 2004 from $26.6 million or 17.8% of sales in 2003. The decrease in operating margin is due principally to higher steel and freight costs incurred that were not able to be recovered from customers or which were recovered from customers but on which no operating margin was earned and increased costs at this segment's Reynosa, Mexico operations.

        RV & Trailer Products' Adjusted EBITDA decreased $0.7 million to $33.4 million or 16.9% of sales for the year ended December 31, 2004 from $34.1 million or 22.8% of sales for the year ended December 31, 2003, consistent with the decline in operating profit between years.

        Recreational Accessories.    Net sales increased $36.5 million, or approximately 13.1%, to $314.3 million in 2004 as compared to $277.8 million in 2003. Of this amount, approximately $10.3 million of the sales increase is the result of including a full year of activity related to the towing products operations of HammerBlow which was acquired in January 2003 and the acquisition of Highland, which was acquired in February 2003. In addition, we estimate approximately $11 million of increased sales in 2004 is the result of steel cost increases that Recreational Accessories was able to recover from its customers and $4.8 million is due to the favorable impact of currency exchange as reported results in U.S. dollars benefited from a stronger Canadian dollar. After consideration of these items, Recreational Accessories experienced organic sales growth in 2004 of approximately $10.4 million, or 3.8%, as compared to 2003, as this segment benefited from improved consumer sentiment and overall economic outlook, which resulted in strong customer demand across all business lines, particularly in the first half of 2004.

        Recreational Accessories' gross profit increased approximately $18.1 million to 27.2% of sales in 2004 compared to 24.3% of sales in 2003. Of this amount, approximately $5.6 million is attributed to higher sales levels compared to the prior year and the aforementioned acquisitions of HammerBlow and Highland. Recreational Accessories' gross profit was also favorably impacted by improved operating efficiencies resulting from completion of integration activities with respect to the operations of HammerBlow and Highland and the favorable effects of currency exchange. However, we estimate gross profit margins in 2004 were approximately 2.0% lower than in 2003 due to the impact of: higher steel costs incurred that were not able to be recovered from customers and higher steel costs incurred and recovered from customers but on which no gross profit was earned.

        Recreational Accessories' selling, general and administrative expenses increased $4.6 million in 2004 compared to 2003, primarily due to additional costs associated with the start-up of its new distribution center in South Bend, Indiana and increased sales levels associated with acquisitions of HammerBlow and Highland. These cost increases were partially offset by a $1.4 million non-cash charge in 2003 related to impairment of customer intangibles that did not recur in 2004. Even after consideration of increased sales resulting from steel costs recovered from customers in 2004 and the impact of the non-cash impairment charge in 2003, selling, general and administrative costs as a percent of sales decreased in 2004 from 2003 as higher sales levels more than offset additional selling and administrative expenses incurred.

        Overall, Recreational Accessories' operating profit margin increased to approximately 8.3% in 2004 from approximately 3.9% in 2003 due principally to higher sales levels, improved sales mix and increased operating efficiencies due to completion of several integration initiatives during 2004. These improvements were marginally offset by higher steel and freight costs incurred that were not able to be recovered from customers and higher steel costs incurred and recovered from customers but on which no operating margin was earned. Also, in 2003 Recreational Accessories recorded $1.1 million in non-cash losses on sale-leaseback transactions of machinery and equipment that did not recur in 2004.

        Recreational Accessories' Adjusted EBITDA increased $13.2 million to $36.9 million or 11.7% of sales for the year ended December 31, 2004 from $23.7 million or 8.5% of sales for the year ended December 31, 2003. Compared to 2003, the increase in Adjusted EBITDA between years was $2.1 million less than the increase in operating profit due primarily to the add-back to Adjusted EBITDA in 2003 of $1.1 million in losses on sale-leaseback transactions and $1.4 million in non-cash charges due to the write-off of customer intangibles where customer relationships no longer exist, that did not recur in 2004. The impact of these amounts in 2003 was offset by $0.6 million in net losses on transactions denominated in foreign currencies, which decreased Adjusted EBITDA.

        Corporate Expenses and Management Fees.    Corporate expenses and management fees included in operating profit and Adjusted EBITDA consist of the following:

	Year ended December 31,
	2004	2003
Corporate operating expenses	$10.9	$11.4
Employee costs and related benefits	6.9	9.2
Management fees and expenses	4.2	4.5

Corporate expenses and management fees—operating profit	$22.0	$25.1
Receivables securitization expenses	1.9	1.4
Depreciation	(0.2)	(0.4)
Deferred equity offering costs	(1.1)	—
Other, net	0.1	(1.5)

Corporate expenses and management fees—Adjusted EBITDA	$22.7	$24.6

        Corporate expense decreased approximately $3.7 million in 2004 compared to 2003. This decrease is primarily due to $4.8 million of legacy restricted stock award expense in 2003 that did not recur in 2004, offset in part by higher compensation expense due to an increase in personnel to establish a stand-alone corporate office and the write-off of $1.1 million of equity offering costs that are no longer able to be deferred.

        Interest Expense.    Interest expense increased approximately $2.9 million in 2004 as compared to 2003 due to an increase in our weighted average interest rate from 4.65% at December 31, 2003 to 5.69% at December 31, 2004 and greater borrowings on our revolving credit facility in 2004 to fund higher levels of capital expenditures and increasing levels of investment in working capital during the year. These changes were offset in part by the timing and amount of borrowings in 2003 related to the acquisitions of HammerBlow, Highland and Fittings and cash received in sale-leaseback transactions that were completed during the first half of 2003.

        Other Expense, Net.    Other expense, net increased approximately $0.8 million in 2004 from 2003 principally due to higher costs related to the increased use of our receivables securitization facility.

        Income Taxes.    The effective income tax rate for 2004 was 29.6% compared to (23.8%) for 2003. In 2004, we reported foreign pre-tax income of approximately $34.9 million and domestic pre-tax loss of approximately $15.2 million. In 2003, our foreign operations reported pre-tax income of approximately $22.7 million compared to a reported domestic pre-tax loss of $36.6 million. During 2004, we recorded a tax benefit of $1.2 million related to ETI. The ETI tax deduction is based on the amount of export sales by domestic entities and has minimal relationship with net income (loss). In addition, the tax benefits associated with our 2004 and 2003 domestic pre-tax losses for U.S. Federal purposes were offset by tax expense incurred on foreign income and to a lesser extent at the state level. For 2003, no tax benefit was recorded related to the goodwill impairment as such impairment is non-deductible. In 2003, we also reported an additional $3.1 million of tax expense related to unremitted earnings at one of our Canadian subsidiaries as these earnings were no longer considered permanently reinvested.

        Discontinued Operations.    The loss from discontinued operations net of income tax benefit, was $16.1 million in 2004 compared to $13.8 million in 2003. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Liquidity & Capital Resources

Cash Flows

        Cash provided by operating activities for the six months ended June 30, 2006 was approximately $17.3 million as compared to cash provided by operations of $14.2 million for the six months ended June 30, 2005. The improvement between periods is primarily the result of improved working capital management during the first two quarters of 2006, in particular lower levels of receivables due to improved collections and higher levels of accounts payable and accrued liabilities, offset by slightly higher inventory levels at June 30, 2006 in support of expected levels of sales activity for third quarter 2006.

        Cash provided by operating activities for the year ended December 31, 2005 was approximately $29.9 million as compared to cash provided by operating activities for the year ended December 31, 2004 of approximately $42.6 million. In 2005, net cash provided by operating activities was reduced $9.6 million due to decreased use of our receivables securitization facility. In 2004, net cash provided by operating activities benefited as a result of increased activity in our receivables securitization facility of $48.0 million. The decreased levels of working capital also reflect a lesser negative impact of steel costs and accelerated payments to steel suppliers in 2005 compared to the prior year.

        Net cash used for investing activities for the six months ended June 30, 2006 was approximately $13.3 million as compared to $7.1 million for the six months ended June 30, 2005. During the first six months of 2006, capital expenditures were $4.9 million greater than the six months ended June 30, 2005, of which $3.1 million related to the re-acquisition of equipment subject to an operating lease. We also generated net proceeds from the sale of fixed assets of $0.9 million during the first two quarters of 2006 compared to $2.3 million in the six months ended June 30, 2005.

        Cash used for investing activities decreased to approximately $16.6 million for the year ended December 31, 2005 compared to $46.8 million in 2004 as capital spending reflected a more normal maintenance level of expenditures. During 2004, capital expenditures were $21.3 million greater than 2005 as we essentially completed our major restructuring and consolidation activities during 2004. We also generated net proceeds from the sale of facilities of $5.0 million during 2005. In 2004, capital spending was $43.0 million due primarily to planned expenditures for our Hangzhou, China and Hackettstown, New Jersey facilities, and investments related to new product launches, mainly in our Packaging Systems segment. During the first quarter of 2004, we also completed the acquisition of Theodore Bargman Company within our RV & Trailer Group segment.

        Net cash used for financing activities was $6.3 million and $6.4 million for the six months ended June 30, 2006 and 2005, respectively, and in each case was utilized to pay down amounts on revolving credit facilities.

        Cash used for financing activities was $12.6 million for the year ended December 31, 2005 compared to $0.5 million provided by financing activities for the year ended December 31, 2004. During 2005, we utilized cash to pay down amounts on our revolving credit facility. In 2004, we funded capital expenditures, increased levels of investment in working capital and retired a note payable through a combination of borrowings on our revolving credit facility and proceeds from receivables sold through our securitization facility.

        On January 29, 2004, we completed the acquisition of Bargman. The total consideration paid was approximately $5.5 million. The transaction was funded by borrowings under our revolving credit facility.

Our Debt and Other Commitments

        On June 30, 2006, our credit facilities included a $150.0 million revolving credit facility of which approximately $4.8 million was outstanding and $43.4 million of stand-by letters of credit issued and a term loan facility of which $257.8 million was outstanding. On August 2, 2006, we amended and restated our senior secured credit facilities which are comprised of a $90.0 million revolving credit facility, a $60.0 million deposit-linked supplemental revolving credit facility and a $260.0 million term loan facility. The amended and restated credit facilities extended our revolving credit maturities from one and a half to five years and the term loan facility from three and a half to between five and a half and seven years (depending on when our senior subordinated notes are repaid) and reduced the interest rate margins on our revolving facility from 3.5% to 2.75% per annum and on our term loan facility from 3.75% to 2.75% per annum. Including the costs associated with our synthetic revolving facility, the amended and restated credit facilities reduced our weighted average interest rate from 9.1% to 8.1% per annum. The amended and restated credit facilities also provide us with increased operating flexibility under our covenants and permit the proposed use of proceeds of this offering. Under the amended and restated credit facilities, up to $90.0 million in the aggregate of our revolving credit facility is available to be used for one or more permitted acquisitions subject to certain conditions and other outstanding borrowings and issued letters of credit. Our amended and restated credit facilities also provide for an uncommitted $100.0 million incremental term loan facility that, subject to certain conditions, is available to fund one or more permitted acquisitions or to repay a portion of our senior subordinated notes. Amounts drawn under our revolving credit facilities fluctuate daily based upon our working capital and other ordinary course needs. Availability under our revolving credit facilities depends upon, among other things, compliance with our credit agreement's financial covenants. Our credit facilities contain negative and affirmative covenants and other requirements affecting us and our subsidiaries, including among others: restrictions on incurrence of debt (except for permitted acquisitions and subordinated indebtedness), liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements and amendments to charters, by-laws, and other material documents. The terms of our credit agreement require us and our subsidiaries to meet certain restrictive financial covenants and ratios computed quarterly, including a leverage ratio (total consolidated indebtedness plus outstanding amounts under the accounts receivable securitization facility over Consolidated Bank EBITDA, as defined), interest expense ratio (Consolidated Bank EBITDA, as defined, over Cash Interest Expense, as defined) and a capital expenditures covenant. The most restrictive of these financial covenants and ratios is the leverage ratio. Our permitted leverage ratio under our amended and restated credit agreement is 5.75 to 1.00 for April 1, 2006 to December 31, 2006, 5.65 to 1.00 for January 1, 2007 to June 30, 2007, 5.50 to 1.00 for July 1, 2007 to September 30, 2007, 5.25 to 1.00 for October 1, 2007 to

June 30, 2008, 5.00 to 1.00 for July 1, 2008 to June 30, 2009, 4.75 to 1.00 for July 1, 2009 to September 30, 2009, 4.50 to 1.00 for October 1, 2009 to June 30, 2010, 4.25 to 1.00 for July 1, 2010 to September 30, 2011 and 4.00 to 1.00 from October 1, 2011 and thereafter. Our actual leverage ratio was 5.23 to 1.00 at June 30, 2006 and we were in compliance with our financial covenants as of that date. We would have been in compliance with our covenants even if our credit agreement had not been amended and restated.

        The following is the reconciliation of net income (loss), which is a GAAP measure of our operating results, to Consolidated Bank EBITDA, as defined in our credit agreement, for the twelve month period ended June 30, 2006.

	Year ended December 31, 2005	Less: Six months ended June 30, 2005	Add: Six months ended June 30, 2006		Twelve months ended June 30, 2006
	(dollars in thousands)
Net income (loss), as reported	$(45,880)	$6,560	$6,840		$(45,600)
Bank stipulated adjustments:
Interest expense, net (as defined)	75,510	36,950	39,950		78,510
Income tax expense (benefit)(1)	(30,830)	3,690	3,070		(31,450)
Depreciation and amortization	41,140	21,020	18,950		39,070
Extraordinary non-cash charges(2)	73,220	—	—		73,220
Heartland monitoring fee and expenses(3)	4,210	2,110	2,050		4,150
Interest equivalent costs(4)	4,240	1,600	2,620		5,260
Non-cash expenses related to stock option grants(5)	310	160	830		980
Non-recurring expenses in connection with acquisition integration(6)	2,180	1,800	490		870
Other non-cash expenses or losses	12,660	4,530	1,500		9,630
Non-recurring expenses or costs for cost savings projects(7)	5,740	2,800	420		3,360
Discontinued operations(8)	8,800	3,190	4,390	(9)	10,000

Consolidated Bank EBITDA, as defined	$151,300	$84,410	$81,110		$148,000

	At June 30, 2006
	(dollars in thousands)
Total long-term debt	$721,470
Aggregate funding under the receivables securitization facility	52,000

Total Consolidated Indebtedness, as defined	$773,470
Consolidated Bank EBITDA, as defined	148,000
Actual leverage ratio	5.23	x

Covenant requirement	5.75	x

(1)
Amount includes tax benefits associated with discontinued operations and cumulative effect of accounting change.

(2)
Non-cash charges associated with asset impairments.

(3)
Represents management fees and expenses paid to Heartland and/or its affiliates pursuant to the Heartland Advisory Agreement.

(4)
Interest-equivalent costs associated with our receivables securitization facility.

(5)
Non-cash expenses resulting from the grant of stock options.

(6)
Non-recurring costs and expenses due to the integration of any business acquired not to exceed $15,000,000 in aggregate.

(7)
Non-recurring costs and expenses relating to cost savings projects, including restructuring and severance expenses, not to exceed $25,000,000 in the aggregate; and non-recurring expenses or similar costs incurred relating to the completion of cost savings initiatives, including production sourcing initiatives, not to exceed $5,000,000 in the aggregate.

(8)
EBITDA from discontinued operations, not to exceed $10,000,000 in any twelve month period.

(9)
Actual amount reported for six months ended June 30, 2006 was $9,030.

        Three of our international businesses are also parties to loan agreements with banks, denominated in their local currencies. In the United Kingdom, we are party to a revolving debt agreement with a bank in the amount of £3.9 million (approximately $2.2 million outstanding at June 30, 2006) which is secured by a letter of credit under our credit facilities. In Italy, we are party to a €5.0 million note agreement with a bank (approximately $6.0 million outstanding at June 30, 2006) with a term of seven years which is secured by land and buildings of our local business unit. In Australia, we are party to a debt agreement with a bank in the amount of $25 million Australian dollars (approximately $17.0 million outstanding at June 30, 2006) for a term of five years which expires December 31, 2010. Borrowings under this arrangement are secured by substantially all the assets of the local business which is also subject to financial ratio and reporting covenants. Financial ratio covenants include: capital adequacy ratio (tangible net worth over total tangible assets), interest coverage ratio (EBIT over gross interest cost). In addition to the financial ratio covenants there are other financial restrictions such as: restrictions on dividend payments, U.S. parent loan repayments, negative pledge and undertakings with respect to related entities. As of June 30, 2006, borrowings in the amount of $25.2 million were outstanding under these arrangements.

        Another important source of liquidity is our $125.0 million accounts receivable securitization facility, under which we have the ability to sell eligible accounts receivable to a third-party multi-seller receivables funding company. At June 30, 2006, we had $52.0 million utilized under our accounts receivable facility and $9.1 million of available funding based on eligible receivables and after consideration of leverage restrictions. At June 30, 2006, we also had $4.8 million outstanding under our revolving credit facility and had an additional $36.7 million potentially available after giving effect to approximately $43.4 million of letters of credit issued to support our ordinary course needs and after consideration of leverage restrictions. At June 30, 2006, we had aggregate available funding under our accounts receivable facility and our revolving credit facility of $36.7 million after consideration of the aforementioned leverage restrictions. The letters of credit are used for a variety of purposes, including to support certain operating lease agreements, vendor payment terms and other subsidiary operating activities, and to meet various states' requirements to self-insure workers' compensation claims, including incurred but not reported claims.

        We also have $437.8 million (face value) 9 7/8% senior subordinated notes which are due in 2012.

        Principal payments required under our amended and restated credit facility term loan are: $0.650 million due each calendar quarter beginning December 31, 2006 through June 30, 2013, and $242.5 million due on August 2, 2013 (which may be changed to February 2012 if our senior subordinated notes are still outstanding at that time).

        Our credit facility is guaranteed on a senior secured basis by us and all of our domestic subsidiaries, other than our special purpose receivables subsidiary, on a joint and several basis. In addition, our obligations and the guarantees thereof are secured by substantially all the assets of us and the guarantors.

        Our exposure to interest rate risk results from the variable rates under our credit facility. Borrowings under the credit facility bear interest, at various rates, as more fully described in Note 7 to the accompanying consolidated financial statements as of June 30, 2006. Based on amounts outstanding at June 30, 2006, a 1% increase or decrease in the per annum interest rate for borrowings under our revolving credit facilities would change our interest expense by approximately $2.9 million annually.

        We have other cash commitments related to leases. We account for these lease transactions as operating leases and annual rent expense related thereto approximates $16.1 million. We expect to continue to utilize leasing as a financing strategy in the future to meet capital expenditure needs and to reduce debt levels.

        Annual rent expense for the fiscal year ended December 31, 2005 related to these lease transactions is as follows (in millions):

For the fiscal year ended December 31, 2005

Operating lease	Transaction	Annual lease cost
Real properties (7 properties)*	2002	$1.9
Real properties (2 properties)*	2003	0.8
Personal property (plant and equipment)*	2002	0.9
Personal property (plant and equipment)*	2003	4.5
Real properties	various	6.0
Personal property (plant and equipment)	various	2.0

Total		$16.1

*
These leases are sale-leaseback transactions.

Market Risk

        We conduct business in several locations throughout the world and are subject to market risk due to changes in the value of foreign currencies. We do not currently use derivative financial instruments to manage these risks. The functional currencies of our foreign subsidiaries are the local currency in the country of domicile. We manage these operating activities at the local level and revenues and costs are generally denominated in local currencies; however, results of operations and assets and liabilities reported in U.S. dollars will fluctuate with changes in exchange rates between such local currencies and the U.S. dollar.

        As a result of the financing transactions entered into on June 6, 2002, the additional issuance of $85.0 million aggregate principal amount of senior subordinated notes, and acquisitions, we are highly leveraged. In addition to normal capital expenditures, we may incur significant amounts of additional debt and further burden cash flow in pursuit of our internal growth and acquisition strategies.

        We believe that our liquidity and capital resources, including anticipated cash flows from operations, will be sufficient to meet debt service, capital expenditure and other short-term and long-term obligations needs for the foreseeable future, but we are subject to unforeseeable events and risks.

Off-Balance Sheet Arrangements

        We are party to an agreement to sell, on an ongoing basis, the trade accounts receivable of certain business operations to a wholly-owned, bankruptcy-remote, special purpose subsidiary, TSPC, Inc. ("TSPC"). TSPC, subject to certain conditions, may from time to time sell an undivided fractional ownership interest in the pool of domestic receivables, up to approximately $125.0 million, to a third party multi-seller receivables funding company, or conduit. The proceeds of the sale are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs. Upon sale of receivables, our subsidiaries that originated the receivables retain a subordinated interest. Under the terms of the agreement, new receivables can be added to the pool as collections reduce receivables previously sold. The facility is an important source of liquidity. At June 30, 2006, we had $52.0 million utilized and $9.1 million available under this facility based on eligible receivables and after consideration of leverage restrictions.

        The facility is subject to customary termination events, including, but not limited to, breach of representations or warranties, the existence of any event that materially adversely affects the collectibility of receivables or performance by a seller and certain events of bankruptcy or insolvency. The facility expires on December 31, 2007. In future periods, if we are unable to renew or replace this facility, it could adversely affect our borrowing costs because our drawings under our five year revolving credit facility would likely increase.

Commitment and Contingencies

        Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under our long-term debt agreements, rent payments required under operating lease agreements for 21 facilities and certain capital equipment, our allocable share of certain compensation and benefit obligations to Metaldyne, and interest obligations on our senior secured term loan and senior subordinated notes. Interest on our term loan was based on LIBOR plus 375 basis points, which equaled 8.02% at December 31, 2005, and this rate was used to estimate our future interest obligations with respect to the term loan included in the table below:

        The following table summarizes our expected fixed cash obligations over various future periods related to these items as of December 31, 2005.

	Payments Due by Periods (dollars in thousands)
	Total	Less than One Year	1-3 Years	3-5 Years	More than 5 Years
Contractual cash obligations:
Long-term debt	$729,090	$13,820	$18,320	$257,510	$439,440
Lease obligations	172,450	21,100	40,500	36,450	74,400
Benefit obligations	4,480	660	720	720	2,380
Interest obligations:
Term loan	78,510	20,880	40,220	17,410	—
Subordinated notes	281,000	43,230	86,460	86,460	64,850

Total contractual obligations	$1,265,530	$99,690	$186,220	$398,550	$581,070

        As of December 31, 2005, we also had a $150.0 million revolving credit facility and a $125.0 million accounts receivable facility. Throughout the year, outstanding balances under these facilities fluctuate and we incur additional interest (or, in the case of the accounts receivable facility, interest-like charges) obligations on such variable outstanding debt. As of December 31, 2005, we are contingently liable for standby letters of credit totaling $43.7 million issued on our behalf by financial institutions under our revolving credit facility. These letters of credit are used for a variety of purposes, including to support certain operating lease agreements, vendor payment terms and other subsidiary operating activities, and to meet various states' requirements to self-insure workers' compensation claims, including incurred but not reported claims.

        As of December 31, 2005, after giving effect to this offering and the assumed use of proceeds therefrom based on an offering price of $                  per share for aggregate net proceeds of $                  as if they had occurred on December 31, 2005, and the August 2, 2006 amendment and restatement of our credit agreement our total long-term debt obligations would have been $     million, of which $     million would have been payable in 2006, $     million would have been payable in 2007 and 2008, $     million would have been payable in 2009 and 2010 and $     million would have been payable after 2010. On the same basis, our total interest payments would have been $         million of which $         million would have been payable in 2006, $         million would have been payable in 2007 and 2008, $         million would have been payable in 2009 and 2010 and $         million would have been payable after 2010. On the same basis, our total lease obligations would have been $     million of which $     million would have been payable in 2006, $     million would have been payable in 2007 and 2008, $     million would have been payable in 2009 and 2010 and $     million would have been payable after 2010.

        Credit Rating.    We and certain of our outstanding debt obligations are rated by Standard & Poor's and Moody's. As of June 30, 2006, Standard & Poor's assigned our credit facilities, corporate credit and senior subordinated notes ratings of B+, B and CCC+ respectively, each with a stable outlook. As of June 30, 2006, Moody's assigned our credit facilities, corporate credit and senior subordinated notes ratings of B1, B2 and Caa1 respectively, each with a stable outlook. On September 27, 2006, Moody's upgraded the ratings on our credit facilities and senior subordinated notes from B1 to Ba2 and Caa1 to B3, respectively. This upgrade occurred in connection with Moody's changing the ratings on a number of high yield issues in the industrials and aerospace/defense sectors, as a result of the introduction of new rating methodology. If our credit ratings were to decline, our ability to access certain financial markets may become limited, the perception of us in the view of our customers, suppliers and security holders may worsen and as a result, we may be adversely affected. If, in connection with the consummation of this offering and the use of proceeds therefrom the ratings assigned to our credit facilities by Standard & Poor's remains at B+(stable) or better and the ratings assigned to our credit facilities by Moody's remains at B1 (stable) or better, the applicable margin on all loans under our amended and restated credit agreement will be reduced by 0.5% per annum.

Controls and Procedures

        As of December 31, 2005, in connection with management's assessment of our internal controls, we, together with our independent auditors identified a material weakness in internal controls over financial reporting at our industrial fasteners business. The industrial fasteners business has subsequently been classified as discontinued operations. We have taken the following steps during the six months ended June 30, 2006 to strengthen our disclosure controls and procedures at our industrial fasteners business:

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  hired a new controller in the first quarter of 2006 and temporarily assigned one financial group controller and provided other supplemental resources, as needed, to assist with monthly recurring accounting and control activities while the new controller transitions into his responsibilities;

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  developed and continued to implement revised processes with respect to the accounting, analysis and reporting of inventory balances, including valuation reserves; and

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  in the first quarter of 2006, implemented a revised process to timely review past due accounts receivable for purposes of analyzing collectibility and to document and support accounts receivable reserves required in connection with the month-end closing process.

        As of June 30, 2006 management determined that our disclosure controls and procedures were not effective. The control deficiencies identified related to a lack of timely, complete analysis and documentation in support of inventory valuation and related reserve accounts and incomplete analysis of past due customer accounts receivable and related documentation in support of accounts receivable reserves. The deficiencies noted resulted in adjustments being recorded to correctly state inventory valuation and accounts receivable reserve accounts.

Impact of New Accounting Standards

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, (FIN 48) "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact this interpretation will have on our results from operations or financial position.

        In May of 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS No. 154), "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," which requires retrospective application to prior periods' financial statements for accounting for and reporting of voluntary changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived assets be accounted for as a change in accounting estimate. Application of this Statement will be required for all changes made after December 15, 2005.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS No. 157), "Inventory Costs—an amendment of Accounting Research Bulletin No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for our inventory costs incurred on or after January 1, 2006. We evaluated the potential impact of the adoption of SFAS No. 151 and concluded that adoption will not have a material effect on our financial condition or results of operations.

Critical Accounting Policies

        The following discussion of accounting policies is intended to supplement the accounting policies presented in our audited financial statements included elsewhere in this prospectus. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our evaluation of business and macroeconomic trends, and information from other outside sources, as appropriate.

        Accounting Basis for Transactions.    Prior to June 6, 2002, we were owned by Metaldyne. On November 28, 2000, Metaldyne was acquired by an investor group led by Heartland. On June 6, 2002, Metaldyne issued approximately 66% of our fully diluted common stock to an investor group led by Heartland. As a result of the transactions, we did not establish a new basis of accounting as Heartland is the controlling shareholder for both us and Metaldyne and the transactions were accounted for as a reorganization of entities under common control.

        Receivables.    Receivables are presented net of allowances for doubtful accounts of approximately $5.7 million at June 30, 2006. We monitor our exposure for credit losses and maintain adequate allowances for doubtful accounts. We determine these allowances based on historical write-off experience and/or specific customer circumstances and provide such allowances when amounts are reasonably estimable and it is probable a loss has been incurred. We do not have concentrations of accounts receivable with a single customer or group of customers and do not believe that significant credit risk exists due to our diverse customer base. Trade accounts receivable of substantially all domestic business operations may be sold, on an ongoing basis, to TSPC.

        Depreciation and Amortization.    Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and buildings/land improvements, 10 to 40 years, and machinery and equipment, 3 to 15 years. Capitalized debt issuance costs are amortized over the underlying terms of the related debt securities. Customer relationship intangibles are amortized over periods ranging from 6 to 40 years, while technology and other intangibles are amortized over periods ranging from 1 to 30 years. As of January 1, 2004, trademarks and trade names are classified as indefinite-lived intangibles and we have ceased amortization.

        Impairment of Long-Lived Assets.    In accordance with Statement of Financial Accounting Standards No. 144, (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically reviews the financial performance of each business unit for indicators of impairment. An impairment loss is recognized when the carrying value of a long-lived asset exceeds its fair value.

        Goodwill and Other Intangibles.    We test goodwill and indefinite-lived intangible assets for impairment on an annual basis, unless a change in business condition occurs which requires a more frequent evaluation. In assessing the recoverability of goodwill and indefinite-lived intangible assets, we estimate the fair value of each reporting unit using the present value of expected future cash flows and other valuation measures. We then compare this estimated fair value with the net asset carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and further evaluation is performed. Goodwill is evaluated for impairment annually as of December 31 using management's operating budget and five-year forecast to estimate expected future cash flows. However, projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate.

        At December 31, 2005, fair value was determined based upon the discounted cash flows of our reporting units discounted at our weighted average cost of capital of 10.0% and residual growth rates ranging from 3% to 4%. Our estimates of future cash flows will be affected by future operating performance, as well as general economic conditions, costs of raw materials, and other factors which are beyond the Company's control. Of our reporting units, Recreational Accessories and RV & Trailer Products are most sensitive to and likely to be impacted by an adverse change in assumptions. Considerable judgment is involved in making these determinations, and the use of different assumptions could result in significantly different results. For example, an approximate 50 basis point change in the discount rates or an approximate 5% reduction in estimated cash flows would result in a further goodwill impairment analysis as required by SFAS No. 142. While we believe our judgments and estimates are reasonable and appropriate, if actual results differ significantly from our current estimates, we could experience an impairment of goodwill and other indefinite-lived intangibles that may be required to be recorded in future periods.

        We review definite-lived intangible assets on a quarterly basis, or more frequently if events or changes in circumstances indicate that their carrying amounts may not be recoverable. The factors considered by management in performing these assessments include current operating results, business prospects, customer retention, market trends, potential product obsolescence, competitive activities and other economic factors. Future changes in our business or the markets for our products could result in impairments of other intangible assets that might be required to be recorded in future periods.

        Pension and Postretirement Benefits Other than Pensions.    We account for pension benefits and postretirement benefits other than pensions in accordance with the requirements of SFAS Nos. 87, 88, 106, and 132. Annual net periodic expense and accrued benefit obligations recorded with respect to our defined benefit plans are determined on an actuarial basis. We, together with our third-party actuaries, determine assumptions used in the actuarial calculations which impact reported plan obligations and expense. Annually, we and our actuaries review the actual experience compared to the most significant assumptions used and make adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rate of return on fund assets is based upon actual historical returns modified for known changes in the market and any expected change in investment policy. Postretirement benefits are not funded and our policy is to pay these benefits as they become due. Certain accounting guidance, including the guidance applicable to pensions, does not require immediate recognition of the effects of a deviation between actual and assumed experience or the revision of an estimate. This approach allows the favorable and unfavorable effects that fall within an acceptable range to be netted.

        Income Taxes.    Income taxes are accounted for using the provisions of Statement of Financial Accounting Standards No. 109, (SFAS No. 109), "Accounting for Income Taxes." Deferred income taxes are provided at currently enacted income tax rates for the difference between the financial statement and income tax basis of assets and liabilities and carry-forward items. The effective tax rate and the tax bases of assets and liabilities reflect management's estimates based on then-current facts. On an ongoing basis, we review the need for and adequacy of valuation allowances if it is more likely than not that the benefit from a deferred tax asset will not be realized. We believe the current assumptions and other considerations used to estimate the current year effective tax rate and deferred tax positions are appropriate. However, actual outcomes may differ from our current estimates and assumptions.

        Other Loss Reserves.    We have other loss exposures related to environmental claims, asbestos claims and litigation. Establishing loss reserves for these matters requires the use of estimates and judgment in regard to risk exposure and ultimate liability. We are generally self-insured for losses and liabilities related principally to workers' compensation, health and welfare claims and comprehensive general, product and vehicle liability. Generally, we are responsible for up to $0.5 million per occurrence under our retention program for workers' compensation, between $0.3 million and $2.0 million per occurrence under our retention programs for comprehensive general, product and vehicle liability, and have a $0.3 million per occurrence stop-loss limit with respect to our self-insured group medical plan. We accrue loss reserves up to our retention amounts based upon our estimates of the ultimate liability for claims incurred, including an estimate of related litigation defense costs, and an estimate of claims incurred but not reported using actuarial assumptions about future events. We accrue for such items in accordance with Statement of Financial Accounting Standards No. 5, (SFAS No. 5), "Accounting for Contingencies" when such amounts are reasonably estimable and probable. We utilize known facts and historical trends, as well as actuarial valuations in determining estimated required reserves. Changes in assumptions for factors such as medical costs and actual experience could cause these estimates to change significantly.

BUSINESS

        We are a manufacturer of highly engineered products serving niche markets in a diverse range of commercial, industrial and consumer applications. Most of our businesses share important characteristics, including leading market shares, strong brand names, broad product offerings, established distribution networks, relatively high operating margins, relatively low capital investment requirements, product growth opportunities and strategic acquisition opportunities. We believe that a majority of our 2005 net sales were in markets in which our products enjoy the number one or number two market position within their respective product categories. In addition, we believe that in many of our businesses, we are one of only a few manufacturers in the geographic markets where we currently compete.

Our Business Segments

        We operate through five business segments, which had net sales and operating profit in 2005 as follows: Packaging Systems (net sales: $189.9 million; operating profit: $30.6 million); Energy Products (net sales: $131.0 million; operating profit: $15.2 million); Industrial Specialties (net sales: $164.7 million; operating profit: $31.7 million); RV & Trailer Products (net sales: $209.0 million; operating profit: $26.8 million); and Recreational Accessories (net sales: $306.2 million; operating profit: $2.1 million).

        In the fourth quarter of 2005, we reached a decision to sell our industrial fastening business. The industrial fastening business consists of operating locations in Wood Dale, Illinois, Frankfort, Indiana and Lakewood, Ohio. The information presented herein (information, amounts and description) excludes the business we have decided to exit and these operations are presented as discontinued operations and assets held for sale.

        Each segment has distinctive products, distribution channels, strengths and strategies, which are described below.

Packaging Systems

        We believe Packaging Systems is a leading designer, manufacturer and distributor of specialty, highly engineered closure and dispensing systems for a range of niche end markets, including steel and plastic industrial and consumer packaging applications. We also manufacture specialty laminates, jacketings and insulation tapes used with fiberglass insulation as vapor retarders in commercial and industrial construction applications. We believe that Packaging Systems is one of the largest manufacturers of steel and plastic industrial container closures and dispensing products in North America and also has a significant presence in Europe and other international markets. Packaging Systems manufactures high performance, value-added products that are designed to enhance its customers' ability to store, ship, process and dispense various products in the industrial, agricultural, consumer and pharmaceutical markets. Similarly, Packaging Systems' vapor retarder products enable us to offer customers a complete systems approach to insulation installation. Examples of Packaging Systems' products include steel and plastic closure caps, drum enclosures, rings and levers, dispensing systems, such as pumps and specialty sprayers, and flame retardant facings, insulation jacketings, and pressure-sensitive specialty tape products.

        Our Packaging Systems brands, which include Rieke®, Englass®, Stolz® and Compac™ are well established and recognized in their respective markets.

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  Rieke, located in Auburn, Indiana, designs and manufactures traditional industrial closures and dispensing products in North America and Asia. We believe Rieke has significant market share for many of its key products, such as steel drum enclosures, plastic drum closures and plastic pail dispensers and plugs.

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  Englass, located in the United Kingdom, focuses on pharmaceutical and personal care dispensers sold primarily in Europe, but its product and engineering "know-how" is applicable to the consumer dispensing market in North America and other regions, which we believe provides significant opportunities for growth.

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  We believe that Stolz, located in Germany, is a European leader in plastic enclosures for sub-20 liter sized containers used in automotive and chemical applications.

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  Rieke Italia, located in Italy, specializes in the lever and ring closures that are used in the European industrial market. This specialty closure system is also sold into the North American Free Trade Agreement ("NAFTA") markets.

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  Compac manufactures flame-retardant facings, insulation jacketings, and pressure-sensitive tapes used in conjunction with fiberglass insulation as vapor retarders. Combined with facing and jacketing products, pressure-sensitive specialty tapes enable us to offer customers a complete systems approach to insulation installation. A line of industrial pressure-sensitive tapes further extends Compac's presence into the industrial, automotive and electronic markets.

Competitive Strengths

        We believe Packaging Systems benefits from the following competitive strengths:

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  Strong Product Innovation. We believe that Packaging Systems' research and development capability and new product focus is a competitive advantage. For more than 80 years, Packaging Systems' product development programs have provided innovative and proprietary product solutions, such as the ViseGrip® steel flange and plug closure, the Poly-ViseGrip™ plastic closure and the all-plastic, environmentally safe, self-venting FlexSpout® flexible pouring spout. Packaging Systems' emphasis upon highly engineered packaging solutions and research and development has yielded 105 active patents and 86 patents pending. Packaging Systems has approximately 18 technical employees responsible for new product development, improving existing products and design automation equipment to assist in cost reductions, both internally and at our customers' locations.

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  Customized Solutions that Enhance Customer Loyalty. A significant portion of Packaging Systems' products are customized for end-users. For example, the installation in customer drum and pail plants of customized, patent protected, Rieke-designed insertion equipment and tools that are specially designed for use on Rieke manufactured closures and dispensers creates substantial switching costs. As a result, and because the equipment is located inside customers' plants, we are able to support favorable pricing and generate a high degree of customer loyalty. Rieke has also been successful in promoting the sale of complementary products in an effort to create preferred supplier status.

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  Leading Market Positions and Global Presence. We believe that Packaging Systems is a leading designer and manufacturer of vapor retarders, pressure sensitive tapes, steel and plastic closure caps, drum enclosures, rings and levers and dispensing systems, such as pumps and specialty sprayers. Packaging Systems maintains a global presence, reflecting its global opportunities and customer base. Packaging Systems' headquarters is located in Auburn, Indiana, which is also the site of Rieke's manufacturing and technology center. Rieke also has manufacturing operations in Mexico, England, Germany, Italy and China. Compac's manufacturing and technology center is located in Hackettstown, New Jersey. Rieke also maintains warehouse locations in Australia and France. All of Rieke's manufacturing facilities have technologically advanced injection molding machines required to manufacture industrial container closures and specialty dispensing and packaging products, as well as automated, high-speed assembly equipment for multiple component products.

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  Strong Customer Relationships. Packaging Systems benefits from long-standing relationships with many of its customers. We believe that Packaging Systems' high level of customer recognition is due to its emphasis on product development, product quality and performance characteristics and the maintenance of high customer service standards. Packaging Systems also provides extensive in-house design and development technical staff to provide solutions to customer requirements for closures, dispensing and insulation applications.

Strategies

        We believe Packaging Systems has significant opportunities to grow, including:

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  New Product Applications. We believe that Packaging Systems has significant opportunities to apply its existing highly engineered product technology to new consumer products and pharmaceutical product applications, particularly in North America, and to develop new products. Rieke has focused its research and development capabilities on North American consumer applications requiring special packaging forms, and stylized containers and dispenser applications requiring a high degree of functionality and engineering. During calendar year 2005, we introduced three major new dispensing products into various markets. The first of these products is a specialty pump for the skin care markets. The second new offering was an airless dispenser which targets the high-viscosity face and hair care products market. Typical examples include hair gels, pastes and other styling products. Our third new product offering was a 1.7 ml dispenser for the home cleaner market. Compac recently developed a product for use in photo-luminescent wall coverings and signs designed to provide evacuation assistance in stairwells and dark halls in the event of power loss.

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  Product Cross-Selling Opportunities. Recently, Rieke began to cross-market successful European products, such as rings and levers, to a similar end-user customer base in the North American market utilizing its direct sales force. We believe that, as compared with its competitors, Rieke is able to offer a wider variety of products to its long-term North American customers at better pricing and with enhanced service and tooling support. Many of these customers have entered into supply agreements with Rieke on these broader product offerings.

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  Increased International Presence. Packaging Systems is seeking to increase its international manufacturing and sales presence. For example, Rieke opened a production and assembly facility in Hangzhou, China during the first quarter of 2004. This facility produces and assembles many of Rieke's recently introduced products and certain of its anticipated new product launches as well. This location has been selected since many of these new products have multiple components for which assembly is a major cost factor. Automation of the assembly process in certain of these products can be either technically difficult or costly. Rieke's facility in China provides it access to a skilled, but significantly lower-cost, labor market for assembly operations. In addition, Packaging Systems believes there is a growing market in the Far East for both Rieke's and Compac's products because many multinational customers require product availability throughout the world, including in the Asian market. During 2005, Packaging Systems' marketing plan for Asia was developed and is currently being implemented.

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  Acquisition Opportunities. We believe Packaging Systems has significant opportunities to grow its business through disciplined, strategic acquisitions. There are many companies participating in product and application markets that have similar product technologies and/or a common customer base. By acquiring such companies, Packaging Systems may obtain new product technologies to be sold to its existing customers, or new customers to whom the broader Packaging Systems product portfolio can be offered.

Marketing, Customers and Distribution

        As of June 30, 2006, Packaging Systems employed approximately 25 salespeople throughout the world. Approximately 23 of these employees are located in the NAFTA and European regions. Packaging Systems also uses third-party agents and distributors in key geographic markets, including Europe, South America and Asia. Approximately 89% of Packaging Systems' net sales are originated by its employee sales force.

        Rieke's agents and distributors primarily sell directly to container manufacturers and to users or fillers of containers. While the point of sale may be to a container manufacturer, Rieke, via a "pull through" strategy, calls on the container user or filler and suggests that it specify that a Rieke product be used on its container.

        To support its "pull-through" strategy, Rieke offers more attractive pricing on Rieke products purchased directly from Rieke and Rieke products that the container users or fillers specify that the container manufacturer apply to the container. Users or fillers that use or specify Rieke's products include industrial chemical, agricultural chemical, petroleum, paint, personal care, pharmaceutical and sanitary supply chemical companies such as BASF, Bayer, Chevron, Dupont, General Electric, ICI Paints, Lucas Oil, Sherwin-Williams, and Warren Oil, among others.

        Packaging Systems' primary customers include Berlin Packaging, Boots, Certainteed, Diversey, Ecolab, Knauff, Lyons Magnus, Manson Insulation, Owens-Corning, Pepsi, Pharmacia, Schering Plough, Shell Oil and Wings Foods and major container manufacturers around the world. Packaging Systems maintains a customer service center that provides technical support as well as other technical assistance to customers to reduce overall production costs.

Manufacturing

        Rieke's manufacturing facilities are located in Auburn, Indiana; Hamilton, Indiana; Mexico City, Mexico; Leicester, England; Neunkirchen, Germany; Valmadrera, Italy; and Hangzhou, China. Compac's manufacturing facility is located in Hackettstown, New Jersey. Rieke's steel closure and dispensing production takes place at the Auburn, Indiana and Valmadrera, Italy sites, while the remaining Rieke production sites are plastic injection molding and assembly locations only. At Auburn, Indiana, there is also plastic molding machinery, while Compac's Hackettstown, New Jersey location focuses on the manufacture of the vapor retarders and pressure-sensitive tapes. Our technology center equipment and product design, research and automation equipment is located in Auburn, Indiana and Hackettstown, New Jersey.

        Rieke's steel closure and dispensing facilities include medium tonnage stamping machines using progressive dies. Ancillary production equipment includes high-speed internally designed automation equipment, paint and coating equipment and plating facilities.

        Rieke's injection-molded plastic manufacturing sites use a variety of resins including polyethylene, polypropylene and nylon raw materials. There is high-speed equipment at all locations except our China facility. This equipment is used to assemble multiple components into a finished product. Components of a finished product can range from two components to in excess of ten components.

        Rieke also has equipment for pad printing on injection-molded products. Printing is desired by customers who want their company logos or other design work displayed on the closure or dispenser.

        We maintain warehouse locations in Australia and France to facilitate the sale and distribution of products. The manufacturing facilities ship directly to the warehouses where inventory is held for distribution. In Canada, Singapore and Eastern Europe, we use distributors to deliver products to customers.

Competition

        Since Rieke has a broad range of products in both closures and dispensing products, there are competitors in each of our product offerings. We do not believe that there is a single competitor that matches our entire product offering.

        In the industrial steel closure product line our competitors within the NAFTA market include Greif Closure Systems and Technocraft. In the industrial plastic 55-gallon drum closure line, our primary competitors are Greif and IPCC. In the 5-gallon container closure market, our primary competitors are Greif, Bericap and APC. Our primary competitors in the ring and lever product line are Self Industries and Technocraft. In the dispensing product lines, our major competitors are Calmar, Aptar, Airspray and Indesco.

        In the European market, our industrial steel closure product lines compete with Greif Closure Systems and Technocraft. The industrial plastic 55-gallon drum closure lines compete with Greif and Mauser. The Rieke® 5-gallon container closure products compete with those of Greif and Bericap. Rieke's ring and lever products compete with those of Berger and Technocraft. Rieke's dispensing products compete with those of Jaycare, Calmar, WIKO and Airspray.

        In the market for pressure-sensitive specialty tapes, Compac competes with 3M, MACtac, Venture and Scapa, while our principal competitor in vapor retarders is Lamtec.

Energy Products

        We believe Energy Products is a leading designer, manufacturer and distributor of a variety of engines and engine replacement parts and accessory products for the oil and gas industry as well as metallic and non-metallic industrial sealant products and fasteners for the petroleum refining, petrochemical and other industrial markets. Our companies and brands which comprise this segment include Lamons® Gasket and Arrow® Engine.

        Lamons manufactures and distributes metallic and nonmetallic industrial gaskets and complementary fasteners for refining, petrochemical and other industrial applications principally in the United States and Canada. Gaskets and complementary fasteners are supplied both for industrial original equipment manufacturers and maintenance repair operations.

        Arrow Engine manufactures specialty engines, chemical pumps and engine replacement parts for the oil and natural gas extraction and other industrial engine markets, which are distributed through a worldwide distribution network with a particularly strong presence in the U.S. and Canada.

Competitive Strengths

        We believe Energy Products benefits from the following competitive strengths:

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  Leading Market Positions and Strong Brand Names. We believe Lamons is the largest gasket supplier to the domestic petroleum industry, while Arrow Engine owns the original equipment manufacturing rights to distribute engines and replacement parts for four main engine lines and offers a full range of replacement parts for an additional seven engine lines, which are widely used in the energy industry and other industrial applications.

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  Broad Product Portfolio. Arrow Engine currently offers a broad range of products within the oil and gas industry and industrial engine markets. New product development and expanding complimentary product offerings to these existing markets are key initiatives for Arrow Engine while expanding into new energy markets through its distributors.

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  Application Engineering Expertise. Since its founding in 1955, Arrow Engine has been developing innovative products and product lines that add significant value in oil and gas industry markets.

    Recent examples include introduction of the A54 model engine which adds a standard configuration, multi-cylinder engine for pumpjack and progressive cavity pump applications. Additionally, we developed a new 6 horsepower single cylinder engine introduced to the market for smaller, pumpjack applications. In each instance, Arrow Engine enjoys exclusive distribution rights of these engine models in the oil and gas extraction markets.

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  Established and Extensive Distribution Channels. Our Energy Products businesses utilize an established hub-and-spoke distribution system whereby our primary manufacturing facility supplies product to our highly knowledgeable in-house network of worldwide distributors, which are located in close proximity to our primary customers. This established network allows us to add new customers in various locations or to increase distribution to existing customers with relatively low increases in incremental costs. Our experienced in-house sales support team works with our network of distributors to create a strong market presence in all aspects of the oil and gas and petrochemical refining industries.

Strategies

        We believe Energy Products has significant opportunities to grow through the introduction of new products, entry into new markets, and the development of new customer opportunities, as well as through strategic acquisitions.

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  Strong Product Innovation. Energy Products has a history of successfully creating and introducing new products. Arrow Engine has recently developed new products in the area of industrial engine spare parts for various industrial engines, including selected engines manufactured by Caterpillar, Waukesha, Ajax and Gemini. Lamons has developed a special spiral-wound WRI-LP gasket designed for the hydrochloric alkylation process at refineries.

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  Entry into New Markets and Development of New Customers. Energy Products has significant opportunities to grow its businesses by offering its products to new customers and new markets. Lamons is presently targeting both additional industries (pulp and paper, power plants, mining) and international expansion, including plans to ship directly from India and China, and plans to enter markets in Europe, Asia and South America. Arrow Engine continues to focus on expanding market share in the United States and Canadian markets for oilfield pumping and gas compression engines and expanding its marketing and distribution capabilities to new geographic regions outside the United States and Canada including, Russia, Eastern Europe, Asia and Africa.

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  Pursue Lower-Cost Manufacturing and Sourcing Initiatives. As the businesses in Energy Products expand and develop, we believe that there will be further opportunities to reduce their cost structures through consolidating and streamlining manufacturing, overhead and administrative functions, global sourcing and selectively shifting manufacturing capabilities to countries with lower costs. In 2004, Lamons completed a major initiative to close several facilities and consolidate manufacturing, distribution, sales and administrative functions into its Houston, Texas headquarters. More recently, Lamons has established manufacturing capability in Hangzhou, China to provide a lower cost manufacturing alternative for specific product lines. Arrow Engine has established an extensive sourcing capability in China and India to manufacture main engine components and various other engine parts and has increased related foreign parts purchases from $4.5 million or 23.0% of total material purchases to $7.8 million or 35.0% of total material purchases in the past two years.

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  Strategic Acquisitions. Energy Products has significant opportunities to expand its businesses with selected strategic acquisitions. The markets served by businesses in this segment tend to have relatively few competitors. As a result, strategic "bolt-on" acquisitions, in which the acquirer buys and consolidates another industry participant, are often available. Acquisitions can also facilitate new market entries, product line extensions and the development of new customers and/or distribution channels. An example of strategic "bolt-on" acquisition in this segment was the acquisition of Haun Industries in 2002 by Arrow Engine.

Marketing, Customers and Distribution

        Given the niche nature of many of our products, Energy Products relies upon a combination of direct sales forces and established networks of independent distributors with familiarity of the end users. The narrow end-user base of many of these products makes it possible for Energy Products to respond to customer-specific engineered applications and provide a high degree of customer service. Gasket sales are made directly from the factory to major customers through eleven sales and service facilities in major regional markets, or through a large network of independent distributors. Lamons' overseas sales are either through Lamons' licensees or through its many distributors. Arrow Engine markets product through a network of distributors, many with strong ties to larger energy companies that cover a wide range of products and services in the oil and gas global market. In many of the markets this segment serves, its companies' brand names are virtually synonymous with product applications. Significant Energy Products' customers include BPAmoco, C.E. Franklin, Chevron, Dow, ExxonMobil, McJunkin Corporation, National Oilwell, Shearer, Weatherford Artificial Lift, and Wilson Supply.

Manufacturing

        Within Energy Products, Lamons utilizes a complete assortment of advanced gasket fabricating technologies including laser cutting for metal products and water jet cutting for certain non-metallic gaskets. In addition, Lamons has a full range of CNC machining capabilities to fabricate API ring joint gaskets to a maximum diameter of 70 inches, while its Kammpro gaskets can be fabricated in whatever diameter size is required by its customers. Lamons also owns and continues to develop proprietary equipment to manufacture spiral wound and heat exchanger gaskets.

        More recently, Lamons has established a manufacturing facility in Hangzhou, China. Within six months, this facility reached expected productivity targets on their initial product line, and provides a lower cost manufacturing alternative for specific product lines. The facility has been approved as a source for major Lamons customers and is expected to increase its share of production shipped to Asian and European customers in the near term.

        Arrow Engine has its distribution and assembly processes at its principal facility in Tulsa, Oklahoma. A highly specialized network of machine shops and manufacturers serves as the supplier base with many engine components purchased as raw castings. Approximately, 35% of materials are purchased in a ready for shipment state, while 65% are assembled into marketable products such as engines, engine kits or chemical pumps.

Competition

        Energy Products' primary competitors include Garlock (EnPro) and Flexitallic in gaskets; Waukesha Engine, CAT and Cummins in engines and engine replacement parts; and Texsteam and Williams Pumps in the chemical pump line. Energy Products' companies supply highly engineered, non-commodity, customer-specific products and most have large shares of small markets supplied by a limited number of competitors. In a significant number of areas, value-added design, finishing, warehousing, packaging, distribution and after-sales service have generated strong customer loyalty. This supplements lower cost manufacturing and relevant industry experience in promoting each of our business' competitiveness.

Industrial Specialties

        We believe Industrial Specialties is a leading designer, manufacturer and distributor of a diverse range of industrial products for use in niche markets within the aerospace, industrial, defense and medical equipment markets. This segment's products include composite aerospace fasteners, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gases, precision tools, and military ordnance components and steel cartridge cases. In general, these products are highly-engineered, customer-specific items that are sold into niche markets with few competitors.

        Industrial Specialties' brands, including Monogram Aerospace Fasteners, Norris Cylinder, Keo® Cutters and Richards Micro-Tool, are well established and recognized in their respective markets.

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  Monogram Aerospace Fasteners. We believe Monogram is a leading manufacturer of permanent blind bolt and temporary fasteners used in commercial and military aircraft construction and assembly. Monogram currently has nine active patents worldwide. We believe Monogram is a leader in the development of blind bolt fastener technology for the aerospace industry. Its Visu-Lok®, Visu-Lok®II and Radial-Lok® blind bolts allow sections of aircraft to be joined together when access is limited to only one side of the airframe, providing certain cost efficiencies over conventional two piece fastening devices. Monogram's Composi-Lok® and Composi-Lok®II blind bolts are designed to solve unique fastening problems associated with the assembly of composite aircraft structures, and are therefore particularly well suited to take advantage of the increasing use of composite materials in aircraft construction.

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  Norris Cylinder. Norris is one of the few manufacturers in North America that provide a complete line of large and intermediate size, high-pressure and low-pressure steel cylinders for the transportation, storage and dispensing of compressed gases. Norris' large high-pressure seamless compressed gas cylinders are used principally for shipping, storing and dispensing oxygen, nitrogen, argon, helium and other gases for industrial and health-care markets. In addition, Norris offers a complete line of low-pressure steel cylinders used to contain and dispense acetylene gas for the welding and cutting industries. Other products Norris manufactures include seamless low-pressure chlorine cylinders and ASME-approved accumulator cylinders primarily used for storing breathing air and nitrogen. Norris markets cylinders primarily to major industrial gas producers and distributors, welding equipment distributors and buying groups as well as equipment manufacturers.

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  Precision Tool Company. Precision Tool Company produces a variety of specialty precision tools such as combined drills and countersinks, NC spotting drills, key seat cutters, end mills, reamers, master gears and gauges. Markets served by these products include the industrial, aerospace, automotive and medical equipment industries. We believe Precision Tool Company's Keo® brand is the market share leader in the industrial combined drill and countersink niche. We believe Richards Micro-Tool is a leading supplier of miniature end mills to the tool-making industry. Richards Micro-Tool has also been successful in providing the growing medical device market with bone drills and reamers.

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  Fittings Products. We believe Fittings Products ("Fittings") is a market leading supplier of tube nuts and other cold formed parts to the automotive and industrial markets of North America. The products supplied by Fittings are engineered to exacting specifications that are used in any number of fluid handling applications, including power steering lines, brake lines and transmission and oil cooling lines. Fittings' market leading position is attributable to its long standing reputation for quality and innovation in the area of male tube nuts.

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  NI Industries. NI Industries manufactures large diameter shell casings provided to the United States government and rocket launchers sold to foreign defense markets. We believe NI

    Industries is a leading manufacturer in its product markets, due in part to its capabilities in the entire metal-forming process from the acquisition of raw material to the design and fabrication of the final product. This gives NI Industries the flexibility and capacity to fully address the varied requirements of the munitions industry. The ability to form alloyed metals into the complex configurations needed to meet precise specifications in producing quality parts is a strength of this business. We believe that NI Industries is the only manufacturer in North America currently making deep-drawn steel cartridge cases. NI Industries has the capability to manufacture mortar shells and projectiles as well as rocket and missile casings using both hot and cold forming methods. It also has a highly automated line capable of producing grenade bodies for the recently improved design of munitions, including the extended and guided multiple launch rocket systems. In the third quarter of 2005, the Riverbank, California facility of NI was named on the final Base Realignment and Closure (BRAC) list. NI Industries is working with military and government personnel to provide continuing services at the ultimate location of the production lines currently managed by NI in Riverbank.

Strategies

        Industrial Specialties' businesses have opportunities to grow through the introduction of new products, entry into new markets, and the development of new customer opportunities, as well as through strategic acquisitions.

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  Strong Product Innovation. The Industrial Specialties segment has a history of successfully creating and introducing new products and there are currently several significant product initiatives underway. For instance, Monogram developed the OSI-Bolt® fastener, the first aerospace blind fastener approved to replace traditional two piece fasteners in certain applications on the primary aircraft structure. Monogram is also working with current customers on the rollout of application specific fasteners including the Ti-OSITM and the next generation Composi-Lok® which offers a flush break control, eliminating the need for the customer to perform a costly shaving/trimming operation. We believe the strategy of offering a variety of custom engineered variants has been very well received by Monogram's customer base and is increasing our share of custom-engineered purchases. Norris Cylinder has recently developed a lightweight, high volume acetylene cylinder equipment for trailer applications. Precision Tool Company is developing new products for use in the medical tool market. In recent periods Fittings has been able to achieve growth through a combination of effectively marketing their differentiated male tube nut designs to end customers, bundling complimentary products with their core male tube nut product line and working with customer engineering organizations to convert current high cost screw machine products that are supplied by competitors to similar products that are manufactured by Fittings using the cold forming process.

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  Entry into New Markets and Development of New Customers. The Industrial Specialties segment has significant opportunities to grow its businesses by offering its products to new customers and new markets. In the last several years, Fittings secured an exclusive global license to a specific thread configuration that has been used successfully by a number of its customers to minimize the occurrence of cross-threading during the vehicle assembly process. In addition, Fittings has more recently developed its own proprietary design for a male tube nut variation that is designed to eliminate all instances of cross-threading during the assembly process. Precision Tool Company continues to expand its offerings and capabilities in the market for medical equipment tools.

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  Strategic Acquisitions. The Industrial Specialties segment has opportunities to expand its businesses with selected strategic acquisitions. The markets served by this group tend to have relatively few competitors. Additionally, strategic complementary acquisitions, in which the acquirer buys and consolidates another industry participant, are often available. Acquisitions can also facilitate new market entries, product line extensions and the development of new customers and/or distribution channels. An example of a strategic "bolt-on" acquisition in this segment includes Precision Tool Company's acquisition of Cutting Edge Technologies in 2003.

Marketing, Customers and Distribution

        Industrial Specialties' customers operate primarily in the aerospace, industrial, commercial, defense, transportation, and medical equipment industries. Given the niche nature of many of our products, the Industrial Specialties segment relies upon a combination of direct sales forces and established networks of independent distributors with familiarity of the end-users. For example, Monogram's aerospace fasteners and Fittings' automotive fasteners are sold through internal sales personnel and independent sales representatives. Although the overall market for fasteners and metallurgical services is highly competitive, these businesses provide products and services primarily for specialized markets, and compete principally as quality and service-oriented suppliers in their respective markets. Monogram's products are sold to manufacturers and distributors within the commercial and military aerospace industry, both domestic and foreign. Monogram works directly with aircraft manufacturers to develop and test new products and improve existing products. This close working relationship is a necessity given the critical safety nature and regulatory environment of its customers' products. Fittings sells its products to distributors and manufacturers in automotive markets. In many of the markets this segment serves, its companies' brand names are virtually synonymous with product applications. The narrow end-user base of many of these products makes it possible for this segment to respond to customer-specific engineered applications and provide a high degree of customer service. Industrial Specialties' OEM and aftermarket customers include Airbus, Air Liquide, Boeing, Cooper-Standard Automotive, Honeywell, Kaplan Industries, Martinrea, Medtronic, MSC Industrial, Peerless TI Automotive, Wesco, Western International and Worthington Cylinders.

Manufacturing

        Industrial Specialties employs various manufacturing processes including CNC machining and stamping, fluting, forging, coating, and cold heading and forming. Monogram manufactures and assembles highly-engineered specialty fasteners for the domestic and international aerospace industry in its Commerce, California facility. Fittings manufactures tube nuts and fittings for the automotive industry in its Livonia, Michigan facility. Norris uses a hot billet pierce process to produce a seamless steel cylinder with integral bottom and sides for high-pressure applications in accordance with DOT 3AA and other international specifications. In addition, Norris provides service in massing operations of acetylene cylinders where we produce monolithic porous filler for use per DOT 8/TC 8WM or DOT 8AL/TC 8WAM specifications. Precision Tool Company manufactures millions of precision tools every year. The process includes CNC high-speed, high-precision grinding, turning and milling.

Competition

        This segment's primary competitors include TAF (Textron) and Fairchild Fasteners (Alcoa) in aerospace fasteners and H&L (Chicago Rivet) in tube nuts and fittings. We believe that Monogram is a leader in the blind bolt market with significant market share in all blind fastener product categories in which they compete. Other competitors include Harsco and Worthington in cylinders; Lavalin and Chamberlain in shell casings; and Niagara Moon Cutters, Whitney Tool and Magafor in precision tools. Industrial Specialties' companies supply highly engineered, non-commodity, customer-specific products and most have large shares of small markets supplied by a limited number of competitors.

RV & Trailer Products

        We believe RV & Trailer Products is a leading designer, manufacturer and distributor of a wide variety of high-quality, custom-engineered trailer products, lighting accessories and roof racks for the trailer original equipment manufacturer, recreational vehicle, agricultural/utility, marine and commercial trailer markets. We believe that RV & Trailer Products' brand names and product lines are among the most recognized and extensive in the industry.

        RV & Trailer Products' brands and main product categories are sold through a wide range of distribution channels and are described below:

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  The Fulton® and Bulldog® brands include trailer products and accessories, such as jacks, winches, couplers, trailer wiring, converters, ramps and fenders. These brands are sold through independent installers, trailer OEMs and distributor channels serving the marine, agricultural, industrial and horse/livestock market sectors.

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  The Tekonsha® brand is the most recognized name in brake controls and related brake components. These products are sold through automotive, recreational vehicle and agricultural distributors and OEMs.

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  The Bargman® and Wesbar® brands are recognized names for recreational vehicle and marine lighting, respectively. Bargman®-branded products include interior and exterior recreational vehicle lighting products and accessories, such as license plate lights and brackets, porch and utility lights, assist bars, door locks and latches, and access doors, while Wesbar®-branded products include submersible and utility trailer lighting. These brands and products are sold through independent installers, trailer and recreational vehicle OEMs and wholesale distributors, and marine retail specialty stores.

Competitive Strengths

        We believe RV & Trailer Products benefits from the following competitive strengths, including:

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  Leading Market Positions. RV & Trailer Products primarily competes in highly fragmented niche markets where no single competitor possesses a comparable breadth of products and distribution. We believe that we are one of the leading designers and manufacturers of aftermarket products to outfit and accessorize light trucks, recreational vehicles and trailers for both recreational and commercial use. We believe RV & Trailer is one of the largest suppliers of trailer products to its primary channels, including the independent installer and wholesale distributor channels. Also, we supply to the recreational vehicle aftermarket and RV OEMs. The group's Performance Products division is a major player in national marine, horse livestock and general agricultural markets.

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  Strong Brand Names. We believe RV & Trailer Products' brands include many of the leading names in its respective product categories and markets. This segment's brand portfolio includes such well established names as Bulldog®, Tekonsha®, Fulton®, Wesbar®, ROLA™, Hayman-Reese™ and Bargman®. We believe that such recognized brands provide the RV & Trailer Products segment with a significant competitive advantage. RV & Trailer Products has positioned its brands to create pricing options for entry-level through premium product offerings across all of our distribution channels. We believe that no other competitor features a comparable array of brand names and tiered-pricing strategy.

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  Diverse Product Portfolio. The RV & Trailer Products segment benefits from a diverse range of product offerings and does not rely upon any single product. By offering a wide range of products, RV & Trailer Products is able to provide a complete solution to satisfy its customers' needs. This segment's electrical product offerings feature a broad range of lighting components including incandescent, LED, halogen and fluorescent lighting, T-connectors and wiring harnesses. RV & Trailer Products also offers a range of braking products including proportional, timed, inertial and electrical brake controls for automotive applications and related brake components. This segment's trailer product portfolio includes winches, jacks, couplers, fenders, trailer brakes and ramps.

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  Flexible Manufacturing Capability. As a result of significant restructuring activity completed over the last two years, RV & Trailer Products has improved the flexibility of its manufacturing capability. RV & Trailer Products has the ability to produce, quickly and efficiently, low-volume, customized products at its in-house manufacturing facility while outsourcing high-volume production to lower cost foreign manufacturers. RV & Trailer Products has in-house wiring harness design and manufacturing capabilities, and one of the industry's largest research and development facilities for both testing and design.

Strategies

        We believe that RV & Trailer Products has significant opportunities to grow through new product introductions, cross-selling products across channels, and providing complete product solutions.

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  Strong Product Innovation. Historically, RV & Trailer Products has developed and successfully launched new products and presently is developing a range of product innovations. In trailer related products, new introductions include pivot tongue couplers, heavy-duty jacks and winches. In electrical products there have been innovations in auto leveling brake controls, LED lighting and electrical accessories.

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  Cross-Selling Products Across Distribution Channels. We believe that RV & Trailer Products has significant opportunities to introduce products into new channels of distribution that traditionally concentrated in other products or product lines. For example, Recreational Accessories' retail channel now offers a range of trailer products and accessories, including ramps that have traditionally been available only in the trailer distributor and OE channels. The RV & Trailer Products has also developed strategies to introduce its products into new markets, including the local Thailand market where this segment's Australian operation recently launched a new plant.

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  Provide Trailering Solutions. As a result of its broad product portfolio, RV & Trailer Product is well positioned to provide customers with complete solutions for trailering needs. Due to this segment's product breadth and depth, RV & Trailer Products believes it can provide customers with compelling value propositions with superior features and convenience. In many instances, RV & Trailer Products can offer more competitive pricing by providing complete sets of products rather than underlying components separately. We believe this merchandising strategy also enhances the segment's ability to better compete in markets where its competitors have narrower product lines and are unable to provide "one stop shopping" to customers.

Marketing, Customers and Distribution

        As of June 30, 2006, the RV & Trailer Products group employs 34 professionals in sales, marketing and product management activities to support all customer channels. Of these professionals, there are 22 strategic market representatives, with focused sales and account management responsibilities with specific customer relationships. RV & Trailer Products' product offerings are distributed through a variety of channels. The segment employs a dedicated sales force in each of the primary channels, including the national accounts, automotive and recreational vehicle OEMs, installer/distributor, trailer OEM and trailer aftermarket/distributor channels.

        RV & Trailer Products' product offerings are distributed through a variety of channels. These channels include installer/distributor (automotive, recreational vehicle and trailer) and OEMs (automotive, recreational vehicle, and trailer). RV & Trailer Products' Fulton®-, Bulldog®- and Wesbar®-branded trailer and related accessory products are sold directly to major trailer OEMs and recreational vehicle distributors. In general, the trailer OEM industry is highly fragmented and specialized, and is generally a low value-added assembly industry. RV & Trailer Products relies upon strong historical relationships, significant brand heritage and its broad product offerings to bolster its trailer and accessory products sales through the OEM channel and in various aftermarket segments. End-users include owners of personal watercraft and large commercial-industrial trailer users, as well as horse and livestock trailering customers.

        In 2005, RV & Trailer Products re-focused its electrical products business unit and trailer products business unit into a newly formed "center of excellence" to provide service and value into the marine, agricultural, industrial, horse/livestock trailer and recreational vehicle markets. We believe this reorganization has improved RV & Trailer Products' deployment of sales, marketing, brand management, product management and distribution functions that currently serve the broad-based trailer aftermarket and OEM market segments. The combination of these businesses advances RV & Trailer Products towards a single customer interface and provides an integrated solution to better synchronize the breadth and depth of its product offerings and outstanding service performance for its customers, while also capitalizing on additional economies of scale. Moreover, this reorganization will enable further refinement of business processes to increase organizational flexibility and better enable RV & Trailer Products to meet the dynamic business needs of its customers and the evolving demands of the diverse market segments which it serves.

Manufacturing

        In 2005, RV & Trailer Products concluded the remaining significant integration projects across its North American manufacturing base. These projects included relocation of our Albion, Indiana wiring operation to Reynosa, Mexico, and the announced construction of our new Thailand manufacturing facility that will begin operation in late 2006 and manufacture towing and trailering products and related accessories in support of the local Thailand market and our existing Australian business.

        Prior to 2005, RV & Trailer Products actively integrated several acquired manufacturing facilities. In conjunction with the HammerBlow and Highland acquisitions in early 2003, we continued to streamline our manufacturing and warehousing processes to exploit beneficial economies of scale. The acquisition of HammerBlow's Juarez, Mexico facility provided RV & Trailer Products with a modern, lower cost facility, enabling optimization of trailer products' entire manufacturing system. Juarez is a key component in the post-acquisition consolidation of the trailer products manufacturing system, enabling the migration of higher labor content products currently produced in Mosinee, Wisconsin to the lower-cost labor environment in Juarez, Mexico.

        RV & Trailer Products' Mosinee, Wisconsin facility contains a wide range of manufacturing, distribution and research and development capabilities. Major processes at this facility include metal stamping, a steel tube mill, thread rolling and riveting, high-volume welding and assembly, significant in-house mechanical and electrical engineering capabilities and in-house tool, die and equipment maintenance capabilities. We believe these capabilities provide RV & Trailer Products with strategic cost advantages relative to our competition. During the first half of 2004, RV & Trailer Products also completed the consolidation of the Wausau, Wisconsin trailering products manufacturing facility, acquired in the HammerBlow transaction, into the Mosinee, Wisconsin facility.

        The Tekonsha, Michigan electrical products facility contains world-class manufacturing of proprietary electrical brake-control and accessory products, as well as broad engineering capacity to support all of RV & Trailer Products' electrical and brake control product categories.

        As of June 30, 2006, RV & Trailer Products employs 66 professionals in their engineering function and invests approximately 2.0% of its revenue in engineering resources and product development. RV & Trailer Products conducts extensive testing of its products in an effort to assure high quality and reliable product performance. Engineering, product design and fatigue testing are performed utilizing computer-aided design and finite element analysis. Product testing programs are intended to maintain and improve product reliability, and to reduce manufacturing costs.

        RV & Trailer Products' Australian facilities in Melbourne, Sydney and Brisbane contain manufacturing, engineering, design and research and development capabilities. These facilities manufacture, market and distribute products throughout the Australian region as Hayman Reese® -branded trailering and towing products and accessories, and ROLA™-branded roof racks and roof rack accessories to the aftermarket and automotive OEM channels. In the fourth quarter 2004, in order to improve customer support and execution in the OE and aftermarket segments, the Australia operation initiated a reorganization effort to consolidate three operating units into two separate customer focused business units: aftermarket and TriMotive. Each unit has dedicated sales, engineering, manufacturing and logistic functions. The aftermarket segment includes installers, distributors and retailers. The TriMotive automotive OE segment includes a wide array of global automotive customers, including Ford, Toyota and GM Holden. We believe the creation of these two distinct businesses better focuses resources to improve services and delivery to the customer and will enhance organizational flexibility to meet the dynamic, yet distinct, business requirements of the aftermarket and OE segments. This new organization also provides a platform for the pursuit of future business and additional economies of scale.

        RV & Trailer Products' raw material costs represent approximately 43.0% of its net sales. Steel is this segment's single largest commodity, is used in the majority of its products and is delivered to its plants on a just-in-time basis from service centers. See "–Materials and Supply Arrangements" below for further discussion of the impact of commodity price increases on our businesses.

Competition

        The competitive environment for trailer products is highly fragmented and is characterized by numerous smaller suppliers, even the largest of which tends to focus in narrow product categories. For instance, we believe that, across the various product categories that RV & Trailer Products offers, only a few competitors maintain a significant or number-one market share in more than one specific product category. By comparison, RV & Trailer Products competes on the basis of its broader range of products, the strength of its brands and distribution channels, as well as quality and price. This segment's trailer products competitors include Dutton-Lainson, Peterson, Atwood and Shelby, each of whom competes within one or at most a few categories of RV & Trailer's broad trailer products portfolio. RV and Trailer Products' competitors for electrical products include Hopkins Manufacturing, Peterson Industries, Optronics, Grote and Hayes-Lemmerz, though each is positioned in a niche product line, as opposed to the group's broad product array in the electrical products category.

Recreational Accessories

        We believe Recreational Accessories is a leading designer, manufacturer and distributor of a wide range of aftermarket cargo management products, towing and hitch systems and accessories and vehicle protection products used to outfit and accessorize light trucks, sport utility vehicles and passenger cars. Recreational Accessories' products offer customers the widest possible range of solutions to efficiently "Get Their Gear on the Road." We believe that Recreational Accessories' product lines and brand names are among the most recognized and extensive in the transportation/recreational accessories industry.

        Recreational Accessories' brands, which include the Draw-Tite®, Reese® and Hidden Hitch®, Highland "The Pro's Brand®" and ROLA™, and main product categories are sold through a wide range of channels as described below:

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  The Draw-Tite®, Reese® and Hidden Hitch® brands represent towing products and accessories, such as hitches, weight distribution systems, fifth-wheel hitches, ball mounts, draw bars, gooseneck hitches, brake controls, wiring harnesses and T-connectors and are sold to independent installers and distributor channels for automotive, truck and recreational vehicles. Similar towing accessory products are sold to the retail channel under the Reese Towpower™ and Reese Outfitter® brand names.

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  Highland "The Pro's Brand®" and ROLA™ comprise our brand presence in the cargo management product category. Cargo management products include bike racks, cargo carriers, luggage boxes, tie-downs and soft travel-cargo carriers which are sold through independent installers, wholesale distributors and retail channels.

Competitive Strengths

        We believe Recreational Accessories benefits from several important competitive strengths, including:

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  Leading Market Position. We believe that Recreational Accessories is one of the leading designers and manufacturers of aftermarket products to outfit and accessorize light trucks, cross-over utility vehicles (CUVs), SUVs, recreational vehicles and passenger cars for recreational use. Recreational Accessories competes primarily in highly fragmented niche markets where no single competitor possesses a comparable breadth of product offerings and distribution. We also believe Recreational Accessories is one of the largest suppliers of towing products to its primary channels, including the independent installer, wholesale distributor and recreational aftermarket distributor channels. We also supply to mass merchants such as Wal-Mart, Lowe's and Home Depot, and specialty auto retailers such as Pep Boys, Advanced Auto and AutoZone.

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  Strong Brand Names. We believe Recreational Accessories' brands include many of the leading names in its industry. The group's brand portfolio includes such well established names as Reese®, Draw-Tite®, Hidden Hitch®, Highland "The Pro's Brand"® and ROLA™. We believe that such recognized brands provide us with a significant competitive advantage. Recreational Accessories has positioned its brands to create pricing options for entry-level through premium product offerings across all of our distribution channels. We believe that no other competitor features a comparable array of brand names.

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  Diverse Product Portfolio. Recreational Accessories benefits from a diverse range of product offerings and does not rely upon any single product. By offering a wide range of products, Recreational Accessories is able to provide a complete solution to satisfy its customers' needs. Its towing products and accessories offerings feature ball mounts and draw bars, hitch receivers, fifth-wheel hitches, weight distribution systems and an array of "accessory" products. We believe that our towing products business offers more hitch applications—over 1,500 different vehicle hitches, including front mounts—than any of our competitors. In addition, Recreational Accessories offers a large variety of cargo management and vehicle protection accessories, including tie-downs and soft-travel cargo carriers, floor mats, cargo liners, bike racks, hood protection products and many other accessories.

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  Established and Extensive Distribution Channels. Recreational Accessories utilizes several distribution channels for its sales, including specialty retailers, independent wholesale distributors, mass merchants and independent installers. In 2005, approximately 40% of Recreational Accessories' products were sold through the highly fragmented installer/distributer channels. Mass retailers accounted for approximately 22% of sales in 2005 while RV distributors accounted for 15% in 2005. The remainder of this segment's sales were through other retail and OE distribution channels. Recreational Accessories utilizes a "hub and spoke" distribution system with capability to meet delivery requirements specified by our customers.

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  Flexible Manufacturing Capability. Recreational Accessories' customers generally require manufacturing in small batches and in significant variety to maintain aftermarket inventory and maintenance of designs for 10 to 15 years of light vehicle models. Accordingly, we seek to maintain a lean, "quick change" manufacturing culture and system.

Strategies

        We believe that Recreational Accessories has significant opportunities to grow through new product introductions, cross-selling products across channels, and providing complete product solutions.

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  Strong Product Innovation. Recreational Accessories has developed and successfully launched new products in the past and presently is developing a range of product innovations. In towing, new products include an enhanced fifth-wheel hitch design, fifth-wheel accessories, cargo carriers and a range of cargo management and point of purchase accessories. The group has patents pending on products called Signature Series™ fifth-wheel and slider, InterLock™ ball mount and related towing and vehicle accessories. In addition, it is continually refreshing its existing retail products with new designs and features and innovative packaging and merchandising.

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  Cross-Selling Products Across Distribution Channels. We believe that Recreational Accessories has significant opportunities to introduce products into new channels of distribution that traditionally concentrated in other products or product lines. For example, the Recreational Accessories' retail channel now offers a range of trailer products and accessories, including ramps that have traditionally been available only in the trailer distributor and OE channels, as well as providing hitches traditionally offered through the independent installer channel. Similarly, the group's installer channel is selling Highland branded tie-downs, stretch cords, floor mats and splash guards, which were previously only available through the retail channel. Recreational Accessories has also developed strategies to introduce its products into new channels, including the Asian automotive manufacturer "port of entry" market, the retail sporting goods market and select international markets.

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  Provide Towing Solutions. As a result of its broad product portfolio, Recreational Accessories is well-positioned to provide customers with complete solutions for towing and cargo management needs. Due to its product breadth and depth, we believe Recreational Accessories can provide customers with compelling value propositions with superior features and convenience. In many cases, Recreational Products can offer more competitive pricing by providing complete sets of products rather than underlying components separately. We believe this merchandising strategy also enhances Recreational Accessories' ability to compete with competitors who have narrower product lines and are unable to provide "one stop shopping" to customers.

Marketing, Customers and Distribution

        As of June 30, 2006, Recreational Accessories employs 53 professionals in sales, marketing and product management activities to support all customer channels. Of these professionals, this segment has 39 strategic market representatives, with focused sales and account management responsibilities with specific customer relationships. Recreational Accessories' products are distributed through a variety of channels and has a dedicated sales force in each of the primary channels, including the retail, national accounts, automotive OEMs and installer/distributor, channels.

        Recreational Accessories' products are distributed through a variety of channels. These channels include installer/distributor (automotive and recreational vehicle), OEMs and retail channels (i.e., mass merchants, auto specialty, marine specialty, hardware/home centers, and catalogs). For example, as of June 30, 2006, the towing products business principally distributes to approximately 180 independent distributors and 3,170 independent installers under the Draw-Tite®, Hidden Hitch® and Reese® brands. In addition, 380 of the towing products business' customers position Draw-Tite® and Reese® branded traditional towing products as an exclusive or preferred line, while the Reese® branded heavy-duty towing products are positioned to the heavy-duty professional towing segment. Recreational Accessories is well represented in retail stores through mass merchants, such as Wal-Mart, hardware home centers, such as Lowe's and Home Depot, and specialty auto retailers, such as Pep Boys, AutoZone, Advanced Auto and CSK Auto.

        In 2005, approximately 40% of Recreational Accessories' products were sold through its installer/distributor channels, traditional recreational vehicle distributors accounted for approximately 15% of the group's sales and mass retailers accounted for approximately 22% of sales, with the remainder of Recreational Accessories' business in other retail and OEM distribution.

Manufacturing

        In 2005, Recreational Accessories concluded the remaining significant integration projects across the North American industrial base. These projects included the integration of our Elkhart, Indiana plastics operation into our Goshen, Indiana facility, and integration of our Sheffield, Pennsylvania distribution and manufacturing facility into our South Bend, Indiana distribution center while manufacturing was outsourced. In addition, within its towing products business, Recreational Accessories consolidated its distribution facilities from eleven locations to eight.

        Prior to 2005, Recreational Accessories actively integrated several manufacturing facilities and distribution-related activities. These included: combining towing products' Canton, Michigan and Elkhart, Indiana manufacturing facilities and a southeast Michigan warehouse into a single, approximately 350,000 square foot, efficient flow manufacturing and master warehouse center in Goshen, Indiana. The consolidation of these facilities was completed in the first quarter of 2003. In conjunction with the HammerBlow and Highland acquisitions in early 2003, Recreational Accessories continued to streamline its manufacturing and warehousing processes to exploit beneficial economies of scale. In the third quarter of 2003, Recreational Accessories completed the consolidation of the Sheridan, Arkansas towing products manufacturing facility, acquired in the HammerBlow transaction, into the Goshen, Indiana facility. In 2004, actions were initiated to close the Concord, Ontario 22,000 square-foot distribution and customer service center and consolidate the Oakville, Ontario 73,000 square-foot manufacturing facility into the Goshen, Indiana and Huntsville, Ontario facilities. Coincident with these moves, Oakville became Recreational Accessories' Canadian distribution center. The manufacturing facility consolidation was completed in the fourth quarter of 2004. During the second quarter of 2005, the consolidation of distribution and customer-service activities for all Canadian customers was completed.

        As of June 30, 2006, Recreational Accessories employs 35 professionals in the engineering function and invests approximately 0.5% of its revenue in engineering resources and product development. This segment conducts extensive testing of its products in an effort to assure high quality and reliable product performance. Engineering, product design and fatigue testing are performed utilizing computer-aided design and finite element analysis. In addition, on-road performance research is conducted on hitches with instrumentation-equipped trailers and towing vehicles. Product testing programs are intended to maintain and improve product reliability and to reduce manufacturing costs.

        Recreational Accessories' raw material costs represent approximately 53% of its net sales. Steel is this segment's single largest commodity, is used in the majority of its products and is delivered to its plants on a just-in-time basis from service centers. See "–Materials and Supply Arrangements" below for further discussion of the impact of raw materials cost and availability with respect to our results of operations.

Competition

        We believe that Recreational Accessories is one of the largest North American manufacturers and distributors of towing systems. The competitive environment for towing products is highly fragmented and is characterized by numerous smaller suppliers, even the largest of which tends to focus in narrow product categories. For instance, we believe that, across the various products that Recreational Accessories offers, only a few competitors maintain a significant or number-one market share in more than one specific product category. By comparison, Recreational Accessories competes on the basis of its broader range of products, the strength of its brands and distribution channels, as well as quality and price. Recreational Accessories' most significant competitors in towing products include Valley Automotive (AAS), Putnam Hitch Products and Curt Manufacturing. The retail channel presents a different set of competitors that are typically not seen in our installer and distributor channels, including Masterlock, Buyers, Allied, Keeper, Bell and Axius. As Recreational Accessories grows in the cargo management product category, it will face a different set of competitors. These competitors include Thule, Yakima and Sportrack.

Materials and Supply Arrangements

        Our largest raw materials purchases are for steel, copper, aluminum, polyethylene and other resins, and energy. Raw materials and other supplies used in our operations are normally available from a variety of competing suppliers.

        TriMas and Metaldyne have agreed to cooperate in mutual sourcing agreements for certain natural gas energy requirements, which should continue to provide benefits to both parties. Our electricity requirements are managed on a regional basis utilizing competition where deregulation is prevalent.

        Steel is purchased primarily from steel mills and service centers with pricing contracts in the three to six month time frame. Changing global dynamics for steel production and supply will continue to present a challenge to our business. We experienced significant increases in steel pricing during 2005, as well as disruptions in supply, although pricing increases and overall price levels abated somewhat at the end of 2005. Polyethylene is generally a commodity resin with multiple suppliers capable of providing product. While both steel and polyethylene are readily available from a variety of competing suppliers, our business has experienced, and we believe will continue to experience, sharp increases in the costs of these raw materials.

Employees and Labor Relations

        As of June 30, 2006, we employed approximately 5,000 people, of which approximately 18% were unionized and approximately 38% were located outside the United States. We currently have union contracts covering nine facilities worldwide for our continuing operations, six of which are in the United States. Three of the nine contracts, two in Australia and one in the United States, are scheduled to expire before August 1, 2007 but have not yet been renewed. Separately, on July 19, 2006 approximately 150 workers at our Monogram Aerospace Fasteners business unit commenced a strike. On July 27, 2006 the strike ended following ratification of a new three-year contract. Employee relations have otherwise generally been satisfactory. We cannot predict the impact of any further unionization of our workplace.

Seasonality; Backlog

        There is some seasonality in our Recreational Accessories and RV & Trailer Products segments. Sales of towing and trailer products within these business segments are generally stronger in the second and third quarters as trailer OEMs, distributors and retailers acquire product for the spring selling season. No other operating segment experiences significant seasonal fluctuation in its business. We do not consider sales order backlog to be a material factor in our business.

Environmental Matters

        Our operations are subject to federal, state, local and foreign laws and regulations pertaining to pollution and protection of the environment, health and safety, governing among other things, emissions to air, discharge to waters and the generation, handling, storage, treatment and disposal of waste and other materials, and remediation of contaminated sites. We have been named as a potentially responsible party under CERCLA, the federal Superfund law, or similar state laws at several sites requiring clean-up related to the disposal of wastes we generate. These laws generally impose liability for costs to investigate and remediate contamination without regard to fault and under certain circumstances liability may be joint and several resulting in one responsible party being held responsible for the entire obligation. Liability may also include damages to natural resources. We have entered into consent decrees relating to two sites in California along with the many other co-defendants in these matters. We have incurred substantial expenses for these sites over a number of years, a portion of which has been covered by insurance. See "Legal Proceedings" below. In addition to the foregoing, our businesses have incurred and likely will continue to incur expenses to investigate and clean up existing and former company-owned or leased property, including those properties made the subject of sale-leaseback transactions for which we have provided environmental indemnities to the lessors.

        We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. Based on information presently known to us and accrued environmental reserves, we do not expect environmental costs or contingencies to have a material adverse effect on us. The operation of manufacturing plants entails risks in these areas, however, and we may incur material costs or liabilities in the future that could adversely affect us. Potentially material expenditures could be required in the future. For example, we may be required to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future or to address newly discovered information or conditions that require a response.

Intangibles and Other Assets

        Our identified intangible assets, consisting of customer relationships, trademarks and trade names and technology, are valued at approximately $255.2 million at December 31, 2005, net of accumulated amortization. We utilized an independent valuation firm to assist us in valuing our intangible assets in connection with the acquisition of such intangible assets. The valuation of each of the identified intangibles was performed using broadly accepted valuation methodologies and techniques. As of June 30, 2006 we had 366 registered patents and 181 patents pending in the U.S. and 104 registered patents and 206 patents pending outside of the U.S. (non-U.S. patents and patents pending relate primarily to the same technology as U.S. patents and patents pending).

        Customer Relationships.    We have developed and maintained stable, long-term buying relationships with customer groups for specific branded products and/or niche market product offerings within each of our operating group segments. Useful lives of customer relationship intangibles range from six to forty years and have been estimated using historic customer retention and turnover data. Other factors contributing to estimated useful lives include the diverse nature of niche markets and products of which we have significant share, how customers in these markets make purchases and these customers' position in the supply chain.

        Trademarks and Trade Names.    Each of our operating groups designs and manufactures products for niche markets under various trade names and trademarks including Draw-Tite®, Reese®, Hidden Hitch®, Bulldog®, Tekonsha®, Highland "The Pro's Brand"®, Fulton®, Wesbar®, LEP™, Visu-Lok®, ViseGrip® and FlexSpout®, among others. Our trademark/trade name intangibles are well-established and considered long-lived assets that require maintenance through advertising and promotion expenditures. Because it is our practice and intent to maintain and to continue to support, develop and market these trademarks/trade names for the foreseeable future, we consider our rights in these trademarks/trade names to have an indefinite life, except as otherwise dictated by applicable law.

Technology

        We hold a number of United States and foreign patents, patent applications, and unpatented or proprietary product and process oriented technologies within all five of our operating segments. We have, and will continue to dedicate, technical resources toward the further development of our products and processes in order to maintain our competitive position in the transportation, industrial and commercial markets that we serve. Estimated useful lives for our technology intangibles range from one to thirty years and are determined in part by any legal, regulatory or contractual provisions that limit useful life. For example, patent rights have a maximum limit of twenty years in the United States. Other factors considered include the expected use of the technology by the operating groups, the expected useful life of the product and/or product programs to which the technology relates, and the rate of technology adoption by the industry.

        Quarterly, or as conditions may warrant, we assess whether the value of our identified intangibles has been impaired. Factors considered in performing this assessment include current operating results, business prospects, customer retention, market trends, potential product obsolescence, competitor activities and other economic factors. We continue to invest in maintaining customer relationships, trademarks and trade names, and the design, development and testing of proprietary technologies that we believe will set our products apart from those of our competitors.

International Operations

        Approximately 17.2% of our net sales for the fiscal year ended December 31, 2005 were derived from sales by our subsidiaries located outside of the United States, and we may significantly expand our international operations through acquisitions. In addition, approximately 21.3% of our operating net assets as of December 31, 2005 were located outside of the United States. We operate manufacturing facilities in Australia, Canada, China, the United Kingdom (U.K.), Italy, Thailand, Germany and Mexico. Within Australia, we operate three facilities that manufacture and distribute hitches, towing accessories, roof rack systems and other accessories for the caravan market, with approximately 280 employees. Our Canadian operations, with approximately 240 employees, include the production and distribution of towing products through Recreational Accessories, distribution of closures and dispensing products through Rieke's U.S. operations, and the manufacturing and distribution of gaskets produced in one gasket facility within the Industrial Specialties segment. Rieke's China operations produce consumer dispensing products and also manufacture spiral-wound gaskets for Lamons Gasket customers in one facility with approximately 250 employees. Within the United Kingdom, Rieke Packaging Systems Ltd. has approximately 60 employees. Englass produces specialty sprayers, pumps and related products in one facility in the U.K. Rieke Italia, a manufacturer of specialty steel industrial container closures, operates in one location in Italy with approximately 100 employees. In Germany, Stolz has one facility that manufactures a wide variety of closures for industrial packaging markets with approximately 60 employees. In Juarez, Mexico, we manufacture electrical products and accessories, as well as metal fabrication, with approximately 260 employees. Additionally, Rieke's Mexico City operations produce plastic drum closures and dispensing products in one factory, with approximately 110 employees. For information pertaining to the net sales and operating net assets attributed to our international operations, refer to Note 19, "Segment Information," to the audited financial statements for the years ended December 31, 2005, 2004 and 2003 included in this prospectus.

        Sales outside of the United States, particularly sales to emerging markets, are subject to various risks that are not present in sales within U.S. markets, including governmental embargoes or foreign trade restrictions such as antidumping duties, changes in U.S. and foreign governmental regulations, tariffs and other trade barriers, the potential for nationalization of enterprises, foreign exchange risk and other political, economic and social instability. In addition, there are tax inefficiencies in repatriating portions of our cash flow from non-U.S. subsidiaries.

Properties

        Our principal manufacturing facilities range in size from approximately 10,000 square feet to approximately 380,000 square feet. Except as set forth in the table below, all of our manufacturing facilities are owned. The leases for our manufacturing facilities have initial terms that expire from 2006 through 2024 and are all renewable, at our option, for various terms, provided that we are not in default under the lease agreements. Substantially all of our owned U.S. real properties are subject to liens under our amended and restated credit facility. Our executive offices are located in Bloomfield Hills, Michigan under a lease assumed by us from Heartland and subsequently amended in March 2004 extending the term to January 2010. See "Related Party Transactions." Our buildings, machinery and equipment have been generally well maintained, are in good operating condition and are adequate for current production requirements. We may enter into leases for equipment in lieu of making capital expenditures to acquire such equipment or to reduce debt.

        The following list sets forth the location of our principal owned and leased manufacturing and other facilities used in continuing operations and identifies the principal operating segment utilizing such facilities, as of June 30, 2006. Multiple references to the same location denote separate facilities or multiple activities in that location.

Packaging Systems	Energy Products	Industrial Specialties	RV & Trailer Products	Recreational Accessories
United States:	United States:	United States:	United States:	United States:
Indiana:	Oklahoma:	California:	Indiana:	Indiana:
Auburn	Tulsa	Riverbank(2)	Angola	Goshen(1)
Hamilton(1)	Texas:	Vernon	Michigan:	South Bend(1)
New Jersey:	Houston(1)	Commerce(1)	Tekonsha(1)	Michigan:
Hackettstown(1)		Massachusetts:	Wisconsin:	Plymouth(1)
International:	International:	Plymouth(1)	Mosinee(1)	Ohio:
Germany:	Canada:	Michigan:	Schofield(1)	Solon(1)
Neunkirchen	Sarnia, Ontario(1)	Warren(1)
Italy:		Livonia(1)	International:	International:
Valmadrera		Texas:	Australia:	Canada:
Mexico:		Longview	Dandenmong, Victoria	Huntsville, Ontario
Mexico City			Regents Park, New South Wales(1)	Oakville, Ontario
United Kingdom:		International:	Wakerley, Queensland(1)
Leicester		China:	Mexico:
China:		Hangzhou(1)	Juarez(1)
Hangzhou(1)			Reynosa
Thailand:
Bangkok(1)

(1)
Represents a leased facility. All such leases are operating leases.

(2)
Owned by the U.S. Government and operated by our NI Industries business under a facility maintenance contract.

        During 2002, we entered into sale-leaseback transactions with respect to nine real properties in the United States and Canada. During 2003, we entered into additional sale-leaseback transactions with respect to three real properties in the United States. The term of these leases is 15 years, with the right to extend. Rental payments are due monthly. All of the foregoing leases are accounted for as operating leases. During 2004, one sale-leaseback transaction was terminated. In general, pursuant to the terms of each sale-leaseback transaction, we transferred title of the real property to a purchaser and, in turn, entered into separate leases with the purchaser having a 20-year basic lease term plus two separate ten-year renewal options. The renewal option must be exercised with respect to all, and not less than all, of the property locations.

Legal Proceedings

        A civil suit was filed in the United States District Court for the Central District of California in December 1988 by the United States of America and the State of California against more than 180 defendants, including us, for alleged release into the environment of hazardous substances disposed of at the Operating Industries, Inc. site in California. This site served for many years as a depository for municipal and industrial waste. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. Consent decrees have been entered into by the plaintiffs and a group of the defendants, including us, providing that the consenting parties perform certain remedial work at the site and reimburse the plaintiffs for certain past costs incurred by the plaintiffs at the site. We estimate that our share of the clean-up costs will not exceed $500,000, for which we have insurance proceeds. Plaintiffs had sought other relief such as damages arising out of claims for negligence, trespass, public and private nuisance, and other causes of action, but the consent decree governs the remedy. Based upon our present knowledge and subject to future legal and factual developments, we do not believe that this matter will have a material adverse effect on our financial position, results of operations or cash flows.

        As of September 30, 2006, we were a party to approximately 1,704 pending cases involving an aggregate of approximately 11,119 claimants alleging personal injury from exposure to asbestos containing materials formerly used in gaskets (both encapsulated and otherwise) manufactured or distributed by certain of our subsidiaries for use primarily in the petrochemical refining and exploration industries. The following chart summarizes the number of claimants, number of claims filed, number of claims dismissed, number of claims settled, the average settlement amount per claim and the total defense costs, exclusive of amounts reimbursed under our primary insurance, at the applicable date and for the applicable periods:

	Claims pending at beginning of period	Claims filed during period	Claims dismissed during period	Claims settled during period	Average settlement amount per claim during period	Total defense costs during period
Fiscal year ended December 31, 2003	24,342	10,401	2,155	17	$3,085	$4,556,766
Fiscal year ended December 31, 2004	32,571	5,319	18,910	96	$5,921	$4,378,125
Fiscal year ended December 31, 2005	18,884	2,596	1,998	66	$8,660	$5,324,407
Nine months ended September 30, 2006	19,416	3,442	11,666	73	$8,607	$3,472,239

        In addition, we acquired various companies to distribute our products that had distributed gaskets of other manufacturers prior to acquisition. We believe that many of our pending cases relate to locations at which none of our gaskets were distributed or used.

        We may be subjected to significant additional asbestos-related claims in the future, the cost of settling cases in which product identification can be made may increase, and we may be subjected to further claims in respect of the former activities of our acquired gasket distributors. We note that we are unable to make a meaningful statement concerning the monetary claims made in the asbestos cases given that, among other things, claims may be initially made in some jurisdictions without specifying the amount sought or by simply stating the requisite or maximum permissible monetary relief, and may be amended to alter the amount sought. The large majority of claims do not specify the amount sought. Of the 11,119 claims pending at September 30, 2006, 123 set forth specific amounts of damages (other than those stating the statutory minimum or maximum). 93 of the 123 claims sought between $1.0 million and $5.0 million in total damages (which includes compensatory and punitive damages) and 30 sought between $5.0 million and $10.0 million in total damages (which includes compensatory and punitive damages). Solely with respect to compensatory damages, 99 of the 123 claims sought between $50,000 and $600,000 and 24 sought between $1.0 million and $5.0 million. Solely with respect to punitive damages, 93 of the 123 claims sought between $1.0 million and $2.5 million and 30 sought $5.0 million. In addition, relatively few of the claims have reached the discovery stage and even fewer claims have gone past the discovery stage.

        Total settlement costs (exclusive of defense costs) for all such cases, some of which were filed over 18 years ago, have been approximately $3.5 million. All relief sought in the asbestos cases is monetary in nature. To date, approximately 50% of our costs related to settlement and defense of asbestos litigation have been covered by our primary insurance. Effective February 14, 2006, we entered into a coverage-in-place agreement with our first level excess carriers regarding the coverage to be provided to us for asbestos-related claims when the primary insurance is exhausted. The coverage-in-place agreement makes coverage available to us that might otherwise be disputed by the carriers and provides a methodology for the administration of asbestos litigation defense and indemnity payments. The coverage in place agreement allocates payment responsibility among the primary carrier, excess carriers and the Company's subsidiary.

        Based on the settlements made to date and the number of claims dismissed or withdrawn for lack of product identification, we believe that the relief sought (when specified) does not bear a reasonable relationship to our potential liability. Based upon our experience to date and other available information (including the availability of excess insurance), we do not believe that these cases will have a material adverse effect on our financial position and results of operations or cash flows.

        We are subject to other claims and litigation in the ordinary course of our business, but do not believe that any such claim or litigation will have a material adverse effect on our financial position and results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information regarding our current directors and executive officers.

Name	Age	Position
Samuel Valenti III	60	Executive Chairman of the Board of Directors
Charles E. Becker	59	Director
Marshall A. Cohen	71	Director
Richard M. Gabrys	65	Director
Eugene A. Miller	69	Director
Daniel P. Tredwell	48	Director
Grant H. Beard	45	President, Chief Executive Officer and Director
E.R. (Skip) Autry, Jr.	51	Chief Financial Officer
Lynn A. Brooks	53	President, Packaging Systems
Dwayne M. Newcom	46	Vice President, Human Resources
Edward L. Schwartz	44	President, Recreational Accessories
Joshua A. Sherbin	43	General Counsel and Secretary
Robert J. Zalupski	47	Vice President, Finance and Treasurer

        Samuel Valenti III.    Mr. Valenti was elected as Chairman of our Board of Directors in June 2002 and became Executive Chairman of our board in November 2005. Since 1988, Mr. Valenti has been President and a member of the board of Masco Capital Corporation. Mr. Valenti is Chairman of Valenti Capital LLC. Mr. Valenti was formerly Vice President—Investments of Masco Corporation from May 1974 to October 1998. Mr. Valenti has been employed by Masco Corporation since 1968. Until November 2005, Mr. Valenti served as a special advisor to Heartland. Until July 2006, Mr. Valenti served as a director of Metaldyne.

        Charles E. Becker.    Mr. Becker was elected as a director in June 2002. For over 25 years, through 1998, Mr. Becker was the Chief Executive Officer and co-owner of Becker Group, Inc., a global automotive interiors components supplier. Becker Group, Inc. was sold to Johnson Controls, Inc. in 1998. In January 1999, Mr. Becker re-acquired ten North American plastic molding and tooling operations from Johnson Controls which subsequently became Becker Group, LLC. He served as the Chairman of Becker Group, LLC from the acquisition through 2001. Mr. Becker is also the owner and chairman of Becker Ventures, LLC, which was established in 1998 to invest in a variety of business ventures, including businesses in the manufacturing, real estate and service industries. From May 11, 2005 to July 7, 2005, Mr. Becker served as Acting Chief Executive Officer of Collins & Aikman Corporation, which filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on May 17, 2005. Mr. Becker is also a director of Metaldyne Corporation.

        Marshall A. Cohen.    Mr. Cohen was elected as one of our directors in January 2005. He is also a director of American International Group, Inc., Barrick Gold Corporation, TD Ameritrade, Metaldyne Corporation and Collins & Aikman Corporation. From November 1988 to September 1996, he was President and Chief Executive Officer and director of the Molson Companies Limited.

        Richard M. Gabrys.    Mr. Gabrys is currently the Interim Dean of the School of Business Administration of Wayne State University. Prior to his appointment as Interim Dean, Mr. Gabrys spent 42 years with Deloitte & Touche LLP in public accounting serving a variety of publicly-held companies, especially automotive manufacturing companies, financial services institutions, public utilities, and health care entities. He was a Vice Chairman in Deloitte's United States Global Strategic Client Group and served as a member of its Global Strategic Client Council. Mr. Gabrys worked with a number of large corporations as they implemented the requirements of Sarbanes-Oxley. Mr. Gabrys currently serves on the Board of Dana Corporation and is the Chair of its Audit Committee and a member of the Finance Committee. He is also a member of the Board of CMS Energy Company and serves as a member of the Audit Committee and a member of the Finance Committee. He is a member of the Board of La-Z-Boy and a member of the Audit Committee.

        Eugene A. Miller.    Mr. Miller was elected as a director in January 2005. Mr. Miller is the retired Chairman of Comerica Incorporated and Comerica Bank. Mr. Miller held various positions of increasing responsibility at Comerica Incorporated and Comerica Bank (formerly The Detroit Bank) and rose to become Chairman, Chief Executive Officer and President of Comerica Incorporated. He is also a director of DTE Energy Company and Handleman Company.

        Daniel P. Tredwell.    Mr. Tredwell was elected as one of our directors in June 2002. Mr. Tredwell is the Managing Member, and one of the co-founders of Heartland Industrial Partners, L.P. He has more than two decades of leveraged financing and private equity experience. Mr. Tredwell served as a Managing Director at Chase Securities Inc. and had been with Chase Securities since 1985. Mr. Tredwell is also a director of Metaldyne Corporation, Springs Industries, Inc., and Springs Global Participações S.A.

        Grant H. Beard.    Mr. Beard was appointed as our President and Chief Executive Officer in March 2001 and was appointed as a director in June 2002. From August 2000 to March 2001, Mr. Beard was President, Chief Executive Officer and Chairman of HealthMedia, Inc. From January 1996 to August 2000, he was President of the Preferred Technical Group of Dana Corporation, a manufacturer of tubular fluid routing products sold to vehicle manufacturers. He served as Vice President of Sales, Marketing and Corporate Development for Echlin, Inc., before the acquisition of Echlin by Dana in late 1998. Mr. Beard has experience at two private equity/merchant banking groups, Anderson Group and Oxford Investment Group, where he was actively involved in corporate development, strategy and operations management.

        E.R. "Skip" Autry, Jr.    Mr. Autry was appointed our Chief Financial Officer in January 2005, prior to which he had been our Corporate Controller since joining us in June 2003. Prior to joining TriMas Corporation, Mr. Autry had been the Vice President, Finance for Freudenberg NOK since September 2001. From May 2000 until joining Freudenberg, Mr. Autry served as the Vice President, Finance for INTERMET Corporation, prior to which he had spent five years with Key Plastics LLC as Vice President, Operations from July 1997 to May 2000 and Vice President, Finance and Chief Financial Officer from June 1994. Key Plastics filed a petition under the federal bankruptcy laws in 2000. Prior to joining Key Plastics, Mr. Autry held a number of financial positions of increasing responsibility at the former Chrysler Corporation, and was senior manager at PricewaterhouseCoopers.

        Lynn A. Brooks.    Mr. Brooks has been President of Packaging Systems since July 1996. He joined Rieke in May 1978. Prior to his current position, his responsibilities at Rieke included Assistant Controller, Corporate Controller, and Vice President-General Manager of Rieke. Before joining Rieke, he served with Ernst & Young in the Toledo, Ohio and Fort Wayne, Indiana offices.

        Dwayne M. Newcom.    Mr. Newcom was appointed our Vice President of Human Resources in June 2002, prior to which he was the Director of Human Resources for the Metaldyne Diversified Industrials Group beginning in April 2001. From May 1998 to April 2001, Mr. Newcom served as the Director of Human Resources for the Preferred Technical Group, later the Coupled Products Group, of Dana Corporation. Prior to that, Mr. Newcom held a number of human resources positions, including division human resources manager, with the Clorox Company, from November 1996 to May 1998, and with Federal Mogul Corporation from May 1985 to November 1996.

        Edward L. Schwartz.    Mr. Schwartz was appointed President of our Recreational Accessories Group in April 2005. Previously, he served as President of our Industrial Specialties Group from February 2003 and assumed additional responsibility as President of our Fastening Systems Group from November 2003. Prior to joining us, he was Executive Vice President of Philips Electronic LG Display ("Philips") Americas region from December 2001 until January 2003 where his responsibilities included managing CRT commercial and industrial activities in North/South America. From February 2000 until November 2001, Mr. Schwartz worked for Philips as Vice President in Hasselt, Belgium and Eindhoven, The Netherlands, where he led various projects in support of Philips patent portfolio efforts of CD/DVD technology. From September 1998 until January 2000, Mr. Schwartz was General Manager for

Philips in Wetzlar, Germany, where he managed commercial/industrial activities in Europe for automotive components.

        Joshua A. Sherbin.    Mr. Sherbin was appointed our General Counsel and Secretary in March 2005, prior to which he was employed as the North American Corporate Counsel and Corporate Secretary for Valeo, a diversified Tier 1 international automotive supplier headquartered in Europe. Prior to joining Valeo in 1997, Mr. Sherbin was Senior Counsel, Assistant Corporate Secretary for Kelly Services, Inc., an employment staffing company, from 1995 to 1997, where he provided support to mergers and acquisitions, international operations and sales. From 1988 until 1995, he was an associate with Butzel Long's general business practice focusing on mergers and acquisitions, federal and state securities compliance, commercial lending and general commercial matters.

        Robert J. Zalupski.    Mr. Zalupski was appointed our Vice President, Finance and Treasurer in January 2003. He joined us as Director of Finance and Treasury in July 2002, prior to which he worked in the Detroit office of Arthur Andersen. From August 1996 through November 2001, Mr. Zalupski was a partner in the audit and business advisory services practice of Arthur Andersen providing audit, business consulting, and risk management services to both public and privately held companies in the manufacturing, defense and automotive industries. Arthur Andersen filed a petition under the federal bankruptcy laws in 2002. Prior to August 1996, Mr. Zalupski held various positions of increasing responsibility within the audit practice of Arthur Andersen serving public and privately held clients in a variety of industries.

Composition of the Board After This Offering

        Our Board of Directors currently consists of seven directors. Upon the consummation of this offering, our certificate of incorporation will be amended to provide that our Board of Directors will be divided into three classes so that as nearly as possible, each class will consist of one-third of our directors. The members of each class will serve for a staggered, three year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three year terms at the annual meeting of stockholders in the year in which their term expires. We currently anticipate that the classes will be composed as follows:

  •
  Class I directors: will be Class I directors whose terms will expire at the 2007 annual meeting of stockholders;

  •
  Class II directors: will be Class II directors whose terms will expire at the 2008 annual meeting of stockholders; and

  •
  Class III directors: will be Class III directors whose terms will expire at the 2009 annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company.

        Upon consummation of this offering, we will be a "controlled company" within the meaning of the New York Stock Exchange's corporate governance rules. This determination is based upon the shared control of shares of common stock in our company by Heartland and Metaldyne. We have elected to take advantage of certain of the exemptions from the corporate governance rules that are available to us. Specifically, our compensation committee and nominating and corporate governance committee may not be comprised solely of independent directors. Within the meaning of the current New York Stock Exchange Rules, we will have four independent directors upon the consummation of this offering.

Committees of the Board of Directors

        We currently have an Executive Committee, an Audit Committee and a Compensation Committee. We intend to form a nominating and corporate governance committee in connection with this offering.

        Executive Committee.    We have elected to be governed by the provisions of Section 141(c)(2) of the Delaware General Corporation Law, or DGCL, and have established our Executive Committee under these provisions. Our Executive Committee currently has all the powers and authority of our Board of Directors in the management of our business and affairs, except with respect to:

  •
  approving or adopting, or recommending to stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval; and

  •
  adopting, amending or repealing any of our by-laws.

        We call the types of actions described in the previous two bullets "full board matters." Our Executive Committee has the power and authority to submit recommendations to the Board of Directors with respect to all matters requiring action by the full Board of Directors prior to the Board of Directors taking any action. Upon the consummation of this offering, the scope of the executive committee's authority will be modified to exclude those matters which applicable stock exchange listing or SEC rules require to be within the purview of our independent directors or which is otherwise in conflict with such rules.

        The Executive Committee is comprised of Messrs. Beard, Tredwell and Valenti.

        Audit Committee.    The Audit Committee reviews our various accounting, financial reporting and internal control functions and is responsible for (1) selecting our independent registered public accounting firm, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence, the performance of our independent registered public accounting firm, and our internal audit function and our compliance with relevant legal and regulatory requirements, (4) annually reviewing our independent registered public accounting firm's report describing the auditing firm's internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent registered public accounting firm, (6) discussing earnings press releases and any financial information or earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent registered public accounting firm, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent registered public accounting firm, (11) handling such other matters that are specifically delegated to the Audit Committee by applicable law or regulation or by the Board of Directors from time to time and (12) reporting regularly to the full Board of Directors.

        Messrs. Cohen, Miller and Tredwell are the current members of the Audit Committee. Mr. Miller is the current Audit Committee chairman.

        Our Board of Directors has determined that Mr. Miller is an audit committee financial expert, as the Board interprets that requirement in its business judgment. Further, the Board, in its business judgment, has determined that each of the other members of the Audit Committee is financially literate, has considerable qualifications and extensive experience with us and other public and private entities, and has demonstrated unique leadership capabilities to serve as members of the Board's Audit Committee.

        Compensation Committee.    The Compensation Committee is responsible for developing and maintaining our compensation strategies and policies. The Compensation Committee is responsible for monitoring and administering our compensation and employee benefit plans and reviewing, among other things, base salary levels, incentive awards and bonus awards for officers and key executives, and such other matters that are specifically delegated to the Compensation Committee by applicable law or regulation, or by the Board of Directors from time to time. Messrs. Becker, Cohen, Tredwell and

Valenti are currently members of the Compensation Committee, which is chaired by Mr. Tredwell. The Compensation Committee has a retirement plan administrative sub-committee composed of Messrs. Beard and Newcom, and Ms. Cindy Kuzmanov, our Director, Compensation and Benefits. This sub-committee is principally responsible for developing, maintaining and administering our retirement plans.

        Compensation Committee Interlocks and Insider Participation.    No member of the Compensation Committee is an employee of ours. See "Related Party Transactions" for a summary of related party transactions involving Heartland.

        Nominating and Corporate Governance Committee.    Immediately prior to the closing of this offering, we will form a nominating and corporate governance committee that will consist of                        . The nominating and corporate governance committee will be responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on our website.

        Code of Ethics.    We have adopted a code of ethics that applies to all employees including our principal executive officer, principal chief financial officer, and other persons performing similar executive management functions. The code of ethics is posted on our internet website at http://www.trimascorp.com. All amendments to our code of ethics, if any, will be also posted on our internet website, along with all waivers, if any, of the code of ethics involving our senior officers.

Director and Executive Officer Compensation

Director Compensation

        Outside directors who are not affiliated with Heartland may receive cash compensation of $60,000 per year (expected to be increased to $75,000 per year upon consummation of this offering) (other than the Executive Chairman of the Board) for their service as members of the Board of Directors, attendance fees of $2,000 for Board meetings and $1,000 for committee meetings and they are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors and committee meetings. The chairman of the Audit Committee receives an additional $10,000 per year (expected to be increased to $15,000 per year upon consummation of this offering) for his additional service in that capacity. The Executive Chairman of the Board receives $200,000 per year for his services and does not receive attendance fees. In November 2005, the Executive Chairman received 200,000 options to acquire shares of our Common Stock at an exercise price of $23.00 per share pursuant to the terms of our standard stock option agreement. In addition, outside directors not affiliated with Heartland are eligible to receive awards under our 2002 Long Term Equity Incentive Plan. In each of 2005 and 2006, Messrs. Becker, Cohen and Miller each received 1,000 options to acquire shares of our Common Stock of the Company at an exercise price of $23.00 per share pursuant to the terms of our standard stock option agreement.

Summary Executive Compensation

        The following table summarizes the annual and long-term compensation paid to our Chief Executive Officer and four other most highly compensated executive officers who were serving at the end of 2005, based on salary and bonus, whom we refer to collectively in this report as the "named executive officers":

Annual Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)		Securities Underlying Options(3)	LTIP Payouts		Other Long Term Compensation(4)
Grant H. Beard, President(5)	2005 2004 2003	$875,000 860,600 750,000	$675,000 675,000 850,000		$201,900 158,300 131,300	— — —		— — —	$88,100 61,700 55,600
E.R. Autry, Jr., Chief Financial Officer(6)	2005 2004 2003	$300,400 210,100 104,200	$190,600 130,000 45,000		$132,300 — —	77,780 11,110 11,110		— — —	$38,600 7,100 —
Lynn A. Brooks, President, Packaging Systems	2005 2004 2003	$350,000 345,000 302,900	$211,400 271,000 163,000		— — —	— — —	$	— — 220,800	$49,200 55,300 41,900
Joshua A. Sherbin, General Counsel(7)	2005	$246,300	$119,600		—	55,000		—	$12,300
Edward L. Schwartz, President, Recreational Accessories(8)	2005 2004 2003	$330,000 324,500 253,100	$245,800 262,000 180,000	$	— — 64,200	25,000 — 111,100		— — —	$28,400 23,300 16,300

(1)
Bonuses are paid in the year subsequent to which they are earned.

(2)
Officers may receive certain perquisites and personal benefits, the dollar amounts of which are below current Commission reporting thresholds for Messrs. Brooks, Sherbin and Schwartz.

(3)
Does not include options granted in 2003 as replacement for options to purchase Metaldyne common stock granted under the Metaldyne 2001 Long-Term Equity Incentive Plan earned during 2001. The securities underlying options issued as replacements for options to purchase Metaldyne stock are 51,025 and 15,308 for Messrs. Beard and Brooks, respectively. Grants of options under our 2002 Long Term Equity Incentive Plan for the year 2003 are reflected in the above table in the year in which they were earned.

(4)
Amounts include our matching contribution under our 401(k) plan in 2005 of $4,800, $4,800, $7,200, $1,300 and $5,200 for Messrs. Autry, Beard, Brooks, Sherbin and Schwartz, respectively, and other amounts we credited on behalf of a named executive officer pursuant to our quarterly pension contribution plan, supplemental executive retirement plan and compensation limit restoration plan. Amounts credited under each plan other than our 401(k) vest after five years of eligible employment.

(5)
Of Mr. Beard's Other Annual Compensation, $69,900 represents the incremental cost to us of non-business use of our owned and leased aircraft, $21,400 represents additional life and disability insurance, $20,200 represents auto allowance, $32,300 represents country club membership, and $58,100 represents tax gross-ups.

(6)
Of Mr. Autry's Other Annual Compensation, $14,800 represents auto allowance, $70,100 represents country club membership, and $47,400 represents tax gross-ups.

(7)
Mr. Sherbin joined us in March 2005 and his salary and bonus reflect his partial year of service. His annual salary is $305,000.

(8)
Of Mr. Schwartz's Other Annual Compensation in 2003, $37,500 represents country club membership and $23,400 represents tax gross ups.

Option Grants in Last Fiscal Year

        Certain of our named executive officers receive options to purchase our common stock pursuant to our 2002 Long Term Equity Incentive Plan. The table below shows the option grants in 2005.

Name	Number of Securities Underlying Options Granted	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Percent Value*
E.R. (Skip) Autry, Jr.	77,780	14.6%	$23.00	2/1/15	N.M.
Joshua A. Sherbin	55,000	10.4%	$23.00	4/1/15	N.M.
Edward L Schwartz	25,000	4.7%	$23.00	3/1/15	N.M.

*
The present value of the options as of their grant date is not presented as it is not meaningful in the context of our common stock being privately held.

Option Exercises and Year-End Option Value

        No options were exercised in 2005 by any of the named executive officers.

Long Term Equity Incentive Plan

        We have an equity incentive plan, referred to as the 2002 Long Term Equity Incentive Plan, for our employees, directors and consultants. It is intended to provide incentives to attract, retain and motivate employees, consultants and directors in order to achieve our long-term growth and profitability objectives. The plan provides for the grant to eligible employees, consultants and directors of stock options, stock appreciation rights, restricted shares, restricted share units payable in shares of common stock or cash, performance shares, performance units, dividend equivalents and other stock-based awards. There are currently 2,222,000 shares reserved for issuance under the plan. Options to purchase 1,993,091 shares have been granted as of August 31, 2006. The plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select persons to whom awards will be granted, the types of awards to be granted and the terms and conditions of the individual awards. Stock options that have been granted under the plan vest over a period of three to seven years and are not exercisable prior to certain liquidity events specified in applicable awards agreements. Our employees who had Metaldyne vested options received TriMas options, subject to adjustments, in substitution for those options.

2006 Long Term Equity Incentive Plan

        Prior to the offering, we intend to adopt and seek stockholder approval of the 2006 Long Term Equity Incentive Plan (the "2006 Equity Plan") for employees and directors. The 2006 Equity Plan will provide for the issuance of incentive and nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance awards, annual incentive awards or other incentive awards, including management stock purchase rights on restricted stock units for up to an aggregate of                        shares of our common stock, of which up to                        of the shares may be used for incentive stock options. The 2006 Equity Plan may be administered by our Board of Directors or a committee or subcommittee appointed by our Board of Directors (the "Administrator"). Following the offering, it is expected that the 2006 Equity Plan will be administered by the Compensation Committee of our Board of Directors. The Administrator will have the power to select the recipients of awards. The Board of Directors will retain the authority to grant and administer awards to non-employee directors, who may receive and elect to defer stock and cash compensation under the 2006 Equity Plan. The Administrator will have broad power to determine and amend award terms, although in general, such amendments may not adversely affect a participant without the participant's consent, except for amendments that are necessary under Code Section 409A and adjustments in connection with certain corporate events, such as stock splits or other changes in the outstanding common stock, or a merger or other extraordinary transaction.

        In general, the Board of Directors will be authorized to amend or modify the 2006 Equity Plan at any time without stockholder approval, other than materially increase benefits, increase the number of shares available for awards or change the eligibility requirements. No awards may be made after the tenth anniversary of the earlier of Board or stockholder approval of the 2006 Equity Plan. Options and stock appreciation rights granted under the 2006 Equity Plan may not be granted with an exercise price below fair market value on the grant date, and, unless shareholder approval is obtained, options and stock appreciation rights will not be repriced such that their exercise price is below fair market value per share on the date of original grant. The terms of the awards will be set by the Administrator in a participant's award agreement, but no option or stock appreciation right will have a term that exceeds 10 years, and most options and stock appreciation rights will have shorter terms if a participant dies, becomes disabled or terminates employment. All awards are forfeited if a participant's employment is terminated for cause. Restricted stock, restricted stock units, performance awards, annual incentive awards and other incentive awards are subject to vesting and/or designated performance requirements. In the event of a change in control, the Administrator, at its discretion, may accelerate vesting or cash-out awards, or arrange for the assumption of awards in the event of certain acquisitions.

Annual Value Creation Program

        We adopted the Annual Value Creation Program, or AVCP, at the time of our separation from Metaldyne in June 2002. Employees under the AVCP are selected for eligibility based upon their ability to significantly impact our annual operating success. The AVCP provides an annual cash award opportunity, expressed as a percentage of base salary, and based upon the attainment of specified performance objectives. Estimated payouts for the AVCP are accrued quarterly and awards are paid within 90 days after the end of the fiscal year. Amounts paid pursuant to the AVCP in 2005, 2004 and 2003 to the named executive officers are included in the Summary Executive Compensation table above as "Bonus". The AVCP is administered by the Compensation Committee of the Board of Directors.

Retirement Savings Plan and Quarterly Pension Contribution Plan

        We have established a 401(k) retirement savings plan that is intended to qualify as a defined contribution profit-sharing plan under the Internal Revenue Code Section 401(a) and includes a cash or deferred arrangement that is intended to qualify under Code Section 401(k). The plan was established and is maintained for the exclusive benefit of our eligible employees and their beneficiaries. The plan was effective January 1, 2003. We make matching contributions for active participants equal to 2.5% of their permitted contributions, up to a maximum of 5.0% of the participant's annual salary. Eligible employees are immediately 100% vested in both their individual and company matching contributions. Vesting in our contributions also occurs upon attainment of retirement age, death or disability.

        In addition, we have established the Quarterly Pension Contribution Plan, or QPC, which is a defined contribution plan available to all of our eligible employees, including our named executive officers. The plan was established effective January 1, 2003. We make contributions to each participating employee's plan account at the end of each quarter with the contribution amount determined as a percentage of the employee's base pay. The percentage is based on the employee's age and ranges from 1.0% for employees under the age of 30 to 4.5% for employees age 50 or over. Contributions vest 100% after five years of eligible employment.

Supplemental Executive Retirement Plan and Compensation Limit Restoration Plan

        Under our Supplemental Executive Retirement Plan, or SERP, and Compensation Limit Restoration Plan, or CLRP, certain of our executives and other key employees may receive retirement benefits in addition to those provided under our other retirement plans. Both plans are nonqualified, unfunded plans that were established effective January 1, 2003. Under our SERP, we make a contribution to each participant's account at the end of each quarter with the amount determined as a fixed percentage of the employee's base pay. The percentage is based on the employee's age on the date of original participation in the plan (6.0% for Mr. Brooks and 4.0% for the other named executive officers). Contributions vest 100% after five years of eligible employment.

        Under our CLRP, we have undertaken to pay retirement benefits otherwise payable to certain individuals, including the named executive officers, under the terms of our qualified retirement plan but for the provisions of the Code limiting amounts payable under tax-qualified retirement plans.

        Compensation pertaining to these plans is included in the Summary Executive Compensation Table above.

Metaldyne Pension Plan and TriMas Corporation Benefit Restoration Pension Plan

        Certain executive officers participated in a pension plan maintained by Metaldyne that covered certain of our salaried employees. In addition, these executives participated in the TriMas Corporation Benefit Restoration Plan ("Benefit Restoration Plan"), which is an unfunded top hat plan. The Benefit Restoration Plan provides for benefits that were not able to be provided in the Metaldyne Pension Plan because of Internal Revenue Code limitations on compensation that may be considered in a qualified pension plan. The benefits for these executive officers under both the Metaldyne Pension Plan and the TriMas Corporation Benefit Restoration Plan were frozen as of December 31, 2002. The following table shows estimated annual retirement benefits payable for life at age 65 for various levels of compensation and service under these plans.

Pension Plan Table

	Years of Service(2)
Remuneration(1)
	5	10	15	20	25	30
$100,000	$5,645	$11,290	$16,935	$22,580	$28,225	$33,870
200,000	11,290	22,580	33,870	45,161	56,451	67,741
300,000	16,935	33,870	50,806	67,741	84,676	101,611
400,000	22,580	45,161	67,741	90,321	112,902	135,482
500,000	28,225	56,451	84,676	112,902	141,127	169,352
600,000	33,870	67,741	101,611	135,482	169,352	203,223
700,000	39,516	79,031	118,547	158,062	197,578	237,093
800,000	45,160	90,321	135,482	180,643	225,803	270,964

(1)
For purposes of determining benefits payable, remuneration in general is equal to the average of the highest five consecutive January 1 annual base salary rates paid by us prior to retirement.

(2)
Vesting occurs after five full years of employment. The benefit amounts set forth in the table above have been converted from the plans' calculated five-year certain and life benefit and are not subject to reduction for social security benefits or for other offsets, except to the extent that pension or equivalent benefits are payable under a Masco Corporation plan. The table does not depict federal tax code limitations on tax-qualified plans because one of our plans is a non-qualified plan established to restore for certain salaried employees (including certain of the named executive officers) benefits that are not otherwise limited by the Code. Approximate years of credited service for the named executive officers are: Mr. Beard—2 and Mr. Brooks—24. In connection with the June 2002 transaction, the liability under this plan was retained by Metaldyne, however years of service at TriMas are credited toward the vesting requirements of this plan. The amounts in the above table would be increased approximately 33.0% because his benefit is based on a higher accrual rate per year of service than that applicable to other executives.

        Under the Metaldyne Benefit Restoration Plan Mr. Beard is eligible to receive retirement benefits in addition to those provided under our other retirement plans. Mr. Beard is to receive annually upon retirement on or after age 65, an amount which, when combined with benefits from our other retirement plans (and, for most participants, any retirement benefits payable by reason of employment by prior employers) equals up to 60 percent of the average of the participant's highest three years' cash compensation received from us (base salary and regular yearend cash bonus or equivalent estimates where cash compensation has been reduced by agreement with us). A disability benefit is payable to a participant who has been employed at least two years and becomes disabled. Participants who terminate with more than five years' service before age 65 become entitled to receive a benefit adjusted by an ageandservice vesting schedule that provides for no more than 50 percent vesting upon attainment of age 50 and 100 percent vesting no earlier than age 60, with provision for an additional 20 points of vesting (not to exceed 100 percent in total) should termination by us without cause occur prior to age 65. Such vested benefit is not payable until age 65 and is subject to offset for amounts earned from prior or future employers. A surviving spouse will receive reduced benefits upon the participant's death. A participant and his (or her) surviving spouse may also receive supplemental medical benefits. The plan is unfunded, except that accelerated payment on a present value basis is mandatory following a change of control. In connection with our separation from Metaldyne, as of June 6, 2002, the Metaldyne pension plans were curtailed with respect to our employees. Service and salary continued to accrue for our employees for benefit purposes until December 31, 2002.

Employment Agreements

        We have entered into employment agreements with Messrs. Beard, Autry, Brooks, Schwartz, and Sherbin. Each such employment agreement states that the employee shall devote his full business time and efforts to the performance of his duties and responsibilities.

        Mr. Beard's employment agreement provides that he will serve as our President and Chief Executive Officer and will receive an annual salary of $750,000, as may be adjusted during the term of the agreement and be eligible to receive a base bonus of up to 100.0% of base salary. Mr. Autry's employment agreement provides that he will serve as our Chief Financial Officer and will receive an annual salary of $330,000, as may be adjusted during the term of the agreement, and will participate in our AVCP. Mr. Brooks' employment agreement provides that he will serve as our Group President and will receive a salary of $350,000, as may be adjusted during the term of the agreement, and will participate in our AVCP. Mr. Schwartz's employment agreement provides that he will serve as our Group President and will receive a salary of $330,000 as may be adjusted during the term of this agreement, and will participate in our AVCP. Mr. Sherbin's employment agreement provides that he will serve as our General Counsel and will receive a salary of $305,000, as may be adjusted during the term of the agreement, and will participate in our AVCP. Mr. Beard's agreement terminates on December 31, 2006 and is automatically renewable for successive one-year terms unless notice is given 30 days prior to the end of the term. Messrs. Autry, Brooks, Schwartz and Sherbin's employment agreements each are terminable upon six months written notice.

        Each employment agreement provides the executive with certain benefits, including participation in the 2002 Long Term Equity Incentive Plan. Each agreement provides that we may, without cause, and the employee may, for good reason, terminate the agreement such that the employee would receive one year continued base salary, a bonus equal to his target bonus opportunity for a 12-month period, pro-rated bonus for the year termination occurs and continued medical benefits for up to 12 months.

Mr. Beard would receive 30 months continued base salary, a bonus equal to the highest of the previous five years; bonus award payable over 30 months and continued benefits for 30 months. Each agreement further provides that we may, for cause, and the executive may voluntarily, without good reason, terminate the agreement without any severance payments. Cause is defined in each agreement as the employee being convicted or entering a plea of guilty or nolo contendere to a felony or the employee's willful or sustained insubordinate or negligent conduct in the performance of his duties. Further, each agreement provides that within ten days of a qualified termination following a change of control, each executive, other than Mr. Beard, would receive two times his base salary and a bonus equal to two times the target bonus opportunity for such fiscal year in addition to a two year continuation of medical benefits. Mr. Beard would receive three times his base salary and a bonus equal to three times the target bonus opportunity for such fiscal year in addition to a three year continuation of benefits. Lastly, each employment agreement stipulates that the executive shall refrain from competing with us for a period of two years from the date of termination.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock as of September 15, 2006 by:

  •
  each person known by us to beneficially own more than 5.0% of our common stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all of our directors and executive officers as a group.

        The percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the "Commission") governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Except as indicated in the footnotes to this table, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned. As of September 15, 2006, we had 20,759,500 shares outstanding. There are significant agreements relating to voting and transfers of common stock in the shareholders agreement described under "Related Transactions–Shareholders Agreement."

			Shares beneficially owned after this offering assuming no exercise of the over-allotment option		Shares beneficially owned after this offering assuming full exercise of the over-allotment option
	Shares beneficially owned prior to the offering
Name and Beneficial Owner
	Number	Percentage	Number	Percentage	Number	Percentage
Heartland Industrial Associates, L.L.C.(1)(2) 55 Railroad Avenue Greenwich, Connecticut 06830	17,503,669	84.3%
Metaldyne Corporation(3) 47659 Halyard Drive Plymouth, Michigan 48170	4,825,587	23.2%
Masco Capital Corporation(4) 21001 Van Born Road Taylor, Michigan 48180	2,173,913	10.5%
Charles E. Becker(5)(7)	0	0
Grant H. Beard(6)	0	0
E. R. "Skip" Autry, Jr.(6)	0	0
Lynn A. Brooks(6)	0	0
Edward L. Schwartz(6)	0	0
Daniel P. Tredwell(2)	17,503,669	84.3%
Samuel Valenti III(6)(8)	0	0
Marshall A. Cohen(6)(7)	0	0
Richard M. Gabrys	0	0
Eugene A. Miller(6)	0	0
Joshua A. Sherbin(6)	0	0
All executive officers and directors as a group (11 persons)(2)(6)	17,503,669	84.3%

(1)
Of these shares of common stock (1) 12,678,082 are beneficially owned indirectly by Heartland Industrial Associates, L.L.C. as the general partner of each of the limited partnerships which hold shares of common stock directly and (2) 4,825,587 shares are beneficially owned by Metaldyne as summarized in footnote (3) below. These limited liability companies and limited partnership hold common stock as follows: 11,805,779 shares are held by TriMas Investment Fund I, L.L.C.; 698,925 shares are held by HIP Side-by-Side Partners, L.P.; and 173,378 shares are held by TriMas Investment Fund II, L.L.C. In addition, by reason of the shareholders agreement summarized under "Related Party Transactions—Shareholders Agreement," Heartland Industrial Associates, L.L.C. may be deemed to share beneficial ownership of shares of common stock held by other stockholders party to the shareholders agreement and may be considered to be a member of a "group," as such term is used under Section 13(d) under the Exchange Act.

(2)
All shares are beneficially owned as disclosed in footnote (1). Mr. Tredwell is the Managing Member of Heartland Industrial Associates, L.L.C., but disclaims beneficial ownership of such shares. The business address for Mr. Tredwell is 55 Railroad Avenue, Greenwich, CT 06830.

(3)
Shares are held directly by Metaldyne Company L.L.C., a wholly-owned subsidiary of Metaldyne Corporation. Does not include shares of common stock beneficially owned by Heartland Industrial Associates, L.L.C. notwithstanding that we understand that Metaldyne and Heartland Industrial Associates, L.L.C. may agree to file together as a "group," as described in footnote (1) above.

(4)
Masco Capital Corporation is a wholly owned subsidiary of Masco Corporation.

(5)
Affiliates of Mr. Becker are limited partners in Heartland Industrial Partners, L.P.

(6)
No options granted under our 2002 Long Term Equity Incentive Plan are exercisable within the next 60 days. Options are therefore not included.

(7)
Messrs. Becker and Cohen are directors of Metaldyne Corporation, but disclaim beneficial ownership of the shares owned by Metaldyne Company LLC.

(8)
Mr. Valenti is President and Chairman of Masco Capital Corporation, but disclaims beneficial ownership of the shares owned by Masco Capital Corporation. Entities affiliated with Mr. Valenti are members of Heartland Additional Commitment Fund, LLC which is a limited partner of Heartland Industrial Partners, L.P.

        In the event that the Metaldyne Dividend occurs, the numbers and percentages of shares beneficially owned after the offering by Heartland Industrial Associates, L.L.C., Metaldyne Corporation, Masco Capital Corporation, Daniel P. Tredwell and all executive officers and directors as a group, will be different than those presented in the table above. Assuming that the Metaldyne Dividend occurs immediately after the offering: (i) Heartland Industrial Associates, L.L.C. would beneficially own 15,091,525 shares (    %) assuming no exercise of the over-allotment option (    % assuming full exercise of the over-allotment option), (ii) Metaldyne Corporation would beneficially own 0 shares (0%) assuming no exercise of the over-allotment option and 0 shares (0%) assuming full exercise of the over-allotment option, (iii) Masco Capital Corporation would beneficially own 2,454,762 shares (    %) assuming no exercise of the over-allotment option (    % assuming full exercise of the over-allotment option), (iv) Daniel P. Tredwell would beneficially own 15,091,525 shares (    %) assuming no exercise of the over-allotment option (    % assuming full exercise of the over-allotment option), and (v) all executive officers and directors as a group would beneficially own            shares (    %) assuming no exercise of the over-allotment option and                        shares (    %) assuming full exercise of the over-allotment option. In addition, affiliates of Credit Suisse would become a beneficial owner of 1,087,691 shares (    %) assuming no exercise of the over-allotment option (    % assuming full exercise of the over-allotment option). Except as listed above and after giving effect to this offering, no person will beneficially own more than 5.0% of our common stock in the event that the Metaldyne Dividend occurs.

RELATED PARTY TRANSACTIONS

Benefits of This Offering to Certain Related Parties

        This offering will benefit all of our preoffering shareholders and our officers and directors due principally to the creation of a public market for our common stock at an initial price per share that is greater than that initially paid by such shareholders or payable by our officers and directors pursuant to stock options. Though the trading price of our common stock is subject to change, this is a material benefit shared by these constituencies. In particular, Heartland and Metaldyne will benefit from this offering as follows:

  •
  Following the consummation of this offering, Heartland, directly and indirectly through its ownership of Metaldyne, will continue to control a majority of our voting stock and will continue to be able to elect a majority of our Board of Directors and to control us. Disclosure of their ownership is described at "Principal Stockholders." Disclosure of risks attendant to their control are described under "Risk Factors—Risks Related to Our Common Stock." Heartland's and Metaldyne's continuing rights to designate members of our Board under a stockholders agreement are discussed below under "–Shareholders Agreement."

  •
  Heartland and we are a party to an Advisory Agreement summarized under "Heartland Advisory Agreement" below. Under the agreement, Heartland has provided us with ongoing consulting services with respect to financial and operational matters for an annual fee of $4.0 million plus expenses. At the time we entered into the agreement, we considered these fees to be comparable to what we would have paid to investment bankers and other professionals to have such services available to us, although we did not undertake any effort to test that belief. Since then, we have enhanced our staff and, as a public company, we believe we will have resources such that these services will no longer be required or, if required, will be obtained through the engagement of a third party. Since we remain contractually liable for these payments, we have agreed to pay $     million in settlement to terminate the annual fee. We will continue to pay Heartland fees for certain future financings, acquisitions and divestitures.

  •
  We have certain continuing arrangements with Metaldyne and Heartland described elsewhere in this section of the prospectus.

  •
  Investors in our common stock will suffer immediate and substantial dilution relative to our related parties as a result of this offering. See "Dilution."

On August 31, 2006, Metaldyne entered into an Agreement and Plan of Merger with Asahi whereby Metaldyne will become a wholly-owned subsidiary of Asahi. It is a condition to the consummation of the proposed merger that Metaldyne dividend or otherwise distribute the shares of our common stock that it currently owns on a pro rata basis to the current holders of Metaldyne's common stock. Assuming that the Metaldyne Dividend occurs immediately after the consummation of this offering, Heartland will be distributed 2,413,443 shares of our common stock and will beneficially own % of our fully diluted common equity (valued in aggregate at $                     million based upon the midpoint of the price range). Heartland will therefore continue to have the ability to elect a majority of our Board of Directors. If Metaldyne becomes a wholly-owned subsidiary of Asahi, we and Metaldyne will cease to be related parties.

Stock Purchase Agreement with Metaldyne and Heartland

        Prior to June 6, 2002, we were wholly-owned by Metaldyne and we participated in joint activities including employee benefits programs, legal, treasury, information technology and other general corporate activities.

        General.    On June 6, 2002, Metaldyne and Heartland consummated a stock purchase agreement under which Heartland and other investors invested approximately $265.0 million in us to acquire approximately 66.0% of our fully diluted common stock. As a result of the investment and other transactions described below, Metaldyne received $840.0 million in the form of cash, retirement of debt we owed to Metaldyne or owed by us under the Metaldyne credit agreement and the repurchase of the balance of receivables we originated and sold under the Metaldyne receivables facility. Metaldyne retained shares of our common stock valued at $120 million (based upon the $20.00 per share price then paid by Heartland). In addition, Metaldyne received a warrant to purchase additional shares of our common stock valued at $15 million (based upon the $20.00 per share price then paid by Heartland). Further, since January 1, 2003 and in connection with each of the HammerBlow, Highland and Fittings acquisitions, Heartland purchased an aggregate of approximately $35 million of our common stock. The price per share initially paid by Heartland was determined following arms' length negotiations between Heartland and disinterested members of the Board of Directors of Metaldyne. Subsequent investments were valued at the same price. In addition, we repurchased $20.0 million of our common stock from Metaldyne at the same $20.00 per share price. Heartland and Metaldyne currently own approximately 61.1% and 23.3% of our fully diluted common stock, respectively. We believe that the terms of the stock purchase agreement, taken as a whole, are at least as fair as would have been negotiated with a third party not affiliated with us, taking account of all of the circumstances of the transaction.

        Employee Matters.    Pursuant to the stock purchase agreement, each outstanding option to purchase Metaldyne common stock which had not vested, and which were held by our employees was cancelled on the closing date. Each option held by certain present and former employees which vested on or prior to the closing date was replaced by options to purchase our common stock, with appropriate adjustments.

        Pursuant to the stock purchase agreement, we agreed to promptly reimburse Metaldyne upon its written demand for (i) cash actually paid in redemption of certain restricted shares of Metaldyne held by certain employees under restricted stock awards and (ii) 42.01% of the amount of cash actually paid to certain other employees by Metaldyne in redemption of restricted stock awards held by such employees. This obligation ceased as of January 2004 when the final vesting of Metaldyne restricted stock awards occurred. We also have certain other obligations to reimburse Metaldyne for the allocated portion of its current and former employee related benefit plan responsibilities.

        Indemnification.    Subject to certain limited exceptions, Metaldyne, on the one hand, and we, on the other hand, retained the liabilities associated with our respective businesses. Accordingly, we will indemnify and hold harmless Metaldyne from all liabilities associated with us and our subsidiaries and their respective operations and assets, whenever conducted, and Metaldyne will indemnify and hold Heartland and us harmless from all liabilities associated with Metaldyne and its subsidiaries (excluding us and our subsidiaries) and their respective operations and assets, whenever conducted. In addition, we agreed with Metaldyne to indemnify one another for our allocated share (57.99% in the case of Metaldyne and 42.01% in our case) of liabilities not readily associated with either business, or otherwise addressed including certain costs related to the November 2000 acquisition. There are also indemnification provisions relating to certain other matters intended to effectuate other provisions of the agreement. These indemnification provisions survive indefinitely and are subject to a $50,000 deductible. Currently, conflicts which arise with respect to whether a matter is related to us or Metaldyne may, under certain circumstances, be resolved by the Chief Executive Officer of Metaldyne. However, pursuant to Amendment No. 1 to the Stock Purchase Agreement entered into on August 31, 2006, if and solely to the extent that Metaldyne becomes a wholly-owned subsidiary of Asahi, any such conflicts will no longer be resolved by the Chief Executive Officer of Metaldyne.

        Assumed Liabilities.    In connection with the foregoing, we assumed approximately $37.0 million of certain liabilities and obligations of Metaldyne, comprised mainly of contractual obligations to our former employees, tax-related matters, benefit plan liabilities and reimbursements to Metaldyne for normal course payments to be made on our behalf. Payments made with respect to these obligations approximated $1.8 million and $4.9 million in 2005 and 2004, respectively. During 2005 and 2004, we also settled approximately $2.8 million and $0.8 million, respectively, of the assumed contractual obligations, which has been recorded as paid-in capital in the accompanying statement of shareholders' equity and Metaldyne net investment and advances. We also owe Metaldyne $3.0 million related to a $8.7 million U.S. federal tax net operating loss ("NOL") of Metaldyne and its consolidated subsidiaries, that was required to be allocated to TriMas under the Internal Revenue Code (for periods prior to June 6, 2002) and used on our own separately filed federal tax returns. We are required to reimburse Metaldyne for the utilization of the NOL as it is used. The remaining assumed liabilities of approximately $8.3 million, including the amount related to utilization of the NOL, are payable at various future dates and are reported as due to Metaldyne in the accompanying balance sheet as of December 31, 2005.

Shareholders Agreement

        Heartland, Metaldyne, Masco Capital Corporation, each party to the Metaldyne Shareholders Agreement and other investors are parties to a shareholders agreement regarding their ownership of our common stock. The agreement contains other covenants for the benefit of the shareholders that are parties thereto. Each Metaldyne shareholder party to the Metaldyne Shareholder Agreement (and not already a shareholder of ours) became a party to the TriMas Shareholders Agreement in connection with Amendment No. 1 thereto, however the provisions of the TriMas Shareholders Agreement do not apply to such Metaldyne Shareholders as to the stock they receive in the Metaldyne Dividend until such time as the Metaldyne Dividend is consummated.

        Election of Directors.    The shareholders agreement provides that the parties will vote their shares of common stock in order to cause (1) the election to the Board of Directors of such number of directors as shall constitute a majority of the Board of Directors as designated by Heartland; and (2) the election to the Board of Directors of up to two directors designated by Metaldyne; provided that upon the occurrence of the Metaldyne Dividend, Metaldyne shall no longer have such right. There are no arrangements or understandings between any of our directors on the one hand and Heartland or Metaldyne on the other hand pursuant to which a director was selected as such.

        Transfers of Common Stock.    The shareholders agreement restricts transfers of common stock except for certain transfers, including (1) to a permitted transferee of a stockholder, (2) pursuant to the "right of first offer" provision discussed below, (3) pursuant to the "tag-along" provision discussed below, (4) pursuant to the "drag-along" provision discussed below, (5) pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act and (6) the Metaldyne Dividend.

        Right of First Offer.    The shareholders agreement provides that no stockholder party to the agreement may transfer any of its shares other than the Metaldyne Dividend or to a permitted transferee of such stockholder or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to us. If we decline to purchase the shares, then Heartland shall have the right to purchase such shares. Any shares not purchased by us or Heartland can be sold by such stockholder party to the agreement at a price not less than 90.0% of the price offered to us or Heartland.

        Tag-Along Rights.    The shareholders agreement grants the stockholders party to the agreement, subject to certain exceptions, in connection with a proposed transfer of common stock by Heartland or its affiliates other than the Metaldyne Dividend, the right to require the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders at the same price and upon the same economic terms as are being offered to Heartland.

        Drag-Along Rights.    The shareholders agreement provides that when Heartland and its affiliates enter into a transaction resulting in a substantial change of control of us, Heartland has the right to require the other stockholders to sell a proportionate percentage of shares of common stock in such transaction as Heartland is selling and to otherwise vote in favor of the transactions effecting such substantial change of control.

        Registration Rights.    The shareholders agreement provides the stockholders party to the agreement, other than those stockholders that became party to the agreement as a result of receiving shares in the Metaldyne Dividend, with unlimited "piggy-back" rights each time we file a registration statement except for registrations relating to (1) shares underlying management options and (2) an initial public offering consisting of primary shares. In addition, following a qualifying public equity offering, Heartland and Metaldyne (unless the Metaldyne Dividend has occurred) have the ability to demand the registration of their shares, subject to various hold back, priority and other agreements. The shareholders agreement grants three demand registrations to Metaldyne (unless the Metaldyne Dividend has occurred) and an unlimited number of demands to Heartland.

Heartland Advisory Agreement

        We and Heartland are parties to an advisory agreement pursuant to which Heartland is engaged to provide consulting services to us with respect to financial and operational matters. These services include ongoing monitoring of business plans, strategic direction, development of projections, financial review, management and other restructuring and reorganization efforts, assistance with investor relations and other matters. Heartland also provided assistance in the selection of our senior management team and our positioning in the financial markets. Heartland is entitled to receive a fee for such services equal to $4.0 million per annum, payable quarterly, which is what we believe we would have had to pay an unaffiliated third party for such services when we entered into the agreement. In addition to providing ongoing consulting services, Heartland has also agreed to assist in acquisitions, divestitures and financings, for which Heartland will receive a fee equal to one percent of the value of such transactions. In 2003, Heartland was paid an aggregate of $2.1 million in fees for advisory services in connection with the acquisitions of HammerBlow and Highland. The advisory agreement also provides that Heartland will be reimbursed for its reasonable out-of-pocket expenses. The advisory agreement terminates when Heartland owns less than 10.0% of the common equity interest it acquired in us from the June 2002 transactions or such earlier date as Heartland and we shall agree.

        In connection with the consummation of this offering, subject to certain approvals, we will pay Heartland a lump sum of $       million in exchange for the discontinuation of the $4.0 million annual fee paid under the Advisory Agreement. We will continue to reimburse Heartland for the fees and expenses incurred by them in providing us with specific transaction consulting and financial services.

Corporate Services Agreement

        We and Metaldyne were party to a services agreement pursuant to which Metaldyne provided us use of its management information systems, legal, tax, accounting, human resources and other support services in return for payment of an annual fee of $2.5 million for the services, payable in equal quarterly installments of $625,000 for the term of the agreement. The annual fee amount represents what we believe we would pay an unaffiliated third party for such services. This agreement expired at the end of 2003. Effective January 1, 2004, we entered into a new agreement with Metaldyne whereby we agreed to reimburse Metaldyne for certain software licensing fees and other general corporate services for a fee of approximately $0.4 million in 2004. This agreement expired on June 30, 2004.

Assignment of Lease Agreement

        We and Heartland entered into an assignment of lease agreement for our headquarters in Bloomfield Hills, Michigan for the remainder of the term. The lease will expire on June 30, 2010 at which time we have the option to extend the lease for one five-year period. Pursuant to the terms of the assignment, we will be responsible for payment of all rent for the premises and not more than the lease agreement itself provides. We currently pay approximately $42,227 per month which amount increases to approximately $44,374 per month during the term of the lease. In addition, we will be required to pay all applicable taxes, utilities and other maintenance expenses and will be required to obtain general liability and fire insurance for the premises.

Fittings Acquisition

        On May 9, 2003, we acquired an automotive fasteners manufacturing business, which we refer to as the Fittings acquisition, from Metaldyne for approximately $22.7 million on a debt-free basis. In connection with the acquisition, we agreed to sublease from Metaldyne its Livonia, Michigan facility where the acquired business is currently located. The sublease extends through 2022 and the annualized lease expense was approximately $0.2 million in each of the years ended December 31, 2005 and December 31, 2004. The acquired business is a leading manufacturer of specialized fittings and cold-headed parts used in automotive and industrial applications. Its products include specialty tube nuts, spacers, hollow extruded components, and locking nut systems used in brake, fuel, power steering, and engine, transmission and chassis applications. We believe that the terms of this transaction, taken as a whole, are at least as fair as would have been negotiated with a third party not affiliated with us, taking account of all of the circumstances of the transaction.

Sales to Related Parties

        During 2005, 2004 and 2003, we sold fastener products to Metaldyne in the amount of approximately $0.4 million each year, and to Collins & Aikman Corporation, an affiliate of Heartland, of approximately $8.2 million, $7.5 million and $4.5 million, respectively. These sales were made on terms comparable to those that we have negotiated with third parties not affiliated with us. In May 2005, Collins & Aikman filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. At that time, Collins & Aikman owed us $1.3 million, which subsequently was fully reserved. Subsequently, we have continued to make sales to Collins & Aikman and as of June 30, 2006, Collins & Aikman had a receivable balance of approximately $0.1 million that was current and collectible.

Management Rights Agreement

        Prior to the consummation of this offering we will enter into an agreement with Heartland granting them certain rights to consult with management and receive information about us and to consult with us on significant matters so long as they continue to own any of our securities. Heartland would be granted the right to attend board meetings as an observer if they no longer have the right to designate one or more members of the board. Heartland will agree to maintain the confidentiality of any material non-public information it receives in connection with the foregoing rights. Heartland will not be paid any fees or receive any compensation or expense reimbursement pursuant to this agreement.

Relationships with Heartland

        Heartland Industrial Partners, L.P. is a private equity firm established in 1999 for the purpose of acquiring and expanding industrial companies operating in various sectors of the North American economy that are well positioned for global consolidation and growth. The managing general partner of

Heartland is Heartland Industrial Associates, L.L.C. One of our directors, Mr. Tredwell, is the managing director of Heartland. Another one of our directors, Mr. Becker is a limited partner in Heartland with interests representing less than 5.0% of the commitments in Heartland and Mr. Valenti, our Chairman, is a former advisor to Heartland and is affiliated with entities that are members of a limited liability company that owns a limited partnership interest in Heartland. Heartland has informed us that its limited partners include many financial institutions, private and government employee pension funds and corporations. We may, in the ordinary course of business, have on a normal, customary and arm's length basis, relationships with certain of Heartland's limited partners, including banking, insurance and other relationships.

DESCRIPTION OF OUR DEBT

Our Amended and Restated Credit Facility

  General

        TriMas Company LLC, a direct wholly owned subsidiary of ours, or borrower, is a party to an amended and restated credit facility with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the other agent bank party thereto, and the other lenders party thereto.

        Our amended and restated credit facility consists of a senior revolving credit facility, a senior deposit-linked supplemental revolving credit facility and a senior term loan facility. The revolving credit facility is comprised of commitments in a total principal amount of $90.0 million and the supplemental revolving credit facility is comprised of commitments in a total principal amount of $60.0 million. The term loan facility is comprised of loans in a total principal amount of $260.0 million. The revolving credit facility's available for general corporate purposes, including up to $90.0 million for one or more permitted acquisitions, subject to certain conditions.

        The revolving credit facilities have a five year maturity and the term loan facility has a seven year maturity provided that the term loan-facility may become due on February 28, 2012 if our senior subordinated notes are still outstanding at that time. Our credit facility also provides for an uncommitted $100.0 million or to refinance portions of the senior subordinate notes.

        The obligations under our credit facility are secured and unconditionally and irrevocably guaranteed jointly and severally by us and each of borrower's existing and subsequently acquired or organized domestic subsidiaries, other than TSPC, Inc., our special purpose receivables subsidiary, pursuant to the terms of a separate guarantee agreement. Although no foreign subsidiaries are currently borrowers under our credit facility, such entities may borrow under the facility in the future.

  Security Interests

        Borrowings under our credit facility are secured by a first priority perfected security interest in:

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  borrower's capital stock and all capital stock held by us or any of our domestic subsidiaries and of each subsequently acquired or organized subsidiary of ours (which pledge, in the case of any foreign subsidiary, shall be limited to 65.0% of the capital stock of such foreign subsidiary to the extent the pledge of any greater percentage would result in adverse tax consequences to us); and

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  substantially all of the tangible and intangible assets of ours and each of our existing or subsequently acquired or organized domestic subsidiaries, other than TSPC, Inc., with certain exceptions as set forth in our credit facility.

  Interest Rates and Fees

        Borrowings under our credit facility bear interest, at our option, at either:

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  a base rate used by JPMorgan Chase Bank, N.A., plus an applicable margin; or

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  a Eurocurrency rate on deposits for one, two, three or six month periods (or nine or twelve month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus the applicable margin.

        The applicable margin on loans under our credit facility is subject to change depending on our leverage ratio. The applicable margin for borrowings under the revolving credit facility is 1.75% with respect to base rate loans and 2.75% with respect to eurocurrency loans. The applicable margin for borrowings under the term loan facility is 1.75% with respect to base rate loans and 2.75% with respect to eurocurrency loans and the applicable margin for the supplemental revolving facility is 2.75%. The applicable margin on all loans will be reduced by 0.50% automatically upon the occurrence of (a) the consummation of this offering, (b) the payment of at least $100.0 million in principal amount of term loans and/or senior subordinated notes and (c) the credit facilities shall be rated B+ (with a stable outlook) or better by S&P and B1 (with a stable outlook) or better by Moody's. The occurrence of clauses (a) and (b) are referred to as the "IPO Repayment Event".

        In addition to paying interest on outstanding principal under our credit facilities, the borrower is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.50% per annum. The borrower also pays customary letter of credit fees.

  Mandatory and Optional Prepayment

        Subject to exceptions for reinvestment of proceeds and other exceptions and materiality thresholds, we are required to prepay outstanding loans under our credit facility with 100.0% of the net proceeds of certain asset dispositions, casualty and condemnation recovery events and incurrences of certain debt and 50.0% (which percentage will be reduced to 25.0% if our leverage ratio is less than 3.25 to 1.00 and to 0% if our leverage ratio is less than 2.00 to 1.00) of our excess cash flow.

        We may voluntarily prepay loans or reduce commitments under the amended and restated credit facility, in whole or in part, subject to minimum prepayments. If we prepay eurodollar rate loans, we will be required to reimburse lenders for their breakage and redeployment costs.

  Amortization

        Our term loan amortizes each year in equal quarterly amounts of $650,000 through June 30, 2013, a payment of $242,450,000 on the final maturity date for the term loan; provided that if the term loans became due on February 28, 2012, then $246,350,000 will become due and payable on such date. The principal amounts outstanding under the revolving credit facilities will be due and payable in full at its maturity.

  Covenants

        Our amended and restated credit facilities contain negative and affirmative covenants and requirements affecting us and our subsidiaries.

        Our amended and restated credit facilities have the following negative covenants and restrictions which impose material restrictions on our business (and the business of our subsidiaries):

        Debt: A prohibition on the assumption or incurrence of indebtedness other than categories of indebtedness including, without limitation, (1) indebtedness with respect to our credit facility, (2) indebtedness with respect to the senior subordinated notes, (3) indebtedness with respect to our receivables facility, (4) indebtedness between and among us and our subsidiaries, (5) indebtedness arising from permitted acquisitions and (6) permitted subordinated indebtedness;

        Liens:    A prohibition on the creation, assumption or incurrence of certain liens upon any of our property, revenues or assets other than categories of liens, including, without limitation, (1) liens securing payment with respect to our credit facility, (2) liens arising out of permitted acquisitions, (3) liens arising out of our receivables facility and (4) liens arising from permitted indebtedness;

        Investments, Loans, Advancements, Guarantees and Acquisitions:    A prohibition on the creation, assumption or incurrence of investments, the acquisition of options or warrants, the extension of loans or advances and the guaranteeing of obligations, other than certain categories, including, without limitation, (1) investments in cash and cash equivalents, (2) permitted acquisitions, (3) investments from permitted receivables financing, (4) investments constituting permitted capital expenditures,

(5) permitted joint ventures and foreign subsidiary investments and (6) loans or advances extended between us and one or more of our subsidiaries.

        Fundamental Changes:    A prohibition on the issuer engaging in activities other than those reasonably associated with acting as a holding company and a prohibition on the borrower engaging in business other than business which we were engaged in on August 2, 2006 (the date of execution of the amended and restated credit facility) and businesses reasonably related thereto, and liquidation or dissolution, consolidation with, or merger into or with, any entity, or other consummation of any acquisition of any entity, or all or substantially all of the assets of any acquisition of any entity or all or substantially all of the assets of any entity, other than (1) the dissolution or merger of any of our subsidiaries into us, (2) the purchase by us of the assets or capital stock of any of our subsidiaries, (3) a liquidation of a subsidiary not party to the credit facility that would not materially disadvantage the lenders and (4) permitted negotiated mergers or acquisitions.

        Asset Disposition:    A prohibition on asset dispositions other than categories of asset dispositions including, without limitation, dispositions in respect of permitted (1) sales (including sales in connection with the receivables facility), (2) leasebacks, (3) consolidations, (4) mergers and (5) acquisitions.

        Sale-Leaseback Transactions:    A prohibition on entering into any sale-lease transaction except (1) where the assets are sold for not less than the cost of such assets and in an aggregate amount less than or equal to a permitted amount, (2) sale of up to a specified value of property owned as of June 6, 2002 and (3) certain acquisition lease financing.

        Restricted Payments; Certain Payments of Indebtedness:    A prohibition on (a) entering into a synthetic purchase agreement or making a dividend, distribution or payment in respect of the borrower's and certain subsidiaries' equity interest, other than transactions including, without limitation, a dividend, distribution or payment, as the case may be (1) by the borrower solely in the form of the issuer's equity interests, (2) ratably by our direct and indirect subsidiaries, (3) certain payments pursuant to employee equity incentive plans, (4) by us to meet our tax and permitted contractual obligations, (5) to refinance permitted indebtedness and (6) that is required by the credit facilities and (b) making or agreeing to pay or make, directly or indirectly, any payment or other distribution of ours in respect of principal of or interest on any Indebtedness on account of the purchase, redemption, acquisition, cancellation or termination of any Indebtedness, except (1) repayment under our credit facilities, (2) regularly scheduled payments of principal and interest of subordinated indebtedness, certain permitted refinancings, (3) payment in respect of purchase money security interests with proceeds of the sale of assets securing such indebtedness and (4) repayment of our senior subordinated notes. We intend to seek a waiver to this covenant to permit the use of proceeds of this offering.

        Transactions with Affiliates:    A prohibition on transactions with our affiliates, other than transactions including, without limitation, (1) solely among the issuer and/or its subsidiaries, or otherwise, (2) on terms customary for similar arm's-length transactions, (3) that preexisted the credit facility, (4) that relate to certain permitted fees and expenses to Heartland and (5) that otherwise comply with the terms and conditions of our credit facility.

        Restrictive Agreements:    A prohibition on entering into any agreement prohibiting (1) the creation or assumption of any lien upon our properties, revenues or assets for the benefit of a secured party under the credit facility, (2) the ability of any subsidiary to pay dividends to the borrower and (3) our ability to amend or otherwise modify our credit facility, in each case subject to customary exceptions.

        Certain exceptions and permissions under our negative covenants become less restrictive upon consummation of the IPO Repayment Event.

        The credit facility also requires us and our subsidiaries to meet the following financial covenants and ratios computed quarterly:

        Leverage Ratio:    Our leverage ratio (which is approximately the ratio of (a) our total consolidated indebtedness and outstanding amounts under our receivables facility to (b) consolidated EBITDA) may not be more than a maximum ratio that ranges from 5.75:1 for the second fiscal quarter of fiscal 2006 to 4.00:1 for the last fiscal quarter of 2011 and each fiscal quarter thereafter. For a calculation of Bank EBITDA, see "Management's Discussion and Analysis of Results of Operations and Financial Conditions."

        Interest Expense Coverage Ratio:    Our interest expense coverage ratio (which is approximately the ratio of (a) consolidated EBITDA to (b) the sum of (i) consolidated cash interest expense and (ii) preferred dividends) for the four prior consecutive fiscal quarters may not be less than a minimum ratio that ranges from 1.50:1.00 for the second fiscal quarter 2006 to 2.40:1.00 for the third fiscal quarter of 2011; for the fourth fiscal quarter of 2011 and thereafter the minimum ratio is 2.50 to 1.00.

        Capital Expenditures Covenant: A limitation on the aggregate amount of capital expenditures for any period.

        In our credit facility, "EBITDA" means, on a consolidated basis for any applicable period ending on or after April 1, 2006 and with appropriate adjustments to take account of permitted acquisitions, the sum of (a) our net income, plus (b) without duplication and to the extent deducted from net income, the sum of (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization and (iv) various other adjustments.

        Our credit facility contains the following affirmative covenants, among others: mandatory reporting of financial and other information to the administrative agent, notice to the administrative agent upon the occurrence of certain events of default and other events, written notice of change of any information affecting the identity of the record owner or the location of collateral, preservation of existence and intellectual property, payment of obligations, maintenance of properties and insurance, notice of casualty and condemnation, access to properties and books by the lenders, compliance with laws, use of proceeds and letters of credit, additional subsidiaries and interest rate protection agreements.

  Events of Default

        Our credit facility specifies certain customary events of default, including, among others, nonpayment of principal, interest or fees, violation of covenants, cross-defaults and cross-accelerations, inaccuracy of representations and warranties in any material respect, bankruptcy and insolvency events, change of control, failure to maintain security interests, specified ERISA events, one or more judgments for the payment of money in an aggregate amount in excess of specified amounts, the guarantees shall cease to be in full force and effect or the subordination provisions of any of our subordinated debt are found to be invalid.

Senior Subordinated Notes

        We have issued an aggregate of $437.8 million principal amount of 9 7/8% senior subordinated notes due 2012. The senior subordinated notes are guaranteed on a senior subordinated unsecured basis by substantially all of our existing and future wholly owned and restricted domestic subsidiaries that guarantee our credit facilities. The senior subordinated notes mature on June 15, 2012, with interest payable semi-annually in arrears on June 15 and December 15 of each year. Interest accrues at the rate of 9 7/8% per year.

        The senior subordinated notes may be redeemed at any time, in whole or in part, on or after June 15, 2007 at a redemption price equal to 104.938% of their principal amount in the first year declining yearly to par at June 15, 2010, plus accrued and unpaid interest to the date of redemption.

        Upon the occurrence of a change of control, each holder of the senior subordinated notes will have the right to require us to repurchase that holder's notes at a price equal to 101.0% of their principal amount, plus accrued and unpaid interest to the date of purchase.

        The indenture governing the senior subordinated notes contain covenants that, among other things, limit the ability of us and our subsidiaries to:

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  incur additional indebtedness or issue redeemable preferred stock;

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  pay dividends and repurchase our capital stock;

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  make investments;

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  enter into agreements that restrict dividends from subsidiaries;

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  sell assets;

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  enter into transactions with their affiliates;

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  incur liens; and

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  engage in mergers or consolidations.

Our Foreign Debt

        In the fourth quarter 2005, three of our international businesses entered into loan agreements with banks, denominated in their local currencies, in connection with our plan to repatriate funds from certain of its foreign subsidiaries in accordance with the Internal Revenue Code § 965 and the American Jobs Creation Act of 2004. As part of the repatriation transactions, we, through certain of our foreign subsidiaries, incurred additional debt of approximately $25.3 million the aggregate proceeds of which were repatriated to the U.S. and used to pay down the outstanding balance of bank debt, at December 31, 2005.

        TriMas Corporation Ltd., a foreign subsidiary of ours, entered into an overdraft facility with Lloyds TSB Bank plc in the amount of £3.9 million in December 2005. This facility is available until October 31, 2006 and at that time can be renegotiated by us, but is terminable by Lloyds at any time. This overdraft facility was secured by a letter of credit from JP Morgan Chase Bank N.A. under our credit facilities. The interest on this overdraft facility is 1.2% per annum over the Bank's base rate. As of June 30, 2006, the balance outstanding was approximately $2.2 million in U.S. dollars.

        Rieke Italia S.R.L., a foreign subsidiary of ours, entered into a loan agreement with Deutsche Bank S.p.A., in the amount of €5.0 million in December 2005 with a maturity of seven years. This credit facility has been secured with the land and buildings of the subsidiary located in Valmedrera, Italy. The interest rate on this loan agreement is 0.75% over the three-month EURIBOR (Euro Interbank Offered Rate) rate and recalculated every quarter and at June 30, 2006, that rate was 3.8%. The loan amortizes with 84 monthly payments of €66,563.45 each. As of June 30, 2006, the balance outstanding was approximately $6.0 million in U.S. dollars.

        TriMas Corporation Pty Ltd., a foreign subsidiary of ours, entered into a Bill Facility with National Australia Bank Limited in the amount of $25.0 million Australian dollars in December 2005 with a term of five years. Substantially all the assets of Trimas Corporation Pty Ltd. Australia have been pledged to secure in connection with this facility. The interest on this facility is a weighted average rate and at June 30, 2006 was 6.7% with an outstanding balance of $17.0 million U.S. dollars. Covenants for this facility include the following:

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  Capital Adequacy Ratio—TriMas Corporation Pty Ltd.'s Capital Adequacy Ratio (which approximates TriMas Corporation Pty Ltd.'s tangible net worth to TriMas Corporation Pty Ltd.'s total tangible assets) is to be maintained at a minimum level of 45.0%.

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  Interest Coverage Ratio—TriMas Corporation Pty Ltd.'s Interest Coverage Ratio (which approximates EBIT of TriMas Corporation Pty Ltd. to TriMas Corporation Pty Ltd.'s gross interest costs excluding interest accrued on the loan to U.S. parent) is to be maintained at a minimum level of 4 times.

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  Dividend Restrictions Covenant—No Dividends are to be paid by TriMas Corporation Pty Ltd. (or asset loans created) to any party without the prior written request of the bank.

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  U.S. Parent Loan Repayment—No repayments to outstanding loan to TriMas Company, LLC to be made without the prior written consent of the bank.

  •
  Negative Pledge & Undertakings (Related Entities)—The following negative pledge and undertakings apply:

  •
  The existing corporate structure (Asia Pacific) will not be altered or new entities established without the prior written consent of the bank.

  •
  No entity (Asia Pacific) is to pledge any assets or provide any security including guarantees to any other party without the written consent of the bank.

  •
  Trimas Corporation Pty Ltd. will at all times represent a minimum of 90.0% of the total assets and EBIT for the consolidated group.

  •
  Trimas Corporation Pty Ltd. and its controlled entities and Trimas Holdings Australia Pty Ltd. will not raise new/increased borrowings without prior written consent of the bank.

  •
  Financial Reporting Covenants:

  •
  Provide annual consolidated audited financial statements for TriMas Holdings Pty Ltd. and TriMas Corporation Pty Ltd.;

  •
  Annual Budget for TriMas Holdings Pty Ltd. and TriMas Corporation Pty Ltd.; and

  •
  Actual vs. Budget information for TriMas Holdings Pty Ltd. and TriMas Corporation Pty Ltd. within 30 days of month end.

Our Receivables Facility

        Our receivables facility provides up to $125.0 million in funding from commercial paper conduits sponsored by several of the lenders under our credit facilities, based on availability of eligible receivables and other customary factors.

        On June 6, 2002, certain of our subsidiaries, or the sellers, signed a receivables purchase agreement and began selling trade account receivables, or the receivables, originated by them in the United States through the receivables facility. Receivables are sold to TSPC, Inc., or the transferor, at a discount. The transferor is a bankruptcy remote special purpose limited liability company that is our wholly owned consolidated subsidiary. The receivables transfer agreement was amended on July 5, 2005 and will expire on December 31, 2007.

        Multi-seller commercial paper conduits supported by committed liquidity facilities are available to provide cash funding for the transferor's purchase of receivables through secured loans/tranches to the extent desired and permitted under a receivables transfer agreement. A note is issued by the transferor to the sellers for the difference between the purchase price for the receivables purchased and cash available to be borrowed through the facility. The sellers of the receivables act as servicing agents and continue to service the transferred receivables for which they receive a monthly servicing fee at a rate of 1.0% per annum of the average daily outstanding balance of receivables.

        Availability of funding under the receivables facility depends primarily upon the outstanding trade accounts receivable balance for the week as of Friday of the previous week. This balance is reported no later than the third business day of the subsequent week to the lenders. Availability is determined by reducing the receivables balance by outstanding borrowings under the program, the historical rate of collection on those receivables and other characteristics of those receivables that affect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration).

        Recourse to the sellers are limited to breaches of representations, warranties and covenants and as described below. We irrevocably and unconditionally guarantee the servicing and certain other performance obligations of the sellers under the receivables purchase agreement.

        The commercial paper conduits may discontinue funding the receivables facility at any time for any reason. If they do, affiliates or other entities associated with the commercial paper conduits that have short-term debt ratings of at least A-1 by Standard & Poor's Ratings Group, Inc. and P-1 by Moody's Investors Service, Inc. are obligated to fund the receivables facility.

  Interest

        The commercial paper conduits provide funding at their quoted cost of funds for issuing commercial paper. When not funded by the commercial paper conduits (but directly through conduit sponsors), the receivables facility will provide funding at our then-current revolving credit facility spread plus either (1) the LIBOR, adjusted for statutory reserves or (2) the higher of JPMorgan Chase Bank, NA's prime rate or the federal funds effective rate plus 0.50%.

  Fees

        The receivables facility fees include a usage fee based on our leverage ratio, which fee is currently 1.35%, payable to the commercial paper conduits based upon the amount funded and a commitment fee of 0.50% based on the unused portion of the commitments. These rates are per annum and payments of these fees are made to the lenders on the monthly settlement date.

  Early Termination Events

        The receivables facility may be terminated for material breaches of representations and warranties, bankruptcies of the sellers or a receivables subsidiary, a deficiency in the amount of receivables lasting longer than three days, unsatisfactory performance of the receivables portfolio, crossdefaults to our other debt, or breach of specified financial covenants, among other reasons. The receivables facility contains the same financial covenants as our credit facilities.

DESCRIPTION OF OUR CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws, as they are to be amended in connection with this offering. We refer to our certificate of incorporation as so amended as our certificate of incorporation. The certificate of incorporation, authorizes us to issue 400,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of September 15, 2006, there were outstanding 20,759,500 shares of common stock held of record by 9 stockholders and there were no shares of preferred stock issued and outstanding. In addition, there were 2,222,000 shares of common stock reserved for issuance upon exercise of outstanding stock options, of which 1,158,542 were vested. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Our credit facilities and the indenture governing our 9 7/8% senior subordinated notes impose restrictions on our ability to pay dividends on common stock. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Upon consummation of this offering, holders of common stock will have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

        As of September 15, 2006, there were no outstanding shares of preferred stock. Our certificate of incorporation authorizes the Board of Directors, subject to limitations prescribed by law, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rates, conversion rights, voting rights (which may be greater than one vote per share), rights and terms of redemption, sinking fund provisions for the redemption or purchase of the shares and liquidation preference, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could:

  •
  adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation;

  •
  decrease the market price of our common stock; or

  •
  delay, deter or prevent a change in our control.

        We have no current plans to issue any shares of preferred stock although they may be issued in the future.

        The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Metaldyne Common Stock Warrant

        In connection with the June 2002 transaction, Metaldyne Company LLC received a warrant to purchase 750,000 shares of our common stock. The warrant was exercised in whole on September 15, 2006.

Shareholders Agreement

        Heartland, Metaldyne and other investors are parties to a shareholders agreement regarding their ownership of our common stock. For a description of the material terms of this agreement, see "Related Party Transactions—Shareholders Agreement."

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and By-laws

  Delaware Law

        Upon consummation of this offering, we will elect to opt out of the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either the person becoming an interested stockholder or the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years, did own, 15.0% or more of the corporation's voting stock.

  Certificate of Incorporation and By-law Provisions

        Certain provisions of our certificate of incorporation and by-laws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may limit the ability of stockholders to remove current management or directors or approve transactions that stockholders may deem to be in their best interest and, therefore, could adversely affect the price of our common stock.

        Classified Board.    Upon the consummation of this offering, our certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Upon consummation of this offering, our certificate of incorporation and the by-laws provide that subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three or more than fifteen directors.

        Under the Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause.

        No Cumulative Voting.    The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly provide for cumulative voting. Under cumulative voting, a majority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

        Advance Notice Requirements for Stockholder Proposals and Director Nominations.    Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the previous year's annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

        No Action by Written Consent; Special Meeting.    Our certificate of incorporation and by-laws will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our by-laws provide that special meetings of our stockholders may be called only by the Board of Directors or the chairman of the Board of Directors.

        Authorized but Undesignated Stock.    The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us or otherwise render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Limitation of Liability and Indemnification

        Our certificate of incorporation contains provisions that limit the personal liability of each of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

  (a)
  for any breach of a director's duty of loyalty to us or our affiliates or our stockholders,

  (b)
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

  (c)
  under Section 174 of the DGCL, or

  (d)
  for any transaction from which the director derived an improper personal benefit.

        The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our by-laws allow us to indemnify our directors, officers, employees and agents to the fullest extent permitted by the DGCL.

        Our certificate of incorporation further provides that we will indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of ours, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, to the fullest extent permitted by the Delaware General Corporation Law. This right of indemnification shall include the right to have paid by us the expenses, including attorneys' fees, incurred in defending any such proceeding in advance of its final disposition. If Delaware law so requires, however, the advancement of such expenses incurred by a director or officer in such person's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person) will only be made upon the delivery to us of an undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision, from which there is no further right to appeal, that such person is not entitled to be indemnified for such expenses by us.

        Prior to the consummation of this offering, we intend to enter into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        There is currently no pending material litigation or proceeding involving any director, executive officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

        We intend to appoint The Bank of New York to serve as the transfer agent and registrar for the common stock and as rights agent for the rights.

Listing

        We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol "TRS."

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Upon the completion of this offering, we will have        shares of our common stock outstanding. In addition options to purchase an aggregate of        shares of common stock will be outstanding as of the closing of this offering of which 1,158,542 will be vested. Of these shares, the shares of our common stock sold in this offering will be freely tradeable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

        The remaining shares of our common stock outstanding upon completion of this offering are deemed "restricted" securities under Rule 144 under the Securities Act of 1933. Of these restricted securities,        will be eligible for sale in the public market on the date of this prospectus. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, an additional        shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

Rule 144

        In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

  •
  one percent of the then-outstanding shares of our common stock (approximately        shares of our common stock immediately after the completion of this offering); or

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

        In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Rule 701

        Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Management's Share-Based Compensation Plan

        Following the date of this prospectus, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 to register all shares of our common stock issuable under our 2002 Long Term Equity Incentive Plan and our 2006 Long Term Equity Incentive Plan. This registration statement will become effective upon filing. Once the registration statement covering these shares becomes effective, executive officers can sell them in the public market upon issuance, subject only to restrictions under applicable securities laws (including Rule 144, if applicable). See "Management—Director and Executive Compensation—Long Term Equity Incentive Plan."

Registration Rights

        Our shareholders agreement provides the stockholders party to the agreement, other than those stockholders that became party to the agreement as a result of receiving shares in the Metaldyne Dividend, with unlimited "piggy-back" rights each time we file a registration statement except for registrations relating to (1) shares underlying management options and (2) an initial public offering consisting of primary shares. In addition, following a qualifying public equity offering, Heartland and Metaldyne have the ability to demand the registration of their shares, subject to various hold back, priority and other agreements. The shareholders agreement grants three demand registrations to Metaldyne and an unlimited number of demands to Heartland.

Lockup Agreements

        We and our executive officers and directors and Heartland and Metaldyne have agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, sell, offer to sell, contract to sell or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock, options or warrants to acquire shares of our common stock currently or hereafter owned either of record or beneficially by us or any other securities that are otherwise convertible or exchangeable into our common stock, or publicly announce an intention to do any of the foregoing, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch. In addition, we and our executive officers and directors and these stockholders have agreed that, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, none of us will, from the date of this prospectus and through the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of our common stock.

        The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Goldman, Sachs & Co. and Merrill Lynch will make the determination to release shares subject to lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the length of time before the lock-up expires, the likely impact of any release on the price of our common stock, the number of shares requested to be released and the requesting party's reason for making the request.

        The lock-up agreement does not apply to: (i) the securities offered under this prospectus, (ii) any shares of common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this prospectus, (iii) any shares of common stock issued or options to purchase common stock granted pursuant to existing employee benefit plans of ours referred to in this prospectus, (iv) any shares of common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan or (v) any shares issued in a private placement to a seller of a business or assets to us or any of our subsidiaries if no registration rights are available to be exercised within 180 days of this prospectus, provided that such issuance, shall not, in the aggregate, exceed 5.0% of our outstanding common stock after giving effect to this offering.

        In addition, a party holding shares that are subject to the lock-up agreements may transfer such shares without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restriction set forth herein, or (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value. For purposes of this exception, "immediate family" means any relationship by blood, marriage or adoption, not more remote than first cousin.

IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder" that holds our common stock as a capital asset. A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be "Non-U.S. Holders" for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, pass-through entities or Non-U.S. Holders who hold their common stock through pass-through entities, U.S. expatriates, financial institutions, insurance companies, brokers, dealers in securities, controlled foreign corporations, passive foreign investment companies and foreign personal holding companies) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will be subject to withholding tax at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN certifying the Non-U.S. Holder's entitlement to benefits under that treaty. U.S. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those beneficially owning an interest in that entity.

        There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, trust or estate as the case may be, unless a specific treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional "branch profits tax," which is imposed, under certain circumstances, at a rate of 30.0% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-U.S. Holder's effectively connected earnings and profits, subject to certain adjustments.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States, (ii) in the case of Non-U.S. Holders who are nonresident alien individuals, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Even if we are or were to become a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax as a result of our being or becoming a United States real property holding corporation so long as (i) the Non-U.S. Holder is considered to have beneficially owned, directly or indirectly, no more than five percent of our common stock at all times within the shorter of (a) the five year period preceding the disposition or (b) the holder's holding period and (ii) our common stock is regularly traded on an established securities market at any time during the calendar year of the disposition. There can be no assurance that our common stock will qualify and continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service, or the IRS, the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a Non-U.S. Holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly executed IRS Form W-8BEN), unless the payer otherwise has knowledge that the payee is a U.S. person.

        Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, when the broker is (i) a U.S. person, (ii) a foreign person which derived 50.0% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50.0% of the capital or profits interest in which is owned by U.S. persons or (b) that is engaged in a U.S. trade or business.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

        An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

        The description set forth above may not be applicable depending on a Non-U.S. Holder's particular situation. Prospective Non-U.S. Holders of our common stock should consult their tax advisors with respect to the particular tax consequence to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered. Goldman, Sachs & Co. and Merrill Lynch, Pierce Fenner & Smith, Incorporated are the representatives of the underwriters. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.

Total

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $                  per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $                              per share from the initial public offering price. After the initial public offering, the underwriters may change the public offering price and other selling terms.

Option to Purchase Additional Shares

        If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional     shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Commissions and Discounts

        The following table shows the per share and total underwriting discounts to be paid to the underwriters by us.

Paid by Us
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The estimated offering expenses of TriMas, excluding underwriting discounts and commissions, are approximately $                      million.

Short Positions and Price Stabilization

        The representatives have advised us that, on behalf of the underwriters, they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising their option to purchase additional shares or purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares pursuant to the option granted to them. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

        The representatives have advised us that, pursuant to Regulation M under the Securities Act of 1933, the underwriters may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Prospectus in Electronic Format

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

No Sales of Similar Securities

        We, our executive officers, directors and certain of our existing stockholders have agreed with the underwriters not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives on behalf of the underwriters. The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Sales Outside the United States

        Each underwriter has represented, warranted and agreed that:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply us; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

New York Stock Exchange Listing

        We intend to apply to list the common stock on the New York Stock Exchange under the symbol "TRS." In connection with the listing of our common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        Since January 1998, there has been no public market for the common stock. The initial public offering price will be negotiated among us and the representatives. Factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include our historical performance, estimates of our business potential and earnings prospects of us; an assessment of our management and consideration of the above factors in relation to market valuation of the companies in related businesses.

Other Relationships

        From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. An affiliate of J.P. Morgan Securities Inc., is the administrative agent and collateral agent for our amended and restated credit agreement and affiliates of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are lenders under our amended and restated credit agreement. In addition, in the event that the Metaldyne Dividend occurs, affiliates of Credit Suisse Securities (USA) LLC would become a beneficial owner of 1,087,691 shares of our common stock, or    % assuming no exercise of the over-allotment option (            % assuming full exercise of the over-allotment option).

LEGAL MATTERS

        Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this prospectus have been passed upon for us by Cahill Gordon & Reindel LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

        The consolidated financial statements and schedule of TriMas Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 financial statements refers to a change in the method of accounting for conditional asset retirement obligations pursuant to FASB interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to and currently file annual, quarterly and special reports and other information with the Commission. You may read and copy any document that we file with the Commission at the Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-00330 for further information on the public reference rooms. These Commission filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS
TRIMAS CORPORATION

Page No.
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of December 31, 2005 and 2004	F-3
Statement of Operations for the Years Ended December 31, 2005, December 31, 2004 and December 31, 2003	F-4
Statement of Cash Flows for the Years Ended December 31, 2005, December 31, 2004 and December 31, 2003	F-5
Statement of Shareholders' Equity and Metaldyne Corporation Net Investment and Advances for the Years Ended December 31, 2005, December 31, 2004 and December 31, 2003	F-6
Notes to Financial Statements	F-7
UNAUDITED FINANCIAL STATEMENTS
Balance Sheet as of June 30, 2006 and December 31, 2005	F-55
Statement of Operations for the Six Months Ended June 30, 2006 and June 30, 2005	F-56
Statement of Cash Flows for the Six Months Ended June 30, 2006 and June 30, 2005	F-57
Statement of Shareholders' Equity for the Six Months Ended June 30, 2006	F-58
Notes to Financial Statements	F-59

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
TriMas Corporation:

        We have audited the accompanying consolidated balance sheets of TriMas Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity and Metaldyne Corporation net investment and advances for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriMas Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S generally accepted accounting principles.

        In 2005, the Company changed its method of accounting for conditional asset retirement obligations pursuant to FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.

/s/ KPMG LLP

Detroit, Michigan
March 31, 2006, except as to the effects
    of segment classification discussed in note 19
    for which the date is July 28, 2006,
    and as to the effects of discontinued operations discussed in note 5, for which the date is September 15, 2006

TriMas Corporation
Consolidated Balance Sheet
(dollars in thousands)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$3,730	$3,090
Receivables, net	89,960	73,840
Inventories, net	148,450	154,220
Deferred income taxes	20,120	17,530
Prepaid expenses and other current assets	7,050	7,990
Assets of discontinued operations held for sale	46,730	113,860

Total current assets	316,040	370,530
Property and equipment, net	164,250	176,950
Goodwill	644,780	656,080
Other intangibles, net	255,220	269,200
Other assets	48,220	49,440

Total assets	$1,428,510	$1,522,200

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$13,820	$2,990
Accounts payable	111,250	117,670
Accrued liabilities	62,800	61,770
Due to Metaldyne	4,850	2,650
Liabilities of discontinued operations	38,410	28,810

Total current liabilities	231,130	213,890
Long-term debt	713,860	735,030
Deferred income taxes	95,980	133,540
Other long-term liabilities	34,760	30,320
Due to Metaldyne	3,480	4,260

Total liabilities	1,079,210	1,117,040

Commitments and contingencies (Note 15)
Preferred stock $0.01 par: Authorized 100,000,000 shares; Issued and outstanding: None	—	—
Common stock, $0.01 par: Authorized 400,000,000 shares; Issued and outstanding: 20,010,000 shares	200	200
Paid-in capital	396,980	399,450
Retained deficit	(86,310)	(40,430)
Accumulated other comprehensive income	38,430	45,940

Total shareholders' equity	349,300	405,160

Total liabilities and shareholders' equity	$1,428,510	$1,522,200

The accompanying notes are an integral part of these financial statements

TriMas Corporation
Consolidated Statement of Operations
(dollars in thousands, except per share amounts)

	Year ended December 31,
	2005	2004	2003
Net sales	$1,000,860	$931,400	$807,330
Cost of sales	(753,870)	(674,870)	(579,510)

Gross profit	246,990	256,530	227,820
Selling, general and administrative expenses	(159,020)	(164,280)	(158,020)
Loss on disposition of property and equipment	(690)	(1,350)	(11,030)
Impairment of assets	(2,960)	(2,380)	(7,600)

Operating profit	84,320	88,520	51,170

Other expense, net:
Interest expense	(75,210)	(67,650)	(64,780)
Other, net	(6,090)	(1,100)	(260)

Other expense, net	(81,300)	(68,750)	(65,040)

Income (loss) from continuing operations before income tax expense	3,020	19,770	(13,870)
Income tax expense	(2,010)	(5,860)	(3,300)

Income (loss) from continuing operations	1,010	13,910	(17,170)
Loss from discontinued operations, net of income tax benefit	(46,470)	(16,100)	(13,760)

Loss before cumulative effect of change in accounting principle	(45,460)	(2,190)	(30,930)
Cumulative effect of change in accounting principle, net of income tax benefit	(420)	—	—

Net loss	$(45,880)	$(2,190)	$(30,930)

Earnings (loss) per share — basic and diluted:
Continuing operations	$0.05	$0.70	$(0.85)
Discontinued operations, net of income tax benefit	(2.32)	(0.81)	(0.69)
Cumulative effect of change in accounting principle	(0.02)	—	—

Net loss per share	$(2.29)	$(0.11)	$(1.54)

Weighted average shares — basic and diluted	20,010,000	20,010,000	20,047,090

The accompanying notes are an integral part of these financial statements

TriMas Corporation

Consolidated Statement of Cash Flows

(dollars in thousands)

	Year ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net loss	$(45,880)	$(2,190)	$(30,930)
Adjustments to reconcile net loss to net cash provided by operating activities, net of acquisition impact:
Loss on dispositions of property and equipment	300	790	20,110
Impairment of assets	73,220	10,650	7,600
Depreciation and amortization	41,140	44,510	54,850
Deferred income taxes	(37,580)	(19,060)	(15,140)
Legacy stock award expense	—	—	4,830
Amortization of debt issue costs	5,050	4,730	4,120
Non-cash compensation expense	310	560	—
Net proceeds from (reductions in) sale of receivables and receivables securitization	(9,580)	47,960	—
Payment to Metaldyne to fund contractual liabilities	(2,900)	(4,610)	(6,370)
(Increase) decrease in receivables	(1,490)	(21,110)	610
(Increase) decrease in inventories	8,900	(54,130)	(1,470)
Increase in prepaid expenses and other assets	(230)	(680)	(4,110)
Increase (decrease) in accounts payable and accrued liabilities	(3,000)	31,760	8,940
Other, net	1,210	3,440	(1,680)
Cumulative effect of change in accounting principle	420	—	—

Net cash provided by operating activities	29,890	42,620	41,360

Cash Flows from Investing Activities:
Capital expenditures	(21,670)	(42,990)	(31,690)
Proceeds from sales of fixed assets	5,030	1,650	76,180
Acquisition of businesses, net of cash acquired	—	(5,500)	(205,770)

Net cash used for investing activities	(16,640)	(46,840)	(161,280)

Cash Flows from Financing Activities:
Proceeds from borrowings on senior credit facility	—	—	75,000
Repayments of borrowings on senior credit facility	(2,890)	(2,890)	(42,600)
Proceeds from borrowings on revolving credit facilities	884,450	839,320	390,700
Repayments of borrowings on revolving credit facilities	(923,010)	(826,500)	(390,700)
Issuance of notes payable	30,960	—	300
Payments on notes payable	—	(8,030)	(600)
Net proceeds from issuance of common stock	—	—	35,200
Repurchase of common stock	—	—	(20,000)
Debt issuance costs	(2,120)	(1,370)	(2,150)
Increase in Metaldyne Corporation net investment and advances	—	—	(18,890)

Net cash (used for) provided by financing activities	(12,610)	530	26,260

Cash and Cash Equivalents:
Increase (decrease) for the year	640	(3,690)	(93,660)
At beginning of year	3,090	6,780	100,440

At end of year	$3,730	$3,090	$6,780

Supplemental disclosure of cash flow information:
Cash paid for interest	$70,550	$61,650	$61,710

Cash paid for taxes	$12,630	$10,220	$8,500

The accompanying notes are an integral part of these financial statements

TriMas Corporation

Statement of Shareholders' Equity and Metaldyne Corporation Net Investment and Advances
Years Ended December 31, 2005, 2004 and 2003

(dollars in thousands)

	Metaldyne Corporation Net Investment and Advances	Common Stock	Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, December 31, 2002	$10,280	$190	$387,500	$(6,940)	$7,340	$398,370

Comprehensive income (loss):
Net income (loss)	370	—	—	(31,300)	—	(30,930)
Foreign currency translation	—	—	—	—	29,620	29,620
Minimum pension liability (net of tax of $1,200)	—	—	—	—	(2,130)	(2,130)

Total comprehensive loss	—	—	—	—	—	(3,440)

Net proceeds from issuance of common stock	—	20	35,180	—	—	35,200
Repurchase of common stock	—	(10)	(19,990)	—	—	(20,000)
Net change in Metaldyne Corporation net investments and advances	5,570	—	—	—	—	5,570
Payment to Metaldyne Corporation to acquire fasteners business	(22,710)	—	—	—	—	(22,710)
Excess of amount paid for fasteners business over net assets acquired	6,490	—	(6,490)	—	—	—
Net adjustments to reflect settlement of contractual obligations	—	—	3,670	—	—	3,670

Balances, December 31, 2003	$—	$200	$399,870	$(38,240)	$34,830	$396,660

Comprehensive income (loss):
Net loss	—	—	—	(2,190)	—	(2,190)
Foreign currency translation	—	—	—	—	12,150	12,150
Minimum pension liability (net of tax of $570)	—	—	—	—	(1,040)	(1,040)

Total comprehensive income	—	—	—	—	—	8,920

Non-cash compensation expense (net of tax of $200)	—	—	360	—	—	360
Net adjustments to reflect settlement of contractual obligations	—	—	(780)	—	—	(780)

Balances, December 31, 2004	$—	$200	$399,450	$(40,430)	$45,940	$405,160

Comprehensive income (loss):
Net loss	—	—	—	(45,880)	—	(45,880)
Foreign currency translation	—	—	—	—	(7,470)	(7,470)
Minimum pension liability (net of tax of $20)	—	—	—	—	(40)	(40)

Total comprehensive loss	—	—	—	—	—	(53,390)

Non-cash compensation expense (net of tax of $100)	—	—	210	—	—	210
Net adjustments to reflect settlement of contractual obligations	—	—	(2,680)	—	—	(2,680)

Balances, December 31, 2005	$—	$200	$396,980	$(86,310)	$38,430	$349,300

The accompanying notes are an integral part of these financial statements

TRIMAS CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.    Basis of Presentation

        TriMas Corporation ("TriMas" or the "Company"), and its consolidated subsidiaries, is a global manufacturer of products for commercial, industrial and consumer markets. During the first quarter of 2006, the Company re-aligned its operating segments and management structure to better focus its various businesses' product line offerings by industry, end customer markets and related channels of distribution. Prior period segment information has been revised to conform to the current structure and presentation.

        The Company is principally engaged in five business segments with diverse products and market channels. Packaging Systems is a manufacturer and distributor of steel and plastic closure caps, drum enclosures, rings and levers, dispensing systems for industrial and consumer markets, as well as specialty laminates, jacketings and insulation tapes used with fiberglass insulation as vapor barriers in commercial and industrial construction applications. Energy Products is a manufacturer and distributor of a variety of engines and engine replacement parts for the oil and gas industry as well as metallic and non-metallic industrial gaskets and fasteners for the petroleum refining, petrochemical and other industrial markets. Industrial Specialties designs and manufactures a diverse range of industrial products for use in niche markets within the aerospace, industrial, automotive, defense, and medical equipment markets. These products include highly engineered specialty fasteners for the aerospace industry, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gases, specialty fasteners for the automotive industry, specialty precision tools such as center drills, cutters, end mills, reamers, master gears, gages and punches, and specialty ordnance components and steel cartridge cases. RV & Trailer Products is a manufacturer and distributor of custom-engineered trailer products, brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/industrial, marine, automotive and commercial trailer markets. Recreational Accessories manufactures towing products, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories, and other accessory components which are distributed through independent installers and retail outlets.

        On May 9, 2003, the Company acquired a fasteners manufacturing business ("Fittings") from Metaldyne Corporation ("Metaldyne") for approximately $22.7 million on a debt free basis. The acquired business is a manufacturer of specialized fittings and cold-headed parts used in automotive and industrial applications. The transaction was funded by a combination of borrowings under the Company's revolving credit facility and a cash equity contribution by Heartland Industrial Partners ("Heartland"). The acquired business had revenues of approximately $16.1 million and $16.7 million in 2003 and 2002, respectively, and net assets of approximately $12.4 million and $10.3 million, respectively. Because the Company and Metaldyne are under common control of Heartland, this transaction was accounted for as a reorganization of entities under common control and, accordingly, the Company did not establish a new basis of accounting in the assets or liabilities of Fittings. The Company's reported results for prior periods have been revised to include the financial results of Fittings, including the allocation of certain charges to Fittings. The net asset amount related to Fittings is included in the Metaldyne Corporation net investment and advances balance in the accompanying balance sheet. The Guarantor note information in Note 22 has been revised to include the Fittings balances in the Guarantor column for all periods presented.

        Prior to the acquisition of Fittings from Metaldyne on May 9, 2003, the accompanying financial statements represent the combined assets and liabilities and results of operations of TriMas and

Fittings. Subsequent to May 9, 2003, the financial position and results of operations of the Company and its subsidiaries are presented on a consolidated basis.

        During the fourth quarter of 2005, the Company committed to a plan to sell our industrial fastening business. The industrial fastening business consists of three locations: Wood Dale, Illinois, Frankfort, Indiana and Lakewood, Ohio. Our industrial fasteners business is presented as discontinued operations and assets held for sale. During the second quarter of 2006, the Company sold its asphalt-coated paper line of business, which was part of our Packaging Systems operating segment. The results of our asphalt-coated paper business are reported as discontinued operations for all periods presented. See Note 5, "Discontinued Operations and Assets Held for Sale."

2.    Recapitalization

        On June 6, 2002, the Company, Metaldyne and Heartland entered into a stock purchase agreement under which Heartland and other co-investors invested $265.0 million in the Company to acquire approximately 66% of the Company's common stock on a fully diluted basis. To effect the transactions contemplated by the stock purchase agreement, the Company also entered into a senior credit facility consisting of a $150.0 million revolving credit facility, a $260.0 million term loan facility and a $125.0 million receivables securitization facility, and issued senior subordinated debentures with a face value of $352.8 million. The Company declared and paid a dividend to Metaldyne of $840.0 million in the form of cash, retirement of debt owed by TriMas to Metaldyne or attributed to TriMas under the Metaldyne credit agreement and repurchase of TriMas originated receivables balances under the Metaldyne receivables facility. TriMas was released from all obligations under the Metaldyne credit agreement in connection with the common stock issuance and related financing transactions. Under the terms of the stock purchase agreement, Metaldyne retained shares of the Company's common stock valued at $120.0 million and received a warrant to purchase 750,000 shares of common stock at par value of $.01 per share, valued at $15.0 million. At December 31, 2005, this warrant had not been exercised. At December 31, 2005, Metaldyne owned 21.3% of the Company's common stock on a fully diluted basis.

        This transaction was also accounted for as a reorganization under common control and, accordingly, the Company has not established a new basis of accounting in its assets or liabilities. Additional adjustments to paid-in capital related to Metaldyne's investment in the Company have been recorded to reflect finalization of certain estimated amounts at the transaction closing date.

3.    Summary of Significant Accounting Policies

        Principles of Consolidation.    As more fully described in Note 1, the accompanying financial statements include the accounts and transactions of TriMas and its wholly-owned subsidiaries. Significant intercompany transactions have been eliminated.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and other intangibles, valuation allowances for receivables, inventories and deferred income tax assets, reserves for legal and product liability matters and assets and obligations related to employee benefits. Actual results may differ from such estimates and assumptions.

        Revenue Recognition.    Revenues from product sales, except products shipped on a consignment basis, are recognized when products are shipped or services are provided to customers, the customer takes ownership and assumes risk of loss, the sales price is fixed and determinable and collectability is reasonably assured. Net sales is comprised of gross revenues less estimates of expected returns, trade discounts and customer allowances, which include incentives such as cooperative advertising agreements, volume discounts and other supply agreements in connection with various programs. Such deductions are recorded during the period the related revenue is recognized. For products shipped on a consignment basis, revenue is recognized when the customer provides notice of end product use or sale.

        Cost of Sales.    Cost of sales includes material, labor and overhead costs incurred in the manufacture of products sold in the period. Material costs include raw material, purchased components, outside processing and inbound freight costs. Overhead costs consist of variable and fixed manufacturing costs, wages and fringe benefits, and purchasing, receiving and inspection costs.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses include the following: costs related to the advertising, sale, marketing and distribution of our products, shipping and handling costs, amortization of customer intangible assets, costs of finance, human resources, and legal functions, executive management costs, and other administrative expenses.

        Cash and Cash Equivalents.    The Company considers cash on hand and on deposit and investments in all highly liquid debt instruments with initial maturities of three months or less to be cash and cash equivalents.

        Receivables.    Receivables are presented net of allowances for doubtful accounts of approximately $5.7 million and $5.3 million at December 31, 2005 and 2004, respectively. The Company monitors its exposure for credit losses and maintains allowances for doubtful accounts based upon the Company's best estimate of probable losses inherent in the accounts receivable balances. The Company does not believe that significant credit risk exists due to its diverse customer base.

        Inventories.    Inventories are stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Direct materials, direct labor and allocations of variable and fixed manufacturing-related overhead are included in inventory cost.

        Property and Equipment.    Property and equipment additions, including significant improvements, are recorded at cost. Upon retirement or disposal of property and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in the accompanying statement of operations. Repair and maintenance costs are charged to expense as incurred.

        Depreciation and Amortization.    Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets. Annual depreciation rates are as follows: buildings and buildings/land improvements, 10 to 40 years, and machinery and equipment, 3 to 15 years. Capitalized debt issuance costs are amortized over the underlying terms of the related debt securities.

Customer relationship intangibles are amortized over periods ranging from 6 to 40 years, while technology and other intangibles are amortized over periods ranging from 1 to 30 years.

        Impairment of Long-Lived Assets.    In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically reviews the financial performance of each business unit for indicators of impairment. An impairment loss is recognized when the carrying value of a long-lived asset exceeds its fair value.

        Goodwill and Other Intangibles.    The Company accounts for goodwill as required under Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." The Company tests goodwill and indefinite-lived intangibles for impairment on an annual basis, unless a change in business conditions occurs which requires a more frequent evaluation, by comparison of estimated fair value to carrying value. In assessing the recoverability of goodwill and indefinite-lived intangibles, we estimate the fair value of each reporting unit using the present value of expected future cash flows and other valuation measures. We then compare this estimate of fair value with the reporting unit's net asset carrying value. If carrying value exceeds fair value, then a possible impairment of goodwill exists and further evaluation is performed. Goodwill is evaluated for impairment annually as of December 31 using management's operating budget and five-year forecast to estimate expected future cash flows. However, projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expense, projected capital expenditures, changes in working capital and the appropriate discount rate. At December 31, 2005, fair value was determined based upon the expected future cash flows of our reporting units discounted at our weighted aver-age cost of capital of 10.0% and estimated residual growth rates ranging from 3% to 4%. Our estimates of expected future cash flows will be affected by future operating performance, as well as general economic conditions, costs of raw materials, and other factors which are beyond the Company's control. Of our reporting units, RV & Trailer Products and Recreational Accessories are most sensitive to and likely to be impacted by an adverse change in assumptions. Considerable judgment is involved in making these determinations, and the use of different assumptions could result in significantly different results. For example, an approximate 50 basis points change in the discount rates or an approximate 5% reduction in estimated cash flows would result in a further impairment analysis as required by SFAS No. 142. While we believe our judgments and estimates are reasonable and appropriate, if actual results differ significantly from our current estimates, we could experience an impairment of goodwill that may be required to be recorded in future periods.

        The Company recognizes an impairment loss if the carrying amount of other intangibles and long-lived assets is not recoverable from the assets' undiscounted cash flows. The Company reviews annually the status of customers underlying its customer relationship intangibles and records a write-off when facts and circumstances conclusively indicate that a specific customer relationship is lost. The Company tests other intangibles for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that their carrying amount may not be recoverable. The factors considered by management in performing this assessment include current operating results, business prospects, market trends, potential product obsolescence, competitor activities and other economic factors.

        Fair Value of Financial Instruments.    Statement of Financial Accounting Standards No. 107 (SFAS No. 107), "Disclosures about Fair Value of Financial Instruments," requires disclosures about the fair value of all financial instruments, whether or not recognized in the balance sheet. The carrying value of financial instruments reported in the balance sheet for current assets and current liabilities approximates fair value. Management believes the carrying value of the term loan debt approximates fair value, based on market comparisons to debt instruments of like kind and quality, while the senior subordinated notes traded at an approximate 17.5% discount below par value as of December 31, 2005.

        Foreign Currency Translation.    The financial statements of subsidiaries located outside of the United States ("U.S.") are measured using the currency of the primary economic environment in which they operate as the functional currency. Net foreign currency transaction gains (losses) were approximately $(2.3) million, $0.7 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, and are included in other expense, net in the accompanying statement of operations. When translating into U.S. dollars, income and expense items are translated at average monthly exchange rates and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred as a component of accumulated other comprehensive income (loss) in the statement of shareholders' equity and Metaldyne Corporation net investment and advances.

        Self-insurance.    The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, health and welfare claims and comprehensive general, product and vehicle liability. The Company is generally responsible for up to $0.5 million per occurrence under its retention program for workers' compensation, between $0.3 million and $2.0 million per occurrence under its retention programs for comprehensive general, product and vehicle liability, and has a $0.3 million per occurrence stop-loss limit with respect to its self-insured group medical plan. Total insurance limits under these retention programs vary by year for comprehensive general, product and vehicle liability and extend to the applicable statutory limits for workers' compensation. Reserves for claims losses, including an estimate of related litigation defense costs, are recorded based upon the Company's estimates of the aggregate liability for claims incurred using actuarial assumptions about future events. Changes in assumptions for factors such as medical costs and actual experience could cause these estimates to change.

        Pension Plans and Postretirement Benefits Other Than Pensions.    Annual net periodic pension expense and benefit liabilities under defined benefit pension plans are determined on an actuarial basis. Assumptions used in the actuarial calculations have a significant impact on plan obligations and expense. Annually, the Company reviews the actual experience compared to the more significant assumptions used and makes adjustments to the assumptions, if warranted. The healthcare trend rates are reviewed with the actuaries based upon the results of their review of claims experience. Discount rates are based upon an expected benefit payments duration analysis and the equivalent average yield rate for high-quality fixed-income investments. Pension benefits are funded through deposits with trustees and the expected long-term rate of return on fund assets is based upon actual historical returns modified for known changes in the market and any expected change in investment policy. Postretirement benefits are not funded and it is the Company's policy to pay these benefits as they become due.

        Shipping and Handling Expenses.    Freight costs are included in cost of sales and shipping and handling expenses of Recreational Accessories' distribution network are included in the selling, general and administrative category in the accompanying statement of operations. Shipping and handling costs included in selling, general and administrative accounts were $4.4 million, $5.0 million and $6.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

        Advertising and Sales Promotion Costs.    Advertising and sales promotion costs are expensed as incurred. Advertising costs were $10.0 million, $11.1 million and $9.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

        Research and Development Costs.    Research and development ("R&D") costs are expensed as incurred and were approximated $0.9 million, $1.5 million and $1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

        Earnings Per Share.    Basic and diluted earnings per share amounts are determined in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings per Share," and were computed using weighted average shares outstanding for the years ended December 31, 2005, 2004 and 2003. Options and warrants to purchase approximately 2,696,123, 2,576,117 and 2,467,567 shares of common stock were outstanding at December 31, 2005, 2004 and 2003, respectively, but were excluded from the computation of net loss per share because to do so would have been antidilutive for the periods presented.

        Stock-based Compensation.    Statement of Financial Accounting Standards No. 148 (SFAS No. 148), "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," the Company continues to account for stock-based employee compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

        During 2005, the Company recorded approximately $0.3 million in non-cash compensation expense related to stock options issued with exercise prices below the Company's estimate of fair value of the underlying stock. This non-cash compensation expense is recorded in selling, general and administrative expenses in the accompanying statement of operations.

        The following table illustrates the effect on continuing operations net income (loss) and earnings (loss) per share if the Company had adopted the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands, except for per share amounts)
Continuing operations income (loss), as reported	$1,010	$13,910	$(17,170)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	210	360	—
Deduct: Stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(1,110)	(1,170)	(930)

Pro-forma net income (loss) attributed to common stock	$110	$13,100	$(18,100)

Net income (loss) per share—basic and diluted:
Continuing operations, as reported	$0.05	$0.70	$(0.85)

Continuing operations, pro forma for stock-based compensation	$0.01	$0.65	$(0.90)

        The following table illustrates the effect on net loss and loss per share if the Company had adopted the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands, except for per share amounts)
Net loss, as reported	$(45,880)	$(2,190)	$(30,930)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	210	360	—
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards, net of related tax effects	(1,110)	(1,170)	(930)

Pro forma net loss attributed to common stock	$(46,780)	$(3,000)	$(31,860)

Net loss per share—basic and diluted:
Net loss per share, as reported	$(2.29)	$(0.11)	$(1.54)

Net loss per share, pro forma for stock-based compensation	$(2.34)	$(0.15)	$(1.59)

        Income Taxes.    TriMas computes income taxes using the asset and liability method, whereby deferred income taxes using current enacted tax rates are provided for the temporary differences between the financial reporting basis and the tax basis of TriMas' assets and liabilities.

        Asset Retirement Obligations.    In the fourth quarter 2005, we adopted FASB Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations," which clarifies the term conditional asset retirement obligation as used in FASB Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." The Company adopted

FIN 47 as of December 31, 2005 and recorded a cumulative effect of a change in accounting principle of approximately $0.4 million, net of income tax benefit of $0.3 million. Pro forma balance sheet information has not been provided as the impact to the balance sheet is not material.

        Reclassifications.    Certain prior year amounts have been reclassified to conform with the current year presentation.

4.    New Accounting Pronouncements

        In May of 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS No. 154) "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3," which requires retrospective application to prior periods' financial statements for accounting for and reporting of voluntary changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived assets be accounted for as a change in accounting estimate. Application of this Statement will be required for all changes made after December 15, 2005.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)), "Share-Based Payment," which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123(R), the transition methods include prospective and retroactive adoption options. The Company has evaluated the requirements of SFAS No. 123(R) and does not expect the adoption of this standard to have a material effect on its financial condition or results of operations.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS No. 151), "Inventory Costs—an amendment of Accounting Research Bulletin No. 43, Chapter 4," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company has evaluated the potential impact of the adoption of SFAS No. 151 and does not anticipate the adoption to have a material effect on its financial condition or results of operations.

        In May 2004, FASB Staff Position (FSP) FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," was issued to provide guidance on the accounting effects of the Act. Based upon the guidance of FAS 106-2, the Company estimates that the federal subsidy included in the Act resulted in an approximate $0.8 million reduction in the postretirement benefit obligation and does not significantly change the 2005 post-retirement expense.

        In May 2004, the FASB issued FASB Staff Position (FSP) FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of

2004," which provides guidance under Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act, enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain non-U.S. earnings repatriated in 2005. The Company finalized its analysis during the third quarter 2005 and executed its plans during the fourth quarter of 2005. The Company made a dividend distribution of approximately $55.8 million from accumulated earnings and profits. Prior to 2005, the Company had provided for applicable federal taxes of approximately $3.1 million on the anticipated repatriation of foreign earnings. The 2005 dividend resulted in the Company recording an additional tax expense of approximately $0.4 million in the current year related to federal taxes on foreign accumulated earnings and profits.

5.    Discontinued Operations and Assets Held for Sale

        In the fourth quarter of 2005, the Board of Directors authorized management to move forward with its plan to sell the Company's industrial fasteners business. Accordingly, our industrial fasteners business is reported as discontinued operations. A non-cash impairment charge in the amount of $41.6 million, net of income tax benefit of $28.7 million, was recorded to write-down the net assets of our industrial fasteners business to estimated fair value. During the second quarter of 2006, the Company sold its asphalt-coated paper line of business, which was part of our Packaging Systems operating segment. The results of our asphalt-coated paper business are reported as discontinued operations for all periods presented. The Company recorded a loss on the sale of this business in the second quarter of 2006.

        Results of discontinued operations are summarized as follows:

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands)
Net sales	$108,140	$113,760	$98,070
Loss from discontinued operations before income tax benefit	$(79,060)	$(26,250)	$(22,650)
Income tax benefit	32,590	10,150	8,890

Loss from discontinued operations net of income tax benefit	$(46,470)	$(16,100)	$(13,760)

        Assets and liabilities of the discontinued operations are summarized as follows:

	Year ended December 31,
	2005	2004
	(dollars in thousands)
Receivables, net	$14,500	$19,550
Inventories, net	22,690	25,820
Prepaid expenses and other assets	1,990	46,830
Property and equipment, net	7,550	21,660

Total assets of discontinued operations held for sale	$46,730	$113,860

Accounts payable	$14,080	$17,560
Accrued liabilities and other	24,330	11,250

Total liabilities of discontinued operations	$38,410	$28,810

6.    Acquisitions

        On January 29, 2004, the Company acquired all of the capital stock of Theodore Bargman Company ("Bargman") for approximately $5.5 million. Bargman had revenues of approximately $12.8 million in 2003 and net assets of approximately $3.1 million as of the acquisition date. Bargman is a manufacturer of lighting products, electrical accessories, access doors, locks and latches for the recreational vehicle market. The acquisition of Bargman, which is included as part of RV & Trailer Products' business segment operations, provides additional opportunities to strengthen this segment's presence in lighting accessories sold to the RV market. The impact of the Bargman acquisition is not significant to the Company's operations.

        On January 30, 2003, the Company acquired all of the capital stock of HammerBlow Acquisition Corp. ("HammerBlow"), from 2000 Riverside Capital Appreciation Fund, L.P. and other stockholders of HammerBlow for $145.2 million (including the Company's previous investment of $9.0 million). Of this amount, $7.2 million, net of the purchase price, was deferred and paid in January 2004. HammerBlow is a manufacturer and distributor of towing, trailer and other vehicle accessories throughout North America and the purchase includes The HammerBlow Corporation, Hidden Hitch, Tekonsha Towing Systems ("Tekonsha") and Sure Pull Towing Systems ("SurePull"). HammerBlow acquired Tekonsha and SurePull from Dana Corporation on November 21, 2002.

        On February 21, 2003, the Company acquired Highland Group Industries ("Highland") from the shareholders and option holders of Highland and FNL Management Corp. The total consideration paid was $73.5 million. Highland is a market-leading supplier of cargo management products and a full line supplier of vehicle protection products, specializing in products that help people safely load, anchor, secure, tow, carry, trailer and organize cargo, as well as protect the vehicle and its cargo area.

        The acquisitions of HammerBlow and Highland are included as part of the business segment operations of Recreational Accessories and RV & Trailer Products and provide additional opportunities to leverage new product extensions and innovations in our towing and trailering products businesses with customers in new markets through enhanced brand awareness and distribution, particularly in the end consumer retail channel.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition dates:

	HammerBlow	Highland	Total
	(dollars in thousands)
Current assets	$35,420	$18,530	$53,950
Property and equipment	19,840	5,980	25,820
Other intangible assets	46,590	18,500	65,090
Goodwill	79,140	43,260	122,400
Deferred taxes and other	2,380	1,280	3,660

Total assets acquired	183,370	87,550	270,920

Current liabilities	22,030	3,140	25,170
Deferred tax liabilities	16,090	10,870	26,960

Total liabilities assumed	38,120	14,010	52,130

Net assets acquired	$145,250	$73,540	$218,790

        The estimated fair values of inventories acquired were increased $4.0 million from historical amounts, which was included in cost of sales during 2003. Of the $65.1 million of acquired other intangible assets, $46.8 million was assigned to Customer Relationships with a useful life of 15 years, $13.5 million was assigned to Trademarks with an indefinite life and the remaining $4.8 million was assigned to Technology and Other with useful lives ranging from 7 to 10 years.

        The results of these acquisitions are included in the Company's December 31, 2003 financial statements from the respective dates of acquisition. The following selected unaudited pro forma combined results of operations for the Company, HammerBlow and Highland have been prepared assuming that the acquisitions occurred at the beginning of the respective periods. The selected unaudited pro forma combined results are based on the historical information for TriMas and Highland and pro forma combined results of operations for HammerBlow assuming that the acquisitions of Tekonsha and SurePull occurred at the beginning of the period. The pro forma financial information is not necessarily indicative of the combined results of operations that would have been attained had the acquisitions taken place at the beginning of 2003, nor are they indicative of future results. The expense associated with the step-up in basis of inventory has been excluded as it is not a recurring expense.

	Year ended December 31, 2003
	As Reported	Pro Forma
	(unaudited)
(dollars in thousands, except per share amounts from continuing operations)
Net sales	$807,330	$823,750
Operating profit	51,170	55,970
Net loss	(17,170)	(14,930)
Loss per share:
Basic and diluted, as reported	(0.85)	(0.74)
Weighted average common shares	20,047,090	—

        In addition, the Company completed two minor asset acquisitions during 2003, one each in the RV & Trailer Products and Industrial Specialties business segments. The impact of the acquisitions to the Company's reported results is not material.

7.    Goodwill and Other Intangible Assets

        The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis using a measurement date of December 31, unless a change in business conditions occurs which requires a more frequent evaluation. In assessing the recoverability of goodwill and indefinite-lived intangible assets, the Company estimates the fair value of each reporting unit and compares it to the net asset carrying values. Similarly, the Company also reviews definite-lived intangible assets on an annual basis, or more frequently if events or changes in circumstances indicate that their carrying values may not be recoverable.

        During the fourth quarter of 2003, the Company recorded a non-cash, after-tax goodwill impairment charge of $7.6 million related to the Company's precision cutting tools business within the Industrial Specialties segment. In 2003, this business experienced a lack of growth in end markets for its products. Sales, earnings and cash flow forecasts included in the Company's five year plan as of December 31, 2003 were revised, resulting in the goodwill impairment loss. The charge is included in determining operating profit in the accompanying statement of operations.

        Changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

	Packaging Systems	Energy Products	Industrial Specialties	RV & Trailer Products	Recreational Accessories	Total
	(dollars in thousands)
Balance, December 31, 2003	$183,470	$45,840	$63,920	$208,220	$155,550	$657,000
Reversal of restructuring reserves established in purchase accounting, net of tax and other adjustments	—	—	(210)	(30)	(1,250)	(1,490)
Adjustment to tax contingencies established in purchase accounting	—	—	(530)	(6,250)	(750)	(7,530)
Foreign currency translation and other	4,770	(440)	—	3,000	770	8,100

Balance, December 31, 2004	188,240	45,400	63,180	204,940	154,320	656,080
Reversal of restructuring reserves established in purchase accounting, net of tax	—	—	—	(220)	(160)	(380)
Adjustment to tax contingencies established in purchase accounting	(1,370)	(350)	(460)	(890)	(1,220)	(4,290)
Foreign currency translation and other	(7,520)	150	—	(110)	850	(6,630)

Balance, December 31, 2005	$179,350	$45,200	$62,720	$203,720	$153,790	$644,780

        The gross carrying amounts and accumulated amortization for the Company's other intangibles as of December 31, 2005 and 2004 are summarized below. The Company amortizes these assets over periods ranging from 1 to 40 years.

	As of December 31, 2005		As of December 31, 2004
Intangible Category by Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Customer relationships:
6–12 years	$26,500	$(13,330)	$26,500	$(10,710)
15–25 years	104,360	(22,660)	104,740	(16,970)
40 years	67,580	(8,600)	67,310	(6,990)

Total customer relationships	198,440	(44,590)	198,550	(34,670)

Technology and other:
1–15 years	25,900	(13,790)	25,060	(12,690)
17–30 years	39,300	(8,950)	38,720	(4,610)

Total technology and other	65,200	(22,740)	63,780	(17,300)

Trademark/Trade names	63,350	(4,440)	62,640	(3,800)

	$326,990	$(71,770)	$324,970	$(55,770)

        Effective January 1, 2004, in conjunction with estimating useful lives and valuing identified intangible assets acquired in the acquisition of HammerBlow and Highland, the Company also reviewed the estimated useful lives of its existing trademarks/trade names. Because it is the Company's intent to maintain and continue to support, develop and market these trademarks/trade names in the future, the Company revised the useful life of such trademarks/trade names from 40 years to an indefinite life, and discontinued amortization of these intangibles prospectively. Had these intangible assets not been amortized in prior years, annual amortization expense would have been reduced approximately $1.4 million.

        Amortization expense related to technology and other intangibles was approximately $4.8 million, $6.1 million and $4.3 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in cost of sales in the accompanying statement of operations. Amortization expense related to customer intangibles was approximately $10.4 million, $13.4 million and $20.8 million for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in selling, general and administrative expense in the accompanying statement of operations. Amortization expense related to trademarks and trade names was approximately $1.2 million for the year ended December 31, 2003 and is included in selling, general and administrative expense in the accompanying statement of operations. Included in these amounts are non-cash charges of $0.4 million, $0.6 million and $5.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, to write off customer relationship intangibles, as the Company no longer maintains a sales relationship with several customers as a result of business or other financial considerations.

        Estimated amortization expense for the next five fiscal years beginning after December 31, 2005 is as follows: 2006—$13.8 million; 2007—$13.8 million; 2008—$13.1 million; 2009—$13.0 million, and; 2010—$12.3 million.

8.    Restructurings

        The Company adopted restructuring plans and established purchase accounting and restructuring reserves at certain of its business units. Activity related to these plans and spending against such reserves during the years ended December 31, 2005 and 2004 are summarized below:

	Severance	Closure Costs and Other	Total
	(dollars in thousands)
Reserve at December 31, 2003	$5,140	$1,380	$6,520
Establishment of reserves	2,190	—	2,190
Cash payments	(4,250)	(210)	(4,460)
Non-cash reversal of reserves	(2,060)	(640)	(2,700)

Reserve at December 31, 2004	1,020	530	1,550
Establishment of reserves	1,220	—	1,220
Cash payments	(1,760)	(380)	(2,140)
Non-cash reversal of reserves	(180)	(130)	(310)

Reserve at December 31, 2005	$300	$20	$320

        Of the $1.2 million and $2.2 million reserves established during 2005 and 2004, $0.3 million and $1.3 million is included in cost of sales, respectively. For the years 2005 and 2004, $0.9 million is included in selling, general and administrative expense in the accompanying statement of operations.

        During the fourth quarter of 2005, the Company implemented actions to close two facilities within our RV & Trailer Products and Recreational Accessories segments. In the first instance we closed our Albion, Indiana wiring facility and relocated these operations to our facilities in Reynosa, Mexico. We also closed our Sheffield, Pennsylvania distribution/manufacturing facility and consolidated distribution activities in our South Bend, Indiana distribution center and outsourced the manufacturing activities to third party suppliers. Severance costs accrued at December 31, 2005 and expected to be paid in 2006 related to these actions approximated $0.1 million.

        During the second quarter of 2005, the Company's Recreational Accessories and RV & Trailer Products segments rationalized certain back office engineering, marketing and general and administrative support personnel at certain of its locations, resulting in the elimination of approximately 30 positions as of June 30, 2005. The severance costs were fully paid by the end of the fourth quarter of 2005.

        In addition, during the second quarter of 2005, the Company fulfilled all obligations arising from its restructuring plan resulting from the acquisition of Metaldyne by Heartland in November 2000. As a result, the Company recorded a non-cash reduction in its restructuring reserve of approximately $0.3 million. The Company also recorded a non-cash reduction of approximately $0.3 million in the purchase accounting restructuring reserve related to the acquisition of HammerBlow, which was acquired in the first quarter of 2003. The after-tax amount of each of these non-cash reductions in reserves was recorded as a reduction to goodwill.

        During the second quarter of 2004, the Company adopted a plan to cease manufacturing operations at a facility within the Recreational Accessories segment and convert the facility into a distribution center. The manufacturing operations were consolidated into an existing facility. This action resulted in the elimination of approximately 70 positions, of which approximately 60 were eliminated as of December 31, 2004. The severance and facility costs are expected to be fully paid by the end of the second quarter of 2006.

        During the second quarter of 2003, the Company adopted a plan to close one additional manufacturing facility within its industrial fasteners operations, which are reported as discontinued operations and assets held for sale and consolidate those operations into the remaining manufacturing facilities. These actions resulted in the elimination of approximately 160 positions. Additional severance amounts were added to the restructuring reserve during 2004 and 2005 as certain employees earned additional severance benefits based on contingency arrangements in their severance agreements. The remaining severances were paid out in the fourth quarter of 2005.

        Also during the second quarter of 2003, the Company's Energy Products segment adopted a plan to centralize certain gasket applications and distribution activities within a single facility. In addition, the group rationalized the back office general and administrative support within certain of its branch service centers. These actions resulted in the elimination of approximately 70 positions during 2003. The remaining severance amounts are expected to be paid through the first quarter of 2006.

9.    Accounts Receivable Securitization

        As part of the June 2002 financing transactions, TriMas established a receivables securitization facility and organized TSPC, Inc. ("TSPC"), a wholly-owned subsidiary, to sell trade accounts receivable of substantially all domestic business operations. TSPC from time to time may sell an undivided fractional ownership interest in the pool of receivables up to approximately $125.0 million to a third party multi-seller receivables funding company. The net proceeds of sales are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs, which amounted to a total of $3.9 million, $1.9 million and $1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005 and 2004, the Company's funding under the facility was approximately $37.3 million and $48.0 million, respectively, with an additional $16.1 million and $0.2 million, respectively, available but not utilized. When the Company sells receivables under this arrangement, the Company retains a subordinated interest in the receivables sold. The retained interest in receivables sold is included in receivables in the accompanying balance sheet and approximated $65.3 million and $70.1 million at December 31, 2005 and 2004, respectively. The usage fee under the facility is 1.35%. In addition, the Company is required to pay a fee of 0.5% on the unused portion of the facility. This facility expires on December 31, 2007.

        The financing costs are determined by calculating the estimated present value of the receivables sold compared to their carrying amount. The estimated present value factor is based on historical collection experience and a discount rate representing a spread over LIBOR as prescribed under the terms of the securitization agreement. As of December 31, 2005 and 2004, the financing costs were based on an average liquidation period of the portfolio of approximately 1.4 months in both 2005 and 2004, and an average discount rate of 3.3% and 3.5%, at December 31, 2005 and 2004, respectively.

        In December 2005, the Company sold an undivided interest in approximately $1.1 million of accounts receivable under a factoring arrangement at three of its European subsidiaries. These transactions were accounted for as a sale and the receivables were sold at a discount from face value of approximating 3.6%.

        In addition, in the first quarter of 2005, the Company sold an undivided interest in approximately $17.0 million of accounts receivable of one of its businesses not a party to the receivables securitization facility to a third party. The transaction was accounted for as a sale and the receivables were sold at a discount from face value approximating 1.25%. Costs associated with the transaction were approximately $0.3 million and are included in other, net in the accompanying consolidated statement of operations.

10.    Inventories

        Inventories consist of the following components:

	December 31, 2005	December 31, 2004
	(dollars in thousands)
Finished goods	$69,080	$77,100
Work in process	19,300	21,020
Raw materials	60,070	56,100

Total inventories	$148,450	$154,220

11.    Property and Equipment, Net

        Property and equipment consists of the following components:

	December 31, 2005	December 31, 2004
	(dollars in thousands)
Land and land improvements	$3,610	$4,870
Buildings	44,440	53,030
Machinery and equipment	206,090	189,470

	254,140	247,370
Less: Accumulated depreciation	89,890	70,420

Property and equipment, net	$164,250	$176,950

        Depreciation expense was approximately $21.9 million, $20.6 million and $22.1 million for the years ended December 31, 2005, 2004 and 2003.

        In 2005, the Company recorded an impairment charge of approximately $3.0 million in accordance with the provisions of Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This charge relates to the write-down of the net book value of land, building and certain equipment within the RV & Trailer Products and Recreational Accessories segments in connection with the closing of the Bargman ($0.3 million) and Sheffield and Elkhart ($2.7 million) facilities, respectively.

        In the fourth quarter of 2004, the Company recorded an impairment charge of approximately $2.4 million in accordance with the provisions of SFAS No. 144. Of this amount, approximately $2.3 million related to the write-down of a building and certain equipment as a result of the consolidation of two existing facilities within the Packaging Systems segment into a single facility. This consolidation activity was initiated as a result of a 2003 restructuring plan and was completed during the fourth quarter of 2004.

12.    Accrued Liabilities

	December 31, 2005	December 31, 2004
	(dollars in thousands)
Self-insurance	$15,500	$14,830
Vacation, holiday and bonus	14,820	15,480
Other	32,480	31,460

Total accrued liabilities	$62,800	$61,770

13.    Long-term Debt

        The Company's long-term debt consists of the following at December 31, 2005 and 2004:

	December 31, 2005	December 31, 2004
	(dollars in thousands)
Bank debt	$260,350	$301,710
Non-U.S. bank debt	30,960	—
9 7/8% subordinated notes, due June 2012	436,370	436,210
Other	—	100

	727,680	738,020
Less: Current maturities, long-term debt	13,820	2,990

Long-term debt	$713,860	$735,030

Bank Debt

        The Company is a party to a credit facility ("Credit Facility") with a group of banks consisting of a $335.0 million term loan which matures December 31, 2009. As of December 31, 2005 and 2004, $260.3 million and $301.7 million, respectively, were outstanding. The Company amended the Credit Facility on December 17, 2003, December 21, 2004, September 29, 2005 and December 20, 2005 principally to modify certain restrictive financial covenants and to allow our foreign subsidiaries to incur debt. The term loan is payable in quarterly installments of approximately $0.650 million. In addition to the term loan, the Credit Facility includes an uncommitted incremental term loan of $125.0 million and a senior revolving credit facility of up to $150.0 million, including up to $100.0 million for one or more permitted acquisitions, which matures December 31, 2007. The Credit Facility allows the Company to issue letters of credit, not to exceed $45.0 million in aggregate, against revolving credit facility commitments. At December 31, 2005 and 2004, the Company had letters of credit of approximately $43.7 million and $27.1 million, respectively, issued and outstanding. The Company pays a commitment fee, ranging from 0.50% to 0.75%, with respect to unused principal commitments, net of letters of credit issued, under the Credit Facility. The obligations under the Credit Facility are collateralized by substantially all of the Company's assets and unconditionally and irrevocably guaranteed jointly and severally by TriMas Corporation, the parent company, and each of the borrower's existing and subsequently acquired or organized domestic subsidiaries, other than TSPC, pursuant to the terms of a separate guarantee agreement. Although no foreign subsidiaries are currently borrowers under the Credit Facility, such entities may borrow under the facility in the future.

        Borrowings under the Credit Facility bear interest at the Company's option at either a base rate used by JPMorgan Chase Bank, plus an applicable margin, or a Eurodollar rate on deposits for one, two, three or six month periods (or nine or twelve month periods if, at the time of the borrowing, all lenders agree to make such a duration available), plus an applicable margin. The applicable margin on borrowings is subject to change, depending on the Company's Leverage Ratio, as defined, and is 2.50% on base rate loans and 3.50% on Eurodollar loans at December 31, 2005. The effective interest rate on Credit Facility borrowings was 8.03% and 5.69% at December 31, 2005 and 2004, respectively.

        The bank debt is an obligation of subsidiaries of the Company. Although the Credit Facility does not restrict the Company's subsidiaries from making distributions to it in respect of the exchange notes, it does contain certain other limitations on the distribution of funds from TriMas Company LLC, the principal subsidiary, to the Company. The restricted net assets of the guarantor subsidiaries of approximately $757.5 million and $812.8 million at December 31, 2005 and 2004, respectively, are presented in the financial information in Note 22. The Credit Facility contains negative and affirmative covenants and other requirements affecting the Company and its subsidiaries, including among others: restrictions on incurrence of debt, except for permitted acquisitions and subordinated indebtedness, liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions greater than $90.0 million if sold at fair market value, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements and amendments to charters, by-laws and other material documents. The Credit Facility also requires the Company and its subsidiaries to meet certain restrictive financial covenants and ratios computed quarterly, including a leverage ratio (total consolidated indebtedness plus outstanding amounts under the accounts receivable securitization facility over consolidated EBITDA, as defined), interest expense ratio (consolidated EBITDA, as defined, over cash interest expense, as defined) and a capital expenditures covenant. The Company was in compliance with its covenants at December 31, 2005 and 2004.

        At December 31, 2005, we had $4.1 million outstanding under our revolving Credit Facility and had an additional $102.2 million potentially available to us after giving effect to approximately $43.7 million of letters of credit issued to support our ordinary course needs. However, after consideration of leverage restrictions contained in our Credit Facility, only $51.0 million of borrowing capacity is available to us under our revolving Credit Facility and accounts receivable securitization facility for general corporate purposes.

Non-U.S. Bank Debt

        In the fourth quarter of 2005, three of the Company's foreign subsidiaries entered into debt agreements with their local banks, in connection with the Company's plan to repatriate funds from certain of its foreign subsidiaries in accordance with Internal Revenue Code §965 and the American Jobs Creation Act of 2004. As part of the repatriation transactions, the Company, through certain of its foreign subsidiaries, incurred additional debt of approximately $31.0 million, the aggregate proceeds of which were repatriated to the U.S. and used to pay down the outstanding balance of the bank debt.

        In the United Kingdom we entered into a revolving debt agreement in the amount of $6.7 million at a rate of 1.2% above the bank's base rate, which was 5.7% at December 31, 2005, and expiring October 31, 2006. The debt is secured by the Company's letter of credit as mentioned above.

        In Italy we entered into a debt agreement in the amount of $5.9 million at a rate of 0.75% above the EURIBOR (Euro Interbank Offered Rate) rate, which was 3.22% at December 31, 2005 and will be recalculated every three months. The debt agreement has a term of seven years and is secured by the land and buildings of the business unit.

        In Australia we entered into a debt agreement in the amount of $20.0 million. The $20.0 million is based on 30, 60 or 90 day revolver terms. At December 31, 2005, $16.9 million was drawn at 90 day rates and $1.5 million was drawn at 30 day rates, which were 5.94% and 5.89%, respectively. This debt agreement matures December 31, 2010 and is secured by substantially all the assets of the Company's Cequent Australia business unit. In addition to securing the assets, the business unit must also meet certain financial ratio and reporting covenants on an annual basis.

Notes

        The Company issued two tranches of its 9 7/8% senior subordinated notes due 2012 pursuant to its bond indenture dated June 6, 2002 ("Notes"). In June 2002, the Company issued $352.8 million face value of Notes at a discount of $2.7 million. In December 2002, the Company issued an additional $85.0 million face value of Notes at a premium of $0.9 million. In each instance, the Notes were issued in a private placement under Rule 144A of the Securities Act of 1933, as amended. These Notes were subsequently registered pursuant to registration statements that were declared effective in February 2003 and July 2003, respectively. The Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt, including amounts outstanding under the Credit Facility. The Notes are pari passu in right of payment with all existing and future unsecured senior subordinated indebtedness and are unconditionally guaranteed by all of the Company's domestic subsidiaries that are direct borrowers under the Credit Facility. Interest on the Notes accrues at the rate of 9 7/8% per annum and is payable semi-annually in arrears on June 15 and December 15. At December 31, 2005, the unamortized discount was $2.1 million and the unamortized premium was $0.7 million.

        The Notes are not redeemable prior to June 15, 2007. After June 15, 2007, the Company may redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

Year	Percentage
2007	104.938%
2008	103.292%
2009	101.646%
2010 and thereafter	100.000%

        The Notes indenture contains negative and affirmative covenants and other requirements that are comparable to those contained in the Credit Facility. At December 31, 2005, the Company was in compliance with all such covenant requirements.

        For the years ended December 31, 2005 and 2004, the Company has capitalized debt issuance costs paid of approximately $20.9 million and $18.7 million, respectively, associated with the Credit Facility. For the years ended December 31, 2005 and 2004, the Company has capitalized debt issuance costs paid of approximately and $19.5 million, for both years, associated with the Notes. These amounts consist primarily of legal, accounting and transaction advisory fees, and facility fees paid to the lenders. Debt issuance costs and discount on the Notes are amortized using the interest method over the term of the Credit Facility and Notes, respectively. Unamortized debt issuance costs of approximately $12.5 million and $13.2 million related to the Credit Facility and approximately $12.7 million and $14.7 million related to the Notes are included in other assets in the accompanying balance sheet at December 31, 2005 and 2004, respectively.

        Future maturities of the face value of long-term debt at December 31, 2005 are as follows:

Year Ending December 31:	(dollars in thousands)
2006	$15,920
2007	9,110
2008	7,110
2009	249,340
2010	8,170
Thereafter	439,440

Total	$729,090

14.    Leases

        TriMas leases certain equipment and plant facilities under non-cancelable operating leases. Rental expense for TriMas totaled approximately $16.1 million in 2005, $15.7 million in 2004 and $12.6 million in 2003.

        During 2003, the Company entered into sale-leaseback arrangements with third-party lenders for certain of its machinery and equipment and facilities. These leases are accounted for as operating leases. The Company has an eight year lease term with respect to machinery and equipment which requires annual lease payments of approximately $7.7 million. The Company has a fifteen year lease term with respect to a leaseback of three facilities which require annual lease payments of approximately $1.7 million. The proceeds from these transactions were applied against outstanding balances under the Company's revolving Credit Facility. In connection with these sale-leaseback transactions, the Company recognized losses during 2003 of approximately $9.7 million. The loss on disposition of property and equipment is separately identified in the accompanying statement of operations for all periods presented.

        In the first quarter 2002, the Company entered into sale-leaseback arrangements with a third-party lender for certain facilities utilized by the Company. The 20 year lease term continues until 2022 and requires annual lease payments of approximately $2.7 million per year. The proceeds from these transactions were applied against the Metaldyne Corporation net investment and advance balance.

        Minimum payments for operating leases, including those related to discontinued operations, having initial or remaining non-cancelable lease terms in excess of one year at December 31, 2005 are summarized below:

Year Ended December 31:	(dollars in thousands)
2006	$21,100
2007	20,820
2008	19,680
2009	18,490
2010	17,960
Thereafter	74,400

Total	$172,450

15.    Commitments and Contingencies

        A civil suit was filed in the United States District Court for the Central District of California in December 1988 by the United States of America and the State of California against more than 180 defendants, including us, for alleged release into the environment of hazardous substances disposed of at the Operating Industries, Inc. site in California. This site served for many years as a depository for municipal and industrial waste. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. Consent decrees have been entered into by the plaintiffs and a group of the defendants, including us, providing that the consenting parties perform certain remedial work at the site and reimburse the plaintiffs for certain past costs incurred by the plaintiffs at the site. We estimate that our share of the clean-up costs will not exceed $500,000, for which we have insurance proceeds. Plaintiffs had sought other relief such as damages arising out of claims for negligence, trespass, public and private nuisance, and other causes of action, but the consent decree governs the remedy. While, based upon our present knowledge and subject to future legal and factual developments, we do not believe that this matter will have a material adverse effect on our financial position, results of operations or cash flow, future legal and factual developments may result in materially adverse expenditures.

        As of February 28, 2006, we were a party to approximately 1,609 pending cases involving an aggregate of approximately 19,952 claimants alleging personal injury from exposure to asbestos containing materials formerly used in gaskets (both encapsulated and otherwise) manufactured or distributed by certain of our subsidiaries for use in the petrochemical refining and exploration industries. In addition, we acquired various companies to distribute our products that had distributed gaskets of other manufacturers prior to acquisition. We believe that many of our pending cases relate to locations at which none of our gaskets were distributed or used. Total settlement costs (exclusive of defense costs) for all such cases, some of which were filed over 13 years ago, have been approximately $3.4 million. All relief sought in the asbestos cases is monetary in nature. To date, approximately 50% of our costs related to settlement and defense of asbestos-related litigation have been covered by our primary insurance. Effective February 14, 2006, we entered into a coverage in place agreement with our first level excess carriers regarding the coverage to be provided to us for asbestos-related claims when the primary insurance is exhausted. The coverage in place agreement makes coverage available to us that might otherwise be disputed by the carriers and provides a methodology for the administration of asbestos-related defense and indemnity payments. The coverage in place agreement allocates payment responsibility among the primary carrier, excess carriers and the Company's subsidiary.

        We may be subjected to significant additional claims in the future, the cost of settling cases in which product identification can be made may increase, and we may be subjected to further claims in respect of the former activities of our acquired gasket distributors. We note that we are unable to make a meaningful statement concerning the monetary claims made in the asbestos cases given that, among other things, claims may be initially made in some jurisdictions without specifying the amount sought or by simply stating the requisite or maximum permissible monetary relief, and may be amended to alter the amount sought. In addition, relatively few of the claims have reached the discovery stage and even fewer claims have gone past the discovery stage. Based on the settlements made to date and the number of claims dismissed or withdrawn for lack of product identification, the Company believes that the relief sought (when specified) does not bear a reasonable relationship to the Company's potential liability. Based upon our experience to date and other available information (including the availability of excess insurance), we do not believe that these cases will have a material adverse effect on our financial condition or future results of operations.

        The Company has provided reserves based upon its present knowledge and, subject to future legal and factual developments, does not believe that the ultimate outcome of any of the aforementioned litigations will have a material adverse effect on its consolidated financial position and future results of operations and cash flows. However, there can be no assurance that future legal and factual developments will not result in a material adverse impact on our financial condition and future results of operations.

        The Company is subject to other claims and litigation in the ordinary course of business, but does not believe that any such claim or litigation will have a material adverse effect on the Company's financial position or future results of operations.

16.    Related Parties

  Metaldyne Corporation

        Prior to June 6, 2002, the Company was wholly-owned by Metaldyne and participated in joint activities including employee benefits programs, legal, treasury, information technology and other general corporate activities. Effective June 6, 2002, the Company entered into a corporate services agreement with Metaldyne under which the Company, in exchange for such services, paid Metaldyne $2.5 million in 2003. The Company did not enter into such a corporate services agreement for either 2005 or 2004.

        Effective January 1, 2004, the Company entered into an agreement with Metaldyne whereby TriMas reimbursed Metaldyne approximately $0.4 million primarily for certain software licenses maintained by Metaldyne under an existing agreement. The agreement expired on June 30, 2004.

        In connection with the June 2002 common stock issuance and related financing transactions, TriMas assumed approximately $37.0 million of liabilities and obligations of Metaldyne, mainly comprised of contractual obligations to former TriMas employees, tax related matters, benefit plan liabilities and reimbursements to Metaldyne for normal course payments to be made on TriMas' behalf. Payments made with respect to these obligations approximated $1.8 million and $4.9 million in 2005 and 2004, respectively. During 2005, the Company also settled certain assumed contractual obligations, resulting in an increase in the Company's liability of approximately $2.8 million. The remaining assumed liabilities of approximately $8.3 million are payable at various dates in the future and are reported as Due to Metaldyne in the accompanying balance sheet at December 31, 2005.

        Subject to certain limited exceptions, Metaldyne and TriMas retained separate liabilities associated with our respective businesses. Accordingly, we will indemnify and hold Metaldyne harmless from all liabilities associated with us and our subsidiaries and our respective operations and assets, whenever conducted, and Metaldyne will indemnify and hold Heartland and us harmless from all liabilities associated with Metaldyne and its subsidiaries (excluding us and our subsidiaries) and their respective operations and assets, whenever conducted. In addition, we agreed with Metaldyne to indemnify one another for our allocated share (42.01%) of liabilities not readily associated with either business, or otherwise addressed including certain costs related to the November 2000 acquisition. There are also indemnification provisions relating to certain other matters intended to effectuate other provisions of the agreement. These indemnification provisions survive indefinitely and are subject to a $50,000 deductible.

        Net investment and advances reflect the accumulation of transactions between TriMas and Metaldyne through June 6, 2002 and between Fittings and Metaldyne through May 9, 2003. These transactions included operating results, management fees and advances, and settlement of various contractual obligations.

        As a result of the Company's common stock issuance and related transactions completed during the second quarter of 2002, amounts included in Metaldyne Corporation net investment and advances, net of the cash dividend paid and certain subsequent adjustments to reflect finalization of estimated amounts, were reclassified to paid-in capital in the statement of shareholders' equity.

        In April 2003, TriMas repurchased one million shares of its common stock from Metaldyne at $20 per share, the same price as it was valued on June 6, 2002.

        In May 2003, in connection with the Fittings acquisition, the Company agreed to sublease from Metaldyne the Fittings facility in Livonia, Michigan. The sublease extends through 2022 and the annualized lease expense was approximately $0.2 million in each of the years ended December 31, 2005 and December 31, 2004.

  Heartland Industrial Partners

        The Company is party to an advisory services agreement with Heartland at an annual fee of $4.0 million plus expenses. During 2005, 2004 and 2003, Heartland was paid $4.2 million, $4.3 million and $4.6 million, respectively, for such fees and expenses under this agreement and such amounts are included in selling, general and administrative expense in the accompanying statement of operations.

  Related Party Sales

        The Company sold fastener products to Metaldyne in the amount of approximately $0.4 million per year during 2005, 2004 and 2003. The Company also sold fastener products to affiliates of a shareholder in the amount of approximately $8.2 million, $7.5 million and $4.5 million, respectively. These amounts are included in results of discontinued operations. See note 5 "Discontinued Operations and Assets Held for Sale."

  Collins and Aikman

        In May 2005, Collins & Aikman filed a voluntary petition for reorganization under Chapter 11 of the U. S. Bankruptcy Code. As of the date of filing, Collins & Aikman owed the Company approximately $2.3 million, $1.0 million from Collins & Aikman Canada, which was collected, and $1.3 million from the domestic company. As of December 31, 2005, the outstanding Collins & Aikman receivables were fully reserved, and included in assets of discontinued operations held for sale.

17.    Employee Benefit Plans

  Pension and Profit-Sharing Benefits

        On January 1, 2003, TriMas implemented a defined contribution profit sharing plan for the benefit of substantially all TriMas' domestic salaried and non-union hourly employees. The plan contains both noncontributory profit sharing arrangements and contributory plans, as defined. Aggregate charges included in the accompanying statement of operations under this plan for both continuing and discontinued operations were $4.6 million, $3.2 million and $3.2 million in 2005, 2004 and 2003, respectively.

        TriMas' foreign and union hourly employees participate in defined benefit pension plans. Certain Metaldyne employees also participated in the TriMas union hourly plans. In connection with TriMas' recapitalization, the Metaldyne employees and the related plan assets were transferred out of the plans, with the plans continuing with TriMas employees only. The plan assets were allocated between Metaldyne and TriMas employees, and a greater portion of the plan assets were attributed to Metaldyne employees based on statutory asset allocation rules.

  Postretirement Benefits

        TriMas provides postretirement medical and life insurance benefits, none of which are funded, for certain of its active and retired employees. As a part of the recapitalization on June 6, 2002, the Company assumed a liability of approximately $0.3 million related to a postretirement benefit plan specific to a TriMas location. In addition, the Company closed a plant in 2002 and terminated certain of the employees, thereby yielding a curtailment gain of approximately $0.3 million. In 2005, the Company assumed an additional $2.8 million of postretirement benefits liability from Metaldyne related to four retiree plans that remain the obligation of TriMas when the Company spun off from Metaldyne in 2002.

        Plan assets, expenses and obligations for pension and postretirement benefit plans, which are disclosed in this footnote, include both continuing and discontinued operations.

        Net periodic pension and postretirement benefit costs for TriMas' defined benefit pension plans and postretirement benefit plans, covering foreign employees, union hourly employees and certain salaried employee include the following components:

	Pension Benefit			Postretirement Benefit
	2005	2004	2003	2005	2004	2003
	(dollars in thousands)
Service costs	$580	$770	$730	$110	$100	$80
Interest costs	1,640	1,680	1,570	400	370	420
Expected return on plan assets	(1,810)	(1,810)	(1,590)	—	—	—
Amortization of prior-service cost	10	10	20	—	—	—
Curtailment (gain) loss	—	—	890	—	—	—
Settlement loss	670	410	—	—	—	—
Amortization of net loss	350	180	70	70	70	110

Net periodic benefit cost	$1,440	$1,240	$1,690	$580	$540	$610

        The Company uses September 30 as its plan measurement date and weighted-average assumptions used in accounting for the U.S. defined benefit pension plans and postretirement benefit plans at December 31 are as follows:

	Pension Benefit			Postretirement Benefit
	2005	2004	2003	2005	2004	2003
Discount rate for obligations	5.75%	6.00%	6.25%	5.75%	6.00%	6.25%
Discount rate for benefit costs	6.00%	6.25%	6.75%	6.00	6.25%	6.75%
Rate of increase in compensation levels	N/A	N/A	N/A	N/A	N/A	N/A
Expected long term rate of return on plan assets	9.00%	9.00%	9.00%	N/A	N/A	N/A

        The Company uses September 30 as its plan measurement date and weighted-average assumptions used in accounting for the non-U. S. defined benefit pension plans at December 31 are as follows:

	Pension Benefit
	2005	2004	2003
Discount rate for obligations	5.35%	6.15%	6.20%
Discount rate for benefit costs	6.15%	6.20%	6.90%
Rate of increase in compensation levels	3.75%	3.65%	3.65%
Expected long term rate of return on plan assets	8.50%	8.55%	8.80%

        The following provides a reconciliation of the changes in TriMas' defined benefit pension plans and postretirement benefit plans' projected benefit obligations and fair value of assets covering foreign employees and union hourly employees for each of the years ended December 31, 2005 and 2004 and the funded status as of December 31, 2005 and 2004:

	Pension Benefit		Postretirement Benefit
Changes in Projected Benefit Obligations
	2005	2004	2005	2004
	(dollars in thousands)
Benefit obligations at January 1	$(29,350)	$(27,960)	$(6,020)	$(6,870)
Service cost	(580)	(770)	(110)	(100)
Interest cost	(1,640)	(1,680)	(400)	(370)
Participant contributions	(90)	(80)	(90)	(80)
Actuarial loss	(2,050)	(860)	(690)	850
Benefit payments	3,330	2,810	840	550
Assumption of liabilities from Metaldyne	—	—	(2,830)	—
Change in foreign currency	950	(810)	—	—

Projected benefit obligations at December 31	$(29,430)	$(29,350)	$(9,300)	$(6,020)

Accumulated benefit obligations at December 31	$(28,540)	$(28,440)	$(9,300)	$(6,020)

			Postretirement Benefit
	Pension Benefit
Changes in Plan Assets
	2005	2004	2005	2004
	(dollars in thousands)
Fair value of plan assets at January 1	$21,100	$18,820	$—	$—
Actual return on plan assets	2,930	1,960	—	—
Employer contributions	2,110	2,110	740	470
Participant contributions	90	80	100	80
Benefit payments	(3,330)	(2,810)	(840)	(550)
Change in foreign currency	(670)	940	—	—

Fair value of plan assets at December 31	$22,230	$21,100	$—	$—

	Pension Benefit		Postretirement Benefit
Funded Status
	2005	2004	2005	2004
	(dollars in thousands)
Plan assets less than projected benefits at December 31	$(7,180)	$(8,250)	$(9,300)	$(6,020)
Unrecognized prior-service cost	60	60	—	—
Unrecognized net loss	8,400	8,750	2,090	1,480

Net asset (liability) recognized at December 31	$1,280	$560	$(7,210)	$(4,540)

	Pension Benefit		Postretirement Benefit
Components of the Net Asset Recognized
	2005	2004	2005	2004
	(dollars in thousands)
Prepaid benefit cost	$4,710	$4,370	$—	$—
Accrued benefit liability	(10,410)	(10,760)	(7,210)	(4,540)
Intangible asset	60	60	—	—
Accumulated other comprehensive loss	6,920	6,890	—	—

Net asset (liability) recognized at December 31	$1,280	$560	$(7,210)	$(4,540)

	Pension Benefit		Postretirement Benefit
Plans with Benefit Obligation Exceeding Plan Assets
	2005	2004	2005	2004
	(dollars in thousands)
Benefit obligation	$26,440	$26,320	$9,300	$6,020
Plan assets	15,290	14,860	—	—

Benefit obligation in excess of plan assets	$11,150	$11,460	$9,300	$6,020

        The Company expects to make contributions of approximately $2.3 million to fund its pension plan and $0.6 million to fund its other postretirement benefit plan during 2006.

Plan Assets

        The weighted average asset allocation of the Company's pension plans and postretirement benefit plans assets at September 30, 2005 and 2004 were as follows:

	Pension Benefit		Postretirement Benefit
	2005	2004	2005	2004
Equity securities	60%	63%	N/A	N/A
Debt securities	38%	37%	N/A	N/A
Real estate	0%	0%	N/A	N/A
Cash	2%	0%	N/A	N/A

Total	100%	100%	N/A	N/A

        The Company's investment goal is to provide for capital growth with a moderate level of volatility by investing assets per the above target allocations. The Company invests the plan assets in a balanced portfolio fund of the Northern Trust Company which seeks to provide capital appreciation and current income by investing up to 75% of the plan assets in equity securities and at least 25% in fixed income securities. The portfolio invests primarily in common stocks of U.S. companies with market capitalizations generally in excess of $1.0 billion. The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class. The equity securities comprise the largest percentage of the asset allocation as they are projected to have the greatest rate of return on a long-term basis.

	Pension Benefit	Postretirement Benefit
	(dollars in thousands)
2006	$1,640	$620
2007	1,410	620
2008	1,560	630
2009	1,650	620
2010	1,700	610
Years 2011-2015	9,120	2,770

        The discount rate used in determining the accumulated postretirement benefit obligation was 5.75% in 2005 and 6.00% in 2004. The measurement date used is September 30. The assumed health care cost trend rate in 2005 was 9.00%, decreasing to an ultimate rate in 2013 of 5.00%. If the assumed medical cost trend rates were increased by 1.0%, the accumulated postretirement benefit obligations would increase by $0.7 million and the aggregate of the service and interest cost components of net periodic postretirement benefit obligations cost would increase by $80,000. If the assumed medical cost trend rates were decreased by 1.0%, the accumulated postretirement benefit obligations would decrease by $0.7 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost would decrease by $60,000. The Company expects to receive employee contributions of approximately $0.1 million and to make contributions of approximately $0.6 million to fund its post-retirement benefit obligations in 2006.

18.    Stock Options and Awards

        In September 2003, the Company's Board of Directors approved the TriMas Corporation 2002 Long Term Equity Incentive Plan (the "Plan"), which provides for the issuance of equity-based incentives in various forms. A total of 2,222,000 stock options have been approved for issuance under this Plan. As of December 31, 2005, the Company has 1,946,123 stock options outstanding, each of which may be used to purchase one share of the Company's common stock. The options have a ten-year life and an exercise price from $20 to $23. Eighty percent of the options vest ratably over three years from the date of grant, while the remaining twenty percent vest after seven years from the date of grant or on an accelerated basis over three years based upon achievement of specified performance targets, as defined in the Plan. The options become exercisable upon the later of: (1) the normal vesting schedule as described above, or (2) upon the occurrence of a qualified public equity offering as defined in the Plan, one half of the vested options become exercisable 180 days following such public equity offering, and the other one half of vested options become exercisable on the first anniversary following consummation of such public offering.

        A summary of the status of our options as of December 31, 2005 and 2004, and changes during the years then ended, is presented below:

	2005	2004
Outstanding at January 1	1,826,117	1,717,567
Granted	531,160	150,380
Exercised	—	—
Cancelled	(411,154)	(41,830)

Outstanding at December 31	1,946,123	1,826,117

Weighted-average useful life at December 31	7.0 years	7.8 years
Options exercisable at December 31	—	—

        The Company recorded approximately $0.3 million and $0.6 million during the years ended December 31, 2005 and 2004, respectively, in non-cash compensation expense related to stock options issued during the first quarter of 2004 with exercise prices below the Company's estimate of fair value of the underlying stock. This non-cash compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statement of operations.

        During 2005, the Company issued 531,160 options with a weighted-average fair value at the date of grant of $4.19 per option. The fair value of these options at the grant date was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: expected life of 6 years, risk-free interest rate of 4.41%, and expected volatility of 30%.

        Prior to the Metaldyne recapitalization, Metaldyne's Long Term Stock Incentive Plan provided for the issuance of stock-based incentives. Certain of TriMas' salaried employees were holders of restricted stock awards issued under that plan. Under the terms of the Metaldyne recapitalization agreement, those shares became free of restriction and vested in four equal installments as of the closing of the recapitalization and January of 2002, 2003 and 2004. Holders of restricted stock could elect to receive all of the installment in common shares of Metaldyne stock, 40% in cash and 60% in common shares of Metaldyne stock, or 100% in cash. The number of shares or cash to be received increased by 6% per annum from the stated $16.90 per share value. TriMas was charged directly by Metaldyne for the interest accretion on the stock awards. TriMas' portion of compensation expense, including interest accretion, for the vesting of long-term stock awards was approximately $4.8 million in 2003. TriMas did not recognize any compensation expense related to this plan in 2005 and 2004 and obligations accrued related thereto were fully paid in 2004.

19.    Segment Information

        TriMas' reportable operating segments are business units that provide unique products and services. Each operating segment is independently managed, requires different technology and marketing strategies and has separate financial information evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. During the first quarter of 2006, the Company re-aligned its operating segments and management structure to better focus its various businesses' product line offerings by industry, end customer markets, and related channels of distribution. Segment information has been revised to conform to this current structure and presentation. TriMas has five operating segments involved in the manufacture and sale of products described below. Within these operating segments, there are no individual products or product families for which reported revenues accounted for more than 10% of the Company's consolidated revenues.

        Packaging Systems—Steel and plastic closure caps, drum enclosures, rings and levers, and dispensing systems for industrial and consumer markets, as well as flame-retardant facings, jacketing and insulation tapes used with fiberglass insulation as vapor barriers in commercial and industrial construction applications.

        Energy Products—Engines and engine replacement parts for the oil and gas industry as well as metallic and non-metallic industrial gaskets and fasteners for the petroleum refining, petrochemical and other industrial markets.

        Industrial Specialties—A diverse range of industrial products for use in niche markets within the aerospace, industrial, automotive, defense, and medical equipment markets. Its products include highly engineered specialty fasteners for the aerospace industry, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gasses, specialty fasteners for the automotive industry, specialty precision tools such as center drills, cutters, end mills, reamers, master gears, gages and punches, and specialty ordnance components and steel cartridge cases.

        RV & Trailer Products—Custom-engineered trailer products including trailer couplers, winches, jacks, trailer brakes and brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/utility, marine, automotive and commercial trailer markets.

        Recreational Accessories—Towing products, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories, and other accessory components.

        The Company's management uses Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") as a primary indicator of financial operating performance and as a measure of cash generating capability. Adjusted EBITDA is defined as net income (loss) before cumulative effect of accounting change and before interest, taxes, depreciation, amortization, non-cash asset and goodwill impairment charges and write-offs, and non-cash losses on sale-leaseback of property and equipment. For purposes of this Note, the Company defines operating net assets as total assets less current liabilities.

        Segment activity is as follows:

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands)
Net Sales
Packaging Systems	$189,910	$183,470	$174,550
Energy Products	131,020	103,010	88,690
Industrial Specialties	164,700	133,620	116,670
RV & Trailer Products	209,030	196,990	149,660
Recreational Accessories	306,200	314,310	277,760

Total	$1,000,860	$931,400	$807,330

Impairment of Assets and Goodwill
Packaging Systems	$—	$2,280	$—
Energy Products	—	—	—
Industrial Specialties	—	—	7,600
RV & Trailer Products	310	100	—
Recreational Accessories	2,650	—	—

Total	$2,960	$2,380	$7,600

Operating Profit
Packaging Systems	$30,590	$27,940	$26,580
Energy Products	15,210	9,160	6,240
Industrial Specialties	31,650	21,810	6,090
RV & Trailer Products	26,790	25,560	26,610
Recreational Accessories	2,120	26,050	10,760
Corporate expenses and management fees	(22,040)	(22,000)	(25,110)

Total	$84,320	$88,520	$51,170

Capital Expenditures
Packaging Systems	$8,680	$17,800	$14,390
Energy Products	1,720	1,230	900
Industrial Specialties	2,440	3,980	2,320
RV & Trailer Products	4,690	7,070	4,380
Recreational Accessories	2,700	5,750	3,010
Corporate	70	280	240

Total	$20,300	$36,110	$25,240

Depreciation and Amortization
Packaging Systems	$11,580	$10,720	$13,520
Energy Products	2,310	2,560	5,230
Industrial Specialties	4,980	4,600	5,160
RV & Trailer Products	7,430	7,430	6,750
Recreational Accessories	10,590	10,640	12,550
Corporate	200	240	380

Total	$37,090	$36,190	$43,590

Operating Net Assets
Packaging Systems	$371,990	$396,610	$348,390
Energy Products	85,360	79,910	89,490
Industrial Specialties	114,290	116,350	118,740
RV & Trailer Products	241,260	269,190	259,930
Recreational Accessories	392,360	387,270	396,030
Corporate	(16,200)	(26,070)	7,990

Subtotal from continuing operations	$1,189,060	$1,223,260	$1,220,570
Discontinued operations	8,320	85,050	94,910

Total operating net assets	$1,197,380	$1,308,310	$1,315,480

Current liabilities	231,130	213,890	184,550

Consolidated assets	$1,428,510	$1,522,200	$1,500,030

Adjusted EBITDA
Packaging Systems	$40,350	$41,370	$45,210
Energy Products	17,550	11,700	10,280
Industrial Specialties	36,660	26,490	23,160
RV & Trailer Products	34,280	33,370	34,050
Recreational Accessories	14,930	36,880	23,700
Corporate expenses and management fees	(25,490)	(22,680)	(24,590)

Subtotal from continuing operations	$118,280	$127,130	$111,810
Discontinued operations	(5,140)	(9,660)	(2,900)

Total	$113,140	$117,470	$108,910

        The following is a reconciliation of our Adjusted EBITDA to net loss before cumulative effect of accounting change:

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands)
Net loss before cumulative effect of accounting change	$(45,460)	$(2,190)	$(30,930)
Income tax benefit(a)	(30,580)	(4,290)	(5,590)
Interest expense	75,210	67,650	64,780
Loss on sale-leaseback of property and equipment(b)	—	—	18,200
Asset impairment	73,220	10,650	7,600
Write-off of deferred equity offering costs	—	1,140	—
Depreciation and amortization	40,750	44,510	54,850

Adjusted EBITDA(b)	$113,140	$117,470	$108,910

  (a)
  Includes addback of income tax benefit of $32.6 million recorded in 2005 related to discontinued operations. See Note 5 to the audited financial statements included elsewhere in this prospectus.

  (b)
  Of the $18.2 million loss on a sale-leaseback of property and equipment, $9.7 million related to continuing operations and is included in the loss on dispositions of property and equipment in the consolidated statement of operations and $8.5 million related to discontinued operations. These sale-leaseback transactions were of a financing nature and the proceeds were used to reduce indebtedness. The lease transactions are accounted for as operating leases. For the years ended December 31, 2005 and December 31, 2004, Adjusted EBITDA was lower by $10.1 million in each year, for lease payments related to property and equipment that was sold and leased back during the first and second quarters of 2003. If such leases had been in effect for the full year in 2003, the lease payments would have resulted in an additional $4.0 million in lease expense in 2003.

        The Company's export sales approximated $103.9 million, $83.4 million and $73.6 million in 2005, 2004, and 2003, respectively.

        The following table presents the Company's revenues for each of the years ended December 31 and operating net assets at each year ended December 31, attributed to each subsidiary's continent of domicile. There was no single non-U.S. country for which revenue and net assets were material to the combined revenues and net assets of the Company taken as a whole.

	As of December 31,
	2005		2004		2003
	Sales	Operating Net Assets	Sales	Operating Net Assets	Sales	Operating Net Assets
	(dollars in thousands)
Non-U.S.
Europe	$48,770	$85,530	$51,370	$98,570	$47,110	$90,930
Australia	56,960	98,700	50,250	33,680	39,230	27,680
Asia	3,780	6,980	1,420	5,740	250	750
South America	50	(270)	400	(230)	340	(180)
Other North America	64,420	63,670	87,170	61,390	74,090	72,010

Total non-U.S.	173,980	254,610	190,610	199,150	161,020	191,190
U.S.
Continuing operations	826,880	934,450	740,790	1,024,110	646,310	1,029,380
Discontinued operations(a)	—	8,320	—	85,050	—	94,910

Total U.S.	826,880	942,770	740,790	1,109,160	646,310	1,124,290

Total Company	$1,000,860	$1,197,380	$931,400	$1,308,310	$807,330	$1,315,480

(a)
See footnote 5 "Discontinued Operations and Assets Held for Sale."

20.    Income Taxes

	Year ended December 31,
	2005	2004	2003
	(dollars in thousands)
Loss from continuing operations before income tax expense:
Domestic	$(7,580)	$(15,160)	$(36,600)
Foreign	10,600	34,930	22,730

Income (loss) from continuing operations before income tax expense	$3,020	$19,770	$(13,870)

Current expense:
Federal	$1,350	$—	$210
State and local	1,630	2,880	2,260
Foreign	4,050	11,280	8,020
Deferred benefit:
Federal	(6,180)	(7,630)	(7,270)
Foreign	1,160	(670)	80

Income tax expense:	$2,010	$5,860	$3,300

        The components of deferred taxes at December 31, 2005 and 2004 are as follows:

	2005	2004
	(dollars in thousands)
Deferred tax assets:
Inventories	$6,610	$4,500
Accounts receivable	2,730	2,570
Accrued liabilities and other long-term liabilities	29,930	29,420
Net operating loss carryforward	27,460	28,010

Gross deferred tax asset	66,730	64,500
Valuation allowances	(2,980)	(790)

Net deferred tax asset	63,750	63,710

Deferred tax liabilities:
Property and equipment	(21,260)	(28,550)
Intangible assets	(115,590)	(136,790)
U.S. tax on undistributed foreign earnings	—	(3,100)
Other, principally prepaid expenses	(2,760)	(11,280)

Gross deferred tax liability	(139,610)	(179,720)

Net deferred tax liability	$(75,860)	$(116,010)

        As of December 31, 2005 and 2004, net deferred taxes are classified in the accompanying balance sheet as follows:

	2005			2004
	Current	Long-term	Total	Current	Long-term	Total
	(dollars in thousands)
Deferred tax assets	$20,350	$43,400	$63,750	$18,870	$44,840	$63,710
Deferred tax liabilities	(230)	(139,380)	(139,610)	(1,340)	(178,380)	(179,720)

Net deferred taxes	$20,120	$(95,980)	$(75,860)	$17,530	$(133,540)	$(116,010)

        The following is a reconciliation of tax computed at the U.S. federal statutory rate to income tax expense (benefit) allocated to income (loss) from continuing operations before income taxes:

	2005	2004	2003
	(dollars in thousands)
U.S. federal statutory rate	35%	35%	35%
Tax at U.S. federal statutory rate	$1,060	$6,920	$(4,850)
State and local taxes, net of federal tax benefit	350	850	1,180
Higher effective foreign tax rate	(1,500)	(850)	80
U.S. tax on undistributed foreign earnings	370	—	3,100
Extraterritorial income exclusion	(1,020)	(1,220)	(340)
Goodwill impairment	—	—	2,660
Non-deductible expenses	200	290	200
Valuation allowance	2,190	460	330
Other, net	360	(590)	940

Income taxes	$2,010	$5,860	$3,300

        Through June 6, 2002, the Company's results were included in Metaldyne's consolidated income tax returns and the provision for income tax expense (benefit) has been calculated as if the Company filed a separate income tax return(s). As a result of the common stock issuance and related financing transactions that occurred on June 6, 2002, the Company no longer files a consolidated return with Metaldyne and its subsidiaries for U.S. Federal and for certain states' income tax purposes after such date.

        Liabilities for U.S. federal and state income taxes for the periods prior to June 6, 2002 were payable to Metaldyne. Under the terms of the TriMas stock purchase agreement, the income of the Company through June 6, 2002 (inclusive of interest push-down) was absorbed by the Metaldyne and subsidiaries consolidated loss and the Company was not required to reimburse Metaldyne.

        As of December 31, 2005, the Company has unused U.S. net operating loss ("NOL") carryforwards of approximately $64.4 million which expire between 2022 and 2025. Additionally, the Company has approximately $6.7 million of various state operating loss carryforwards that expire over a variety of dates through 2025.

        Liabilities for U.S. federal and consolidated state income taxes for the periods prior to June 6, 2002 were payable to Metaldyne. TriMas is required to reimburse Metaldyne for the utilization of $8.7 million of the U.S. NOL as it occurs. A $3.0 million payable to Metaldyne was recorded in relation to such NOL. Metaldyne filed an amended 2001 tax return, adjusting the amount of the U.S. NOL allocated to TriMas as stated in the prior year. The amended tax filing increased the NOL allocable to TriMas by $2.3 million and increased the associated payable to Metaldyne by $0.8 million.

        The Company has recorded a valuation allowance of $3.0 million against certain deferred tax assets at December 31, 2005. The valuation allowance was determined in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires an assessment of positive and negative evidence when measuring the need for a valuation allowance, on a jurisdiction-by-jurisdiction basis.

        The American Jobs Creation Act of 2004, enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain non-U.S. earnings repatriated in 2005. The Company finalized its analysis during the third quarter 2005 and executed its plans during the fourth quarter of 2005. The Company made a dividend distribution of approximately $55.8 million from accumulated earnings and profits. Prior to 2005, the Company had provided for applicable federal taxes of approximately $3.1 million on the anticipated repatriation of foreign earnings. The 2005 dividend resulted in the company recording an additional tax expense of approximately $0.4 million in the current year related to federal taxes on foreign accumulated earnings and profits.

        In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2005, the Company has not made a provision for U.S. or additional foreign withholding taxes on approximately $96.1 million of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

        Cash taxes paid with respect to state and foreign jurisdictions were $12.6 million, $10.2 million and $8.5 million in 2005, 2004 and 2003, respectively.

21.    Summary Quarterly Financial Data

	Year ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, dollars in thousands)
Net sales	$259,970	$269,580	$246,040	$225,270
Gross profit	65,000	68,580	59,930	53,480
Income (loss) from continuing operations	3,600	4,900	2,130	(9,620)
Loss from discontinued operations, net of income taxes	(1,090)	(850)	(1,900)	(42,630)
Cumulative effect of change in accounting principle, net of income tax benefit	—	—	—	(420)
Net income (loss)	2,510	4,050	230	(52,670)
Earnings (loss) per share—basic:
Continuing operations	$0.18	$0.24	$0.11	$(0.48)
Discontinued operations, net of income tax benefit	(0.05)	(0.04)	(0.10)	(2.13)
Cumulative effect of change in accounting principle	—	—	—	(0.02)

Net income (loss) per share	$0.13	$0.20	$0.01	$(2.63)

Weighted average shares—basic	20,010,000	20,010,000	20,010,000	20,010,000

Earnings (loss) per share—diluted:
Continuing operations	$0.17	$0.24	$0.10	$(0.48)
Discontinued operations, net of income tax benefit	(0.05)	(0.04)	(0.09)	(2.13)
Cumulative effect of change in accounting principle	—	—	—	(0.02)

Net income (loss) per share	$(0.12)	$0.20	$0.01	$(2.63)

Weighted average shares—diluted	20,760,000	20,760,000	20,760,000	20,010,000

	Year ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, dollars in thousands)
Net sales	$233,100	$258,010	$228,550	$211,740
Gross profit	65,500	78,250	62,750	50,030
Income (loss) from continuing operations	4,340	12,020	4,310	(6,760)
Income (loss) from discontinued operations, net of income taxes	(2,120)	(3,060)	(2,140)	(8,780)
Net income (loss)	2,220	8,960	2,170	(15,540)
Earnings (loss) per share—basic:
Continuing operations	$0.22	$0.60	$0.22	$(0.34)
Discontinued operations, net of income tax benefit	(0.11)	(0.15)	(0.11)	(0.44)

Net income (loss) per share	$0.11	$0.45	$0.11	$(0.78)

Weighted average shares—basic	20,010,000	20,010,000	20,010,000	20,010,000

Earnings (loss) per share—diluted:
Continuing operations	$0.21	$0.58	$0.21	$(0.34)
Discontinued operations, net of income tax benefit	(0.10)	(0.15)	(0.10)	(0.44)

Net income (loss) per share	$0.11	$0.43	$0.11	$(0.78)

Weighted average shares—diluted	20,760,000	20,760,000	20,760,000	20,010,000

22.    Supplemental Guarantor Condensed Combining and Consolidating Financial Statements

        Under an indenture dated June 6, 2002, TriMas Corporation, the parent company ("Parent"), issued 9 7/8% senior subordinated notes due 2012 in a total principal amount of $437.8 million (face value). These Notes are guaranteed by substantially all of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). All of the Guarantor Subsidiaries are 100% owned by the Parent and their guarantees are full, unconditional, joint and several. The Company's non-domestic subsidiaries and TSPC, Inc. have not guaranteed the Notes ("Non-Guarantor Subsidiaries"). The Guarantor Subsidiaries have also guaranteed amounts outstanding under the Company's Credit Facility.

        The accompanying supplemental guarantor condensed, combining or consolidating financial information is presented on the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company's share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

        Prior to June 6, 2002, the Parent held equity investments directly in certain of the Company's wholly-owned Non-Guarantor Subsidiaries, and equity in these investees is included in the Parent column of the accompanying condensed combining financial information for all periods presented.

Subsequent to June 6, 2002, all investments in non-domestic subsidiaries are held directly at TriMas Company LLC, a wholly-owned subsidiary of TriMas Corporation and Guarantor Subsidiaries, and equity in non-domestic subsidiary investees for all periods subsequent to June 30, 2002 is included in the Guarantor column of the accompanying consolidating financial information.

        The results of Fittings are included with the results of the Guarantor Subsidiaries for each of the periods in which supplemental guarantor financial information is presented.

Supplemental Guarantor
Condensed Financial Statements
Consolidated Balance Sheet
(dollars in thousands)

	December 31, 2005
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$250	$3,480	$—	$3,730
Receivables, net	—	76,990	12,970	—	89,960
Receivables, intercompany	—	—	510	(510)	—
Inventories, net	—	131,080	17,370	—	148,450
Deferred income taxes	—	19,710	410	—	20,120
Prepaid expenses and other current assets	—	6,160	890	—	7,050
Assets of discontinued operations held for sale	—	46,730	—	—	46,730

Total current assets	—	280,920	35,630	(510)	316,040
Investments in subsidiaries	757,450	133,230	—	(890,680)	—
Property and equipment, net	—	113,180	51,070	—	164,250
Goodwill	—	538,160	106,620	—	644,780
Intangibles and other assets	30,140	270,770	19,990	(17,460)	303,440

Total assets	$787,590	$1,336,260	$213,310	$(908,650)	$1,428,510

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$—	$2,590	$11,230	$—	$13,820
Accounts payable, trade	—	85,040	26,210	—	111,250
Accounts payable, intercompany	—	510	—	(510)	—
Accrued liabilities	1,920	52,960	7,920	—	62,800
Due to Metaldyne	—	4,850	—	—	4,850
Liabilities of discontinued operations	—	38,410	—	—	38,410

Total current liabilities	1,920	184,360	45,360	(510)	231,130
Long-term debt	436,370	257,760	19,730	—	713,860
Deferred income taxes	—	98,490	14,950	(17,460)	95,980
Other long-term liabilities	—	34,720	40	—	34,760
Due to Metaldyne	—	3,480	—	—	3,480

Total liabilities	438,290	578,810	80,080	(17,970)	1,079,210

Total shareholders' equity	349,300	757,450	133,230	(890,680)	349,300

Total liabilities and shareholders' equity	$787,590	$1,336,260	$213,310	$(908,650)	$1,428,510

Supplemental Guarantor
Condensed Financial Statements
Consolidated Balance Sheet
(dollars in thousands)

	December 31, 2004
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$520	$2,570	$—	$3,090
Receivables, net	—	50,580	27,010	(3,750)	73,840
Receivables, intercompany	—	5,270	—	(5,270)	—
Inventories, net	—	128,570	25,650	—	154,220
Deferred income taxes	—	17,210	320	—	17,530
Prepaid expenses and other current assets	—	6,900	1,090	—	7,990
Assets of discontinued operations held for sale	—	113,860	—	—	113,860

Total current assets	—	322,910	56,640	(9,020)	370,530
Investments in subsidiaries	812,820	133,010	—	(945,830)	—
Property and equipment, net	—	125,690	51,260	—	176,950
Goodwill	—	542,370	113,710	—	656,080
Intangibles and other assets	30,470	318,640	22,760	(53,230)	318,640

Total assets	$843,290	$1,442,620	$244,370	$(1,008,080)	$1,522,200

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$—	$2,990	$—	$—	$2,990
Accounts payable, trade	—	84,720	32,950	—	117,670
Accounts payable, intercompany	—	—	5,270	(5,270)	—
Accrued liabilities	1,920	52,620	11,380	(4,150)	61,770
Due to Metaldyne	—	2,650	—	—	2,650
Liabilities of discontinued operations	—	28,810	—	—	28,810

Total current liabilities	1,920	171,790	49,600	(9,420)	213,890
Long-term debt	436,210	299,440	50,360	(50,980)	735,030
Deferred income taxes	—	124,140	11,250	(1,850)	133,540
Other long-term liabilities	—	30,170	150	—	30,320
Due to Metaldyne	—	4,260	—	—	4,260

Total liabilities	438,130	629,800	111,360	(62,250)	1,117,040

Total shareholders' equity	405,160	812,820	133,010	(945,830)	405,160

Total liabilities and shareholders' equity	$843,290	$1,442,620	$244,370	$(1,008,080)	$1,522,200

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Operations
(dollars in thousands)

	Year ended December 31, 2005
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Net sales	$—	$865,490	$185,140	$(49,770)	$1,000,860
Cost of sales	—	(660,140)	(143,500)	49,770	(753,870)

Gross profit	—	205,350	41,640	—	246,990
Selling, general & administrative expenses	—	(135,080)	(23,940)	—	(159,020)
Loss on dispositions of property and equipment	—	(640)	(50)	—	(690)
Impairment of assets	—	(2,960)	—	—	(2,960)

Operating profit	—	66,670	17,650	—	84,320
Interest expense	(42,660)	(29,820)	(2,830)	100	(75,210)
Other expense, net	(1,080)	(1,900)	(3,010)	(100)	(6,090)

Income (loss) before income tax (expense) benefit and equity in net income (loss) of subsidiaries	(43,740)	34,950	11,810	—	3,020
Income tax (expense) benefit	17,460	(13,210)	(6,260)	—	(2,010)
Equity in net income (loss) of subsidiaries	(19,600)	5,550	—	14,050	—

Income (loss) from continuing operations	(45,880)	27,290	5,550	14,050	1,010
Loss from discontinued operations	—	(46,470)	—	—	(46,470)
Cumulative effect of change in accounting principle	—	(420)	—	—	(420)

Net income (loss)	$(45,880)	$(19,600)	$5,550	$14,050	$(45,880)

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Operations
(dollars in thousands)

	Year ended December 31, 2004
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Net sales	$—	$759,220	$197,510	$(25,330)	$931,400
Cost of sales	—	(557,840)	(142,360)	25,330	(674,870)

Gross profit	—	201,380	55,150	—	256,530
Selling, general and administrative expenses	—	(144,290)	(19,990)	—	(164,280)
Loss on dispositions of property and equipment	—	(660)	(690)	—	(1,350)
Impairment of assets	—	(2,380)	—	—	(2,380)

Operating profit	—	54,050	34,470	—	88,520
Interest expense	(43,750)	(23,340)	(5,560)	5,000	(67,650)
Other income (expense), net	(1,630)	670	4,860	(5,000)	(1,100)

Income (loss) before income tax (expense) benefit and equity in net income (loss) of subsidiaries	(45,380)	31,380	33,770	—	19,770
Income tax (expense) benefit	15,820	(11,950)	(9,730)	—	(5,860)
Equity in net income (loss) of subsidiaries	27,370	24,040	—	(51,410)	—

Income (loss) from continuing operations	(2,190)	43,470	24,040	(51,410)	13,910
Loss from discontinued operations	—	(16,100)	—	—	(16,100)

Net income (loss)	$(2,190)	$27,370	$24,040	$(51,410)	$(2,190)

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Operations
(dollars in thousands)

	Year ended December 31, 2003
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Net sales	$—	$662,190	$162,990	$(17,850)	$807,330
Cost of sales	—	(480,510)	(116,850)	17,850	(579,510)

Gross profit	—	181,680	46,140	—	227,820
Selling, general and administrative expenses	—	(135,010)	(23,010)	—	(158,020)
Loss on dispositions of property and equipment	—	(10,300)	(730)	—	(11,030)
Impairment of goodwill	—	(7,600)	—	—	(7,600)

Operating profit	—	28,770	22,400	—	51,170
Interest expense	(46,080)	(18,830)	(780)	910	(64,780)
Other income (expense), net	—	2,780	(2,130)	(910)	(260)

Income (loss) before income tax (expense) benefit and equity in net income (loss) of subsidiaries	(46,080)	12,720	19,490	—	(13,870)
Income tax (expense) benefit	11,150	(6,570)	(7,880)	—	(3,300)
Equity in net income (loss) of subsidiaries	4,000	11,610	—	(15,610)	—

Income (loss) from continuing operations	(30,930)	17,760	11,610	(15,610)	(17,170)
Loss from discontinued operations	—	(13,760)	—	—	(13,760)

Net income (loss)	$(30,930)	$4,000	$11,610	$(15,610)	$(30,930)

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Cash Flows
(dollars in thousands)

	Year ended December 31, 2005
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Cash Flows from Operating Activities:
Net cash provided by (used for) operating activities	$(43,230)	$25,000	$48,120	$—	$29,890

Cash Flows from Investing Activities:
Capital expenditures	—	(13,640)	(8,030)	—	(21,670)
Proceeds from sales of fixed assets	—	5,030	—	—	5,030

Net cash used for investing activities	—	(8,610)	(8,030)	—	(16,640)

Cash Flows from Financing Activities:
Repayments of borrowings on senior credit facility	—	(2,890)	—	—	(2,890)
Proceeds from borrowings on revolving credit facility	—	884,450	—	—	884,450
Repayments of borrowings on revolving credit facility	—	(923,010)	—	—	(923,010)
Issuance of note payable	—	—	30,960	—	30,960
Payment on note payable	—	(2,120)	—	—	(2,120)
Intercompany transfers (to) from subsidiaries	43,230	26,910	(70,140)	—	—

Net cash provided by (used for) financing activities	43,230	(16,660)	(39,180)	—	(12,610)

Cash and Cash Equivalents:
Increase (decrease) for the year	—	(270)	910	—	640
At beginning of year	—	520	2,570	—	3,090

At end of year	$—	$250	$3,480	$—	$3,730

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Cash Flows
(dollars in thousands)

	Year ended December 31, 2004
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Cash Flows from Operating Activities:
Net cash provided by (used for) operating activities	$(43,230)	$64,730	$21,120	$—	$42,620

Cash Flows from Investing Activities:
Capital expenditures	—	(33,640)	(9,350)	—	(42,990)
Proceeds from sales of fixed assets	—	1,650	—	—	1,650
Acquisition of businesses, net of cash acquired	—	(5,500)	—	—	(5,500)

Net cash used for investing activities	—	(37,490)	(9,350)	—	(46,840)

Cash Flows from Financing Activities:
Repayments of borrowings on senior credit facility	—	(2,890)	—	—	(2,890)
Proceeds from borrowings on revolving credit facility	—	839,320	—	—	839,320
Repayments of borrowings on revolving credit facility	—	(826,500)	—	—	(826,500)
Payments on notes payable	—	(8,030)	—	—	(8,030)
Debt issuance costs	—	(1,370)	—	—	(1,370)
Intercompany transfers (to) from subsidiaries	43,230	(31,430)	(11,800)	—	—

Net cash provided by (used for) financing activities	43,230	(30,900)	(11,800)	—	530

Cash and Cash Equivalents:
Decrease for the year	—	(3,660)	(30)	—	(3,690)
At beginning of year	—	4,180	2,600	—	6,780

At end of year	$—	$520	$2,570	$—	$3,090

Supplemental Guarantor
Condensed Financial Statements
Consolidated Statement of Cash Flows
(dollars in thousands)

	Year ended December 31, 2003
	Parent	Guarantor	Non- Guarantor	Eliminations	Consolidated Total
Cash Flows from Operating Activities:
Net cash provided by (used for) operating activities	$(42,960)	$54,850	$29,470	$—	$41,360

Cash Flows from Investing Activities:
Capital expenditures	—	(24,910)	(6,780)	—	(31,690)
Proceeds from sales of fixed assets	—	76,180	—	—	76,180
Acquisition of businesses, net of cash acquired	—	(174,800)	(30,970)	—	(205,770)

Net cash used for investing activities	—	(123,530)	(37,750)	—	(161,280)

Cash Flows from Financing Activities:
Proceeds from borrowings on senior credit facility	—	75,000	—	—	75,000
Repayments of borrowings on senior credit facility	—	(42,600)	—	—	(42,600)
Proceeds from borrowings on revolving credit facility	—	390,700	—	—	390,700
Repayments of borrowings on revolving credit facility	—	(390,700)	—	—	(390,700)
Issuance of net payable	—	300	—	—	300
Payments on notes payable	—	(600)	—	—	(600)
Net proceeds from issuance of common stock	35,200	—	—	—	35,200
Repurchase of common stock	(20,000)	—	—	—	(20,000)
Debt issuance costs	(2,150)	—	—	—	(2,150)
Decrease in Metaldyne Corporation net investment and advances	—	(18,890)	—	—	(18,890)
Intercompany transfers (to) from subsidiaries	29,910	(26,920)	(2,990)	—	—

Net cash provided by (used for) financing activities	42,960	(13,710)	(2,990)	—	26,260

Cash and Cash Equivalents:
Decrease for the year	—	(82,390)	(11,270)	—	(93,660)
At beginning of year	—	86,570	13,870	—	100,440

At end of year	$—	$4,180	$2,600	$—	$6,780

(This page has been left blank intentionally.)

TriMas Corporation
Consolidated Balance Sheet
(Unaudited—dollars in thousands)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$1,400	$3,730
Receivables, net	104,680	89,960
Inventories	157,940	148,450
Deferred income taxes	20,120	20,120
Prepaid expenses and other current assets	7,450	7,050
Assets of discontinued operations held for sale	43,290	46,730

Total current assets	334,880	316,040
Property and equipment, net	164,130	164,250
Goodwill	650,650	644,780
Other intangibles, net	249,050	255,220
Other assets	45,700	48,220

Total assets	$1,444,410	$1,428,510

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$7,780	$13,820
Accounts payable	114,230	111,250
Accrued liabilities	72,980	62,800
Due to Metaldyne	4,910	4,850
Liabilities of discontinued operations	33,290	38,410

Total current liabilities	233,190	231,130
Long-term debt	713,690	713,860
Deferred income taxes	95,680	95,980
Other long-term liabilities	34,410	34,760
Due to Metaldyne	3,480	3,480

Total liabilities	1,080,450	1,079,210

Preferred stock, $0.01 par: Authorized 100,000,000 shares;
Issued and outstanding: None	—	—
Common stock, $0.01 par: Authorized 400,000,000 shares;
Issued and outstanding: 20,010,000 shares	200	200
Paid-in capital	397,810	396,980
Retained deficit	(79,470)	(86,310)
Accumulated other comprehensive income	45,420	38,430

Total shareholders' equity	363,960	349,300

Total liabilities and shareholders' equity	$1,444,410	$1,428,510

The accompanying notes are an integral part of these consolidated financial statements.

TriMas Corporation
Consolidated Statement of Operations
(Unaudited—dollars in thousands, except for per share amounts)

	Six Months Ended June 30,
	2006	2005
Net sales	$552,670	$529,550
Cost of sales	(404,270)	(395,970)

Gross profit	148,400	133,580
Selling, general and administrative expenses	(87,490)	(79,130)
Gain (loss) on dispositions of property and equipment	(100)	(210)

Operating profit	60,810	54,240

Other expense, net:
Interest expense	(39,950)	(36,950)
Other, net	(1,920)	(3,850)

Other expense, net	(41,870)	(40,800)
Income from continuing operations before income tax expense	18,940	13,440
Income tax expense	(6,730)	(4,930)

Income from continuing operations	12,210	8,510
Loss from discontinued operations, net of income tax benefit	(5,370)	(1,950)

Net income	$6,840	$6,560

Earnings (loss) per share — basic:
Continuing operations	$0.61	$0.43
Discontinued operations, net of income tax benefit	(0.27)	(0.10)

Net income per share	$0.34	$0.33

Weighted average common shares — basic		20,010,000

Earnings (loss) per share — diluted:
Continuing operations	$0.59	$0.41
Discontinued operations, net of income tax benefit	(0.26)	(0.09)

Net income per share	$0.33	$0.32

Weighted average common shares — diluted	20,760,000	20,760,000

The accompanying notes are an integral part of these consolidated financial statements.

TriMas Corporation
Consolidated Statement of Cash Flows
(Unaudited—dollars in thousands)

	Six Months Ended June 30,
	2006	2005
Cash Flows from Operating Activities:
Net income	$6,840	$6,560
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on dispositions of property and equipment	3,130	130
Depreciation and amortization	18,950	21,020
Amortization of debt issue costs	2,710	2,470
Non-cash compensation expense	830	160
Net proceeds from sale of receivables and receivables securitization	18,100	24,440
Payment to Metaldyne to fund contractual liabilities	—	(330)
Increase in receivables	(31,810)	(47,040)
(Increase) decrease in inventories	(7,070)	8,810
(Increase) decrease in prepaid expenses and other assets	(160)	990
Increase (decrease) in accounts payable and accrued liabilities	6,220	(2,530)
Other, net	(490)	(460)

Net cash provided by operating activities	17,250	14,220

Cash Flows from Investing Activities:
Capital expenditures	(14,220)	(9,410)
Proceeds from sales of fixed assets	930	2,320

Net cash used for investing activities	(13,290)	(7,090)

Cash Flows from Financing Activities:
Repayments of borrowings on senior credit facilities	(1,360)	(1,440)
Proceeds from borrowings on revolving credit facilities	375,990	516,280
Repayments of borrowings on revolving credit facilities	(380,920)	(521,100)
Payments on notes payable	—	(100)

Net cash used for financing activities	(6,290)	(6,360)

Cash and Cash Equivalents:
Increase (decrease) for the period	(2,330)	770
At beginning of period	3,730	3,090

At end of period	$1,400	$3,860

Supplemental disclosure of cash flow information:
Cash paid for interest	$28,640	$33,760

Cash paid for taxes	$6,730	$5,750

The accompanying notes are an integral part of these consolidated financial statements.

TriMas Corporation
Consolidated Statement of Shareholders' Equity
Six Months Ended June 30, 2006
(Unaudited—dollars in thousands)

	Common Stock	Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2005	$200	$396,980	$(86,310)	$38,430	$349,300
Comprehensive income:
Net income	—	—	6,840	—	6,840
Foreign currency translation	—	—	—	6,990	6,990

Total comprehensive income					13,830
Non-cash compensation expense	—	830	—	—	830

Balances, June 30, 2006	$200	$397,810	$(79,470)	$45,420	$363,960

The accompanying notes are an integral part of these consolidated financial statements.

TRIMAS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.    Basis of Presentation

        TriMas Corporation ("TriMas" or the "Company"), and its consolidated subsidiaries, is a global manufacturer of products for commercial, industrial and consumer markets. During the first quarter of 2006, the Company re-aligned its operating segments and management structure to better focus its various businesses' product line offerings by industry, end customer markets and related channels of distribution. Prior period segment information has been revised to conform to the current structure and presentation.

        The Company is principally engaged in five business segments with diverse products and market channels. Packaging Systems is a manufacturer and distributor of steel and plastic closure caps, drum enclosures, rings and levers, dispensing systems for industrial and consumer markets, as well as specialty laminates, jacketings and insulation tapes used with fiberglass insulation as vapor barriers in commercial and industrial construction applications. Energy Products is a manufacturer and distributor of a variety of engines and engine replacement parts for the oil and gas industry as well as metallic and non-metallic industrial gaskets and fasteners for the petroleum refining, petrochemical and other industrial markets. Industrial Specialties designs and manufactures a diverse range of industrial products for use in niche markets within the aerospace, industrial, automotive, defense, and medical equipment markets. These products include highly engineered specialty fasteners for the aerospace industry, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gases, specialty fasteners for the automotive industry, specialty precision tools such as center drills, cutters, end mills, reamers, master gears, gages and punches, and specialty ordnance components and steel cartridge cases. RV & Trailer Products is a manufacturer and distributor of custom-engineered trailer products, brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/industrial, marine, automotive and commercial trailer markets. Recreational Accessories manufactures towing products, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories, and other accessory components which are distributed through independent installers and retail outlets.

        During the fourth quarter of 2005, the Company committed to a plan to sell its industrial fasteners business. The industrial fasteners business consists of three locations: Wood Dale, Illinois, Frankfort, Indiana and Lakewood, Ohio. Our industrial fasteners business is presented as discontinued operations and assets held for sale. See Note 2, "Discontinued Operations and Assets Held for Sale."

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and in the opinion of management, contain all adjustments, including adjustments of a normal and recurring nature, necessary for a fair presentation of financial position and results of operations. Results of operations for interim periods are not necessarily indicative of results for the full year. The accompanying consolidated financial statements and notes thereto should be read in conjunction with the Company's 2005 Annual Report on Form 10-K.

2.    Discontinued Operations and Assets Held for Sale

        In the fourth quarter of 2005, the Board of Directors authorized management to move forward with its plan to sell the Company's industrial fastener business. Accordingly, our industrial fastener business is reported as discontinued operations for all periods presented. During the second quarter of 2006, the Company sold its asphalt-coated paper line of business, which was part of our Packaging

Systems operating segment. Accordingly, the results of our asphalt-coated paper business are reported as discontinued operations for all periods presented. The Company recorded a loss on sale of this business of $1.7 million, net of income tax benefit of $1.4 million

        Results of discontinued operations are summarized as follows:

	Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Net sales	$50,830	$57,830

Loss from discontinued operations, before income tax benefit	$(9,030)	$(3,190)
Income tax benefit	3,660	1,240

Loss from discontinued operations, net of income tax benefit	$(5,370)	$(1,950)

        Assets and liabilities of the discontinued operations held for sale are summarized as follows:

	June 30, 2006	December 31, 2005
	(dollars in thousands)
Receivables, net	$13,490	$14,500
Inventories	20,270	22,690
Prepaid expenses and other assets	2,050	1,990
Property and equipment, net	7,480	7,550

Total assets	$43,290	$46,730

Accounts payable	$10,760	$14,080
Accrued liabilities and other	22,530	24,330

Total liabilities	$33,290	$38,410

3.    Goodwill and Other Intangible Assets

        Changes in the carrying amount of goodwill for the six months ended June 30, 2006 are as follows:

	Packaging Systems	Energy Products	Industrial Specialties	RV & Trailer Products	Recreational Accessories	Total
	(dollars in thousands)
Balance, December 31, 2005	$179,350	$45,200	$62,720	$203,720	$153,790	$644,780
Foreign currency translation	4,490	210	—	20	1,150	5,870

Balance, June 30, 2006	$183,840	$45,410	$62,720	$203,740	$154,940	$650,650

        The gross carrying amounts and accumulated amortization of the Company's other intangibles as of June 30, 2006 and December 31, 2005 is summarized below. The Company amortizes these assets over periods ranging from 1 to 40 years.

	As of June 30, 2006		As of December 31, 2005
Intangible Category by Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(dollars in thousands)
Customer relationships:
6–12 years	$26,500	$(14,650)	$26,500	$(13,330)
15–25 years	104,860	(25,740)	104,360	(22,660)
40 years	67,580	(9,440)	67,580	(8,600)

Total customer relationships	198,940	(49,830)	198,440	(44,590)

Technology and other:
1–15 years	25,940	(15,050)	25,900	(13,790)
17–30 years	39,700	(9,860)	39,300	(8,950)

Total technology and other	65,640	(24,910)	65,200	(22,740)

Trademark/Trade names (indefinite life)	63,480	(4,270)	63,350	(4,440)

	$328,060	$(79,010)	$326,990	$(71,770)

        Amortization expense related to technology and other intangibles was $2.0 million and $2.4 million for the six months ended June 30, 2006 and 2005, respectively. These amounts are included in cost of sales in the accompanying consolidated statement of operations. Amortization expense related to customer intangibles was $5.1 million and $5.0 million for the six months ended June 30, 2006 and 2005, respectively. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statement of operations.

4.  Accounts Receivable Securitization

        TriMas is party to a receivables securitization facility through TSPC, Inc. ("TSPC"), a wholly-owned subsidiary, to sell trade accounts receivable of substantially all of the Company's domestic business operations.

        TSPC from time to time may sell an undivided fractional ownership interest in the pool of receivables up to approximately $125.0 million to a third party multi-seller receivables funding company. The net proceeds of sales are less than the face amount of accounts receivable sold by an amount that approximates the purchaser's financing costs, which amounted to a total of $2.0 million and $1.4 million for the six months ended June 30, 2006 and 2005, respectively. Such amounts are included in other, net in the accompanying consolidated statement of operations. As of June 30, 2006 and December 31, 2005, the Company's funding under the facility was approximately $52.0 million and $37.3 million, respectively, with an additional $9.1 million and $16.1 million, respectively, available but not utilized. When the Company sells receivables under this arrangement, the Company retains a subordinated interest in the receivables sold. The retained interest in receivables sold is included in receivables in the accompanying balance sheet and approximated $62.9 million and $65.3 million at

June 30, 2006 and December 31, 2005, respectively. The usage fee under the facility is 1.35%. In addition, the Company is required to pay a fee of 0.5% on the unused portion of the facility. This facility expires on December 31, 2007.

        The financing costs are determined by calculating the estimated present value of the receivables sold compared to their carrying amount. The estimated present value factor is based on historical collection experience and a discount rate representing a spread over LIBOR as prescribed under the terms of the securitization agreement. As of June 30, 2006 and 2005, the financing costs were based on an average liquidation period of the portfolio of approximately 1.3 months and 1.6 months, respectively, and an average discount rate of 3.1%.

        In the six months ended June 30, 2006, the Company sold an undivided interest in approximately $6.2 million of accounts receivable under a factoring arrangement at three of its European subsidiaries. These transactions were accounted for as a sale and the receivables were sold at a discount from face value approximating 1.9%. Costs associated with these transactions were approximately $0.1 million and are included in other, net in the accompanying consolidated statement of operations.

        In addition, in the first quarter of 2005, the Company sold an undivided interest in approximately $17.0 million of accounts receivable of one of its businesses to a third party. The transaction was accounted for as a sale and the receivables were sold at a discount from face value approximating 1.25%. Costs associated with the transaction were approximately $0.3 million and are included in other, net in the accompanying consolidated statement of operations.

5.  Inventories

        Inventories consist of the following:

	June 30, 2006	December 31, 2005
	(dollars in thousands)
Finished goods	$73,630	$69,080
Work in process	20,890	19,300
Raw materials	63,420	60,070

Total inventories	$157,940	$148,450

6.  Property and Equipment, Net

        Property and equipment consists of the following:

	June 30, 2006	December 31, 2005
	(dollars in thousands)
Land and land improvements	$3,280	$3,610
Buildings	45,270	44,440
Machinery and equipment	218,100	206,090

	266,650	254,140
Less: Accumulated depreciation	102,520	89,890

Property and equipment, net	$164,130	$164,250

        Depreciation expense was approximately $11.8 million and $11.6 million for the six months ended June 30, 2006 and 2005, respectively.

7.  Long-term Debt

        The Company's long-term debt consists of the following at June 30, 2006 and December 31, 2005:

	June 30, 2006	December 31, 2005
	(dollars in thousands)
Bank debt	$259,780	$260,350
Non-U.S. bank debt	25,240	30,960
9 7/8% subordinated notes, due June 2012	436,450	436,370

	721,470	727,680
Less: Current maturities, long-term debt	7,780	13,820

Long-term debt	$713,690	$713,860

Bank Debt

        The Company is a party to a credit facility ("Credit Facility") with a group of banks consisting of a $335.0 million term loan which matures December 31, 2009. In addition to the term loan, the Credit Facility includes an uncommitted incremental term loan of $125.0 million and a senior revolving credit facility of up to $150.0 million, including up to $100.0 million for one or more permitted acquisitions, which matures December 31, 2007. As of June 30, 2006 and December 31, 2005, $259.8 million and $260.4 million, respectively, were outstanding. The Credit Facility allows the Company to issue letters of credit, not to exceed $45.0 million in aggregate, against revolving credit facility commitments. At June 30, 2006 and December 31, 2005, the Company had letters of credit of approximately $43.4 million and $43.7 million, respectively, issued and outstanding. The effective interest rate on Credit Facility borrowings was 8.90% and 8.03% at June 30, 2006 and December 31, 2005, respectively.

        The bank debt is an obligation of subsidiaries of the Company. Although the Credit Facility does not restrict the Company's subsidiaries from making distributions to it in respect of its 9 7/8% senior subordinated notes, it does contain certain other limitations on the distribution of funds from TriMas

Company LLC, the principal subsidiary, to the Company. The restricted net assets of the guarantor subsidiaries, of approximately $782.2 million and $757.5 million at June 30, 2006 and December 31, 2005, respectively, are presented in the financial information in Note 15. The Credit Facility contains negative and affirmative covenants and other requirements affecting the Company and its subsidiaries, including among others: restrictions on incurrence of debt, except for permitted acquisitions and subordinated indebtedness, liens, mergers, investments, loans, advances, guarantee obligations, acquisitions, asset dispositions, sale-leaseback transactions greater than $90.0 million if sold at fair market value, hedging agreements, dividends and other restricted junior payments, stock repurchases, transactions with affiliates, restrictive agreements and amendments to charters, by-laws, and other material documents. The Credit Facility also requires the Company and its subsidiaries to meet certain restrictive financial covenants and ratios computed quarterly, including a leverage ratio (total consolidated indebtedness plus outstanding amounts under the accounts receivable securitization facility over consolidated EBITDA, as defined), interest expense ratio (consolidated EBITDA, as defined, over cash interest expense, as defined) and a capital expenditures covenant. The Company was in compliance with its covenants at June 30, 2006. See also, Note 14, "Subsequent Event."

Non-U.S. bank debt

        In the United Kingdom, a Company subsidiary is party to a revolving debt agreement which expires October 31, 2006 and is secured by a letter of credit under the Credit Facility. At June 30, 2006, the balance outstanding under this arrangement was $2.2 million at an interest rate of 5.7%.

        In Italy, a Company subsidiary is party to a loan agreement for a term of seven years, at a rate 0.75% above EURIBOR (Euro Interbank Offered Rate), and is secured by land and buildings of the subsidiary. At June 30, 2006, the balance outstanding under this agreement was $6.0 million at an interest rate of 3.8%.

        In Australia, a Company subsidiary is party to a debt agreement up to an amount of $25 million which matures December 31, 2010 and is secured by substantially all the assets of the subsidiary. At June 30, 2006, the balance outstanding under this agreement was $17.0 million at a weighted average interest rate of 6.7%.

Notes

        The 9 7/8% senior subordinated notes due 2012 ("Notes") indenture contains negative and affirmative covenants and other requirements that are comparable to those contained in the Credit Facility. At June 30, 2006, the Company was in compliance with all such covenant requirements.

        Principal payments required on the Credit Facility term loan are: $0.650 million due each calendar quarter ending through June 30, 2009, $120.1 million due on September 30, 2009 and $127.1 million due on December 31, 2009.

8.  Commitments and Contingencies

        A civil suit was filed in the United States District Court for the Central District of California in December 1988 by the United States of America and the State of California against more than 180 defendants, including us, for alleged release into the environment of hazardous substances disposed of at the Operating Industries, Inc. site in California. This site served for many years as a depository for municipal and industrial waste. The plaintiffs have requested, among other things, that the defendants clean up the contamination at that site. Consent decrees have been entered into by the plaintiffs and a group of the defendants, including us, providing that the consenting parties perform certain remedial work at the site and reimburse the plaintiffs for certain past costs incurred by the plaintiffs at the site. We estimate that our share of the clean-up costs will not exceed $500,000, for which we have insurance proceeds. Plaintiffs had sought other relief such as damages arising out of claims for negligence, trespass, public and private nuisance, and other causes of action, but the consent decree governs the remedy. Based upon our present knowledge and subject to future legal and factual developments, we do not believe that this matter will have a material adverse effect on our financial position, results of operations or cash flows.

        As of July 31, 2006, we were a party to approximately 1,605 pending cases involving an aggregate of approximately 10,697 claimants alleging personal injury from exposure to asbestos containing materials formerly used in gaskets (both encapsulated and otherwise) manufactured or distributed by certain of our subsidiaries for use in the petrochemical refining and exploration industries. In addition, we acquired various companies to distribute our products that had distributed gaskets of other manufacturers prior to acquisition. We believe that many of our pending cases relate to locations at which none of our gaskets were distributed or used. Total settlement costs for all such cases (exclusive of defense costs), some of which were filed over 18 years ago, have been approximately $3.5 million. All relief sought in the asbestos cases is monetary in nature. To date, approximately 50% of our costs related to settlement and defense of asbestos litigation have been covered by our primary insurance. Effective February 14, 2006, we entered into a coverage-in-place agreement with our first level excess carriers regarding the coverage to be provided to us for asbestos-related claims when the primary insurance is exhausted. The coverage-in-place agreement makes coverage available that might otherwise be disputed by the carriers and provides a methodology for the administration of asbestos-related defense and indemnity payments. The coverage-in-place agreement allocates payment responsibility among the primary carrier, excess carriers, and the Company's subsidiary.

        We may be subjected to significant additional claims in the future, the cost of settling cases in which product identification can be made may increase, and we may be subjected to further claims in respect of the former activities of our acquired gasket distributors. We note that we are unable to make a meaningful statement concerning the monetary claims made in the asbestos cases given that, among other things, claims may be initially made in some jurisdictions without specifying the amount sought or by simply stating the requisite or maximum permissible monetary relief, and may be amended to alter the amount sought. In addition, relatively few of the claims have reached the discovery stage and even fewer claims have gone past the discovery stage. Based on the settlements made to date and the number of claims dismissed or withdrawn for lack of product identification, the Company believes that the relief sought (when specified) does not bear a reasonable relationship to the Company's potential liability. Based upon our experience to date and other available information (including the availability of excess insurance), we do not believe that these cases will have a material adverse effect on our financial position and results of operations or cash flows.

        The Company is subject to other claims and litigation in the ordinary course of business, but does not believe that any such claim or litigation will have a material adverse effect on the Company's financial position and results of operations or cash flows.

9.  Related Parties

  Metaldyne Corporation

        In connection with the June 2002 common stock issuance and related financing transactions, TriMas assumed approximately $37.0 million of liabilities and obligations of Metaldyne, mainly comprised of contractual obligations to former TriMas employees, tax-related matters, benefit plan liabilities and reimbursements to Metaldyne for normal course payments to be made on TriMas' behalf. During the six months ended June 30, 2006, there were no payments made with respect to these obligations. The remaining assumed liabilities of approximately $8.4 million are payable at various dates in the future and are reported as Due to Metaldyne in the accompanying consolidated balance sheet.

  Heartland Industrial Partners

        The Company is party to an advisory services agreement with Heartland Industrial Partners ("Heartland") at an annual fee of $4.0 million plus expenses. Heartland was paid $2.0 million and $2.1 million for the six months ended June 30, 2006 and 2005, respectively, for such fees and expenses under this agreement. Such amounts are included in selling, general and administrative expense in the accompanying consolidated statement of operations.

  Related Party Sales

        The Company sold fastener products to Metaldyne in the amount of approximately $0.2 million and $0.3 million in the six month periods ended June 30, 2006 and 2005, respectively. The Company also sold fastener products to affiliates of a shareholder in the amount of approximately $3.6 million and $4.0 million in the six month periods ended June 30, 2006 and 2005, respectively. These amounts are included in results of discontinued operations. See note 2 "Discontinued Operations and Assets Held for Sale."

  Collins & Aikman

        In May 2005, Collins & Aikman filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. At that time Collins & Aikman owed the Company $1.3 million, which subsequently was fully reserved. As of June 30, 2006, Collins & Aikman's receivable balance of approximately $0.1 million, was current and collectible.

10.  Segment Information

        TriMas' reportable operating segments are business units that provide unique products and services. Each operating segment is separately managed, requires different technology and marketing strategies and has separate financial information evaluated regularly by the Company's chief operating decision maker in determining resource allocation and assessing performance. During the first quarter of 2006, the Company re-aligned its operating segments and management structure to better focus its various businesses' product line offerings by industry, end customer markets, and related channels of distribution. Prior period segment information has been revised to conform to the current structure and presentation. TriMas has five operating segments involved in the manufacture and sale of products described below. Within these operating segments, there are no individual products or product families for which reported revenues accounted for more than 10% of the Company's consolidated revenues.

        Packaging Systems—Steel and plastic closure caps, drum enclosures, rings and levers, and dispensing systems for industrial and consumer markets, as well as flame-retardant facings, jacketings and insulation tapes used with fiberglass insulation as vapor barriers in commercial, industrial, and residential construction applications.

        Energy Products—Engines and engine replacement parts for the oil and gas industry as well as metallic and non-metallic industrial gaskets and fasteners for the petroleum refining, petrochemical and other industrial markets.

        Industrial Specialties—A diverse range of industrial products for use in niche markets within the aerospace, industrial, automotive, defense, and medical equipment markets. Its products include highly engineered specialty fasteners for the aerospace industry, high-pressure and low-pressure cylinders for the transportation, storage and dispensing of compressed gases, specialty fasteners for the automotive industry, specialty precision tools such as center drills, cutters, end mills, reamers, master gears, gages and punches, and specialty ordnance components and steel cartridge cases.

        RV & Trailer Products—Custom-engineered trailer products including trailer couplers, winches, jacks, trailer brakes and brake control solutions, lighting accessories and roof racks for the recreational vehicle, agricultural/utility, marine, automotive and commercial trailer markets.

        Recreational Accessories—Towing products, functional vehicle accessories and cargo management solutions including vehicle hitches and receivers, sway controls, weight distribution and fifth-wheel hitches, hitch-mounted accessories, and other accessory components.

        The Company's management uses Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") as a primary indicator of financial operating performance and as a measure of cash generating capability. Adjusted EBITDA is defined as net income (loss) before cumulative effect of accounting change, interest, taxes, depreciation, amortization, non-cash asset and goodwill impairment write-offs, and non-cash losses on sale-leaseback of property and equipment. For the periods presented, there were no adjustments between EBITDA and Adjusted EBITDA.

        Segment activity is as follows:

	Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Net Sales
Packaging Systems	$105,040	$97,070
Energy Products	78,670	64,850
Industrial Specialties	91,510	84,610
RV & Trailer Products	107,340	108,160
Recreational Accessories	170,110	174,860

Total	$552,670	$529,550

Operating Profit
Packaging Systems	$18,660	$16,740
Energy Products	11,470	8,520
Industrial Specialties	18,270	16,090
RV & Trailer Products	14,680	15,300
Recreational Accessories	10,880	7,460
Corporate expenses and management fees	(13,150)	(9,870)

Total	$60,810	$54,240

Adjusted EBITDA
Packaging Systems	$25,030	$20,810
Energy Products	12,700	9,780
Industrial Specialties	20,930	18,600
RV & Trailer Products	18,400	18,910
Recreational Accessories	15,920	12,730
Corporate expenses and management fees	(15,150)	(11,330)

Subtotal from continuing operations	$77,830	$69,500
Discontinued operations	(9,020)	(1,280)

Total	$68,810	$68,220

        The following is a reconciliation of our Adjusted EBITDA to net income before cumulative effect of accounting change:

	Six months ended June 30,
	2006	2005
	(dollars in thousands)
Net income before cumulative effect of accounting change	$6,840	$6,560
Income tax expense(a)	3,070	3,690
Interest expense	39,950	36,950
Depreciation and amortization	18,950	21,020

Adjusted EBITDA(b)	$68,810	$68,220

  (a)
  Includes addback of income tax benefit related to discontinued operations. See Note 5 to the audited financial statements.

11.    Stock Options and Awards

      The TriMas Corporation 2002 Long Term Equity Incentive Plan (the "Plan"), provides for the issuance of equity-based incentives in various forms, of which a total of 2,222,000 stock options have been approved for issuance under the Plan. As of June 30, 2006, the Company has 1,952,066 stock options outstanding, each of which may be used to purchase one share of the Company's common stock. The options have a 10-year life and the exercise prices range from $20 to $23. Eighty percent of the options vest ratably over three years from the date of grant, while the remaining twenty percent vest after seven years from the date of grant or on an accelerated basis over three years based upon achievement of specified performance targets, as defined in the Plan. The options become exercisable upon the later of: (1) the normal vesting schedule as described above, or (2) upon the occurrence of a qualified public equity offering as defined in the Plan, one half of the vested options become exercisable 180 days following such public equity offering, and the other one half of vested options become exercisable on the first anniversary following consummation of such public offering.

        The Company has adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R), "Share-Based Payment," using the Modified Prospective Application ("MPA") method, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The MPA method requires the Company to record expense for unvested stock options that were valued at fair value and awarded prior to January 1, 2006, and does not require restatement of prior-year information. Prior to adoption of SFAS No. 123R, the Company accounted for stock-based employee compensation using the intrinsic value method under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees."

        The Company recognized stock-based compensation expense of $0.4 million and $0.8 million before income taxes for the three and six months ended June 30, 2006 and $0.1 million and $0.2 million before income taxes for the three and six months ended June 30, 2005. The stock-based compensation expense is included in selling, general and administrative expenses in the accompanying statements of operations. The total fair value of stock options that vested during the six months ended June 30, 2006 and 2005 was $0.4 million and $0, respectively. As of June 30, 2006, the Company had $2.0 million of unrecognized compensation cost related to stock options that is expected to be recorded over a weighted average period of 1.3 years.

        The fair value of options granted in 2005 under the Plan were estimated using the Black-Scholes option pricing model using the following weighted average assumptions: expected life of 6 years, risk-free interest rate of 4%, and expected volatility of 30%. During the first six months of 2006, 7,110 options were issued by the Company. The weighted average fair value of stock options at the date of grant during the six month period ended June 30, 2006 was $3.34.

        Information related to stock options at June 30, 2006, is as follows:

	Number of Options	Weighted Average Option Price	Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at January 1, 2006	1,946,123	$20.81
Granted	7,110	23.00
Exercised	—	—
Cancelled	(1,167)	20.00

Outstanding at June 30, 2006	1,952,066	$20.82	6.9	—

Exercisable at June 30, 2006	—

        The following table illustrates the pro forma effect of adopting the fair value recognition provisions of SFAS No. 123R on income from continuing operations and earnings per share for the six months ended June 30, 2005:

Six Months Ended June 30, 2005
(dollars and shares in thousands, except for per share amounts)
Income from continuing operations	$8,510
Plus: Stock-based employee compensation expense included in reported net income, net of related tax effects	40
Less: Total stock-based employee compensation expense determined under fair-value method for all awards, net of related tax effects	(110)

Pro-forma income from continuing operations	$8,440

Earnings per share—basic:
Continuing operations, pro-forma	$0.42

Weighted average shares	20,010

Earnings per share—diluted:
Continuing operations, pro forma	$0.41

Weighted average shares	20,760

12.  Earnings per Share

        The Company reports earnings per share in accordance with FASB Statement of Financial Standards No. 128 (SFAS No. 128), "Earnings per Share." Basic and diluted earnings per share amounts were computed using weighted average shares outstanding for the six months ended June 30, 2006 and 2005, respectively, and considers an outstanding warrant to purchase 750,000 shares of common stock at par value of $.01 per share. At June 30, 2006, this warrant has not been exercised. Options to purchase approximately 1,952,066 and 1,712,081 shares of common stock were outstanding at June 30, 2006 and 2005, respectively, but were excluded from the computation of net income per share because to do so would have been anti-dilutive for the periods presented.

13.  Defined Benefit Plans

        Net periodic pension and postretirement benefit costs for TriMas' defined benefit pension plans and postretirement benefit plans, covering foreign employees, union hourly employees and certain salaried employees include the following components for the six months ended June 30, 2006 and 2005:

	Pension Plans
	Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Service costs	$310	$300
Interest costs	800	840
Expected return on plan assets	(920)	(920)
Amortization of net loss	260	180

Net periodic benefit cost	$450	$400

	Other Postretirement Benefits
	Six Months Ended June 30,
	2006	2005
	(dollars in thousands)
Service costs	$50	$40
Interest costs	250	180
Amortization of net loss	50	40

Net periodic benefit cost	$350	$260

        The Company expects to contribute approximately $2.3 million to its defined benefit pension plans in 2006. During the three and six month periods ending June 30, 2006 the Company contributed approximately $0.6 and $1.1 million, respectively.

14.  Subsequent Event

        In August 2006, the Company completed the amendment and restatement of its senior secured credit facilities, which extended maturities of the revolving credit facility through December 2011 and the term loan facility through December 2013. The amended and restated credit facilities are comprised of a $90.0 million revolving credit facility, a $60.0 million deposit-linked supplemental revolving credit facility and a $260.0 million term loan facility. Interest costs of the revolving and term loan credit facilities will be equal to LIBOR plus 275 bps.

15.  Supplemental Guarantor Condensed Consolidating Financial Information

        Under an indenture dated June 6, 2002, TriMas Corporation ("Parent"), issued 9 7/8% Senior Subordinated Notes due 2012 in a total principal amount of $437.8 million (face value). These Notes are guaranteed by substantially all of the Company's domestic subsidiaries ("Guarantor Subsidiaries"). All of the Guarantor Subsidiaries are 100% owned by the Parent and their guarantee is full, unconditional, joint and several. The Company's non-domestic subsidiaries and TSPC, Inc. have not guaranteed the Notes ("Non-Guarantor Subsidiaries"). The Guarantor Subsidiaries have also guaranteed amounts outstanding under the Company's Credit Facility.

        The accompanying supplemental guarantor condensed, consolidating financial information is presented using the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company's share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

Supplemental Guarantor

Condensed Financial Statements

Consolidating Balance Sheet

(dollars in thousands)

	June 30, 2006
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$(1,090)	$2,490	$—	$1,400
Trade receivables, net	—	80,060	24,620	—	104,680
Receivables, intercompany	—	—	(1,990)	1,990	—
Inventories, net	—	139,100	18,840	—	157,940
Deferred income taxes	—	19,590	530	—	20,120
Prepaid expenses and other current assets		6,730	720	—	7,450
Assets of discontinued operations held for sale	—	43,290	—	—	43,290

Total current assets	—	287,680	45,210	1,990	334,880
Investments in subsidiaries	782,170	162,160	—	(944,330)	—
Property and equipment, net	—	111,410	52,720	—	164,130
Goodwill	—	538,160	112,490	—	650,650
Intangibles and other assets	20,150	262,400	20,660	(8,460)	294,750

Total assets	$802,320	$1,361,810	$231,080	$(950,800)	$1,444,410

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$—	$2,590	$5,190	$—	$7,780
Accounts payable, trade	—	95,780	18,450	—	114,230
Accounts payable, intercompany	—	(1,990)	—	1,990	—
Accrued liabilities	1,910	61,410	9,660	—	72,980
Due to Metaldyne	—	4,910	—	—	4,910
Liabilities of discontinued operations	—	33,290	—	—	33,290

Total current liabilities	1,910	195,990	33,300	1,990	233,190
Long-term debt	436,450	257,190	20,050	—	713,690
Deferred income taxes	—	88,620	15,520	(8,460)	95,680
Other long-term liabilities	—	34,360	50	—	34,410
Due to Metaldyne	—	3,480	—	—	3,480

Total liabilities	438,360	579,640	68,920	(6,470)	1,080,450

Total shareholders' equity	363,960	782,170	162,160	(944,330)	363,960

Total liabilities and shareholders' equity	$802,320	$1,361,810	$231,080	$(950,800)	$1,444,410

Supplemental Guarantor

Condensed Financial Statements

Consolidating Balance Sheet

(dollars in thousands)

	December 31, 2005
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$—	$250	$3,480	$—	$3,730
Trade receivables, net	—	76,990	12,970	—	89,960
Receivables, intercompany	—	—	510	(510)	—
Inventories, net	—	131,080	17,370	—	148,450
Deferred income taxes	—	19,710	410	—	20,120
Prepaid expenses and other current assets	—	6,160	890	—	7,050
Assets of discontinued operations held for sale	—	46,730	—	—	46,730

Total current assets	—	280,920	35,630	(510)	316,040
Investments in subsidiaries	757,450	133,230	—	(890,680)	—
Property and equipment, net	—	113,180	51,070	—	164,250
Goodwill	—	538,160	106,620	—	644,780
Intangibles and other assets	30,140	270,770	19,990	(17,460)	303,440

Total assets	$787,590	$1,336,260	$213,310	$(908,650)	$1,428,510

Liabilities and Shareholders' Equity
Current liabilities:
Current maturities, long-term debt	$—	$2,590	$11,230	$—	$13,820
Accounts payable, trade	—	85,040	26,210	—	111,250
Accounts payable, intercompany	—	510	—	(510)	—
Accrued liabilities	1,920	52,960	7,920	—	62,800
Due to Metaldyne	—	4,850	—	—	4,850
Liabilities of discontinued operations	—	38,410	—	—	38,410

Total current liabilities	1,920	184,360	45,360	(510)	231,130
Long-term debt	436,370	257,760	19,730	—	713,860
Deferred income taxes	—	98,490	14,950	(17,460)	95,980
Other long-term liabilities	—	34,720	40	—	34,760
Due to Metaldyne	—	3,480	—	—	3,480

Total liabilities	438,290	578,810	80,080	(17,970)	1,079,210

Total shareholders' equity	349,300	757,450	133,230	(890,680)	349,300

Total liabilities and shareholders' equity	$787,590	$1,336,260	$213,310	$(908,650)	$1,428,510

Supplemental Guarantor

Condensed Financial Statements

Consolidating Statement of Operations

(dollars in thousands)

	Six Months Ended June 30, 2006
	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Net sales	$—	$483,980	$94,190	$(25,500)	$552,670
Cost of sales	—	(356,070)	(73,700)	25,500	(404,270)

Gross profit	—	127,910	20,490	—	148,400
Selling, general and administrative expenses	—	(76,630)	(10,860)	—	(87,490)
Loss on dispositions of property and equipment	—	(100)	—	—	(100)

Operating profit	—	51,180	9,630	—	60,810
Other income (expense), net:
Interest expense	(21,260)	(16,350)	(2,340)	—	(39,950)
Other income (expense), net	990	(3,210)	300	—	(1,920)

Income (loss) before income tax (expense) benefit and equity in net income (loss) of subsidiaries	(20,270)	31,620	7,590	—	18,940
Income tax (expense) benefit	8,460	(13,100)	(2,090)	—	(6,730)
Equity in net income (loss) of subsidiaries	18,650	5,500	—	(24,150)	—

Income (loss) from continuing operations	6,840	24,020	5,500	(24,150)	12,210
Loss from discontinued operations		(5,370)	—	—	(5,370)

Net income (loss)	$6,840	$18,650	$5,500	$(24,150)	$6,840

	Six Months Ended June 30, 2005
	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Net sales	$—	$449,990	$88,530	$(8,970)	$529,550
Cost of sales	—	(338,550)	(66,390)	8,970	(395,970)

Gross profit	—	111,440	22,140	—	133,580
Selling, general and administrative expenses	—	(66,070)	(13,060)	—	(79,130)
Loss on dispositions of property and equipment	—	(210)	—	—	(210)

Operating profit	—	45,160	9,080	—	54,240
Other income (expense), net:
Interest expense	(21,020)	(12,060)	(3,990)	120	(36,950)
Other income (expense), net	(30)	(780)	(2,920)	(120)	(3,850)

Income (loss) before income tax (expense) benefit and equity in net income (loss) of subsidiaries	(21,050)	32,320	2,170	—	13,440
Income tax (expense) benefit	8,330	(12,890)	(370)	—	(4,930)
Equity in net income (loss) of subsidiaries	19,280	1,800	—	(21,080)	—

Income (loss) from continuing operations	6,560	21,230	1,800	(21,080)	8,510
Loss from discontinued operations	—	(1,950)	—	—	(1,950)

Net income (loss)	$6,560	$19,280	$1,800	$(21,080)	$6,560

Supplemental Guarantor
Condensed Financial Statements
Consolidating Statement of Cash Flows
(dollars in thousands)

	Six Months Ended June 30, 2006
	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Cash Flows from Operating Activities:
Net cash provided by (used for) operating activities	$(21,620)	$1,840	$37,030	$—	$17,250

Cash Flows from Investing Activities:
Capital expenditures	—	(11,360)	(2,860)	—	(14,220)
Proceeds from sales of fixed assets	—	930	—	—	930

Net cash used for investing activities	—	(10,430)	(2,860)	—	(13,290)

Cash Flows from Financing Activities:
Repayments of borrowings on senior credit facilities	—	(1,290)	(70)	—	(1,360)
Proceeds from borrowings on revolving credit facilities	—	375,990	—	—	375,990
Repayments of borrowings on revolving credit facilities	—	(375,610)	(5,310)	—	(380,920)
Intercompany transfers (to) from subsidiaries	21,620	8,160	(29,780)	—	—

Net cash provided by (used for) financing activities	21,620	7,250	(35,160)	—	(6,290)

Cash and Cash Equivalents:
Decrease for the period	—	(1,340)	(990)	—	(2,330)
At beginning of period	—	250	3,480	—	3,730

At end of period	$—	$(1,090)	$2,490	$—	$1,400

Supplemental Guarantor
Condensed Financial Statements
Consolidating Statement of Cash Flows
(dollars in thousands)

	Six Months Ended June 30, 2005
	Parent	Guarantor	Non- Guarantor	Eliminations	Total
Cash Flows from Operating Activities:
Net cash provided by (used for) operating activities	$(21,620)	$(34,590)	$70,430	$—	$14,220

Cash Flows from Investing Activities:
Capital expenditures	—	(6,720)	(2,690)	—	(9,410)
Proceeds from sales of fixed assets	—	2,320	—	—	2,320

Net cash used for investing activities	—	(4,400)	(2,690)	—	(7,090)

Cash Flows from Financing Activities:
Repayments of borrowings on senior credit facilities	—	(1,440)	—	—	(1,440)
Proceeds from borrowings on revolving credit facilities	—	516,280	—	—	516,280
Repayments of borrowings on revolving credit facilities	—	(521,100)	—	—	(521,100)
Payments on notes payable	—	(100)	—	—	(100)
Intercompany transfers (to) from subsidiaries	21,620	45,720	(67,340)	—	—

Net cash provided by (used for) financing activities	21,620	39,360	(67,340)	—	(6,360)
Cash and Cash Equivalents:
Increase for the period	—	370	400	—	770
At beginning of period	—	520	2,570	—	3,090

At end of period	$—	$890	$2,970	$—	$3,860

TriMas
CORPORATION

COMPAC CORPORATION A TriMas Company
Where innovative ideas take hold.

LAMONS®
LAMONS GASKET COMPANY

MONOGRAM AEROSPACE FASTENERS

HIDDEN HITCH®

HIDDEN HITCH

Bargman®

NI

Tekonsha®

TOUGH & TRUSTED BULLDOG

PILOT

Rieke Packaging Systems™
A TriMas Company

DRAW-TITE INC.®

ARROW ENGINE COMPANY

KEO

NORRIS CYLINDER COMPANY
A TriMas Company

ROLA ROOF RACKS

HIGHLAND® The Pro's Brand!

        Through and including                        , 2006, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                  Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co. Merrill Lynch & Co.
Credit Suisse JPMorgan
, 2006

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting commissions and discounts, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, the registrant will pay all of these amounts. All amounts except the Securities and Exchange Commission Registration Fee, the National Association of Securities Dealers, Inc. Filing Fee and the New York Stock Exchange Listing Fees are estimated.

Securities and Exchange Commission Registration Fee		$21,533.75
National Association of Securities Dealers, Inc. Filing Fee		20,625.00
New York Stock Exchange Listing Fees		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Agent Fees		*
Blue Sky Fees and Expenses		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

Item 14. Indemnification of Officers and Directors

        TriMas Corporation is a Delaware corporation. Section 145 of the General Corporation Law of Delaware as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any person who was, or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person's conduct was unlawful.

        A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation.

        Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify the person against the expenses (including attorney's fees) actually and reasonably incurred by such person in connection therewith.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

        Article 11 of our certificate of incorporation provides that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was one of our directors or officers shall be indemnified and held harmless by us to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including without limitation attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article 11 are contractual rights and include the right to be paid by us the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof. In addition, Section 7 of our amended and restated by-laws state that we may indemnify our officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware.

        Article 10 of our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to us or our stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which a director derives improper personal benefit.

        Our directors and officers are covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the 1934 Act), which might be incurred by them in such capacities.

        Prior to the consummation of this offering, we intend to enter into indemnity agreements with our directors and certain of our executive officers for the indemnification and advancement of expenses to these persons. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. We also intend to enter into these agreements with our future directors and certain of our executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

        Described below is information regarding all securities that have been issued by TriMas during the past three years.

        None of our securities, which were not registered under the Securities Act, have been issued or sold by us in the past three years except as follows:

  •
  On September 29, 2003, we issued 10,000 shares of common stock to Craig T. Manchen, a former shareholder of Highland, at a price of $20.00 per share or an aggregate price of $200,000.

  •
  Over the past three years we issued 1,993,091 options to purchase common stock that are currently outstanding under our 2002 Long Term Equity Incentive Plan. The exercise price of these grants were between $20.00 and $23.00 per share. The estimated fair value at issuance of these options ranged from $1.91 per share to $8.64 per share. Each option expires 10 years after the date of its grant. Each of these options was granted as a form of employee compensation.

        The issuances of the securities described above were exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients had adequate access to information about us at the time of their investment decision.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit No.	Description
1.1(a)	Form of Underwriting Agreement.
3.1(b)	Amended and Restated Certificate of Incorporation of TriMas Corporation.
3.2(b)	Amended and Restated By-laws of TriMas Corporation.
3.3(a)	Form of Second Amended and Restated Certificate of Incorporation.
3.4(a)	Form of Second Amended and Restated By-laws.
4.1(b)	Indenture relating to the 9 7/8% senior subordinated notes, dated as of June 6, 2002, by and among TriMas Corporation, each of the Guarantors named therein and The Bank of New York as trustee.
4.2(b)	Form of note (included in Exhibit 4.1).
4.3(b)	Registration Rights Agreement relating to the 9 7/8% senior subordinated notes issued June 6, 2002 dated as of June 6, 2002 by and among TriMas Corporation and the parties named therein.
4.4(b)*	Registration Rights Agreement relating to the 9 7/8% senior subordinated notes issued December 10, 2002 dated as of December 10, 2002 by and among TriMas Corporation and the parties named therein.
4.5(d)	Supplemental Indenture dated as of March 4, 2003.
4.6(e)	Supplemental Indenture No. 2 dated as of May 9, 2003.
4.7(f)	Supplemental Indenture No. 3 dated as of August 6, 2003.
4.8(a)	Form of Common Stock Certificate of TriMas Corporation.
5.1(a)	Opinion of Cahill Gordon & Reindel LLP regarding the legality of securities being registered.
10.1(b)	Stock Purchase Agreement dated as of May 17, 2002 by and among Heartland Industrial Partners, L.P., TriMas Corporation and Metaldyne Corporation.
10.2(b)	Amended and Restated Shareholders Agreement, dated as of July 19, 2002 by and among TriMas Corporation and Metaldyne Corporation.
10.3	Amendment No. 1 to Amended and Restated Shareholders Agreement dated as of August 31, 2006.
10.4(n)	Credit Agreement, dated as of June 6, 2002, as amended and restated as of August 3, 2006, among TriMas Company LLC, JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent, and Comerica Bank, as Syndication Agent.

10.5(b)	Receivables Purchase Agreement, dated as of June 6, 2002, by and among TriMas Corporation, the Sellers party thereto and TSPC, Inc., as Purchaser.
10.6(b)	Receivables Transfer Agreement, dated as of June 6, 2002, by and among TSPC, Inc., as Transferor, TriMas Corporation, individually, as Collection Agent, TriMas Company LLC, individually as Guarantor, the CP Conduit Purchasers, Committed Purchasers and Funding Agents party thereto, and JPMorgan Chase Bank as Administrative Agent.
10.7(j)	Amendment dated as of June 3, 2005, to Receivables Transfer Agreement.
10.8(k)	Amendment dated as of July 5, 2005, to Receivables Transfer Agreement.
10.9(k)	TriMas Receivables Facility Amended and Restated Fee Letter dated July 1, 2005.
10.10(b)	Corporate Services Agreement, dated as of June 6, 2002, between Metaldyne Corporation and TriMas Corporation.
10.11(b)	Lease Assignment and Assumption Agreement, dated as of June 21, 2002, by and among Heartland Industrial Group, L.L.C., TriMas Company LLC and the Guarantors named therein.
10.12(b)**	TriMas Corporation 2002 Long Term Equity Incentive Plan.
10.13(b)	Stock Purchase Agreement by and among 2000 Riverside Capital Appreciation Fund, L.P., the other Stockholders of HammerBlow Acquisition Corp. listed on Exhibit A thereto and TriMas Company LLC dated as of January 27, 2003.
10.14(c)	Stock Purchase Agreement by and Among TriMas Company LLC and The Shareholders and Option Holders of Highland Group Corporation and FNL Management Corporation dated February 21, 2003.
10.15(d)	Form of Employment Agreement between TriMas Corporation and Grant H. Beard.
10.16(l)	Form of Employment Agreement between TriMas Corporation and Lynn A. Brooks.
10.17(d)*	Form of Employment Agreement between TriMas Corporation and E.R. "Skip" Autry.
10.18(l)	Employment Agreement between TriMas Corporation and Joshua Sherbin.
10.19(l)	Employment Agreement between TriMas Corporation and Edward L. Schwartz.
10.20(e)	Asset Purchase Agreement among TriMas Corporation, Metaldyne Corporation and Metaldyne Company LLC dated May 9, 2003.
10.21(e)	Form of Sublease Agreement (included as Exhibit A in Exhibit 10.24).
10.22(f)	Form of Stock Option Agreement.
10.23(m)*	Annual Value Creation Program.
10.24(m)*	Form of Indemnification Agreement.
10.25(o)	Separation and Consulting Agreement dated as of May 20, 2005.
10.26	Amendment No. 1 to Stock Purchase Agreement, dated as of August 31, 2006 by and among Heartland Industrial Partners, L.P., TriMas Corporation and Metaldyne Corporation.
10.27	Advisory Agreement, dated June 6, 2002 between Heartland Industrial Partners, L.P. and TriMas Corporation.
10.28(a)	Form of Management Rights Agreement.
21(l)	Subsidiaries of TriMas Corporation

23.1(a)	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24.1(p)	Power of Attorney (included in the signature pages to this Registration Statement).

(a)	To be filed by amendment.
(b)	Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-4, filed on October 4, 2002 (File No. 333-100351).
(b)*	Incorporated by reference to the Exhibits filed with Amendment No. 2 to our Registration Statement on Form S-4, filed on January 28, 2003 (File No. 333-100351).
(b)**	Incorporated by reference to the Exhibits filed with Amendment No. 3 to our Registration Statement or Form S-4, filed on January 29, 2003 (File No. 333-100351).
(c)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on February 25, 2003 (File No. 333-100351).
(d)	Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K filed March 31, 2003.
(d)*	Incorporated by reference to the Exhibits filed with our Form 8-K filed on August 9, 2005 (File No. 333-100351).
(e)	Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-4, filed June 9, 2003 (File No. 333-105950).
(f)	Incorporated by reference to the Exhibits filed with our Form 10-Q filed on August 14, 2003.
(g)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on December 22, 2003.
(h)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on December 27, 2004 (File No. 333-100351).
(i)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on October 3, 2005 (File No. 333-100351).
(j)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on June 14, 2005 (File No. 333-100351).
(k)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on July 6, 2005 (File No. 333-100351).
(l)	Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K filed April 4, 2006.
(m)	Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-1, filed on March 24, 2004 (File No. 333-113917).
(m)*	Incorporated by reference to the Exhibits filed with Amendment No. 3 to our Registration Statement on Form S-1, filed on June 29, 2004.
(n)	Incorporated by reference to the Exhibits filed with our Form 8-K filed on August 3, 2006 (File No. 333-100351).
(o)	Incorporated by reference to the Exhibits filed with our Form 10-Q filed on August 15, 2005 (File No. 333-100351).
(p)	Previously filed.

(b)	Financial Statement Schedule
Page No.	Description
S-1	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
S-2	Schedule II — Valuation and Qualifying Accounts

Item 17. Undertakings

        (1)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (2)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (3)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (4)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, TriMas Corporation has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bloomfield Hills, State of Michigan on the 18th day of October, 2006.

TRIMAS CORPORATION
By:	/s/ E.R. AUTRY, JR.

Name: E.R. Autry, Jr. Title: Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GRANT H. BEARD Grant H. Beard	President, Chief Executive Officer and Director (Principal Executive Officer)	October 18, 2006
/s/ E.R. AUTRY, JR. E.R. (Skip) Autry, Jr.	Chief Financial Officer (Principal Accounting Officer)	October 18, 2006
/s/ SAMUEL VALENTI III Samuel Valenti III	Executive Chairman of the Board of Directors	October 18, 2006
/s/ CHARLES E. BECKER* Charles E. Becker	Director	October 18, 2006
/s/ MARSHALL A. COHEN* Marshall A. Cohen	Director	October 18, 2006
/s/ DANIEL P. TREDWELL* Daniel P. Tredwell	Director	October 18, 2006
/s/ EUGENE A. MILLER* Eugene A. Miller	Director	October 18, 2006
/s/ RICHARD M. GABRYS* Richard A. Gabrys	Director	October 18, 2006
*By:	/s/ E.R. AUTRY, JR. Attorney-in-fact

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
TriMas Corporation:

Under date of March 31, 2006, except as to the effects of segment classification discussed in note 19 for which the date is July 28, 2006 and as to the effects of discontinued operations discussed in note 5, for which the date is September 15, 2006, we reported on the consolidated balance sheets of TriMas Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows, and shareholders' equity and Metaldyne Corporation net investment and advances for each of the years in the three-year period ended December 31, 2005, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, in 2005, the Company changed its method of accounting for conditional asset retirement obligations pursuant to FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.

/s/ KPMG LLP

Detroit, Michigan
March 31, 2006, except as to the effects
    of segment classification discussed in note 19
    for which the date is July 28, 2006,
    and as to the effects of discontinued operations discussed in note 5, for which the date is September 15, 2006

S-1

TRIMAS CORPORATION
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003.

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
		ADDITIONS
DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	CHARGED TO COSTS AND EXPENSES	CHARGED (CREDITED) TO OTHER ACCOUNTS (A)	DEDUCTIONS (B)	BALANCE AT END OF PERIOD
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet
Year ended December 31, 2005	$5,290,000	$1,020,000	$20,000	$580,000	$5,750,000

Year ended December 31, 2004	$4,340,000	$1,947,000	$10,000	$1,007,000	$5,290,000

Year ended December 31, 2003	$3,820,000	$279,000	$450,000	$209,000	$4,340,000

(A)
Allowance of companies acquired, and other adjustments, net.

(B)
Deductions, representing uncollectible accounts written-off, less recoveries of amounts written-off in prior years.

S-2

EXHIBIT INDEX

(a)
Exhibits

Exhibit No.	Description
1.1(a)	Form of Underwriting Agreement.
3.1(b)	Amended and Restated Certificate of Incorporation of TriMas Corporation.
3.2(b)	Amended and Restated By-laws of TriMas Corporation.
3.3(a)	Form of Second Amended and Restated Certificate of Incorporation.
3.4(a)	Form of Second Amended and Restated By-laws.
4.1(b)	Indenture relating to the 9 7/8% senior subordinated notes, dated as of June 6, 2002, by and among TriMas Corporation, each of the Guarantors named therein and The Bank of New York as trustee.
4.2(b)	Form of note (included in Exhibit 4.1).
4.3(b)	Registration Rights Agreement relating to the 9 7/8% senior subordinated notes issued June 6, 2002 dated as of June 6, 2002 by and among TriMas Corporation and the parties named therein.
4.4(b)*	Registration Rights Agreement relating to the 9 7/8% senior subordinated notes issued December 10, 2002 dated as of December 10, 2002 by and among TriMas Corporation and the parties named therein.
4.5(d)	Supplemental Indenture dated as of March 4, 2003.
4.6(e)	Supplemental Indenture No. 2 dated as of May 9, 2003.
4.7(f)	Supplemental Indenture No. 3 dated as of August 6, 2003.
4.8(a)	Form of Common Stock Certificate of TriMas Corporation.
5.1(a)	Opinion of Cahill Gordon & Reindel LLP regarding the legality of securities being registered.
10.1(b)	Stock Purchase Agreement dated as of May 17, 2002 by and among Heartland Industrial Partners, L.P., TriMas Corporation and Metaldyne Corporation.
10.2(b)	Amended and Restated Shareholders Agreement, dated as of July 19, 2002 by and among TriMas Corporation and Metaldyne Corporation.
10.3	Amendment No. 1 to Amended and Restated Shareholders Agreement dated August 31, 2006.
10.4(n)	Credit Agreement, dated as of June 6, 2002, as amended and restated as of August 3, 2006, among TriMas Company LLC, JPMorgan Chase Bank as Administrative Agent and Collateral Agent, and Comerica Bank, as Syndication Agent.
10.5(b)	Receivables Purchase Agreement, dated as of June 6, 2002, by and among TriMas Corporation, the Sellers party thereto and TSPC, Inc., as Purchaser.
10.6(b)	Receivables Transfer Agreement, dated as of June 6, 2002, by and among TSPC, Inc., as Transferor, TriMas Corporation, individually, as Collection Agent, TriMas Company LLC, individually as Guarantor, the CP Conduit Purchasers, Committed Purchasers and Funding Agents party thereto, and JPMorgan Chase Bank as Administrative Agent.
10.7(j)	Amendment dated as of June 3, 2005, to Receivables Transfer Agreement.
10.8(k)	Amendment dated as of July 5, 2005, to Receivables Transfer Agreement.
10.9(k)	TriMas Receivables Facility Amended and Restated Fee Letter dated July 1, 2005.
10.10(b)	Corporate Services Agreement, dated as of June 6, 2002, between Metaldyne Corporation and TriMas Corporation.

10.11(b)	Lease Assignment and Assumption Agreement, dated as of June 21, 2002, by and among Heartland Industrial Group, L.L.C., TriMas Company LLC and the Guarantors named therein.
10.12(b)**	TriMas Corporation 2002 Long Term Equity Incentive Plan.
10.13(b)	Stock Purchase Agreement by and among 2000 Riverside Capital Appreciation Fund, L.P., the other Stockholders of HammerBlow Acquisition Corp. listed on Exhibit A thereto and TriMas Company LLC dated as of January 27, 2003.
10.14(c)	Stock Purchase Agreement by and Among TriMas Company LLC and The Shareholders and Option Holders of Highland Group Corporation and FNL Management Corporation dated February 21, 2003.
10.15(d)	Form of Employment Agreement between TriMas Corporation and Grant H. Beard.
10.16(l)	Form of Employment Agreement between TriMas Corporation and Lynn A. Brooks.
10.17(d)*	Form of Employment Agreement between TriMas Corporation and E.R. "Skip" Autry.
10.18(l)	Employment Agreement between TriMas Corporation and Joshua Sherbin.
10.19(l)	Employment Agreement between TriMas Corporation and Edward L. Schwartz.
10.20(e)	Asset Purchase Agreement among TriMas Corporation, Metaldyne Corporation and Metaldyne Company LLC dated May 9, 2003.
10.21(e)	Form of Sublease Agreement (included as Exhibit A in Exhibit 10.24).
10.22(f)	Form of Stock Option Agreement.
10.23(m)*	Annual Value Creation Program.
10.24(m)*	Form of Indemnification Agreement.
10.25(o)	Separation and Consulting Agreement dated as of May 20, 2005.
10.26	Amendment to Stock Purchase Agreement, dated as of August 31, 2006 by and among Heartland Industrial Partners, L.P., TriMas Corporation and Metaldyne Corporation.
10.27	Advisory Agreement, dated June 6, 2002 between Heartland Industrial Partners, L.P. and TriMas Corporation.
10.28(a)	Form of Management Rights Agreement.
21.(l)	Subsidiaries of TriMas Corporation
23.1(a)	Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1).
23.2	Consent of KPMG LLP.
24.1(p)	Power of Attorney (included in the signature pages to this Registration Statement).

(a)
To be filed by amendment.

(b)
Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-4, filed on October 4, 2002 (File No. 333-100351).

(b)
* Incorporated by reference to the Exhibits filed with Amendment No. 2 to our Registration Statement on Form S-4, filed on January 28, 2003 (File No. 333-100351).

(b)
** Incorporated by reference to the Exhibits filed with Amendment No. 3 to our Registration Statement on Form S-4, filed on January 29, 2003 (File No. 333-100351).

(c)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on February 25, 2003 (File No. 333-100351).

(d)
Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K filed March 31, 2003.

(d)
* Incorporated by reference to the Exhibits filed with our Form 8-K filed on August 9, 2005 (File No. 333-100351).

(e)
Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-4, filed June 9, 2003 (File No. 333-105950).

(f)
Incorporated by reference to the Exhibits filed with our Form 10-Q filed on August 14, 2003.

(g)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on December 22, 2003.

(h)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on December 27, 2004 (File No. 333-100351).

(i)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on October 3, 2005 (File No. 333-100351).

(j)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on June 14, 2005 (File No. 333-100351).

(k)
Incorporated by reference to the Exhibits filed with our Form 8-K filed on July 6, 2005 (File No. 333-100351).

(l)
Incorporated by reference to the Exhibits filed with our Annual Report on Form 10-K filed April 4, 2006.

(m)
Incorporated by reference to the Exhibits filed with our Registration Statement on Form S-1, filed on March 24, 2004 (File No. 333-113917).

(m)
* Incorporated by reference to the Exhibits filed with Amendment No. 3 to our Registration Statement on Form S-1, filed on June 29, 2004.

(n)
Incorporated by reference to the Exhibit filed with our Form 8-K filed on August 3, 2006 (File No. 333-100351).

(o)
Incorporated by reference to the Exhibits filed with our Form 10-Q filed on August 15, 2005 (File No. 333-100351).

(p)
Previously filed.

(b)
Financial Statement Schedule

Page No.	Description
S-1	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
S-2	Schedule II — Valuation and Qualifying Accounts

QuickLinks

TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
Use of Trademarks
PROSPECTUS SUMMARY
Our Company
Our Strategy
Risks Related to Our Strategies
Our Executive Offices and Structure
Company Background and Our Controlling Stockholder
The Offering
Summary Financial Data
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Combined Statement of Operations For the Six Months Ended June 30, 2006 (dollars in millions, except per share amounts)
Unaudited Pro Forma Combined Statement of Operations For the Year Ended December 31, 2005 (dollars in millions, except per share amounts)
TRIMAS CORPORATION NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
Pro Forma Adjustments
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET June 30, 2006 (dollars in thousands, except share amounts)
TRIMAS CORPORATION NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
Pro Forma Adjustments
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the fiscal year ended December 31, 2005
BUSINESS
MANAGEMENT
Pension Plan Table
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF OUR DEBT
DESCRIPTION OF OUR CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS TRIMAS CORPORATION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TriMas Corporation Consolidated Balance Sheet (dollars in thousands)
TriMas Corporation Consolidated Statement of Operations (dollars in thousands, except per share amounts)
TriMas Corporation Consolidated Statement of Cash Flows (dollars in thousands)
TriMas Corporation Statement of Shareholders' Equity and Metaldyne Corporation Net Investment and Advances Years Ended December 31, 2005, 2004 and 2003 (dollars in thousands)
TRIMAS CORPORATION NOTES TO FINANCIAL STATEMENTS
Supplemental Guarantor Condensed Financial Statements Consolidated Balance Sheet (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Balance Sheet (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Operations (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Operations (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Operations (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Cash Flows (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Cash Flows (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidated Statement of Cash Flows (dollars in thousands)
TriMas Corporation Consolidated Balance Sheet (Unaudited—dollars in thousands)
TriMas Corporation Consolidated Statement of Operations (Unaudited—dollars in thousands, except for per share amounts)
TriMas Corporation Consolidated Statement of Cash Flows (Unaudited—dollars in thousands)
TriMas Corporation Consolidated Statement of Shareholders' Equity Six Months Ended June 30, 2006 (Unaudited—dollars in thousands)
TRIMAS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
Supplemental Guarantor Condensed Financial Statements Consolidating Balance Sheet (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidating Balance Sheet (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidating Statement of Operations (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidating Statement of Cash Flows (dollars in thousands)
Supplemental Guarantor Condensed Financial Statements Consolidating Statement of Cash Flows (dollars in thousands)
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Report of Independent Registered Public Accounting Firm
TRIMAS CORPORATION SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003.
EXHIBIT INDEX